
09010458

$(R+D \times 6)^{>100}$


ALLERGAN

Our pursuit. Life's potential.™

ANNUAL REPORT 2008

sustainable growth

Scientific strength. A business model that balances diverse specialties with a focused approach. And a leadership presence in markets around the globe. Each is essential to defining Allergan's success. Added together, they form the foundation of our Growth Equation.

In today's challenging health care environment, these are the factors contributing to Allergan's stability, competitive differentiation and long-term value. As we move forward, we are continuing to pave the way for growth through the steadfast execution of our strategy. We are vigorously investing in our ability to pursue potential to new frontiers. We are reaching deeper in our areas of specialty focus to bring groundbreaking new products to market. We are expanding our sales presence in emerging markets. And we are working harder to enable patients around the world to live life to its greatest potential.


R+D
40

x6

(areas of specialty focus)

>100 countries

(global reach)

In millions, except per share data	2008	Year Ended December 31, 2007	2006	2005	2004
STATEMENT OF OPERATIONS HIGHLIGHTS					
(As reported under U.S. GAAP)					
Product net sales	$4,339.7	$3,879.0	$3,010.1	$2,319.2	$2,045.6
Total revenues	4,403.4	3,938.9	3,063.3	2,342.6	2,058.9
Research and development	797.9	718.1	1,055.5	388.3	342.9
Earnings (loss) from continuing operations	578.6	501.0	(127.4)	403.9	377.1
Loss from discontinued operations	—	(1.7)	—	—	—
Net earnings (loss)	$ 578.6	$ 499.3	$ (127.4)	$ 403.9	$ 377.1
Basic earnings (loss) per share:					
Continuing operations	$ 1.90	$ 1.64	$ (0.43)	$ 1.54	$ 1.44
Discontinued operations	—	—	—	—	—
Diluted earnings (loss) per share:					
Continuing operations	1.89	1.62	(0.43)	1.51	1.41
Discontinued operations	—	—	—	—	—
Dividends per share	0.20	0.20	0.20	0.20	0.18
ADJUSTED AMOUNTS[(a)]					
Adjusted earnings from continuing operations	$ 786.5	$ 672.9	$ 547.2	$ 453.3	$ 368.8
Adjusted basic earnings per share:					
Continuing operations	$ 2.59	$ 2.21	$ 1.86	$ 1.73	$ 1.40
Adjusted diluted earnings per share:					
Continuing operations	2.57	2.18	1.83	1.69	1.38
NET SALES BY PRODUCT LINE					
Specialty Pharmaceuticals:					
Eye Care Pharmaceuticals	$2,009.1	$1,776.5	$1,530.6	$1,321.7	$1,137.1
BOTOX®/Neuromodulator	1,310.9	1,211.8	982.2	830.9	705.1
Skin Care	113.7	110.7	125.7	120.2	103.4
Urologics	68.6	6.0	—	—	—
Subtotal pharmaceuticals	3,502.3	3,105.0	2,638.5	2,272.8	1,945.6
Other (primarily contract sales)	—	—	—	46.4	100.0
Total specialty pharmaceuticals	3,502.3	3,105.0	2,638.5	2,319.2	2,045.6
Medical Devices:					
Breast Aesthetics	310.0	298.4	177.2	—	—
Obesity Intervention	296.0	270.1	142.3	—	—
Facial Aesthetics	231.4	202.8	52.1	—	—
Core medical devices	837.4	771.3	371.6	—	—
Other	—	2.7	—	—	—
Total medical devices	837.4	774.0	371.6	—	—
Total product net sales	$4,339.7	$3,879.0	$3,010.1	$2,319.2	$2,045.6
PRODUCT SOLD BY LOCATION					
Domestic	64.6%	65.7%	67.4%	67.5%	69.1%
International	35.4%	34.3%	32.6%	32.5%	30.9%

(a) The adjusted amounts in 2008 exclude a $2.4 million U.S. state and federal deferred tax benefit related to the legal entity integration of the acquisitions of Esprit Pharma Holding Company, Inc. (Esprit) and Inamed Corporation (Inamed), a $3.8 million negative tax impact from non-deductible losses associated with the liquidation of corporate-owned life insurance contracts and the after-tax effects of the following: 1) $129.6 million amortization of acquired intangible assets related to business combinations and asset acquisitions; 2) $68.7 million for upfront payments for technologies that have not achieved regulatory approval; 3) $27.2 million restructuring charge and $10.0 million of termination benefits, asset impairments and accelerated depreciation costs related to the phased closure of the Arklow, Ireland, breast implant manufacturing plant; 4) $3.4 million restructuring charge and $0.9 million gain on sale of technology and fixed assets related to the phased closure of the Fremont, California, collagen manufacturing plant; 5) $6.6 million of restructuring charges and $1.5 million of integration and transition costs related to the acquisition of Groupe Cornéal Laboratoires (Cornéal); 6) $4.1 million of restructuring charges related to the streamlining of the Company's European operations and the acquisition of EndoArt SA (EndoArt); 7) $11.7 million rollout of fair market value inventory adjustment and $0.7 million of integration and transition costs related to the acquisition of Esprit; 8) $25.7 million of external costs associated with responding to the U.S. Department of Justice subpoena; 9) $13.2 million settlement related to the termination of a distribution agreement in Korea; 10) $5.6 million impairment of intangible asset related to the phase-out of a collagen product; 11) $0.6 million of transaction costs related to ACZONE®; and 12) $14.8 million unrealized gain on derivative instruments.

The adjusted amounts in 2007 exclude the favorable recovery of $1.6 million in previously paid state income taxes and the after-tax effects of the following: 1) $72.0 million charge for in-process research and development related to the acquisition of EndoArt; 2) $99.9 million amortization of acquired intangible assets related to business combinations and asset acquisitions; 3) $25.9 million of restructuring charges and $14.7 million of integration and transition costs related to the acquisitions of Inamed, Cornéal, EndoArt and Esprit; 4) $3.3 million rollout of fair market value inventory adjustments related to the acquisitions of Esprit and Cornéal; 5) $2.3 million settlement of an unfavorable Cornéal distribution contract; 6) $6.4 million settlement of a patent dispute; 7) $0.9 million restructuring charge related to the streamlining of the Company's European operations; 8) $0.4 million of interest income related to income tax settlements; and 9) $0.4 million unrealized loss on derivative instruments.

The adjusted amounts in 2006 exclude income tax benefits of $11.7 million related to the resolution of uncertain tax positions and favorable recovery of previously paid state income taxes, an income tax benefit of $17.2 million related to a reduction in valuation allowance associated with a deferred tax asset, an income tax benefit of $2.8 million related to a change in estimated income taxes on 2005 dividend repatriation, income tax expenses of $1.6 million related to intercompany transfers of trade businesses and net assets, and the after-tax effects of the following: 1) $579.3 million charge for in-process research and development related to acquisition of Inamed; 2) $58.6 million amortization of acquired intangible assets related to the acquisition of Inamed; 3) $47.9 million rollout of fair market value inventory adjustment related to the acquisition of Inamed; 4) $12.3 million restructuring charge and $20.7 million of integration and transition costs related to the acquisition of Inamed; 5) $28.5 million contribution to The Allergan Foundation; 6) $9.8 million restructuring charge and $6.2 million of transition/duplicate operating costs related to the streamlining of the Company's European operations; 7) $0.6 million restructuring charge related to the scheduled termination of the Company's manufacturing and supply agreement with Advanced Medical Optics; 8) $4.9 million reversal of interest income on previously paid state income taxes and $4.9 million reversal of interest expense related to the resolution of uncertain tax positions; 9) $2.7 million of costs to settle a contingency involving non-income taxes in Brazil; 10) $0.4 million reversal of restructuring charge related to the streamlining of the Company's operations in Japan; 11) $0.1 million of costs related to the acquisition of Cornéal; and 12) $0.3 million unrealized loss on derivative instruments.

The adjusted amounts in 2005 exclude income taxes of $49.6 million related to the repatriation of foreign earnings that had been previously permanently reinvested outside the United States, income tax benefits of $24.1 million related to the resolution of uncertain tax positions and an additional benefit for state income taxes of $1.4 million, and the after-tax effects of the following: 1) $28.8 million restructuring charge and $5.6 million of transition/duplicate operating costs related to the streamlining of the Company's European operations; 2) $12.9 million restructuring charge related to the scheduled termination of the Company's manufacturing and supply agreement with Advanced Medical Optics;

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*



$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
12/04
12/05
12/06
12/07
12/08
Allergan, Inc.
S&P 500
Peer Group
AMEX Pharmaceutical

CASH FLOW FROM OPERATIONS
(in millions of dollars)

PHARMACEUTICAL SALES GROWTH
(in millions of dollars)

MEDICAL DEVICE SALES GROWTH
(in millions of dollars)



$548.5
$424.6
$746.9
$792.5
$681.9
04
05
06
07
08
$1,945.6
$2,272.8
$2,638.5
$3,105.0
$3,502.3
+16%
+17%
+16%
+18%
+13%
04
05
06
07
08
$371.6
$774.0
$837.4
+108%
+8%
06
07
08

3) $7.9 million gain on the sale of a distribution business in India; 4) $7.3 million reduction in interest expense related to the resolution of uncertain income tax positions and $2.1 million of interest income related to previously paid state income taxes; 5) $5.7 million gain on the sale of assets previously used in contract manufacturing activities; 6) $2.3 million restructuring charge related to the streamlining of the Company's operations in Japan; 7) $0.6 million gain on the sale of a former manufacturing plant in Argentina; 8) $0.8 million gain on the sale of a third party equity investment; 9) $3.6 million gain on the termination of the *Vitrase* collaboration agreement with ISTA Pharmaceuticals; 10) $3.0 million buy-out of a license agreement with Johns Hopkins University; 11) $0.4 million in costs related to the acquisition of Inamed; and 12) $1.1 million unrealized gain on derivative instruments.

The adjusted amounts in 2004 exclude the favorable recovery of $6.1 million of previously paid state income taxes and the after-tax effects of the following: 1) income of $2.4 million from a patent infringement settlement; 2) $7.0 million restructuring charge related to the scheduled termination of the Company's manufacturing and supply agreement with Advanced Medical Optics; 3) $0.4 million unrealized loss on derivative instruments; and 4) income of $11.5 million from a technology transfer fee and a revised *Vitrase* collaboration agreement with ISTA Pharmaceuticals.

The foregoing presentation contains certain non-GAAP financial measures and non-GAAP adjustments. For a reconciliation of these non-GAAP financial measures to GAAP financial measures, please refer to pages 4 and 5 of this Annual Report.

FOOTNOTE FOR CHART ABOVE:

* $100 invested on 12/31/03 in stock or index, including reinvestment of dividends. Fiscal year ending December 31. The 16 companies comprising the customized peer group include: Alcon, Inc., Amgen Inc., Biogen Idec Inc., Celgene Corporation, Cephalon, Inc., Eli Lilly and Company, Endo Pharmaceuticals Holdings Inc., Forest Laboratories, Inc., Genentech, Inc., Genzyme Corporation, Gilead Sciences, Inc., Johnson & Johnson, Medicis Pharmaceutical Corporation, Mentor Corporation, Sepracor Inc. and Wyeth.

Condensed Consolidated Statements of Operations and Reconciliation of Non-GAAP Adjustments

In millions, except per share data	Year Ended December 31, 2008			Year Ended December 31, 2007		
	GAAP	Non-GAAP Adjustments	Adjusted	GAAP	Non-GAAP Adjustments	Adjusted
REVENUES						
Specialty pharmaceuticals product net sales	$3,502.3	$ —	$3,502.3	$3,105.0	$ —	$3,105.0
Medical devices product net sales	837.4	—	837.4	774.0	—	774.0
Product net sales	4,339.7	—	4,339.7	3,879.0	—	3,879.0
Other revenues	63.7	—	63.7	59.9	—	59.9
Total	4,403.4	—	4,403.4	3,938.9	—	3,938.9
OPERATING COSTS AND EXPENSES						
Cost of product sales (excludes amortization of acquired intangible assets)	761.2	(20.6)[a][b][c]	740.6	673.2	(3.5)[p][q]	669.7
Selling, general and administrative	1,856.0	(47.2)[b][c][d][e][f][g]	1,808.8	1,680.1	(23.2)[q][r]	1,656.9
Research and development	797.9	(69.0)[b][h][i][j][k]	728.9	718.1	(72.0)[s]	646.1
Amortization of acquired intangible assets	150.9	(129.6)[l]	21.3	121.3	(99.9)[l]	21.4
Restructuring charges and asset write-offs, net	41.3	(41.3)[m]	—	26.8	(26.8)[m]	—
Operating income (loss)	796.1	307.7	1,103.8	719.4	225.4	944.8
Interest income	33.5	—	33.5	65.3	(0.4)[t]	64.9
Interest expense	(60.6)	—	(60.6)	(71.4)	—	(71.4)
Gain on investments	—	—	—	—	—	—
Unrealized gain (loss) on derivative instruments, net	14.8	(14.8)[n]	—	(0.4)	0.4 [n]	—
Other, net	3.4	—	3.4	(25.2)	—	(25.2)
	(8.9)	(14.8)	(23.7)	(31.7)	—	(31.7)
Earnings (loss) from continuing operations before income taxes and minority interest	787.2	292.9	1,080.1	687.7	225.4	913.1
Provision for income taxes	207.0	85.0 [o]	292.0	186.2	53.5 [u]	239.7
Minority interest	1.6	—	1.6	0.5	—	0.5
Earnings (loss) from continuing operations	$ 578.6	$ 207.9	$ 786.5	$ 501.0	$171.9	$ 672.9
Basic earnings (loss) per share:						
Continuing operations	$ 1.90	$ 0.69	$ 2.59	$ 1.64	$ 0.57	$ 2.21
Diluted earnings (loss) per share:						
Continuing operations	$ 1.89	$ 0.68	$ 2.57	$ 1.62	$ 0.56	$ 2.18
Total product net sales	$4,339.7	$ (49.5)[aa]	$4,290.2	$3,879.0	$ (87.4)[aa]	$3,791.6

"GAAP" refers to financial information presented in accordance with generally accepted accounting principles in the United States.

In this Annual Report, Allergan included historical non-GAAP financial measures, as defined in Regulation G promulgated by the Securities and Exchange Commission, with respect to the year ended December 31, 2008, as well as the corresponding periods for 2007 through 2004. Allergan believes that its presentation of historical non-GAAP financial measures provides useful supplementary information to investors regarding its operational performance because it enhances an investor's overall understanding of the financial performance and prospects for the future of Allergan's core business activities by providing a basis for the comparison of results of core business operations between current, past and future periods. The presentation of historical non-GAAP financial measures is not meant to be considered in isolation from or as a substitute for results prepared in accordance with accounting principles generally accepted in the United States.

In this Annual Report, Allergan reported the non-GAAP financial measure "adjusted earnings" and related "adjusted basic and diluted earnings per share." Allergan uses adjusted earnings to enhance the investor's overall understanding of the financial performance and prospects for the future of Allergan's core business activities. Adjusted earnings is one of the primary indicators management uses for planning and forecasting in future periods, including trending and analyzing the core operating performance of Allergan's business from period to period without the effect of the non-core business items indicated. Management uses adjusted earnings to prepare operating budgets and forecasts and to measure Allergan's performance against those budgets and forecasts on a corporate and segment level. Allergan also uses adjusted earnings for evaluating management performance for compensation purposes.

Despite the importance of adjusted earnings in analyzing Allergan's underlying business, the budgeting and forecasting process and designing incentive compensation, adjusted earnings has no standardized meaning defined by GAAP. Therefore, adjusted earnings has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of Allergan's results as reported under GAAP. Some of these limitations are:

- it does not reflect cash expenditures, or future requirements, for expenditures relating to restructurings, and certain acquisitions, including severance and facility transition costs associated with acquisitions;
- it does not reflect gains or losses on the disposition of assets associated with restructuring and business exit activities;
- it does not reflect the tax benefit or tax expense associated with the items indicated;
- it does not reflect the impact on earnings of charges resulting from certain matters Allergan considers not to be indicative of its ongoing operations; and
- other companies in Allergan's industry may calculate adjusted earnings differently than it does, which may limit its usefulness as a comparative measure.

Allergan compensates for these limitations by using adjusted earnings only to supplement net earnings (loss) on a basis prepared in conformance with GAAP in order to provide a more complete understanding of the factors and trends affecting its business. Allergan strongly encourages investors to consider both net earnings (loss) and cash flows determined under GAAP as compared to adjusted earnings, and to perform their own analysis, as appropriate.

In this Annual Report, Allergan also reported sales performance using the non-GAAP financial measure of constant currency sales. Constant currency sales represent current year reported sales adjusted for the translation effect of changes in average foreign currency exchange rates between the current year and the corresponding prior year. Allergan calculates the currency effect by comparing adjusted current year reported amounts, calculated using the monthly average foreign exchange rates for the corresponding prior year, to the actual current year reported amounts. Management refers to growth rates in constant currency so that sales results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period to period comparisons of Allergan's sales. Generally, when the dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower, respectively, than growth reported at actual exchange rates.

(a) Fair market value inventory adjustment rollout of $11.7 million related to the acquisition of Esprit Pharma Holding Company, Inc. (Esprit).

(b) Rollout of retention termination benefits and accelerated depreciation costs capitalized in inventory and asset impairments related to the phased closure of the Arklow, Ireland, breast implant manufacturing facility consisting of cost of sales of $8.8 million, selling, general and administrative expenses of $0.9 million, and research and development expenses of $0.3 million.

(c) Integration and transition costs related to the acquisitions of Esprit and Groupe Cornéal Laboratoires (Cornéal), consisting of cost of sales of $0.1 million and selling, general, and administrative expenses of $2.1 million.

(d) External costs of approximately $25.7 million associated with responding to the U.S. Department of Justice subpoena announced in a company press release on March 3, 2008, and ACZONE® transaction costs of $0.6 million.

(e) Settlement related to the termination of a distribution agreement in Korea of $13.2 million.

(f) Gain on sale of technology and fixed assets of $(0.9) million related to the phased closure of the collagen manufacturing facility in Fremont, California.

(g) Impairment of intangible asset of $5.6 million related to the phase-out of a collagen product.

(h) Upfront payment of $13.9 million for in-licensing of Canadian SANCTURA® product rights that have not achieved regulatory approval.

(i) Upfront payment of $6.3 million for in-licensing of Asterand plc technology that has not achieved regulatory approval.

Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004		
GAAP	Non-GAAP Adjustments	Adjusted	GAAP	Non-GAAP Adjustments	Adjusted	GAAP	Non-GAAP Adjustments	Adjusted
$2,638.5	$ —	$2,638.5	$2,319.2	$ —	$2,319.2	$2,045.6	$ —	$2,045.6
371.6	—	371.6	—	—	—	—	—	—
3,010.1	—	3,010.1	2,319.2	—	2,319.2	2,045.6	—	2,045.6
53.2	—	53.2	23.4	—	23.4	13.3	—	13.3
3,063.3	—	3,063.3	2,342.6	—	2,342.6	2,058.9	—	2,058.9
575.7	(48.8) [v][w]	526.9	385.3	(0.5) [af][ag]	384.8	381.7	—	381.7
1,333.4	(53.9) [v][x][y][z]	1,279.5	936.8	10.0 [af][ah][ai]	946.8	791.7	2.4 [ap]	794.1
1,055.5	(580.0) [v][y][aa]	475.5	388.3	(4.5) [af][aj]	383.8	342.9	—	342.9
79.6	(58.6) [ab]	21.0	17.5	—	17.5	8.2	—	8.2
22.3	(22.3) [m]	—	43.8	(43.8) [ag]	—	7.0	(7.0) [aq]	—
(3.2)	763.6	760.4	570.9	38.8	609.7	527.4	4.6	532.0
48.9	4.9 [ac]	53.8	35.4	(2.2) [ak][al]	33.2	14.1	—	14.1
(60.2)	(4.9) [ac]	(65.1)	(12.4)	(7.3) [ak]	(19.7)	(18.1)	—	(18.1)
0.3	—	0.3	0.8	(0.8) [am]	—	0.3	—	0.3
(0.3)	0.3 [n]	—	1.1	(1.1) [n]	—	(0.4)	0.4 [n]	—
(5.0)	2.7 [ad]	(2.3)	3.4	(3.5) [al]	(0.1)	8.8	(11.5) [ar]	(2.7)
(16.3)	3.0	(13.3)	28.3	(14.9)	13.4	4.7	(11.1)	(6.4)
(19.5)	766.6	747.1	599.2	23.9	623.1	532.1	(6.5)	525.6
107.5	92.0 [ae]	199.5	192.4	(22.4) [an]	170.0	154.0	1.8 [as]	155.8
0.4	—	0.4	2.9	(3.1) [ao]	(0.2)	1.0	—	1.0
$ (127.4)	$ 674.6	$ 547.2	$ 403.9	$ 49.4	$ 453.3	$ 377.1	$ (8.3)	$ 368.8
$ (0.43)	$ 2.29	$ 1.86	$ 1.54	$ 0.19	$ 1.73	$ 1.44	$(0.04)	$ 1.40
$ (0.43)	$ 2.26	$ 1.83	$ 1.51	$ 0.18	$ 1.69	$ 1.41	$(0.03)	$ 1.38
$3,010.1	$ (15.2) [at]	$2,994.9	$2,319.2	$(22.3) [at]	$2,296.9	$2,045.6	$(41.9) [at]	$2,003.7

(j) Upfront payment of $41.5 million for a license and development agreement with Spectrum Pharmaceuticals, Inc. for technology that has not achieved regulatory approval.

(k) Upfront payment of $7.0 million for a license and development agreement with Polyphor Ltd. for technology that has not achieved regulatory approval.

(l) Amortization of acquired intangible assets related to business combinations and asset acquisitions.

(m) Net restructuring charges.

(n) Unrealized gain (loss) on the mark-to-market adjustment to derivative instruments.

(o) Total tax effect for non-GAAP pre-tax adjustments of $(86.4) million, U.S. state and federal deferred tax benefit from legal entity integration of Esprit and Inamed Corporation (Inamed) of $(2.4) million, and negative tax impact from non-deductible losses associated with the liquidation of corporate-owned life insurance contracts of $3.8 million.

(p) Fair market value inventory adjustment rollouts of $0.5 million and $2.8 million related to the acquisitions of Cornéal and Esprit, respectively.

(q) Integration and transition costs related to the acquisitions of Inamed, Cornéal, Esprit, and EndoArt SA (EndoArt), consisting of cost of sales of $0.2 million and selling, general and administrative expense of $14.5 million.

(r) Settlement of an unfavorable pre-existing Cornéal distribution contract for $2.3 million and $6.4 million legal settlement of a patent dispute assumed in the acquisition of Inamed.

(s) In-process research and development charge related to the acquisition of EndoArt.

(t) Interest income related to income tax settlements.

(u) Total tax effect for non-GAAP pre-tax adjustments of $(51.9) million and favorable recovery of previously paid state income taxes of $(1.6) million.

(v) Integration and transition costs related to the acquisition of Inamed, consisting of cost of sales of $0.9 million; selling, general and administrative expense of $19.6 million; and research and development expense of $0.2 million.

(w) Fair market value inventory adjustment rollout of $47.9 million related to the acquisition of Inamed.

(x) Costs related to the acquisition of Cornéal of $0.1 million.

(y) Transition/duplicate operating expenses related to restructuring and streamlining of European operations, consisting of selling, general and administrative expense of $5.7 million and research and development expense of $0.5 million.

(z) Contribution to The Allergan Foundation of $28.5 million.

(aa) In-process research and development charge of $579.3 million related to the acquisition of Inamed.

(ab) Amortization of acquired intangible assets related to the acquisition of Inamed.

(ac) Reversal of interest income on previously paid state income taxes and reversal of interest expense related to the resolution of uncertain tax positions.

(ad) Costs to settle a previously disclosed contingency involving non-income taxes in Brazil.

(ae) Total tax effect for non-GAAP pre-tax adjustments of $(61.9) million, resolution of uncertain tax positions and favorable recovery of previously paid state income taxes of $(11.7) million, reduction in valuation allowance associated with a deferred tax asset of $(17.2) million, change in estimated income taxes on 2005 dividend repatriation of $(2.8) million, and taxes related to intercompany transfers of trade businesses and net assets of $1.6 million.

(af) Transition/duplicate operating expenses related to restructuring and streamlining of European operations, consisting of cost of sales of $0.3 million; selling, general and administrative expense of $3.8 million; and research and development expense of $1.5 million.

(ag) Restructuring charge of $43.8 million and related inventory write-offs of $0.2 million.

(ah) Gain on sale of assets primarily used for Advanced Medical Optics contract manufacturing ($5.7 million), gain on sale of distribution business in India ($7.9 million), and gain on sale of a former manufacturing plant in Argentina ($0.6 million).

(ai) Costs related to the acquisition of Inamed $0.4 million.

(aj) Buyout of license agreement with Johns Hopkins University.

(ak) Interest income related to previously paid state income taxes and reversal of interest expense related to tax settlements.

(al) Termination of ISTA *Vitrase* collaboration agreement (including interest income of $0.1 million).

(am) Gain on sale of third party equity investment.

(an) Total tax effect for non-GAAP pre-tax adjustments of $(1.7) million, resolution of uncertain tax positions of $(24.1) million, additional benefit for state income taxes of $(1.4) million, and $49.6 million related to the repatriation of foreign earnings that had been previously permanently reinvested outside the United States.

(ao) Minority interest related to gain on sale of distribution business in India.

(ap) Income from a patent infringement settlement.

(aq) Restructuring charges and asset write-offs, net related to the spin-off of Advanced Medical Optics.

(ar) Technology transfer fee and income from revised *Vitrase* collaborations agreement with ISTA Pharmaceuticals.

(as) Favorable recovery of previously paid state income taxes and the tax effect for non-GAAP adjustments.

(at) The adjustment to measure sales using constant currency.

Our strategy for sustainable growth



To Our Investors

After the strong 29 percent sales growth we enjoyed in 2007, 2008 was a challenging year financially given the worldwide economic downturn. However, 2008 also represented a time for reflection and assessment of our short- and long-term opportunities, enabling us to emerge from 2008 stronger and better prepared for the challenges ahead. Even in a difficult economic climate with various external, uncontrollable factors impacting our businesses, Allergan draws stability, strength and value from its **Growth Equation** — a business model that balances diverse specialties with a focused approach and a leadership presence in markets around the globe.

The net sales growth of 12 percent we achieved in 2008 was quite different from our expectations at the start of the year, particularly with regard to continued strong expansion of the medical aesthetics business that includes BOTOX® Cosmetic, dermal fillers and breast aesthetics. Late in the first quarter, we began to experience the impact of cutbacks in U.S. consumer spending on these elective cash pay businesses. From mid-year onward, we increasingly experienced the effects of a global recession, especially in Europe. Beyond medical aesthetics, the economic currents also challenged our growth expectations for our obesity intervention portfolio, specifically the LAP-BAND® Adjustable Gastric Banding System. For the LAP-BAND® System, about a quarter of our business is currently cash pay and when reimbursed the typical co-payment is in the range of $2,000 to $4,000. So, in tough economic times when consumers are reducing their personal expenses, growth for a product like the LAP-BAND® System, a well-established treatment for morbid obesity, is also negatively impacted.

Even with these challenges, first half 2008 net sales growth was still strong at 21 percent over the corresponding period of 2007, while second half net sales growth was moderate at three percent with weak consumer demand being amplified by the strength of the U.S. Dollar versus foreign currencies. Thanks to our reliable forecasting systems we initiated strong expense controls from mid-year onward which permitted us to deliver adjusted Diluted Earnings per Share (EPS) growth of 18 percent for the full year. *[A reconciliation between Generally Accepted Accounting Principles (GAAP) Diluted EPS and adjusted Diluted EPS results is on pages 4-5.]* Allergan's pharmaceutical businesses (including BOTOX® sales) increased 13 percent over 2007 on a constant currency basis, compared with a worldwide pharmaceutical industry growth rate of 4 percent.[1] Given the high investments we made in prior years in sales force expansions and substantial Direct to Consumer (DTC) advertising budgets for our consumer-oriented brands, we possess the strategic flexibility to leverage these cost areas, reducing many optional programs while protecting our long-term investments in Research and Development (R&D).

DIVERSIFIED BUSINESS MODEL

While much investor attention is paid to our consumer-oriented, elective cash pay businesses — such as BOTOX®, which today is likely one of the most famous pharmaceutical brands in America;[2] JUVÉDERM®, our leading dermal filler; our *Natrelle*™ Collection of breast implants; and the LAP-BAND® System, the world's No. 1 gastric band[3] — in reality the cash pay portion of our overall sales in 2008 was only about 30 percent of our worldwide revenues. The real strength of our diversified business model was demonstrated by a constant currency growth of 13 percent in our worldwide pharmaceutical businesses, which accounted for the remaining 70 percent of our revenues. Eye care pharmaceuticals, representing 46 percent of our global sales mix, increased 13 percent in Dollars over 2007. For the seventh consecutive year Allergan has been the fastest growing global eye care pharmaceutical company thanks to RESTASIS®, our artificial tear brands led by REFRESH® and OPTIVE™ and our glaucoma franchise.[4] RESTASIS® ophthalmic emulsion, the only prescription therapeutic dry eye product, is now the second largest eye care pharmaceutical brand in the United States[5] with 2008 worldwide sales of $444 million.

Operating cash flow in 2008 was a strong $682 million, and post-capital expenditure a net of $492 million. We utilized our potent cash generation to undertake strategic transactions enhancing our specialty product lines and strengthening our diversity. Notably, we acquired the North American rights to ACZONE® gel 5% for approximately $150 million. ACZONE® contains the first new FDA-approved chemical entity for acne treatment since our TAZORAC® (tazarotene) gel was approved in 1997. We also

(1) Intercontinental Medical Statistics (IMS), worldwide (48 countries rollup), US$ constant currency sales growth, YTD Sep-08 vs. YTD Sep-07

(2) Allergan data on file.

(3) Mixture of public information (earnings releases, 10Ks, 10Qs), Allergan internal data, syndicated marketing research reports, analyst reports, Internet searches, competitive intelligence, etc

(4) Intercontinental Medical Statistics (IMS): 48 countries rollup, Q3 2008, in constant currency for the trailing 12 months, as of September 2008.

(5) Vector One National (VONA) from SDI; MAT Dec. 2008

established a collaboration with Spectrum Pharmaceuticals to co-develop and commercialize worldwide (outside Asia) the antineoplastic agent apaziquone, currently being investigated for the treatment of non-muscle invasive bladder cancer and a perfect fit with Allergan's emerging strategic focus in urology. As part of the collaboration with Spectrum Pharmaceuticals, we paid $42 million upfront in the fourth quarter of 2008. Only a limited sum of $230 million was expended for stock repurchases as part of our long-term strategy of offsetting employees' exercise of stock options. Given the distressed state of the global credit markets since the latter half of 2008, we are fortunate to have approximately $1.1 billion of cash on the balance sheet and no material expiries of our existing financing arrangements until 2011. Therefore, as we enter 2009, we have multiple levers for strategic acquisitions and licensing transactions or for rearrangement of our debt structure.

STEADY INVESTMENT IN R&D AND SCIENTIFIC INNOVATION

While 2007 marked the strongest sales growth in Dollars in Allergan's history, 2008 marked our strongest R&D performance ever — reflecting not only the competence of our scientists, but also our steadily increasing investment in the R&D component of our **Growth Equation**. In 2008, adjusted R&D expenditures were $729 million or 16.8 percent of sales — a near doubling of adjusted R&D spend within a short three-year time span. *[A reconciliation between GAAP R&D expenditures and adjusted R&D expenditures is on page 17.]* R&D is the center of the enterprise and the long-term driver of product innovation that should be a key focus for any CEO and Board of Directors to ensure productivity and operational efficiencies. To that point, 2008 was a pivotal year for us with several product approvals by government agencies worldwide.

To begin, we secured approval from the U.S. Food and Drug Administration (FDA) for LATISSE™ (bimatoprost ophthalmic solution) 0.03%, a unique and first-ever prescription product for the treatment of hypotrichosis (inadequate or not enough eyelashes). In addition, we received FDA approval for TRIVARIS™ injectable suspension, a specially formulated triamcinolone product, marking Allergan's first product to treat retinal disease. Around the world, our combination glaucoma therapy drugs, COMBIGAN® (brimonidine tartrate/timolol maleate ophthalmic solution) 0.2%/0.5% and GANFORT™ (bimatoprost/timolol ophthalmic solution) 0.03%/0.5% were approved in many second-tier markets. Regarding BOTOX® neurotoxin, we received regulatory approvals in Korea for post-stroke spasticity, aesthetic use and severe primary axillary hyperhidrosis. In Australia, we received regulatory approval of BOTOX® for upper limb juvenile cerebral palsy. And, in early 2009, through our partnership with GlaxoSmithKline (GSK), we received Japanese approval of BOTOX® for aesthetic use, which will be marketed under the trade name BOTOX VISTA®, as well as for the treatment of juvenile cerebral palsy. Additionally, following an earlier regulatory approval in Mexico, BOTOX® received approval for overactive bladder (OAB) in Brazil in 2009. In terms of our dermal filler line, the JUVÉDERM® Ultra and Ultra Plus brands formulated with lidocaine anesthetic were launched in Europe, Canada, and Australia in early 2009. Additionally, VOLUMA™, a next generation volumizing filler, was approved in Europe, Canada and Australia.

The only significant regulatory disappointment in 2008 was the termination of our long-term program to secure FDA approval for oral memantine, which we believed had the potential to be the first oral treatment worldwide to hinder the progression of glaucoma through the direct protection of the optic nerve rather than by reducing intraocular

NET SALES GROWTH
(in millions of dollars)



$716.0
$828.6
$992.1
$1,142.1
$1,385.0
$1,755.4
$2,045.6
$2,319.2
$3,010.1
$3,879.0
$4,339.7
+15.7%
+19.7%
+15.1%
+21.3%
+26.7%
+16.5%
+13.4%
+29.8%
+28.9%
+11.9%
98
99
00
01
02
03
04
05
06
07
08

pressure (IOP). Unfortunately, the trial failed to reach its clinical endpoints. From the outset, we had fully appreciated that this was a pioneering program, and therefore one that entailed the highest risk of any clinical endeavor at Allergan.

In addition to many important product approvals worldwide, R&D productivity in 2008 was significant, as proven by the large number of regulatory filings and subsequent approvals. Looking ahead, several important submissions are awaiting action from regulatory agencies in 2009. *[An overview of Allergan's 2008-2009 granted product approvals and 2009 pending approvals is on page 8.]*

Despite the current economic climate, we maintained a sharp focus on our longer-term R&D pipeline by moving internally developed compounds and programs to the next stage, as well as by externally enhancing our portfolio through in-licenses. For example, the Phase II programs for BOTOX® for idiopathic OAB were completed. Additionally, PG analog and other compounds for the lowering of IOP and RESTASIS® X, a new formulation of our highly successful, unique dry eye therapy product, began testing in 2008 and are continuing clinical development in 2009.



"While 2007 marked the strongest sales growth in Dollars in Allergan's history, 2008 marked our strongest R&D performance ever — reflecting not only the competence of our scientists, but also our steadily increasing investment in the R&D component of our Growth Equation."

"R&D is the center of the enterprise and the long-term driver of product innovation that should be a key focus for any CEO and Board of Directors to ensure productivity and operational efficiencies."

2008-2009 Granted Approvals

PRODUCT	INDICATION	COUNTRY	YEAR
LATISSE™	Hypotrichosis of the Eyelashes	United States	2008
TRIVARIS™	Retinal Disease	United States	2008
BOTOX®	Post-Stroke Upper Limb Spasticity	Korea	2008
BOTOX®	Glabellar Lines	Korea	2008
BOTOX®	Severe Primary Axillary Hyperhidrosis	Korea	2008
BOTOX®	Upper Limb Spasticity Associated with Juvenile Cerebral Palsy	Australia	2008
JUVÉDERM® Ultra and Ultra Plus with lidocaine	Facial Aesthetics	Canada, Australia	2008
VOLUMA™	Facial Aesthetics	Europe, Canada, Australia	2008
BOTOX®	Neurogenic Overactive Bladder	Brazil	2009
BOTOX®	Glabellar Lines	China*	2009
BOTOX®	Juvenile Cerebral Palsy	Japan*	2009
BOTOX VISTA®	Glabellar Lines	Japan*	2009

2009 Pending Approvals

PRODUCT	INDICATION	COUNTRY
BOTOX®	Post-Stroke Upper Limb Spasticity	United States
JUVÉDERM® Ultra and Ultra Plus with lidocaine	Facial Aesthetics	United States
Natrelle® Style 410	Breast Reconstruction & Augmentation	United States
ACULAR® X	Inflammation	United States
POSURDEX®	Macular Edema Associated with Retinal Vein Occlusion	United States
LUMIGAN® X	Intraocular Pressure/Glaucoma	United States
LUMIGAN®	Intraocular Pressure/Glaucoma	Japan**

*Through partnership with GlaxoSmithKline in Japan and China.
**Through partnership with Senju Pharmaceutical Company, Ltd. in Japan.

In light of the significant product approvals we secured in 2008, it is important to note that the process for obtaining regulatory approval of pharmaceuticals and medical devices by agencies around the world has become increasingly complex. Allergan, however, benefits from having drugs and delivery systems that are primarily topical and targeted in effect, versus systemic, and have optimal safety profiles. This is one reason why Allergan has historically enjoyed a much higher than industry average success rate in the number of drugs entering the clinic relative to the number of final approvals. The other key reason is our organizational focus on select specialty therapeutic areas where we have long-established scientific experience and commercial leadership, enabling us to rapidly progress products through the development pipeline.

Despite current economic challenges, we are determined to continue to build a strong pipeline. This is evidenced not only by the strong progress made with our internally developed compounds and technologies, but also by our recent business development activities with Spectrum Pharmaceuticals (urology), BAROnova (obesity intervention), Asterand (eye care) and Polyphor (eye care).

PREPARED FOR COMPETITION

Competition is as healthy as it is inevitable — it keeps companies on their toes, stimulating innovation and intensifying efforts to enhance the safety and efficacy of drugs to meet the needs of physicians and patients, while at the same time raising awareness and expanding markets. Therefore, our depth in select specialty areas reflected by our geographical reach, the diversity of our product portfolios and the robustness of our pipeline help position us well to sustain market share and propel growth in an increasingly competitive marketplace.

For many years, we have been diligently readying ourselves for the arrival of competition to BOTOX® in North America in both the aesthetic and therapeutic categories. Our efforts have included an impressive continuum of new and approved medical uses of BOTOX®, benefiting 21 different patient populations to date, a long-established product safety profile based on approximately 15 million treatment sessions[6] and 18 million product vials[6] sold over the past 20 years, coupled with a steady improvement in physician injector training, reimbursement services and patient support. Competition will be initially contained to first discovered uses and indications for orphan conditions. Specifically, in 2009, we expect that our competitor Ipsen will receive FDA approval for *Dysport®* for cervical dystonia, one of the first therapeutic uses of neuromodulators. Since its first approved use nearly 20 years ago, Allergan's patent estate for therapeutic uses of BOTOX® is vast, reflected by the product's currently 21 approved indications globally. And our pursuit of the potential of BOTOX® is ongoing, as we are investing considerable resources to develop the next generation of neuromodulators with even more targeted efficacy and longer duration of action. Furthermore, with approximately 2,100 publications on botulinum toxin type A in scientific and medical journals,[6] BOTOX® is one of the most widely researched medicines in the world. Hence, our leadership position is further bolstered by the fact that physicians and patients, either inside or outside the United States have a level of experience and trust in BOTOX® that is unmatched by other botulinum toxin therapies such as *Dysport®*, against which we have successfully competed since 1991.

In addition, our investments in DTC advertising complemented by our public relations activities have established strong brand awareness of the BOTOX® brand with consumers. Our track record of maintaining a very high market share for BOTOX®, which we currently estimate to be 83 percent worldwide,[7] and our history of market share gains in Europe against *Dysport®* in both the therapeutic and aesthetic segments give us grounds for confidence that we will handle competition successfully in the United States and Canada.

With regard to competition for BOTOX® Cosmetic, we anticipate FDA approval of the aesthetic version of *Dysport®*, expected to be marketed by Ipsen's licensee in North America, Medicis, under the trade name *Reloxin®*. In early 2008, we undertook a significant expansion of our sales organization to improve market coverage and service of our customer base and provide sufficient capacity for selling a full line of facial products tailored to meet the needs of aesthetic specialists and their patients. In 2009, we will be offering physicians and patients a portfolio for total facial care that consists of either the No. 1 aesthetic treatment in the category or one that is uniquely differentiated based on its scientifically proven benefit.

Following the introduction of BOTOX® Cosmetic in 2002, which served as the catalyst that triggered consumers' adoption of medical aesthetic treatments worldwide, Allergan has demonstrated yet again its ability to create and lead high-growth markets with the U.S. launches of our JUVÉDERM® dermal filler portfolio in the United States in 2006 and LATISSE™, the first FDA-approved eyelash enhancing product in 2009. The growth of the medical aesthetics market has been fueled not only by the aging of the "baby boomer generation" but also by the growing demand among all age groups for safe and effective approaches to maintaining a healthy and youthful appearance and self-image.

Today, Allergan's leadership in medical aesthetics is the fulfillment of the strategy we embarked upon when we launched BOTOX® Cosmetic, and our decision to develop a *Total Facial Rejuvenation*™ product offering for physicians and consumers where science meets beauty. Looking ahead, sustained growth in medical aesthetics will be driven by innovation, which we seed by continuing to listen closely to the experiences and needs of our physician partners and consumers, and by being adept at spotting opportunities. Coupled with innovation, success in this market will be further defined by meeting consumers' demand for credible information backed by science and by working with physicians to help patients make the best-informed medical aesthetics choices possible. That is Allergan's formula for responsible growth and expansion of the medical aesthetics market worldwide. *[An overview of Allergan's Total Facial Rejuvenation™ product portfolio is on page 10.]*

For plastic surgeons, we offer market-leading products for each of the top three consumer products purchased by the physician's office: breast implants, BOTOX® for aesthetic use and dermal fillers. Specific to breast implants, our *Natrelle®* Collection of breast implants offers the industry's widest range of gel and saline breast implant options for women seeking to enhance or restore their breast shape and form.

Beyond our medical aesthetic businesses, we also foresee continued leadership in the obesity intervention market. To that point, we are confident we will maintain a significant presence in the near and long term.

---

(6) Allergan data on file.

(7) Mixture of public information (earnings releases, 10Ks, 10Qs), Allergan internal data, syndicated marketing research reports, analyst reports, Internet searches, competitive intelligence, etc. in U.S. dollars at actual exchange rates for 12 months ending September 2008.

Allergan's *Total Facial Rejuvenation*™ Product Portfolio

PRODUCT	DESCRIPTION
BOTOX® Cosmetic (marketed as VISTABEL®/VISTABEX® in Europe; and as BOTOX VISTA® in Japan)	No. 1 physician-administered cosmetic treatment worldwide since 2002*
JUVÉDERM®	A next generation and leading dermal filler brand in the United States in 2008*
LATISSE™	First and only FDA-approved product in the United States to enhance eyelash prominence*
CLINIQUE MEDICAL	First and unique in-office U.S. skin care line from No. 1 prestige cosmetic brand in North America and No. 1 global leader in medical aesthetics*

*Allergan data on file.

Currently, we have approximately 80 percent of the worldwide bariatric surgery market (banding and balloon segments),[8] despite competition from Ethicon Endo-Surgery. Given the growing global obesity epidemic, this market has enormous potential, and it is projected that the number of bariatric surgeries in the United States alone will reach almost 435,000 annually by 2012 with the LAP-BAND® System as one of the fastest growing bariatric procedures in the United States.[9]

In all of these competitive markets, we are well poised for the challenges facing us today and tomorrow as we continue to strengthen our leadership positions with next generation and uniquely differentiated products to offer our customers and their patients.

GLOBAL EXPANSION IN NEW MARKETS

With a challenging short-term outlook for growth in the United States and Europe, in 2008 we pursued another factor of our **Growth Equation** by expanding our operations in rapidly growing industrialized countries. Among the industry players focused on medical specialties, Allergan was already unique in commercializing the majority of its products on a global basis, in all continents of the world, through a network of 23 fully-owned subsidiaries, supplemented by a network of strategic partners and distributors. Building on this platform, we pushed into many new markets in Asia Pacific, Eastern Europe and Latin America in 2008, with a plan for continuation in 2009 and beyond.

Asia Pacific

In 2008, we established Singapore as our regional commercial hub, centralizing many operations previously carried out in Hong Kong and Sydney. At the end of 2008, we acquired the distribution rights to BOTOX® in Korea from our former partner, established our own direct selling and marketing organization and are in the process of offering the same full facial aesthetics product lineup that we market in the United States and Europe. Also in early 2009, we made the decision to establish a direct eye care sales force operation in China. And, building on our strong eye care presence in India, we are now also creating an aesthetics market locally.

(8) Mixture of public information (earnings releases, 10Ks, 10Qs), Allergan internal data, syndicated marketing research reports, analyst reports, Internet searches, competitive intelligence, etc. in U.S. dollars at actual exchange rates for 12 months ending September 2008

(9) Bariatrics Boom. Medtech Insight, 2006 October 312-317

Europe

Our core eye care and aesthetic products, presently available in the United States and Western Europe, were launched in important Eastern European markets such as Poland, the Czech Republic and Hungary with further expansion planned for Romania, Russia and the Ukraine in 2009 and 2010.

Latin America

In Latin America, where we have a strong foundation as we enjoy high market shares in eye care and in neuromodulators with BOTOX®, we successfully added breast implants, dermal fillers and the LAP-BAND® System to our regional product offering.

SHORT-TERM FOCUS — RESPONSIVENESS, AGILITY AND EFFICIENCY

Although today's global recession is unprecedented since the 1930's in terms of its severity, industry impact and global effect, we remain optimistic about the value of Allergan's **Growth Equation** and our future. Periods of challenge present opportunities for embarking on necessary change, retooling an organization's skill sets and business practices and being ready for the recovery. In the past few years, Allergan has assembled a management skill set spanning pharmaceuticals, medical devices and consumer products and including expertise in reimbursement, managed care, pharmacoeconomics and medical affairs. We are uniquely capable of identifying new ways of doing more with fewer resources as we remain responsive, agile and strategically focused where medical need and potential are greatest. We will further build on these skill sets and sharpen the focus of our operational systems, even as we are obliged to make tough economic trade-offs. With a strategic footprint in six medical specialties, Allergan is a company nearly ideal in size — small enough to be nimble, innovative due to our expertise and collaborative with the ability to work as a cohesive team to drive change and deliver extraordinary results.

As an example, in manufacturing, we continued to improve our quality and quality systems and reduce our cost base while driving efficiency and productivity. Toward the end of 2008, we closed our Fremont, California, facility which had been dedicated to the production of collagen-based dermal fillers, correctly anticipating that this product line would be eclipsed by non-animal hyaluronic acid-based dermal fillers which are produced in Pringy, France. We also made significant progress in transferring production of breast implants from our Arklow, Ireland, facility to a state-of-the-art plant in Costa Rica, with the goal of closing Arklow by mid-2009. In Costa Rica, we expect to have the lowest cost manufacturing position of any competitor.

Also, given the rapidly rising costs of drug development, our R&D organization has energetically searched for cost efficiencies and is reducing the average cost per patient enrolled in clinical trials. A key driver is the globalization of almost all of our clinical programs. In 2008, 27 percent of all patients enrolled were outside the United States, where there are lower costs. In addition, we recently established a clinical development center in Bangalore, India.

LONG-TERM VISION — A STRATEGIC BALANCE POISED TO EMBRACE THE GLOBAL UPTURN

In the current economic climate, many patients are postponing aesthetic surgeries or "stretching" medical aesthetic treatments such as BOTOX® for aesthetic use or JUVÉDERM® over a longer time. However, the global mega trends of remaining active, looking better and more youthful as the world's population ages have not receded, but have merely been held in check. Major growth in these markets will resume as the world economy recovers. The other result of the world's aging population is the exploding cost of health care. Governments around the world will inevitably be obliged to institute cost containment programs, with a major focus on reimbursed pharmaceuticals. As cost pressures mount, Allergan should be well positioned by the natural offset of our cash pay businesses. Within reimbursed segments, Allergan is uniquely positioned by its existing products and early-stage pipeline to address two major unmet medical needs: the global obesity epidemic and its link to diabetes, and retinal disease, now the leading cause of blindness in industrialized countries. Going forward, we will keenly judge whether it is the right time for the creation of new markets, or whether we should adopt a market maintenance mode until the economy recovers.

As we manage through the current economic challenges, we have sharpened our focus, made strategic trade-offs and been prepared to make difficult cuts so that Allergan emerges from this period as a lean, fit and adaptable company. Specifically, we have taken the appropriate measures to concentrate our resources on customer-facing activities and on building the strength of our R&D pipeline. Hence, in order to preserve essential expenditures in R&D and high-return sales and marketing programs, we announced a restructuring program in February 2009, which unfortunately terminated approximately 460 employees, primarily in the United States and Europe, or approximately 5 percent of our global headcount.

While there were modest impacts in other areas, the reductions primarily affected staff in the U.S. urology sales force and marketing and marketing support functions in the United States and Europe. While we are pleased with the performance of SANCTURA XR® (trospium chloride extended release capsules) in the urology channel, it was clear that we do not have the firepower to efficiently compete with larger companies in the general practitioner (GP) market. We are therefore in negotiations with potential partners with appropriately-sized sales organizations and urology product offerings to represent us in the GP market. We remain committed to the urology specialty, as evidenced by our transaction for apaziquone and our clinical development programs for BOTOX® neurotoxin for incontinence, but needed to improve the short-term profitability of this business. Regarding the reductions in our U.S. and European marketing functions, all of the terminations affected in-house staff and not customer-facing sales force personnel. With the impact of the economy on the size of our markets and thus our product sales, it was necessary to readjust our structure both in the United States and Europe to the current scale of the businesses. With the exception of the U.S. urology business and some low-productivity sales territories in Europe, no other sales force positions have been affected. We also have not curbed our plans for expansion in either Asia Pacific or Latin America.

When executed correctly a reorganization can — and should — provide new energy in a company. We have had only two major restructurings in the past 10 years. The first one took place shortly after my appointment as CEO in 1998 when we significantly reduced overhead and refocused the Company on the customer and innovation; and the second one occurred in 2002, when we executed the spin-off of the surgical eye care businesses into a stand-alone legal entity, Advanced Medical Optics. We are using today's opportunity to adapt not only to the current size of the medical aesthetics markets but to prepare for the reimbursed pharmaceutical market of tomorrow — in terms of heightened reimbursement pressures as well as new marketing codes disseminated by the leading trade associations in the United States, PhRMA and AdvaMed, and compliance rules promulgated by government agencies both domestically and abroad.

2009 will not be an easy operating year given the economic situation. We are pleased, however, that we have been able to give guidance of adjusted Diluted EPS growth in a range of 5 percent to 7 percent based on the actions and decisions that I have discussed above and thanks to the boost of growth that Allergan should enjoy from many new product approvals in the United States and around the world. Once the world economy recovers, we aspire to return to our long held goal of annually increasing adjusted Diluted EPS from the mid to high teens. Depending on the shape of the economic recovery, there might be an opportunity for a higher return in a "recovery year," as increasing sales flow through our fixed infrastructure.

We are confident about our ability to produce top quartile results as we have exceptional employees in operations all over the globe who have consistently demonstrated their ability to not only work very hard but to handle day-to-day operations with excellence while executing considerable change programs and launching new products.

On that note, my thanks go not only to Allergan's dedicated employee team, but also to our exceptionally strong Board of Directors. Many members of our Board have successfully managed through challenging situations in health care or other industries and their advice and counsel to Allergan's executive management team is invaluable.

DAVID E.I. PYOTT, CBE
Chairman of the Board
and Chief Executive Officer

2008 Highlights and Accolades

JANUARY 2008 *Institutional Investor* magazine — David Pyott named one of the "Best CEO's in America."

JANUARY 2008 Allergan announced the phased closure of its breast implant manufacturing facility in Arklow, Ireland, and the transfer of production to Allergan's state-of-the-art manufacturing plant in Costa Rica.

FEBRUARY 2008 *Institutional Investor* magazine — Allergan named "No. 1 Pharmaceutical/Specialty Shareholder Friendly Company."

JUNE 2008 Allergan received U.S. Food and Drug Administration (FDA) approval of TRIVARIS™ (triamcinolone acetonide injectable suspension), a synthetic glucocorticoid corticosteroid with anti-inflammatory action. This is Allergan's first product in the retina space resulting from the Company's strategic focus on the development of therapies for back-of-the-eye diseases.

JUNE 2008 Subsequent to Allergan's development and promotion agreement with GlaxoSmithKline (GSK), GSK submitted a supplemental New Drug Application (sNDA) to the Japanese Ministry of Health for BOTOX® (botulinum toxin type A) to treat juvenile cerebral palsy. The product was approved in February 2009.

JUNE 2008 The Australian Therapeutic Goods Administration (TGA) approved BOTOX® for the treatment of upper limb spasticity associated with juvenile cerebral palsy, expanding the indication to benefit a larger population of pediatric patients suffering from this debilitating neuromuscular condition. BOTOX® had previously been approved in Australia for the treatment of lower limb spasticity associated with juvenile cerebral palsy in 1998.

JUNE 2008 The Korea Food and Drug Administration approved BOTOX® for the treatment of post-stroke upper limb spasticity as well as severe primary axillary hyperhidrosis.

JUNE 2008 Allergan received approval from the Australian TGA and Health Canada for JUVÉDERM® injectable gel with lidocaine, the Company's next generation hyaluronic acid-based dermal filler product, which incorporates the local anesthetic 0.3% lidocaine for improved patient comfort. Allergan launched the product in Canada in September 2008 and in Australia in early 2009.

JULY 2008 Allergan acquired ACZONE® (dapsone) gel 5% from QLT Inc. ACZONE®, which Allergan launched in the United States in November 2008, is a new, first-in-class topical treatment for inflammatory acne and the first new molecule in a decade approved by the FDA for this use.

AUGUST 2008 Allergan entered into an exclusive license agreement with Asterand plc relating to a series of pre-clinical compounds whereby Allergan obtained the rights to develop and commercialize select compounds to treat diseases of the eye.

SEPTEMBER 2008 Allergan completed a top-line analysis of the Company's two Phase III clinical trials exploring the use of BOTOX® for the prophylactic treatment of headache in adults suffering from chronic migraine — i.e., headaches and/or migraines that occur on 15 or more days each month. Based on the results from the two Phase III trials, Allergan anticipates filing a supplemental Biologics License Application (sBLA) with the FDA for the use of BOTOX® for chronic migraine in mid-2009. BOTOX® is the first therapy being investigated for this debilitating condition which affects between 1.2 million and 3.6 million Americans.[1,2]

OCTOBER 2008 Allergan entered into a strategic collaboration with Clinique Laboratories, LLC, the No. 1 prestige cosmetics brand in the United States, to develop CLINIQUE MEDICAL, a new skin care line that is scientifically designed and clinically proven to complement select in-office aesthetic procedures and available only through physicians' offices. Allergan announced the nationwide availability of CLINIQUE MEDICAL in the United States in October 2008.

OCTOBER 2008 Allergan filed a sBLA with the FDA for BOTOX® to treat post-stroke upper limb spasticity, and was subsequently granted priority review.

OCTOBER 2008 Allergan filed a premarket approval (PMA) supplement with the FDA for JUVÉDERM® injectable gel with lidocaine.

OCTOBER 2008 Allergan completed the initial analysis of data from its Phase III studies of POSURDEX® for the treatment of macular edema associated with retinal vein occlusion. POSURDEX® is a novel bioerodable formulation of dexamethasone in Allergan's proprietary sustained-release drug delivery system that can be used to locally administer medications to the retina.

OCTOBER 2008 Allergan invested in BAROnova, Inc.'s Series B financing to further advance the development of BAROnova's new non-surgical, non-pharmacologic TransPyloric Shuttle (TPS) weight-loss technology.

OCTOBER 2008 Allergan and Spectrum Pharmaceuticals, Inc. signed an exclusive collaboration for the development and commercialization of apaziquone, an antineoplastic agent currently being investigated for the treatment of non-muscle invasive bladder cancer by intravesical instillation.

OCTOBER 2008 *MedAdNews* — Allergan named "Most Admired Specialty Company."

DECEMBER 2008 Allergan received FDA approval of LATISSE™ (bimatoprost ophthalmic solution) 0.03%, a novel treatment to stimulate eyelash growth. LATISSE™ is the first and only science-based treatment approved by the FDA to treat hypotrichosis (another name for having inadequate or not enough eyelashes), enhancing eyelash prominence as measured by increases in length, thickness and darkness of eyelashes.

DECEMBER 2008 The Korea Food and Drug Administration approved BOTOX® for the temporary improvement in the appearance of moderate to severe glabellar lines (the vertical frown lines between the eyebrows that look like an "11").

DECEMBER 2008 Allergan closed its Fremont, California, facility which had been dedicated to the production of collagen-based dermal fillers. This product line is being eclipsed by non-animal hyaluronic acid-based dermal fillers, which are produced at the Company's facility in Pringy, France.

DECEMBER 2008 *The Orange County Register* — Allergan ranked among the 20 Orange County companies selected as "Top Workplaces Among Large Companies." Companies in this category employ 500 or more people within the United States.

DECEMBER 2008 Allergan was ranked number nine in the top 10 leadership category by the S&P 500 in its Carbon Disclosure Leadership Index for Carbon-Intensive Industries.

DECEMBER 2008 Allergan was recognized as a 2008 ENERGY STAR Energy Management winner by the U.S. Environmental Protection Agency for the Company's commitment and dedication to energy efficiency. Allergan has been an ENERGY STAR partner since 1996.

DECEMBER 2008 Allergan was presented with The President's Volunteer Service Award, a U.S. national program that recognizes individuals, families and groups for outstanding community service.

---

(1) Scher AI, Stewart WF, Liberman J, Lipton RB Prevalence of Frequent Headache in Population Sample Headache 1998

(2) Bigal ME, Serrano D, Reed ML, Lipton RB. Chronic Migraine in the Population. Neurology, 71: 2008.



$(R+D \times 6)^{>100}$

At Allergan each component of our Growth Equation — robust research and development (R&D), specialty focus and global reach — is guided by a rigorous strategic approach that ultimately works to build strength, stability and value over the short and long term. Our ongoing investment in R&D is expected to drive growth in 2009 with a number of new product approvals, and should create continued innovation for 2010 and beyond through our pursuit of treatments and therapies that address unmet need in the areas we serve. Within our six current specialties, our strong balance between reimbursable pharmaceuticals and elective medical devices and aesthetic treatments helps provide us with the agility to maintain favorable market positions and revenue streams amidst a challenging economic climate. In addition, as we increase our footprint in emerging markets and solidify our share in established ones, we are continuing to expand our leadership presence in more than 100 countries around the globe.

Robust R&D =

Short-term growth fueled by new PRODUCT APPROVALS



Long-term investments in SCIENTIFIC INNOVATION

At Allergan our Growth Equation is built upon our ability to identify unmet needs and move with agility to address them through scientific innovation — whether through our internal Research and Development (R&D) or through strategic collaborations. It is this combination of insight and responsiveness, backed by strong science, through which we create stockholder value and better solutions for specialty physicians and their patients. In 2008, our R&D pipeline delivered on its central role in this equation as we brought new product advances to market, submitted a number of new and important regulatory filings, and supported the continued R&D investment necessary to sustain the Company's long-term growth objectives.

OPTIMIZING THE PATIENT EXPERIENCE IN MEDICAL AESTHETICS

Allergan has become a world leader in medical aesthetics by investing in scientific innovation and by bringing safe, effective products to market that deliver on their promises and optimize consumer experiences.

2008 marked a particularly significant milestone in this regard with the U.S. Food and Drug Administration (FDA) approval of LATISSE™ (bimatoprost ophthalmic solution) 0.03% in the United States, a first of its kind treatment that increases the growth of eyelashes, making them longer, thicker and darker. LATISSE™ is also the only FDA-approved eyelash enhancement treatment studied in well-controlled clinical trials, manufactured to pharmaceutical standards, appropriately labeled for use and available to consumers as a prescription product. This new and highly unique product underscores Allergan's commitment to *The Science of Rejuvenation*™ — to developing and delivering high-quality, science-based aesthetic solutions and experiences that are based upon robust data reviewed by the FDA and supported by the physician community. Allergan has exclusive U.S. and foreign patents on the use of bimatoprost, a prostaglandin analog and the active ingredient in the formulation of LATISSE™, as well as on the use of other prostaglandins and prostaglandin analogs as a treatment to stimulate eyelash growth. We estimate global peak sales for this product could exceed $500 million per year.

In addition to seeking FDA approval for LATISSE™, we also pursued product improvements in the areas of facial and breast aesthetics. Allergan filed a premarket approval (PMA) supplement with the FDA for JUVÉDERM® injectable gel with lidocaine, the Company's next generation hyaluronic acid-based dermal filler product, to improve patient comfort during treatment. In addition, we anticipate 2009 approval of our *Natrelle*® Style 410 teardrop-shaped gel breast implant in the United States, representing the next innovation in breast implant technology. The *Natrelle*® Style 410 breast implant utilizes a highly cohesive gel that closely mimics the dimensions of the natural breast.

NEW TREATMENT OPTIONS FOR UNMET NEEDS IN CORE PHARMACEUTICAL SPECIALTIES

In 2008, we also focused on putting innovation to work for physicians and their patients whose needs are not yet met in certain therapeutic areas and where our scientific leadership spans many decades.

Specifically, we continue to make important advances in neurosciences through the discovery and development of additional medical uses for BOTOX® (botulinum toxin type A). Since its first FDA approval in the United States nearly 20 years ago, this versatile medicine has revolutionized the treatment of a number of serious or debilitating therapeutic conditions. Today BOTOX® is in a "transformational" period

KEY PRODUCT GROWTH
(in millions of dollars)



$190.9
$270.2
$344.5
$444.0
+91%
+42%
+28%
+29%
05
06
07
08

RESTASIS®



$267.6
$327.5
$391.7
$426.2
+15%
+22%
+20%
+9%
05
06
07
08

LUMIGAN® FRANCHISE



$830.9
$982.2
$1,211.8
$1,310.9
+18%
+18%
+23%
+8%
05
06
07
08

BOTOX®

Pipeline

Allergan's robust pipeline features a number of significant regulatory approvals and filings worldwide anticipated in 2009 and beyond, including:

PRODUCT	INDICATION	INDUSTRY PARTNERS	EXPECTED APPROVAL
EYE CARE			
LUMIGAN® X (U.S.)	Intraocular Pressure/Glaucoma	–	2009
LUMIGAN® (Japan)	Intraocular Pressure/Glaucoma	Senju Pharmaceutical Company	2009
ACULAR® X (U.S.)	Inflammation	–	2009
POSURDEX® (U.S.)	Macular Edema Associated with Retinal Vein Occlusion	–	2009
POSURDEX® (U.S.)	Uveitis	–	2010
POSURDEX® (U.S.)	Diabetic Macular Edema	–	2011+
ZYMAR® X (U.S.)	Anti-infection	–	2010
RESTASIS® X (U.S.)	Ocular Surface Disease	–	2011+
PG Analog	Intraocular Pressure/Glaucoma	–	2011+
Androgen Tear	Dry Eye	–	–
Prolacria™ (diquafosol tetrasodium ophthalmic solution)	Dry Eye	Developed by Inspire Pharmaceuticals, Inc.	–
MEDICAL AESTHETICS			
Natrelle® Style 410 (U.S.)	Breast Reconstruction & Augmentation	–	2009
JUVÉDERM® Ultra and Ultra Plus with lidocaine (U.S.)	Facial Aesthetics	–	2009
VOLUMA™ (U.S.)	Facial Aesthetics	–	2011+
OBESITY INTERVENTION			
LAP-BAND® System (U.S.)	Adolescent Indication	–	2010
LAP-BAND® System (U.S.)	Lower Body Mass Index (BMI) (BMI ≥ 30 and < 40)	–	2011+
ORBERA™ Intragastric Balloon System (U.S.)	Obesity	–	2011+
EASYBAND™ (U.S.)	Obesity	–	2011+
NEUROMODULATOR			
BOTOX® (U.S.)	Post-Stroke Upper Limb Spasticity	–	2009
BOTOX® (U.S. & Europe)	Chronic Migraine	–	2010
BOTOX® (U.S.)	Overactive Bladder (Neurogenic)	–	2011+
BOTOX® (U.S.)	Overactive Bladder (Idiopathic)	–	2011+
BOTOX® (U.S.)	Benign Prostate Hyperplasia	–	2011+
Next Generation Neuromodulator	Chronic Pain	–	–
NEW TECHNOLOGY			
Alpha Agonists (U.S.)	Neuropathic Pain	ACADIA Pharmaceuticals	–

of its life cycle, as we build upon our rich understanding of this product to explore new ways to address medical needs that have not yet been met and design novel next generation neuromodulators with even greater specific modes of action and longer duration.

In 2008, we moved forward with our investigation of BOTOX® for the treatment of post-stroke upper limb spasticity by filing a supplemental Biologics License Application (sBLA) with the FDA that was subsequently granted priority review. In addition, BOTOX® is the first therapy being studied for adults who suffer from chronic migraine, characterized by headaches and/or migraines that occur on 15 or more days each month. This extremely debilitating condition is estimated to affect between 1.2 million and 3.6 million people in the United States.[1,2] Based on results from our Phase III trials, we anticipate filing a sBLA with the FDA for the use of BOTOX® in chronic migraine in mid-2009.

In eye care, we are awaiting FDA approval in 2009 for LUMIGAN® X (bimatoprost ophthalmic solution), a next generation of our leading glaucoma drug LUMIGAN® (bimatoprost ophthalmic solution) 0.03%.

We also are pursuing opportunities to develop and bring to market two groundbreaking therapies to help protect and preserve vision. The FDA approval of TRIVARIS™ (triamcinolone acetonide injectable suspension) in June 2008 marked Allergan's first product in the retina category resulting from our strategic focus on developing therapies for back-of-the-eye diseases. Delivered via intraocular injection, this treatment works to mitigate a range of inflammatory conditions that can result in vision loss. We look forward to launching TRIVARIS™ in the United States in 2009.

In 2008, we also completed the initial analysis of data from our Phase III studies of POSURDEX® for macular edema associated with retinal vein occlusion (RVO), finding that patients treated with POSURDEX® demonstrated a statistically significant increase in vision. RVO is the second most common cause of macular edema and a significant cause of vision loss.[3] POSURDEX® is a novel formulation of dexamethasone in Allergan's proprietary, sustained-release drug delivery system. This technology can deliver sight-saving medications precisely where they are needed at the back of the eye. Based on the study results, in the fourth quarter 2008 we filed a new drug application (NDA) with the FDA for the approval of POSURDEX® to treat macular edema associated with RVO.

CREATING LONG-TERM GROWTH AND VALUE

Along with these anticipated short-term growth drivers, Allergan is investing to create long-term value for stockholders and to provide continued innovation for physicians and patients with a robust product pipeline and strategic collaborations. We are particularly focused on our core specialty areas where worldwide disease and aging trends intersect with areas of significant unmet need and high-growth opportunity, including retinal disease and obesity intervention.

For instance, we are further exploring the use of POSURDEX® for the treatment of diabetic macular edema and uveitis. And, recognizing that the obesity epidemic increasingly crosses boundaries of age as well as gender and race, we are conducting clinical trials investigating the LAP-BAND® Adjustable Gastric Banding System — the world's No. 1 gastric band[4] — for use in adolescents. We also are pursuing study of the LAP-BAND® System in weight management for patients with lower Body Mass Index (BMI ≥ 30 and < 40).

In neurosciences, we are continuing to pioneer new medical uses for BOTOX® — maximizing its potential as a "pipeline in a product" — in therapeutic areas where there is a substantial need for new treatment options. Specifically, we are in Phase III clinical trials for BOTOX® as a treatment for neurogenic overactive bladder (OAB) and completed Phase II clinical trials for idiopathic OAB — by far the most common form of the disorder, affecting an estimated 13 million to 33 million people in the United States alone.[5] We also are in Phase II clinical trials for BOTOX® as a treatment for benign prostate hyperplasia, a non-cancerous growth of the prostate that can interfere with urination and is one of the most common diseases affecting men. Further, we are focused on the development of a next generation neuromodulator with more selective action for chronic pain management.

As we look to expand our urology offerings to specialty physicians and patients, we have partnered with Spectrum Pharmaceuticals, Inc. to develop and bring to market apaziquone, a therapy currently being investigated for the treatment of non-muscle invasive bladder cancer. This form of cancer is localized in the surface layers of the bladder, and has not spread to the deeper muscle layer. It affects 70 percent of all patients who are newly diagnosed with transitional cell carcinoma of the bladder.[6] Spectrum's apaziquone program is already in Phase III clinical development. If approved, the product will further build Allergan's strength in the specialist urology category.

R&D EXPENDITURES/GROWTH



$343
$384
$476
$646
$729
+13%
+12%
+24%
+36%
+13%
04
05
06
07
08

(in millions of dollars, adjusted for non-GAAP items*)

* Adjustments to GAAP research and development expense used to calculate research and development expense, adjusted for non-GAAP items, include the following: $68.7 million for upfront payments for technologies that have not achieved regulatory approval and $0.3 million of termination benefits related to the phased closure of the Arklow, Ireland, breast implant manufacturing plant in 2008; $72.0 million of in-process research and development expense related to the EndoArt acquisition in 2007; $579.3 million of in-process research and development expense related to the Inamed acquisition, $0.2 million of Inamed integration and transition costs and $0.5 million of transition/duplicate operating expenses in 2006; and $1.5 million of transition/duplicate operating expenses and a $3.0 million buy-out of a license agreement in 2005. GAAP research and development expense was $797.9 million, $718.1 million, $1,055.5 million, $388.3 million, and $342.9 million in 2008, 2007, 2006, 2005 and 2004, respectively. GAAP research and development expense growth (decline) was 11%, (32%), 172%, 13% and (55%) for 2008, 2007, 2006, 2005 and 2004, respectively.

(1) Scher AI, Stewart WF, Liberman J, Lipton RB. Prevalence of Frequent Headache in Population Sample. Headache 1998.

(2) Bigal ME, Serrano D, Reed ML, Lipton RB. Chronic Migraine in the Population. Neurology, 71, 2008.

(3) Héron E., Marzac C., Feldman-Billard S., Girmens J., Paques M., Delarue R., Piette J., Casadevall N., Hermine, O. (2007). Endogenous Erythroid Colony Formation in Patients with Retinal Vein Occlusion. Ophthalmology, 114, Issue 12, 2155-2161.

(4) Mixture of public information (earnings releases, 10Ks, 10Qs), Allergan internal data, syndicated marketing research reports, analyst reports, Internet searches, competitive intelligence, etc.

(5) The Public Health Implications of Urogenital Disease. Clinician 2003 21(4). Office of Women's Health, U.S. Department of Health and Human Services.

(6) Kirkali Z, et al.: Bladder Cancer: Epidemiology, Staging and Grading, and Diagnosis. Urology 66



Specialty focus =

A strong balance between REIMBURSABLE PHARMACEUTICALS + ELECTIVE MEDICAL DEVICES AND AESTHETIC TREATMENTS

Another key element in Allergan's **Growth Equation** is the combination of our rigorous strategic focus and the way we apply it across the diverse specialty areas we serve. We decide which areas to invest in and grow based upon our potential to create or lead a market with products that can make a meaningful difference in patients' lives. This diversity plus the balance we have achieved between reimbursable and elective businesses helps provide us the flexibility to thrive in an ever-more restrictive reimbursement environment and amidst economic fluctuations.


EYE CARE
NEUROSCIENCES
MEDICAL AESTHETICS
OBESITY INTERVENTION
MEDICAL DERMATOLOGY
UROLOGICS

During 2008 we continued to expand our leadership positions in specialty areas where we have high-performing brands, highly differentiated products, sales force coverage and pipeline innovations. This effort also translated into real solutions for patients, as we reached further to help ensure patients have access to new treatment options as well as the information they need to make well-informed treatment decisions and achieve optimal outcomes.

LEADERSHIP IN OUR REIMBURSABLE PHARMACEUTICAL MARKETS

The way in which Allergan's **Growth Equation** is advancing our core specialty businesses becomes apparent with a close look at some of our top performing franchises during 2008. We are strategically focused on high-growth markets where there is significant unmet need. This has positioned us to maximize opportunities in eye care categories such as dry eye, glaucoma and retinal disease where demand is high and increasing as the population ages.

For example, as patient awareness has increased about the underlying causes of chronic dry eye, RESTASIS® (cyclosporine ophthalmic emulsion) 0.05%, the first and currently the only prescription dry eye therapy, has grown to be the second largest eye care pharmaceutical brand by value in the United States.[1] Likewise, the availability of COMBIGAN® (brimonidine tartrate/timolol maleate ophthalmic solution) 0.2%/0.5% in the United States, as well as the ex-U.S. launches of GANFORT™ (bimatoprost/timolol ophthalmic solution) 0.03%/0.5% and COMBIGAN® have yielded strong sales performance within our glaucoma franchise. As one of the leading causes of preventable blindness in the United States,[2] glaucoma affects approximately 65 million people worldwide.[3] By offering patients more convenient therapies, Allergan is advancing treatment paradigms in this complex disease area while continuing to build market share.

(1) Vector One. National (VONA) from SDI, MAT Dec. 2008

(2) American Glaucoma Society. Available at: http://www.glaucomaweb.org/displaycommon.cfm?an=10 Accessed March 2, 2009

(3) Robin AL, Covert D. Does Adjunctive Glaucoma Therapy Affect Adherence to the Initial Primary Therapy? Ophthalmology, 2005: 112(5): 863-868

This same **Growth Equation** is creating value in our urologics specialty, evidenced by the uptake of SANCTURA XR® (trospium chloride extended release capsules) by urologists and OB/GYNs since its launch in early 2008. In clinical studies, SANCTURA XR® was shown to be effective and well tolerated by patients, demonstrating significant improvements in overactive bladder (OAB) symptoms. Dry mouth is a common side effect in this drug class, and SANCTURA XR® had a low incidence of dry mouth — just 10.7 percent in clinical studies. This is significant because as many as 70 percent of idiopathic OAB patients, the most common form of OAB, discontinue medication due to insufficient relief of symptoms or intolerable side effects (e.g., dry mouth, dry eyes, constipation, headache).[a]

In our core pharmaceutical areas, including eye care, neurosciences, medical dermatology and urologics, we have strong formulary and reimbursement positions with products that are well-differentiated and have established safety profiles. Further, we are strongly positioned with a pipeline that is focused on retinal disease and chronic migraine where the need for new treatment options is well recognized.

MEETING CONSUMER DEMAND FOR INNOVATION AND NEW OPTIONS IN OUR ELECTIVE BUSINESSES

Given both the regulatory and economic currents affecting the health care industry today, we have strategically sought to balance our stake in core pharmaceutical specialties where reimbursement plays an essential role with strong positions in elective, cash pay market segments such as medical aesthetics and obesity intervention.

Here, too, we know that sustained growth will be driven by innovation, which we seed by listening closely to our physician partners and by being adept at spotting new trends in consumer demands and expanding their choices for aesthetic rejuvenation. For example, both BOTOX® Cosmetic and our newest medical aesthetic offering LATISSE™ emerged from clinical experience with the therapeutic use of BOTOX® and LUMIGAN®, respectively, to treat serious medical conditions. Being attuned and responsive to the needs and opportunities in the marketplace also inspired our collaboration with Clinique Laboratories, LLC, the No. 1 prestige cosmetics brand in the United States, to develop the first comprehensive skin care regimen uniquely designed to complement in-office aesthetic procedures. Launched in the fall of 2008, the CLINIQUE MEDICAL brand has further established Allergan as a pioneer in physician-dispensed skin care by offering specialized products that are backed by clinical data and trusted by consumers.

In today's challenging health care environment, we also create opportunity by working hard to ensure that patients have access to the treatments and therapies that will help them live life to its fullest potential. For this reason, physician and patient awareness and education remain essential factors in our **Growth Equation**.

For instance, for women considering breast augmentation, revision or reconstructive surgery, we focus on helping them make sense of the options that are currently available. Specifically, we strive to direct those women interested in exploring their choices to the right resources, such as www.breastimplantanswers.com and www.natrelle.com, where they can find important safety information about implant options and the procedure, and locate surgeons in their area who will be their partner and ensure they obtain the best surgical experience possible.

In the fight against obesity, we are working to raise awareness about the science behind this disease and the health consequences associated with it. Obesity is caused by a wide range of factors, including genetics, metabolic disorders, physical and psychological challenges, lifestyle and poor nutrition. It often is necessary to address a number of these factors in order for patients to obtain sustained weight loss, reduce health risks associated with obesity and achieve their desired personal goals for healthy living and wellness. To that end, Allergan offers patients who are undergoing the LAP-BAND® System procedure a comprehensive, online patient support program, My LAP-BAND® Journey, available on www.lapband.com. My LAP-BAND® Journey is an interactive and personalized support program that offers tools and services to assist patients pre- and post-surgery in making the nutritional and lifestyle changes necessary to achieve success over the long term.

With specialty product lines focused on high-growth markets, Allergan is able to dig deeply to identify areas where our scientific leadership intersects with medical need and consumer demand.

DIVERSIFIED BUSINESS SEGMENTS
70% REIMBURSED VS. 30% CASH PAY
(Approximate Estimates)

FY 2008 $4.3 BILLION +12%


BOTOX® Therapeutic
15%
15%
BOTOX® Cosmetic
5%
Facial Aesthetics
7%
Breast Aesthetics
Ophthalmology
46%
7%
Obesity Intervention
2%
3%
Skin Care
Urologics
70% Reimbursed
30% Cash Pay

(a) Intercontinental Medical Statistics (IMS) data


1mM
50ul

Product Overview

Overview of Specialties

With specialty product lines focused on high-growth markets, Allergan is able to dig deeply to identify areas where our scientific leadership intersects with medical need and consumer demand. We are also frequently the preferred partner for companies and inventors seeking a collaboration to bring their technology to market. This ability is what makes it possible for us to offer physicians and patients best-in-class treatments and maintain a robust pipeline for continuous innovation.

Eye Care

Since Allergan was founded nearly 60 years ago, we have discovered and developed some of the world's leading medicines to help protect and preserve vision, including important therapies for patients suffering from glaucoma, dry eye, retinal and external eye diseases.

For the past seven years, Allergan has been the fastest-growing global eye care pharmaceutical company.[1] The market for ophthalmics, including eye care pharmaceuticals and over-the-counter eye care products, is approximately $12.5 billion, growing at a rate of 9 percent.[1] Allergan's share in this market is 16 percent.[1]

(1) Intercontinental Medical Statistics (IMS): 48 countries rollup, Q3 2008, in constant currency for the trailing 12 months, as of September 2008.

FLAGSHIP PRODUCTS:

Dry Eye

OPTIVE™ Lubricant Eye Drops and OPTIVE™ Sensitive Preservative-Free Lubricant Eye Drops
OPTIVE™ is an over-the-counter artificial tear with a dual-action, unique formula that lubricates and hydrates eyes to provide long-lasting relief from dry eye symptoms.

REFRESH® Brand Products
The REFRESH® brand of artificial tears offers a wide range of over-the-counter products to provide temporary relief and protection from dry eye symptoms.

RESTASIS®
(cyclosporine ophthalmic emulsion) 0.05%
RESTASIS® is the first, and currently the only, prescription eye drop that helps to increase the eyes' natural ability to produce real tears which may be suppressed by inflammation due to chronic dry eye.

Glaucoma

ALPHAGAN® and ALPHAGAN® P
(brimonidine tartrate ophthalmic solution) 0.2%, 0.1% and 0.15%
ALPHAGAN® P 0.1% and ALPHAGAN® P 0.15% are approved by the FDA in the United States to lower intraocular pressure (IOP) in patients with open-angle glaucoma and ocular hypertension. ALPHAGAN® 0.2% is available in the majority of countries outside the United States.

COMBIGAN®
(brimonidine tartrate/timolol maleate ophthalmic solution) 0.2%/0.5% fixed combination therapy
COMBIGAN® is a twice-daily prescription eye drop indicated for the reduction of elevated IOP in patients with glaucoma or ocular hypertension, who require adjunctive or replacement therapy due to inadequately controlled IOP.

GANFORT™
(bimatoprost/timolol ophthalmic solution) 0.03%/0.5%
GANFORT™ is a LUMIGAN® and timolol fixed-combination product approved by the European Commission and many other regulatory agencies outside of the United States and is indicated for the reduction of IOP in patients with open-angle glaucoma or ocular hypertension who are insufficiently responsive to topical beta-blockers or prostaglandin analogues.

LUMIGAN®
(bimatoprost ophthalmic solution) 0.03%
LUMIGAN® is indicated to reduce elevated IOP in patients with open-angle glaucoma or ocular hypertension.

External Diseases

ACULAR® and ACULAR LS®
(ketorolac tromethamine ophthalmic solution) 0.5% and 0.4%
ACULAR® and ACULAR LS® are non-steroidal anti-inflammatory drugs (NSAID) indicated to reduce pain, burning and stinging following corneal refractive surgery.

PRED FORTE®
(prednisolone acetate ophthalmic suspension, USP) 1%
PRED FORTE® is a topical anti-inflammatory agent that eye care professionals may prescribe to relieve redness, irritation and swelling due to inflammation of the eye.

ZYMAR®
(gatifloxacin ophthalmic solution) 0.3%
ZYMAR® is the first FDA-approved fourth-generation topical fluoroquinolone indicated for the treatment of bacterial conjunctivitis (commonly referred to as "pink eye").

Retina

TRIVARIS™
(triamcinolone acetonide injectable suspension)
In 2008, Allergan received FDA approval of TRIVARIS™. Delivered via intravitreal injection, the ophthalmic indications for TRIVARIS™ include a range of inflammatory conditions that can result in vision loss, including sympathetic ophthalmia, temporal arteritis, uveitis, and ocular inflammatory conditions unresponsive to topical corticosteroids. Allergan plans to launch TRIVARIS™ in 2009.

Neurosciences

For 20 years Allergan has been committed to the research and clinical development of BOTOX® to treat people around the world who suffer from a variety of serious or debilitating disorders. Today, we are the world leader in neuromodulators. Building on this heritage, Allergan is now pursuing the clinical development of additional indications for BOTOX® for the treatment of chronic migraine, post-stroke upper limb spasticity, overactive bladder (OAB) and benign prostate hyperplasia. Furthermore, Allergan has advanced research programs in place for a new neuromodulator for pain and a novel next generation neuromodulator with an even greater specific mode of action and longer duration.

The worldwide market for neuromodulators is approximately $1.6 billion, growing at a rate of approximately 18 percent.[1] Allergan's market share is approximately 83 percent and has exceeded 80 percent for the last 10 years.[1] The top 10 markets for neuromodulators equal approximately $1.3 billion, growing at a rate of approximately 11 percent.[2] Allergan's share in these markets is approximately 91 percent.[1]

BOTOX®
(botulinum toxin type A)
- Since its first approval by the FDA in 1989, BOTOX® has been recognized by regulatory authorities worldwide as a safe and effective treatment for 21 different indications in approximately 80 countries, benefiting millions of patients.
- More than 18 million vials of BOTOX® have been distributed between 1989 and 2009,[3] and approximately 15 million treatment sessions have been performed worldwide to date.[3]
- In addition to extensive clinical experience with the product, the safety and efficacy of BOTOX® has been studied in approximately 50 randomized, placebo-controlled clinical trials.[3] Additionally, approximately 11,000 patients have been treated with the product in Allergan-sponsored trials.[3]
- With approximately 2,100 publications on botulinum toxin type A in scientific and medical journals,[3] BOTOX® is the most widely researched neurotoxin in the world.

In the United States, approved medical uses for BOTOX® include:
- Cervical dystonia (involuntary contractions of the neck muscles causing twisting, repetitive movements, or abnormal postures of the head, and/or neck pain)
- Severe primary axillary hyperhidrosis (excessive underarm sweating) inadequately managed with topical agents
- Blepharospasm (uncontrollable eye blinking)
- Strabismus (crossed eyes)

Medical Aesthetics

As the global leader in medical aesthetics, Allergan is deeply committed to *The Science of Rejuvenation*™ — that is, to developing and delivering high-quality, science-based aesthetic solutions and experiences for women and men, and to providing information to help them make the most well-informed aesthetic choices based on their own individual needs and treatment goals. Today, Allergan is the largest company in the worldwide medical aesthetics market.[3]

In a worldwide market for dermal facial fillers of approximately $730 million, growing at a rate of approximately 17 percent, Allergan's market share is approximately 31 percent.[1] The worldwide market for breast aesthetics (aesthetic and reconstructive) is approximately $820 million, growing at a rate of approximately 13 percent, and Allergan's worldwide market share is approximately 39 percent.[1]

FLAGSHIP PRODUCTS:

BOTOX® Cosmetic / VISTABEL® / VISTABEX® / BOTOX VISTA®
(botulinum toxin type A)
BOTOX® Cosmetic / VISTABEL® / VISTABEX® / BOTOX VISTA® is a simple, non-surgical procedure for the temporary improvement in the appearance of moderate to severe glabellar lines (the vertical frown lines between the eyebrows that look like an "11") in adults ages 18-65. The product is approved for this aesthetic use in approximately 60 countries worldwide.

CLINIQUE MEDICAL
Launched in October 2008 and available exclusively through skin care physicians' offices in the United States, the CLINIQUE MEDICAL product line is scientifically designed and clinically proven to complement select in-office aesthetic procedures such as Intense Pulsed Light (IPL) or fractionated laser treatments, chemical peels and microdermabrasion. The products in the CLINIQUE MEDICAL Optimizing Regimen kit work together to help improve the skin's receptivity to the procedure benefits and to aid in the recovery process by helping

(1) Mixture of public information (earnings releases, 10Ks, 10Qs), Allergan internal data, syndicated marketing research reports, analyst reports, Internet searches, competitive intelligence, etc. in U.S. dollars at actual exchange rates for 12 months ending September 2008.

(2) Allergan estimates of top 10 markets in constant currency for 12 months ending September 2008.

(3) Allergan data on file.

to manage post-procedure visible excess redness and irritation, encourage even skin tone and enhance skin's resilience to the visible signs of aging. The CLINIQUE MEDICAL line also includes the Dry Spot Balm, an ultra-hydrating lip and facial spot balm designed to alleviate severe dryness and the associated discomfort related to some prescription medications.

JUVÉDERM® Ultra, JUVÉDERM® Ultra Plus
JUVÉDERM® Ultra and JUVÉDERM® Ultra Plus are hyaluronic acid (HA) dermal fillers and the only HA dermal fillers that are FDA-approved to last one year from initial treatment, providing a smooth, long-lasting correction of moderate to severe facial wrinkles and folds. The JUVÉDERM® line is the first and only smooth consistency gel formulation, and the only HA dermal filler developed using the proprietary HYLACROSS™ technology, a technologically advanced manufacturing process that results in a malleable, smooth gel. A formulation of JUVÉDERM® with lidocaine is available in Europe, Canada, Australia and parts of the Latin America and Asia Pacific regions. Approval of the JUVÉDERM® with lidocaine formulation is pending in the United States.

LATISSE™
(bimatoprost ophthalmic solution) 0.03%
LATISSE™, approved by the FDA in December 2008, is the first and only science-based prescription treatment for hypotrichosis (another name for having inadequate or not enough eyelashes). LATISSE™ helps eyelashes grow longer, fuller and darker. Launched in the United States in January 2009, LATISSE™ is a once-a-day treatment applied topically to the base of the upper eyelashes.

M.D. FORTÉ® Skin Care Products
M.D. FORTÉ® is a comprehensive, personalized skin care regimen that combines scientific acumen and natural products to achieve healthy and beautiful skin.

***Natrelle*® Gel and Saline Breast Implants**
Natrelle® gel and saline breast implants offer women the widest range of breast implant options for breast augmentation, revision and reconstructive surgery. From saline and silicone gel filler, to smooth and textured surfaces, and a range of shapes, profiles and volumes, women today have more options than ever before in breast aesthetics to achieve an individualized result based on their unique body types and surgical goals.

PREVAGE® MD
PREVAGE® MD is the most powerful antioxidant available to help correct present damage and protect skin from future damage with physician-strength idebenone 1%.[1]

VIVITÉ®
VIVITÉ® is an advanced glycolic acid and natural antioxidant system formulated with GLX Technology™ for skin rejuvenation. A scientific advancement in skin care, VIVITÉ® is clinically shown to help reduce the skin's signs of aging in just three weeks. The VIVITÉ® line expanded in 2008, with the addition of VIVITÉ® Vibrance Therapy to brighten skin and combat uneven skin tone, as well as VIVITÉ® Daily Facial Moisturizer with SPF 30.

Medical Dermatology

Facing the world is not always easy for patients suffering from serious skin conditions. Dedicated to meeting the needs of these patients and the dermatology community, Allergan has developed some of the most technologically advanced dermatologic products to treat skin diseases such as acne and psoriasis as well as enhance the appearance of healthy skin.

According to the National Institutes of Health, between 5.8 million and 7.5 million Americans are estimated to suffer from psoriasis.[2] An estimated 80 percent of all people between the ages of 11 and 30 years experience acne outbreaks at some point.[3] And an estimated 8 million Americans suffer from severe primary axillary hyperhidrosis (excessive underarm sweating).[4]

The U.S. topical market for acne and psoriasis is roughly $1.8 billion, growing at a rate of 2 percent, and Allergan's share is 6 percent.[5]

FLAGSHIP PRODUCTS:

ACZONE® Gel 5%
(dapsone)
ACZONE® gel 5% contains the first new FDA-approved chemical entity for acne treatment since our TAZORAC® (tazarotene) gel was approved in 1997. ACZONE® utilizes dapsone in a well-tolerated topical formulation to provide patients with a convenient and effective therapy. Allergan launched ACZONE® in the United States in November 2008.

AVAGE® Cream 0.1%
(tazarotene)
AVAGE® is approved as an adjunctive agent in the topical treatment of facial fine wrinkling, mottled facial hypo- and hyper-pigmentation (blotchy skin discoloration), and benign facial lentigines (flat patches of skin discoloration) in patients using a comprehensive skin care and sunlight avoidance regimen.

BOTOX®
(botulinum toxin type A)
BOTOX® is approved for the treatment of severe primary axillary hyperhidrosis — excessive underarm sweating — that is not adequately managed by topical agents. BOTOX® works by temporarily blocking the chemical signals from the nerves that stimulate the sweat glands.

TAZORAC® Cream and Gel
(tazarotene) 0.1% and 0.05%
Available in the United States and Canada, TAZORAC® (tazarotene) cream or gel 0.1% and 0.05% are topical receptor-selective retinoids. TAZORAC® is clinically proven to effectively treat both acne and psoriasis. In Europe and certain other markets, the product is available under the ZORAC® brand name.

(1) McDaniel DH, Neudecker BA, DiNardo JC, Lewis JA II, Maibach HI. Idebenone: A New Antioxidant – part 1. Relative Assessment of Oxidative Stress Protection Capacity Compared to Commonly Known Antioxidants. J Cosmet Dermatol. 2005;4(1): 10-17.

(2) National Psoriasis Foundation. About Psoriasis: Statistics. Available at: http://www.psoriasis.org/about/stats/index.php. Accessed: March 2, 2009.

(3) National Institute of Arthritis and Musculoskeletal and Skin Disease. National Institutes of Health. What is acne? Fast facts: an easy-to-read series of publications for the public. Available at: http://www.niams.nih.gov/health_info/acne/default.asp#acne_d. Accessed: March 2, 2009.

(4) American Academy of Dermatology. Press Release. Effective Treatments Mean Excessive Sweating Patients No Longer Swimming in Anxiety. February 9, 2004.

(5) Intercontinental Medical Statistics (IMS): U.S. only. Q3 2008 for the trailing 12 months, as of September 2008.



Obesity Intervention

Over the last 50 years obesity has emerged as a major health crisis, affecting approximately 400 million adults worldwide.[1] Allergan continues to fight the growing obesity epidemic with a portfolio of innovative, implantable medical devices to help achieve and support sustained weight loss, reduce health risks associated with obesity and help patients obtain their goals for healthy living and wellness.

In a worldwide bariatric surgery market (gastric band and balloon segments only) that is approximately $370 million and growing at a rate of roughly 30-35 percent, Allergan's market share is approximately 75-80 percent.[2]

FLAGSHIP PRODUCTS:

LAP-BAND® and LAP-BAND AP® Adjustable Gastric Banding System

The LAP-BAND® Adjustable Gastric Banding System is the first adjustable gastric band for use in weight reduction approved by the FDA in the United States. Used in more than 450,000 procedures worldwide to date,[3] this reversible surgically implanted device has safely helped severely obese adults successfully achieve and maintain long-term weight loss. The LAP-BAND® System is approved for use with severely obese adults with a Body Mass Index (BMI) of 40 or more or for adults with a BMI of at least 35 plus at least one severe obesity-related health condition, such as Type 2 diabetes, hypertension or asthma. The LAP-BAND AP® System, launched in 2007, is an evolution of the LAP-BAND® System developed to meet the needs of a wide range of patients. The LAP-BAND AP® System represents the most advanced technology currently available in gastric banding.

ORBERA™ Intragastric Balloon System

ORBERA™ Intragastric Balloon System (formerly known as the BIB™ System) is a non-surgical alternative for the treatment in overweight and obese adults. It is made of durable, elastic, high-quality silicone balloon. The ORBERA™ System is endoscopically placed and inflated with saline solution, and works by partially filling the stomach to induce a feeling of fullness, thereby reducing patients' intake of food. The device is designed for temporary use with a maximum placement time of six months. The ORBERA™ System is currently available outside the United States.

Urologics

With the 2007 acquisition of SANCTURA XR®, Allergan has committed to developing a product portfolio that addresses the full continuum of care for overactive bladder (OAB) and other urologic conditions that can have a profound impact on quality of life. OAB is a condition that affects approximately 33 million Americans, with prevalence expected to grow significantly as the population ages.[4]

FLAGSHIP PRODUCTS:

SANCTURA XR® (trospium chloride extended release capsules)

Allergan launched SANCTURA XR® in the United States in early 2008. SANCTURA XR® belongs to a drug class of anticholinergic agents known as muscarinic receptor antagonists, which work by relaxing smooth muscle tissue found in the bladder, thus decreasing bladder contractions that are thought to be a cause of OAB. In clinical studies, SANCTURA XR® was shown to be effective and well tolerated by patients, demonstrating significant improvements in OAB symptoms. Dry mouth is a common side effect in this drug class, and SANCTURA XR® has a low incidence of dry mouth — just 10.7 percent in clinical studies. This is significant because as many as 70 percent of idiopathic OAB patients, the most common form of OAB, discontinue medication due to insufficient relief of symptoms or intolerable side effects (e.g., dry mouth, dry eyes, constipation, headache).[5]

(1) World Health Organization. Obesity and Overweight. Fact Sheet No. 311. September 2006. Available at: http://www.who.int/mediacentre/factsheets/fs311/en/print.html. Accessed: March 2, 2009.

(2) Mixture of public information (earnings releases, 10Ks, 10Qs), Allergan internal data, syndicated marketing research reports, analyst reports, Internet searches, competitive intelligence, etc in U.S. dollars at actual exchange rates for 12 months ending September 2008

(3) Allergan data on file.

(4) Wein, AJ, Rovner, ES. Definition and Epidemiology of Overactive Bladder, Urology 2002; 60 (suppl 5A): 7-12

(5) Intercontinental Medical Statistics (IMS) data.

Global reach =

Increasing our footprint in
EMERGING COUNTRIES



Solidifying our share in
ESTABLISHED MARKETS

The third major factor in Allergan's **Growth Equation** is the extension of our leadership presence in more than 100 countries worldwide, which we have accomplished based on measured assessments of where our scientific innovations can enable more patients to benefit from advanced treatment options. In 2008, this strategy generated overall positive performance in key regions around the world, in spite of the effects of the global economic climate largely affecting the United States and Europe. We achieved this by increasing our footprint in emerging markets and by solidifying our share in established ones with new product launches and patient education campaigns. We also laid a foundation for growth in these markets with valuable investments in infrastructure that will enable us to reach further toward new frontiers in the years to come.

ASIA PACIFIC

2008 was a year of strong growth for Allergan in the Asia Pacific region. We are driving positive sales in Asia by building our share in the fast-growing eye care and medical aesthetics segments, by pursuing potential in Australia and Japan, and by charting new paths in the emerging markets of Korea and China.

As we deepen our presence in the Asia Pacific region, we are positioning Allergan to take full advantage of the rapid growth projected over the long term. In Australia, where there is much interest in tackling the health consequences of obesity and co-morbid conditions, our LAP-BAND® System franchise grew substantially in 2008. In Korea, BOTOX® was approved for the treatment of severe primary axillary hyperhidrosis and post-stroke upper limb spasticity, and for aesthetic use for the temporary improvement in the appearance of moderate to severe glabellar lines. And, we established our own direct selling and marketing organization in Korea. In Japan, through Allergan's partnership with GlaxoSmithKline (GSK), we secured approvals of BOTOX® for the treatment of juvenile cerebral palsy and the approval of BOTOX® for aesthetic use under the name BOTOX VISTA® in early 2009. With the approval of BOTOX® to treat juvenile cerebral palsy, the anticipated uptake of BOTOX VISTA®, as well as the pending approval of LUMIGAN® through our partnership with Senju Pharmaceutical Company, Japan's leading eye care company, we look forward to strong performance in Japan during 2009 and beyond.

Allergan also is pursuing significant opportunities in China and India. In 2008 we began developing a significant sales presence in China to capitalize on the demand for eye care and medical aesthetics products in this region. By the end of 2009 we anticipate establishing a sizeable sales organization in China — a notable achievement, considering that at the beginning of 2008, Allergan had virtually no sales presence in this country. And, in India we are building on our strong eye care presence to create a dynamic aesthetics market.

EUROPE, AFRICA, MIDDLE EAST

Allergan's strategic focus on high-growth specialty areas enabled us to build value in key markets across Europe, Africa and the Middle East. We also are continuing to pursue potential in the fast-growing markets of Eastern Europe including Poland, the Czech Republic and Hungary, with further expansion planned for Romania, Russia and the Ukraine in 2009 and 2010.



In 2008, we continued to vigorously expand our position in eye care pharmaceuticals with the continued rollouts of OPTIVE™ Lubricant Eye Drops, and COMBIGAN® and GANFORT™ in different countries across Europe.

Also, in Europe Allergan's facial aesthetics franchise has historically performed well. Allergan capitalized on this growing demand with the launch of JUVÉDERM® Ultra with lidocaine across the region, supported with our first direct-to-consumer awareness campaign in France and the United Kingdom. The TV and print-based advertising campaign represented an important step in demonstrating our commitment to helping consumers and physicians make fully informed choices about the options available to them, while generating consumer interest in the JUVÉDERM® franchise. We also invested in initiatives and infrastructure such as the inauguration of a new manufacturing facility in Pringy, France, to expand capacity for our JUVÉDERM® dermal filler line.

LATIN AMERICA

Our medical aesthetics, eye care and obesity intervention product portfolios have been important drivers for growth across Latin America. By maintaining our deep engagement with physicians and patients, Allergan has been able to pinpoint the areas where unmet need is greatest. For example, our recognition of the growing desire for innovative facial aesthetics treatments facilitated the successful uptake of our hyaluronic acid (HA) dermal filler line in Latin America in 2008, while its launch regionally surpassed the sales of its main competitor *Restylane®*.

And in eye care, the launch of OPTIVE™ in Latin America is creating new opportunities for Allergan regionally as well, as it sets a new standard with strong product differentiation in the competitive segment of artificial tears.

Looking forward, Allergan plans to build on these achievements in Latin America through our robust pipeline of new products in each of these fast-growing specialties, with the anticipated launch of JUVÉDERM® with lidocaine in 2009.

NORTH AMERICA

By keeping the organization focused on top-line growth in challenging economic times, Allergan achieved significant sales growth in North America in 2008, while gaining market share in the majority of our core businesses. Key factors in this achievement included a forward-looking, customer-focused strategy and close work with payors to ensure greater patient access and reimbursement for our glaucoma, neurosciences and other consumer health products. In medical aesthetics, we confronted the downturn in consumer spending with new and exciting aesthetic options such as LATISSE™, and by continuing to advance our regulatory filings and fuel R&D efforts to ensure strong growth drivers in our portfolio going forward, such as the anticipated approval of JUVÉDERM® with lidocaine in the United States. In Canada, a strong collaborative and cross-functional approach to regulatory matters led to success in obtaining approvals for both JUVÉDERM® with lidocaine and VOLUMA™, an additional advanced dermal filler.

Market Growth

YEAR-TO-DATE[1]	SIZE OF WORLD MARKET ($ MILLIONS)[2]
The obesity intervention market grew at 30-35 percent	**$ 370**
The dermal filler market grew at 17 percent	**$ 730**
The breast aesthetics market grew at 13 percent	**$ 820**
The neuromodulator market grew at 18 percent	**$ 1,600**
The ophthalmics market grew at 9 percent	**$12,500**

(1) Mixture of public information (earnings releases, 10Ks, 10Qs), Allergan internal data, syndicated marketing research reports, analyst reports, Internet searches, competitive intelligence, etc. for U.S. dollar growth at actual rates year-to-date from January 2008 through September 2008.

(2) Mixture of public information (earnings releases, 10Ks, 10Qs), Allergan internal data, syndicated marketing research reports, analyst reports, Internet searches, competitive intelligence, etc. U.S. dollar sales at actual rates rounded to nearest $100 million for 12 months ending September 2008.


Board of
Directors
FROM LEFT TO RIGHT
TOP ROW
Herbert W. Boyer, Ph.D.
Robert A. Ingram
Gavin S. Herbert
Louis J. Lavigne, Jr.
Michael R. Gallagher
Stephen J. Ryan, M.D.
Dawn Hudson
BOTTOM ROW
David E.I. Pyott
Deborah Dunsire, M.D.
Trevor M. Jones, Ph.D.
Leonard D. Schaeffer
Russell T. Ray

DAVID E.I. PYOTT, 55
Chairman of the Board and Chief Executive Officer
Elected to the Board and joined Allergan in 1998. Mr. Pyott has been Chief Executive Officer of Allergan since January 1998 and in 2001 became Chairman of the Board. Mr. Pyott also served as President of Allergan from January 1998 until February 2006. Previously, Mr. Pyott served as head of the Nutrition Division and a member of the Executive Committee of Novartis AG. Mr. Pyott is a member of the Board of Directors of Avery Dennison Corporation and Edwards Lifesciences Corporation. Mr. Pyott serves on the Board and the Executive Committee of the California Healthcare Institute; is a member of the Directors' Board of The Paul Merage School of Business at the University of California, Irvine (UCI); and is a member of the Board of the Biotechnology Industry Organization (BIO). Mr. Pyott also serves as a member of the Board of the Pan-American Ophthalmological Foundation, the International Council of Ophthalmology Foundation, and as a member of the Advisory Board for the Foundation of the American Academy of Ophthalmology.

HERBERT W. BOYER, Ph.D., 72
Vice Chairman of the Board since 2001. Dr. Boyer served as Chairman from 1998 to 2001 and has been a Board member since 1994. Dr. Boyer is a founder of Genentech, Inc., and a Director since 1976. A former Professor of Biochemistry at the University of California at San Francisco, Dr. Boyer is a recipient of the National Medal of Science from President George H. W. Bush, the National Medal of Technology and the Albert Lasker Basic Medical Research Award. He is an elected Member of the National Academy of Sciences and a Fellow in the American Academy of Arts and Sciences.

DEBORAH DUNSIRE, M.D., 46
Appointed to the Board effective December 2006. In July 2005, Dr. Dunsire became President and Chief Executive Officer of Millennium Pharmaceuticals, Inc., based in Cambridge, Massachusetts. In May of 2008, post acquisition by Takeda Pharmaceuticals Inc. of Osaka, Japan, Millennium became Millennium: The Takeda Oncology Company. Dr. Dunsire continues to serve as President and Chief Executive Officer. Prior to joining Millennium Pharmaceuticals, Dr. Dunsire led the Novartis U.S. Oncology Business, playing a critical role in the broad development and successful launch of a number of products. Dr. Dunsire was also responsible for managing the merger and significant growth of the combined Sandoz Pharmaceuticals and Ciba-Geigy oncology businesses. Dr. Dunsire served on the U.S. pharmaceutical Executive Committee at Novartis. Dr. Dunsire is currently a board member of the Pharmaceutical Research and Manufacturers of America (PhRMA) and a member of the board of the Biotechnology Industry Organization (BIO).

MICHAEL R. GALLAGHER, 63
Elected to the Board in 1998. In 2004, Mr. Gallagher retired as Chief Executive Officer and as a Director of Playtex Products, Inc. Prior to joining Playtex in 1995, Mr. Gallagher was Chief Executive Officer of North America for Reckitt & Colman plc; President and Chief Executive Officer of Eastman Kodak's subsidiary, L&F Products; President of the Lehn & Fink Consumer Products Division at Sterling Drug, General Manager of the Household Products Division of the Clorox Company, and Brand Manager of The Procter & Gamble Company. Mr. Gallagher is a member of the Board of Advisors of the Haas School of Business, University of California, Berkeley.

GAVIN S. HERBERT, 76
Founder of Allergan and Chairman Emeritus since 1996. Mr. Herbert was elected to the Board in 1950. He served as Chief Executive Officer for 30 years and as Chairman from 1977 to 1996. Mr. Herbert is Chairman and Founder of Regenesis Bioremediation Products. Mr. Herbert also serves on the Board of the Doheny Eye Institute and of The Richard Nixon Library and Birthplace Foundation and the Advisory Board for the Foundation of the American Academy of Ophthalmology. Mr. Herbert is Chairman of Roger's Gardens, Vice Chairman of the Beckman Foundation, and a Life Trustee of the University of Southern California.

DAWN HUDSON, 51

Appointed to the Board effective January 2008. Ms. Hudson was the President and Chief Executive Officer of Pepsi-Cola North America (PCNA), the multi-billion dollar refreshment beverage unit of PepsiCo in the United States and Canada until November 2007, where she served as President since May 2002 and Chief Executive Officer since March 2005. In addition, Ms. Hudson served as Chief Executive Officer of the PepsiCo Foodservice Division from March 2005 to November 2007. Prior to joining PepsiCo, Ms. Hudson was Managing Director at D'Arcy Masius Benton & Bowles, a leading advertising agency based in New York. In 2006 and 2007, Ms. Hudson was named among *Fortune Magazine*'s "50 Most Powerful Women in Business." In 2002, Ms. Hudson received the honor of "Advertising Woman of the Year" by Advertising Women of New York. Ms. Hudson was also inducted into the American Advertising Federation's Advertising Hall of Achievement, and has been featured twice in *Advertising Age*'s "Top 50 Marketers." Ms. Hudson is Chairperson of the Board of the LPGA and is a director of Lowe's Companies, Inc.

ROBERT A. INGRAM, 66

Appointed to the Board in 2005 and elected in 2006. Since January 2003, Mr. Ingram has been the Vice Chairman, Pharmaceuticals of GlaxoSmithKline plc, a corporation involved in the research, development, manufacturing and sale of pharmaceuticals. Mr. Ingram was Chief Operating Officer and President, Pharmaceutical Operations of GlaxoSmithKline plc from January 2001 until his retirement in January 2003. Prior to that, Mr. Ingram was Chief Executive Officer of Glaxo Wellcome plc from October 1997 to December 2000; and Chairman of Glaxo Wellcome Inc., Glaxo Wellcome plc's United States subsidiary, from January 1999 to December 2000. Mr. Ingram is Chairman of the Board of OSI Pharmaceuticals, Inc. and is a director of Edwards Lifesciences Corporation, Lowe's Companies, Inc., Valeant Pharmaceuticals International and Cree, Inc.

TREVOR M. JONES, Ph.D., 66

Appointed to the Board in 2004 and elected in 2005. From 1994 to 2004, Prof. Jones was the Director General of the Association of the British Pharmaceutical Industry (ABPI). From 1987 to 1994, Prof. Jones was a main Board Director at Wellcome plc. Prof. Jones received his bachelor of pharmacy degree and Ph.D. from the University of London. Prof. Jones has also gained an honorary doctorate from the University of Athens as well as honorary doctorates in science from the Universities of Strathclyde, Nottingham, Bath and Bradford in the United Kingdom. Furthermore, Prof. Jones was recognized in the Queen's Honors List and holds the title of Commander of the British Empire. Prof. Jones is also a fellow of the Royal Society of Chemistry, a fellow of the Royal Society of Medicine, a fellow of The Royal Pharmaceutical Society, an honorary fellow of the Royal College of Physicians and of its Faculty of Pharmaceutical Medicine, and an honorary fellow of the British Pharmacological Society. Prof. Jones is Chairman of the Board of ReNeuron Group plc, People in Health Ltd, and Synexus Ltd, and a board member of Merlin Biosciences' Funds I and II and NextPharma Technologies Holdings Ltd., Sigma-Tau Finanziaria S.p.A., and Verona Pharma plc. Prof. Jones is also a founder of the Geneva-based public-private partnership, Medicines for Malaria Venture and the UK Stem Cell Foundation.

LOUIS J. LAVIGNE, JR., 60

Appointed to the Board in 2005. Mr. Lavigne has served as a management consultant in the areas of corporate finance, accounting and strategy since 2005. Mr. Lavigne was Executive Vice President and Chief Financial Officer of Genentech, Inc. from March 1997 through his retirement in March 2005, leading the company through significant growth while overseeing the financial, corporate relations and information technology groups. Mr. Lavigne joined Genentech in July 1982, was named controller in 1983, and, in that position, built Genentech's operating financial functions. In 1986, Mr. Lavigne was promoted to Vice President and assumed the position of Chief Financial Officer in September of 1988. Mr. Lavigne was named Senior Vice President in 1994 and was promoted to Executive Vice President in 1997. Prior to joining Genentech, Mr. Lavigne held various financial management positions with Pennwalt Corporation, a pharmaceutical and chemical company. Mr. Lavigne serves on the board of BMC Software, Inc. and is chairman of its audit committee.

RUSSELL T. RAY, 61

Elected to the Board in 2003. Mr. Ray is a Partner of HLM Venture Partners, a private equity firm that provides venture capital to health care information technology, health care services and medical technology companies. Prior to joining HLM Venture Partners in 2003, Mr. Ray was Founder, Managing Director and President of Chesapeake Strategic Advisors from April 2002 to August 2003 and was the Global Co-Head of the Credit Suisse First Boston Health Care Investment Banking Group, where he focused on providing strategic and financial advice to life sciences, health care services and medical device companies from 1999 to 2002. Prior to joining Credit Suisse First Boston in 1999, Mr. Ray spent 12 years at Deutsche Bank and its predecessor entities BT Alex. Brown and Alex. Brown & Sons, Inc. as Global Head of Health Care Investment Banking. Mr. Ray is a Director of Phreesia, Inc. and Pondaray Enterprises, Inc., and is a Trustee of The Friends School of Baltimore.

STEPHEN J. RYAN, M.D., 68

Elected to the Board in 2002. Dr. Ryan is the President of the Doheny Eye Institute and the Grace and Emery Beardsley Professor of Ophthalmology at the Keck School of Medicine of the University of Southern California. Dr. Ryan was the Dean of the Keck School of Medicine and Senior Vice President for Medical Care of the University of Southern California from 1991 until June 2004. Dr. Ryan is a member of the Institute of Medicine of the National Academy of Sciences. He is a member and past President of numerous ophthalmological organizations including the Association of University Professors of Ophthalmology and the Macula Society. Dr. Ryan is the founding President of the Alliance for Eye and Vision Research.

LEONARD D. SCHAEFFER, 63

Elected to the Board in 1993. Mr. Schaeffer is Senior Advisor to TPG, a private equity firm. From November 2004 to November 2005, Mr. Schaeffer served as Chairman of the Board of WellPoint, Inc., an insurance organization created by the combination of WellPoint Health Networks, Inc. and Anthem, Inc., which owns Blue Cross of California, Blue Cross Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, Blue Cross Blue Shield of Wisconsin, Anthem Life Insurance Company, Health Link and Unicare. From 1992 until 2004, Mr. Schaeffer served as Chairman of the Board and Chief Executive Officer of WellPoint Health Networks, Inc. Mr. Schaeffer was the Administrator of the U.S. Health Care Financing Administration, now CMS, from 1978 to 1980. Mr. Schaeffer is Chairman of the Board of Surgical Care Affiliates, Inc. and is a member of the Board of Directors of Amgen, Inc., Quintiles Transnational Corp., the Advisory Board of the National Institute for Health Care Management, the Board of Fellows at Harvard Medical School and is a member of the Institute of Medicine. In 2008, Mr. Schaeffer was named a Judge Widney Professor and Chair at the University of Southern California.

Executive Committee

FROM LEFT TO RIGHT
Jeffrey L. Edwards
Douglas S. Ingram, J.D.
Dianne Dyer-Bruggeman
David E.I. Pyott
F. Michael Ball
Raymond H. Diradoorian
Scott M. Whitcup, M.D.



DAVID E.I. PYOTT, 55
Chairman of the Board and Chief Executive Officer
Mr. Pyott also served as President from January 1998 until February 2006. Mr. Pyott joined Allergan in January 1998. Previously, he was head of the Nutrition Division and a member of the Executive Committee of Novartis AG from 1995 through 1997. Mr. Pyott has more than 25 years of international experience in nutrition and health care and has worked in Austria, Germany, the Netherlands, Spain, Switzerland, Malaysia and Singapore. Mr. Pyott holds a diploma in German and European Law from the Europa Institute at the University of Amsterdam, a Master of Arts degree from the University of Edinburgh, and a Master of Business Administration degree from the London Business School. He also has been honored in the Queen's Birthday Honors List in 2006 and holds the title of Commander of the British Empire.

F. MICHAEL BALL, 53
President
Mr. Ball has been President since February 2006. Mr. Ball joined Allergan in 1995, and served as Executive Vice President and President, Pharmaceuticals, since October 2003. Born in Canada, Mr. Ball was educated in the United Kingdom and United States before receiving his Bachelor of Science and Master of Business Administration degrees from Queen's University in Canada. He is the former President of Syntex Inc. Canada and Senior Vice President of Syntex Laboratories USA, where he served on Syntex Corporation's Management Committee. Mr. Ball has more than 27 years of international health care experience in the marketing and sale of pharmaceutical products.

RAYMOND H. DIRADOORIAN, 51
Executive Vice President, Global Technical Operations
Mr. Diradoorian has been Executive Vice President, Global Technical Operations, since February 2006. From April 2005 to February 2006, Mr. Diradoorian served as Senior Vice President, Global Technical Operations. Since February 2001, Mr. Diradoorian served as Vice President, Global Engineering and Technology. Mr. Diradoorian joined Allergan in July 1981. Prior to joining Allergan, Mr. Diradoorian held positions at American Hospital Supply and with the Los Angeles Dodgers baseball team. Mr. Diradoorian received a Bachelor of Science degree in Biological Sciences from the University of California, Irvine and a Master of Science degree in Technology Management from Pepperdine University.

DIANNE DYER-BRUGGEMAN, 59
Executive Vice President, Human Resources
Ms. Dyer-Bruggeman has served as Executive Vice President, Human Resources and as a member of Allergan's Executive Committee since December 2008. Prior to joining Allergan, Ms. Dyer-Bruggeman served as Senior Vice President, Global Human Resources at Broadcom Corporation, where she oversaw Broadcom's global human resources department. Ms. Dyer-Bruggeman joined Broadcom in April 2004. From June 1995 to April 2004, Ms. Dyer-Bruggeman served as Vice President, Human Resources for Titan Corporation. Ms. Dyer-Bruggeman graduated from Ithaca College in New York with a B.A. in language and education.

JEFFREY L. EDWARDS, 48
Executive Vice President, Finance and Business Development, Chief Financial Officer
Mr. Edwards has been Executive Vice President, Finance and Business Development, Chief Financial Officer, since September 2005. Mr. Edwards joined Allergan in 1993. From March 2003 to September 2005, Mr. Edwards served as Corporate Vice President, Corporate Development and previously served as Senior Vice President, Treasury, Tax and Investor Relations. Prior to joining Allergan, Mr. Edwards was with Banque Paribas and Security Pacific National Bank, where he held various senior-level positions in the credit and business development functions. Mr. Edwards completed the Advanced Management Program at the Harvard Business School and received a Bachelor of Arts degree in Sociology from Muhlenberg College.

DOUGLAS S. INGRAM, J.D., 46
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, and Chief Ethics Officer
Mr. Ingram has been Executive Vice President, Chief Administrative Officer, General Counsel and Secretary since October 2006. From October 2003 to October 2006, Mr. Ingram served as Executive Vice President, General Counsel and Secretary. Mr. Ingram joined Allergan from Gibson, Dunn & Crutcher LLP in 1996. Mr. Ingram has more than 20 years of experience in the management of domestic and international legal affairs. Mr. Ingram manages Allergan's Global Legal Affairs, Global Regulatory Affairs Compliance and Internal Audit, Corporate Communications, Global Trade Compliance and Information Technology organizations. Mr. Ingram is the Secretary to Allergan's Board of Directors. Mr. Ingram received his Juris Doctorate from the University of Arizona in 1988, graduating summa cum laude and Order of the Coif.

SCOTT M. WHITCUP, M.D., 49
Executive Vice President, Research And Development
Dr. Whitcup has been Executive Vice President, Research and Development, since July 2004. Dr. Whitcup joined Allergan in 2000. Prior to joining Allergan, Dr. Whitcup served as the Clinical Director of the National Eye Institute at the National Institutes of Health. As Clinical Director, Dr. Whitcup's leadership was vital in building the clinical research program and developing new therapies for ophthalmic diseases. Dr. Whitcup graduated from Cornell University and Cornell University Medical College. He completed residency training in internal medicine at the University of California, Los Angeles and in ophthalmology at Harvard University, as well as fellowship training in immunology at the National Institutes of Health. Dr. Whitcup is a faculty member at the Jules Stein Eye Institute/David Geffen School of Medicine at the University of California, Los Angeles.

OTHER EXECUTIVE OFFICER

JAMES F. BARLOW (NOT PICTURED)
Senior Vice President, Corporate Controller (Principal Accounting Officer)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-10269

Allergan, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**95-1622442** (I.R.S. Employer Identification No.)
2525 Dupont Drive **Irvine, California** (Address of Principal Executive Offices)	**92612** (Zip Code)

(714) 246-4500
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $0.01 Par Value	New York Stock Exchange
Preferred Share Purchase Rights	

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2008, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $15,974 million based on the closing sale price as reported on the New York Stock Exchange.

Common stock outstanding as of February 24, 2009 — 307,511,888 shares (including 3,035,522 shares held in treasury).

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this report incorporates certain information by reference from the registrant's proxy statement for the annual meeting of stockholders to be held on April 30, 2009, which proxy statement will be filed no later than 120 days after the close of the registrant's fiscal year ended December 31, 2008.

TABLE OF CONTENTS

Statements made by us in this report and in other reports and statements released by us that are not historical facts constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21 of the Securities Exchange Act of 1934. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management based on our current estimates, expectations, forecasts and projections and include comments that express our current opinions about trends and factors that may impact future operating results. Disclosures that use words such as we "believe," "anticipate," "estimate," "intend," "could," "plan," "expect," "project" or the negative of these, as well as similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and rely on a number of assumptions concerning future events, many of which are outside of our control, and involve known and unknown risks and uncertainties that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this report and specifically under the caption "Risk Factors" in Item 1A of Part I of this report below. Any such forward-looking statements, whether made in this report or elsewhere, should be considered in the context of the various disclosures made by us about our businesses including, without limitation, the risk factors discussed below. Except as required under the federal securities laws and the rules and regulations of the U.S. Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

PART I

Item 1. *Business*

General Overview of our Business

We are a multi-specialty health care company focused on developing and commercializing innovative pharmaceuticals, biologics and medical devices that enable people to see more clearly, move more freely and express themselves more fully. Our diversified approach enables us to follow our research and development into new specialty areas where unmet needs are significant.

We discover, develop and commercialize specialty pharmaceutical, medical device and over-the-counter products for the ophthalmic, neurological, medical aesthetics, medical dermatology, breast aesthetics, obesity intervention, urological and other specialty markets in more than 100 countries around the world. We are a pioneer in specialty pharmaceutical research, targeting products and technologies related to specific disease areas such as chronic dry eye, glaucoma, retinal disease, psoriasis, acne, movement disorders, neuropathic pain and genitourinary diseases. Our diversified business model includes products for which consumers may be eligible for reimbursement and cash pay products that consumers pay for directly. Based on internal information and assumptions, we estimate that in fiscal year 2008, approximately 70% of our net product sales were derived from reimbursable products and 30% of our net product sales were derived from cash pay products.

In March 2006, we completed the acquisition of Inamed Corporation, or Inamed, a global healthcare manufacturer and marketer of breast implants, a range of dermal filler products to correct facial wrinkles, and bariatric medical devices for approximately $3.3 billion, consisting of approximately $1.4 billion in cash and 34,883,386 shares of our common stock.

In January 2007, we acquired all of the outstanding capital stock of Groupe Cornéal Laboratoires, or Cornéal, a healthcare company that develops, manufactures and markets dermal fillers, viscoelastics and a range of ophthalmic surgical device products, for an aggregate purchase price of approximately $209.2 million, net of cash acquired. The acquisition of Cornéal expanded our marketing rights to *Juvéderm*® and a range of hyaluronic acid dermal fillers from the United States, Canada and Australia to all countries worldwide and provided us with control over the manufacturing process and future research and development of *Juvéderm*® and other dermal fillers.

In October 2007, we acquired all of the outstanding capital stock of Esprit Pharma Holding Company, Inc., or Esprit, for an aggregate purchase price of approximately $370.8 million, net of cash acquired. In addition to marketing *Sanctura®* (trospium chloride), a twice-a-day anticholinergic approved for the treatment of overactive bladder, or OAB, the U.S. Food and Drug Administration, or FDA, approved *Sanctura XR®* (trospium chloride extended release capsules) for the once-daily treatment of OAB in August 2007. By acquiring Esprit, we obtained an exclusive license to market *Sanctura®* and *Sanctura XR®* in the United States and its territories from Indevus Pharmaceuticals, Inc., or Indevus. We pay royalties to Indevus based upon our sales of *Sanctura®* and *Sanctura XR®* and assumed obligations of Esprit to pay certain other third-party royalties, also based upon sales of *Sanctura®* and *Sanctura XR®*. We also entered into a co-promotion agreement with Indevus, which we amended in January 2009, pursuant to which Indevus co-promotes *Sanctura®* and *Sanctura XR®* with us in the United States through the third quarter of 2009. We launched *Sanctura XR®* in the United States in January 2008. In May 2008, we entered into a license agreement with Indevus and Madaus GmbH, which grants us the right to seek approval for and to commercialize *Sanctura XR®* in Canada.

In July 2008, we acquired *Aczone®* (dapsone) gel 5% from QLT USA, Inc., or QLT, a wholly-owned subsidiary of QLT Inc. We paid approximately $150 million for all of QLT's assets worldwide relating to *Aczone®*. *Aczone®*, approved for sale in both the United States and Canada, is indicated for the treatment of acne vulgaris in patients 12 and older. *Aczone®* contains the first new FDA-approved chemical entity (dapsone) for acne treatment since *Tazorac®* (tazarotene) gel was approved in 1997. We launched *Aczone®* in the United States in November 2008 and plan to launch *Aczone®* in Canada in mid-2009.

In October 2008, we entered into a strategic collaboration arrangement with Spectrum Pharmaceuticals, Inc., or Spectrum, to develop and commercialize apaziquone, an antineoplastic agent currently being investigated for the treatment of non-muscle invasive bladder cancer by intravesical instillation. Under the collaboration, Spectrum will conduct two Phase III clinical trials to explore apaziquone's safety and efficacy as a potential treatment for non-muscle invasive bladder cancer following surgery. Spectrum expects to complete enrollment in the trials by the end of 2009. We made an initial payment of $41.5 million to Spectrum and will make additional payments of up to $304 million based on the achievement of certain development, regulatory and commercialization milestones. Spectrum retained exclusive rights to apaziquone in Asia, including Japan and China. We received exclusive rights to apaziquone for the treatment of bladder cancer in the rest of the world, including the United States, Canada and Europe. In the United States, we will co-promote apaziquone with Spectrum and share equally in the profits and expenses. We will also pay Spectrum royalties on all of our apaziquone sales outside of the United States. Spectrum will continue to conduct the apaziquone clinical trials pursuant to a joint development plan, and we will bear the majority of these expenses.

In February 2009, in order to concentrate our resources during the current recessionary period on customer-facing activities and on building the strength of our research and development pipeline while continuing to deliver on our earnings goals, we conducted a worldwide review of our operations to improve efficiency and began implementing a restructuring plan. Pursuant to the restructuring plan, we have focused our spending on programs and businesses that produce the highest returns. The restructuring plan involved a workforce reduction of approximately 460 employees, or approximately five percent of our global headcount, primarily in the United States and Europe. The majority of the employees affected by the restructuring plan were in two areas: (1) U.S. urology sales and marketing personnel as a result of our decision to focus on the urology specialty and to seek a partner to promote *Sanctura XR®* to general practitioners, and (2) marketing personnel in the United States and Europe as we adjust our back-office structures to a reduced short-term outlook for some of our businesses. We have made modest reductions in other functions as well as re-engineered our processes in order to increase productivity. Furthermore, in connection with the restructuring plan, we accelerated the vesting and removed certain stock option expiration features for all employees holding the 2008 full-round employee stock options granted in February 2008 and modified certain stock option expiration features for other stock options held by employees impacted by the restructuring plan. We anticipate substantially completing the restructuring plan by the end of the second quarter of 2009.

We were founded in 1950 and incorporated in Delaware in 1977. Our principal executive offices are located at 2525 Dupont Drive, Irvine, California, 92612, and our telephone number at that location is (714) 246-4500. Our Internet website address is *www.allergan.com*[1]. We make our periodic and current reports, together with amendments to these reports, available on our Internet website, free of charge, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. Members of the public may read and copy any materials we file with, or furnish to, the Securities and Exchange Commission, or SEC, at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. To obtain information on the operation of the Public Reference Room, please call the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site at *www.sec.gov* that contains the reports, proxy and information statements, and other information that we file electronically with the SEC.

Operating Segments

Through the first fiscal quarter of 2006, we operated our business on the basis of a single reportable segment — specialty pharmaceuticals. Due to the Inamed acquisition, beginning in the second fiscal quarter of 2006, we operated our business on the basis of two reportable segments — specialty pharmaceuticals and medical devices. The specialty pharmaceuticals segment produces a broad range of pharmaceutical products, including: ophthalmic products for chronic dry eye, glaucoma therapy, ocular inflammation, infection and allergy; *Botox*® for certain therapeutic and aesthetic indications; skin care products for acne, psoriasis, other prescription and over-the-counter skin care products and, beginning in the first quarter of 2009, eyelash growth products; and, beginning in the fourth quarter of 2007, urologics products. The medical devices segment produces a broad range of medical devices, including: breast implants for augmentation, revision and reconstructive surgery; obesity intervention products, including the *Lap-Band*® System and the *Orbera*™ Intragastric Balloon System (formerly known as the *BIB*® System) and facial aesthetics products. The following table sets forth, for the periods indicated, product net sales for each of our product lines within our specialty pharmaceuticals segment and medical devices segment, domestic and international sales as a percentage of total product net sales within our specialty pharmaceuticals segment and medical devices segment, and segment operating income for our specialty pharmaceuticals segment and medical devices segment:

1 This website address is not intended to function as a hyperlink and the information at this website address is not incorporated by reference into this Annual Report on Form 10-K.

	Year Ended December 31,		
	2008	2007	2006
		(in millions)	
Specialty Pharmaceuticals Segment Product Net Sales by Product Line			
Eye Care Pharmaceuticals	$2,009.1	$1,776.5	$1,530.6
Botox®/Neuromodulator	1,310.9	1,211.8	982.2
Skin Care Products	113.7	110.7	125.7
Urologics	68.6	6.0	—
Total Specialty Pharmaceuticals Segment Product Net Sales	$3,502.3	$3,105.0	$2,638.5
Specialty Pharmaceuticals Segment Product Net Sales			
Domestic	65.2%	65.8%	67.9%
International	34.8%	34.2%	32.1%
Medical Devices Segment Product Net Sales by Product Line			
Breast Aesthetics	$ 310.0	$ 298.4	$ 177.2
Obesity Intervention	296.0	270.1	142.3
Facial Aesthetics	231.4	202.8	52.1
Core Medical Devices	837.4	771.3	371.6
Other(1)	—	2.7	—
Total Medical Devices Segment Product Net Sales	$ 837.4	$ 774.0	$ 371.6
Medical Devices Segment Product Net Sales			
Domestic	62.0%	65.1%	64.2%
International	38.0%	34.9%	35.8%
Specialty Pharmaceuticals Segment Operating Income(2)	$1,220.1	$1,047.9	$ 888.8
Medical Devices Segment Operating Income(2)	222.0	207.1	119.9
Consolidated Long-Lived Assets			
Domestic	$3,779.7	$3,702.0	$3,279.0
International	553.8	557.5	244.0

(1) Other medical device product sales primarily consist of sales of ophthalmic surgical devices pursuant to a manufacturing and supply agreement entered into as part of the July 2007 sale of the former Corneal ophthalmic surgical device business, which was substantially concluded in December 2007.

(2) Management evaluates business segment performance on an operating income basis exclusive of general and administrative expenses and other indirect costs, restructuring charges, in-process research and development expenses, amortization of identifiable intangible assets related to business combinations and asset acquisitions and certain other adjustments, which are not allocated to our business segments for performance assessment by our chief operating decision maker. Other adjustments excluded from our business segments for purposes of performance assessment represent income or expenses that do not reflect, according to established company-defined criteria, operating income or expenses associated with our core business activities.

We do not discretely allocate assets to our operating segments, nor does our chief operating decision maker evaluate operating segments using discrete asset information.

See Note 18, "Business Segment Information," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for further information concerning our foreign and domestic operations.

Specialty Pharmaceuticals Segment

Eye Care Pharmaceuticals Product Line

We develop, manufacture and market a broad range of prescription and non-prescription products designed to treat diseases and disorders of the eye, including chronic dry eye, glaucoma, inflammation, infection and allergy.

Chronic Dry Eye. Restasis® (cyclosporine ophthalmic emulsion) 0.05%, or *Restasis*®, is the first and currently the only prescription therapy for the treatment of chronic dry eye worldwide. *Restasis*® is our best selling eye care product. Chronic dry eye is a painful and irritating condition involving abnormalities and deficiencies in the tear film initiated by a variety of causes. The incidence of chronic dry eye increases markedly with age, after menopause in women and in people with systemic diseases such as Sjögren's syndrome and rheumatoid arthritis. Until the approval of *Restasis*®, physicians used lubricating tears as a temporary measure to provide palliative relief of the debilitating symptoms of chronic dry eye. We launched *Restasis*® in the United States in April 2003 under a license from Novartis AG, or Novartis, for the ophthalmic use of cyclosporine. *Restasis*® is currently approved in 28 countries. In April 2005, we entered into a royalty buy-out agreement with Novartis related to *Restasis*® and agreed to pay $110 million to Novartis in exchange for Novartis' worldwide rights and obligations, excluding Japan, for technology, patents and products relating to the topical ophthalmic use of cyclosporine A, the active ingredient in *Restasis*®. Under the royalty buy-out agreement, we no longer make royalty payments to Novartis in connection with our sales of *Restasis*®. In June 2001, we entered into a licensing, development and marketing agreement with Inspire Pharmaceuticals, Inc., or Inspire, under which we obtained an exclusive license to develop and commercialize Inspire's product candidate, *Prolacria*™ (diquafosol tetrasodium) 2%, or *Prolacria*™, a treatment to relieve the signs of chronic dry eye by rehydrating conjunctival mucosa and increasing non-lacrimal tear component production, in exchange for our agreement to make royalty payments to Inspire on sales of both *Restasis*® and, ultimately *Prolacria*™, and for Inspire to promote *Restasis*® in the United States. In December 2003, the FDA issued an approvable letter for *Prolacria*™ and also requested additional clinical data. In February 2005, Inspire announced that *Prolacria*™ failed to demonstrate statistically significant improvement as compared to a placebo for the primary endpoint of the incidence of corneal clearing. Inspire also announced that *Prolacria*™ achieved improvement compared to a placebo for a number of secondary endpoints. Inspire filed a New Drug Application, or NDA, amendment with the FDA in the second quarter of 2005. In December 2005, Inspire announced that it had received a second approvable letter from the FDA in connection with *Prolacria*™. In January 2009, Inspire announced that it had reached agreement with the FDA on the design for a pivotal Phase III clinical trial for *Prolacria*™. In December 2008, under an amendment to the licensing, development and marketing agreement, Inspire ceased co-promoting *Restasis*® in the United States.

Artificial Tears. Our artificial tears products, including the *Refresh*® and *Optive*™ brands, treat dry eye symptoms including irritation and dryness due to pollution, computer use, aging and other causes. *Refresh*®, launched in 1986, is the best selling over-the-counter artificial tears brand in the United States and includes a wide range of preserved and non-preserved drops as well as ointments to treat dry eye symptoms. The *Optive*™ brand, including *Optive*™ Lubricant Eye Drops and *Optive*™ Sensitive Preservative-Free Lubricant Eye Drops, provides a dual-action formula to lubricate the surface of the eye and hydrate the eye at a cellular level to relieve dry eye symptoms. We launched *Optive*™ Lubricant Eye Drops in the United States in September 2006 and in certain countries in Europe in September 2007. We launched *Optive*™ Sensitive Preservative-Free Lubricant Eye Drops in the United States in August 2008 and in certain countries in Europe in January 2009. According to IMS Health Incorporated, an independent marketing research firm, our artificial tears products, including the *Refresh*® and *Optive*™ brands, were again the number one selling artificial tears products worldwide for the first nine months of 2008.

Glaucoma. The largest segment of the market for ophthalmic prescription drugs is for the treatment of glaucoma, a sight-threatening disease typically characterized by elevated intraocular pressure leading to optic nerve damage. Glaucoma is currently the world's second leading cause of blindness, and we estimate that over 60 million people worldwide have glaucoma. According to IMS Health Incorporated, our products for the treatment of glaucoma, including *Lumigan®* (bimatoprost ophthalmic solution) 0.03%, or *Lumigan®*, *Alphagan®* (brimonidine tartrate ophthalmic solution) 0.2%, or *Alphagan®*, *Alphagan® P* (brimonidine tartrate ophthalmic solution) 0.15%, or *Alphagan® P* 0.15%, *Alphagan® P* (brimonidine tartrate ophthalmic solution) 0.1%, or *Alphagan® P* 0.1%, *Combigan®* (brimonidine tartrate/timolol maleate ophthalmic solution) 0.2%/0.5%, or *Combigan®* and *Ganfort™* (bimatoprost/timolol maleate ophthalmic solution) captured approximately 18% of the worldwide glaucoma market for the first nine months of 2008.

Lumigan® is a topical treatment indicated for the reduction of elevated intraocular pressure in patients with glaucoma or ocular hypertension. We currently sell *Lumigan®* in over 75 countries worldwide and it is our second best selling eye care product. According to IMS Health Incorporated, *Lumigan®* was the fourth best selling glaucoma product in the world for the first nine months of 2008. In March 2002, the European Commission approved *Lumigan®* through its centralized procedure. In January 2004, the European Union's Committee for Proprietary Medicinal Products approved *Lumigan®* as a first-line therapy for the reduction of elevated intraocular pressure in chronic open-angle glaucoma and ocular hypertension. In June 2006, the FDA approved *Lumigan®* as a first-line therapy. In May 2004, we entered into an exclusive licensing agreement with Senju Pharmaceutical Co., Ltd., or Senju, under which Senju became responsible for the development and commercialization of *Lumigan®* in Japan. Senju incurs associated costs, makes clinical development and commercialization milestone payments and makes royalty-based payments on product sales. We agreed to work collaboratively with Senju on overall product strategy and management. In June 2007, Senju filed a new drug application in Japan for *Lumigan®*.

In November 2003, we filed an NDA with the FDA for *Ganfort™*, a *Lumigan®* and timolol combination designed to treat glaucoma or ocular hypertension. In August 2004, we announced that the FDA issued an approvable letter for *Ganfort™*, setting out the conditions, including additional clinical investigation, which we must meet in order to obtain final FDA approval. In May 2006, we received a license from the European Commission to market *Ganfort™* in the European Union. Combined sales of *Lumigan®* and *Ganfort™* represented approximately 10% of our total consolidated product net sales in 2008 and 2007 and 11% of our total consolidated product net sales in 2006. The decline in the percentage of our total net sales represented by sales of *Lumigan®* primarily resulted from the significant increase in our total consolidated product net sales as a result of the Inamed acquisition.

Our third best selling eye care pharmaceutical products are the ophthalmic solutions *Alphagan®*, *Alphagan® P* 0.15% and *Alphagan® P* 0.1%. *Alphagan®*, *Alphagan® P* 0.15% and *Alphagan® P* 0.1% lower intraocular pressure by reducing aqueous humor production and increasing uveoscleral outflow. *Alphagan® P* 0.15% and *Alphagan® P* 0.1% are improved reformulations of *Alphagan®* containing brimonidine, the active ingredient in *Alphagan®*, preserved with *Purite®*. We currently market *Alphagan®*, *Alphagan® P* 0.15% and *Alphagan® P* 0.1% in over 70 countries worldwide.

Alphagan®, *Alphagan® P* 0.15% and *Alphagan® P* 0.1% combined were the fifth best selling glaucoma products in the world for the first nine months of 2008, according to IMS Health Incorporated. Combined sales of *Alphagan®*, *Alphagan® P* 0.15% and *Alphagan® P* 0.1% and *Combigan®* represented approximately 9% of our total consolidated product net sales in 2008 and 2007 and 10% of our total consolidated product net sales in 2006. The decline in the percentage of our total net sales represented by sales of *Alphagan®*, *Alphagan® P* 0.15%, *Alphagan® P* 0.1% and *Combigan®* primarily resulted from the significant increase in our total consolidated product net sales as a result of the Inamed acquisition. In July 2002, based on the acceptance of *Alphagan®* *P* 0.15%, we discontinued the U.S. distribution of *Alphagan®*. In May 2004, we entered into an exclusive licensing agreement with Kyorin Pharmaceutical Co., Ltd., or Kyorin, under which Kyorin became responsible for the development and commercialization of *Alphagan®* and *Alphagan®* *P* 0.15% in Japan's ophthalmic specialty area. Kyorin subsequently sublicensed its rights under the agreement to Senju. Under the licensing agreement, Senju incurs associated costs, makes clinical development and commercialization milestone payments, and makes royalty-based payments on product sales. We agreed to work collaboratively with Senju on overall product strategy and management. *Alphagan®* *P* 0.1% was launched in the U.S. market in the first quarter of 2006. The marketing exclusivity period for *Alphagan®* *P* 0.15% expired in the United States in September 2004 and the marketing exclusivity period for *Alphagan®* *P* 0.1% expired in August 2008, although we have a number of patents covering the *Alphagan®* *P* 0.15% and *Alphagan®* *P* 0.1% technology that extend to 2021 in the United States and 2009 in Europe, with corresponding patents pending in Europe. In May 2003, the FDA approved the first generic of *Alphagan®*. Additionally, a generic form of *Alphagan®* is sold in a limited number of other countries, including Canada, Mexico, India, Brazil, Colombia and Argentina. See Item 3 of Part I of this report, "Legal Proceedings" and Note 14, "Legal Proceedings," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for further information regarding litigation involving *Alphagan®*. Falcon Pharmaceuticals, Ltd., an affiliate of Alcon Laboratories, Inc., or Alcon, attempted to obtain FDA approval for and to launch a brimonidine product to compete with our *Alphagan®* *P* 0.15% product. However, pursuant to a March 2006 settlement with Alcon, Alcon agreed not to sell, offer for sale or distribute its brimonidine product until September 30, 2009, or earlier if specified market conditions occur. The primary market condition will have occurred if prescriptions of *Alphagan®* *P* 0.15% have reached a specified threshold as compared to other brimonidine-containing products.

In addition to our *Alphagan®* and *Lumigan®* products, we developed the ophthalmic solution *Combigan®*, a brimonidine and timolol combination designed to treat glaucoma and ocular hypertension in people who are not responsive to treatment with only one medication and are considered appropriate candidates for combination therapy. In November 2005, we received positive opinions for *Combigan®* from 20 concerned member states included in the *Combigan®* Mutual Recognition Procedure for the European Union, and we launched *Combigan®* in the European Union during 2006. In October 2007, the FDA approved *Combigan®* and we launched *Combigan®* in the United States in November 2007. *Combigan®* is now sold in over 45 countries worldwide.

Inflammation. Our leading ophthalmic anti-inflammatory product is *Acular®* (ketorolac ophthalmic solution) 0.5%, or *Acular®*. *Acular®* is a registered trademark of and is licensed from its developer, Syntex (U.S.A.) Inc., a business unit of Hoffmann-LaRoche Inc., the U.S. prescription drug unit of Roche Group. *Acular®* is indicated for the temporary relief of itch associated with seasonal allergic conjunctivitis, the inflammation of the mucus membrane that lines the inner surface of the eyelids, and for the treatment of post-operative inflammation in patients who have undergone cataract extraction. *Acular PF* was the first, and currently remains the only unit-dose, preservative-free topical non-steroidal anti-inflammatory drug, or NSAID, in the United States. *Acular PF* is indicated for the reduction of ocular pain and photophobia following incisional refractive surgery. *Acular LS®* (ketorolac ophthalmic solution) 0.4% is a version of *Acular®* that has been reformulated for the reduction of ocular pain, burning and stinging following corneal refractive surgery. In addition, we have completed our Phase III clinical trials for an enhanced formula of ketorolac for an anti-inflammation indication and have filed the NDA with the FDA. The *Acular®* franchise was the best selling ophthalmic NSAID in the world during the first nine months of 2008, according to IMS Health Incorporated.

Our ophthalmic anti-inflammatory product *Pred Forte®* remains a leading topical steroid worldwide based on 2008 sales. *Pred Forte®* has no patent protection or marketing exclusivity and faces generic competition.

Infection. Our leading anti-infective is *Zymar®* (gatifloxacin ophthalmic solution) 0.3%, or *Zymar®*, which we license from Kyorin and have worldwide ophthalmic commercial rights excluding Japan, Korea, Taiwan and certain other countries in Asia. We launched *Zymar®* in the United States in April 2003. *Zymar®* is a fourth-generation fluoroquinolone for the treatment of bacterial conjunctivitis and is currently approved in 33 countries.

Laboratory studies have shown that *Zymar*® kills the most common bacteria that cause eye infections as well as specific resistant bacteria. We are also currently in Phase III development of an enhanced formula of *Zymar*® for bacterial conjunctivitis. According to Verispan, an independent research firm, *Zymar*® was the number two ophthalmic anti-infective prescribed by ophthalmologists in the United States in 2008. *Zymar*® was the third best selling ophthalmic anti-infective product in the world for the first nine months of 2008, according to IMS Health Incorporated. Our *Ocuflox®/Oflox®/Exocin*® ophthalmic solution is a leading product in the ophthalmic anti-infective market. *Ocuflox*® has no patent protection or marketing exclusivity and faces generic competition.

Allergy. The allergy market is, by its nature, a seasonal market, peaking during the spring months. We market *Alocril*® ophthalmic solution for the treatment of itch associated with allergic conjunctivitis. We license *Alocril*® from Fisons Ltd., a business unit of Sanofi-Aventis, and hold worldwide ophthalmic commercial rights excluding Japan. *Alocril*® is approved in the United States, Canada and Mexico. We license *Elestat*® from Boehringer Ingelheim AG, and hold worldwide ophthalmic commercial rights excluding Japan. *Elestat*® is used for the prevention of itching associated with allergic conjunctivitis. We co-promote *Elestat*® in the United States under an agreement with Inspire within the ophthalmic specialty area and to allergists. Under the terms of our agreement with Inspire, Inspire provided us with an up-front payment and we make payments to Inspire based on *Elestat*® net sales. In addition, the agreement reduced our existing royalty payment to Inspire for *Restasis*®. Inspire has primary responsibility for selling and marketing activities in the United States related to *Elestat*®. We have retained all international marketing and selling rights. We launched *Elestat*® in Europe under the brand names *Relestat*® and *Purivist*® during 2004, and Inspire launched *Elestat*® in the United States during 2004. *Elestat*® (together with sales under its brand names *Relestat*® and *Purivist*®) is currently approved in 43 countries and was the fifth best selling ophthalmic allergy product in the world (and fourth in the United States) for the first nine months of 2008, according to IMS Health Incorporated.

Neuromodulator

Our neuromodulator product, *Botox*® (botulinum toxin type A), has a long-established safety profile and has been approved by the FDA for more than 19 years to treat a variety of medical conditions, as well as for aesthetic use since 2002. With more than 3,000 publications on *Botox*® in scientific and medical journals, results of dozens of clinical trials involving more than 13,000 patients and having been used in clinical practice to treat more than a million patients worldwide, *Botox*® is a widely researched medicine with more than 100 potential therapeutic and aesthetic uses reported in the medical literature. *Botox*® is now accepted in many global regions as the standard therapy for indications ranging from therapeutic neuromuscular disorders to facial aesthetics. The versatility of *Botox*® is based on its localized treatment effect. Marketed as *Botox*®, *Botox*® Cosmetic, *Vistabel*® or *Vistabex*®, depending on the indication and country of approval, the product is currently approved in more than 75 countries for up to 21 unique indications. Sales of *Botox*® represented approximately 30%, 31% and 33% of our total consolidated product net sales in 2008, 2007 and 2006 respectively. The decline in the percentage of our total net sales represented by sales of *Botox*® primarily resulted from the significant increase in our total consolidated product net sales as a result of the Inamed acquisition. *Botox*® is used therapeutically for the treatment of certain neuromuscular disorders which are characterized by involuntary muscle contractions or spasms. The approved therapeutic indications for *Botox*® in the United States are as follows:

- blepharospasm, the uncontrollable contraction of the eyelid muscles which can force the eye closed and result in functional blindness;
- strabismus, or misalignment of the eyes, in people 12 years of age and over;
- cervical dystonia, or sustained contractions or spasms of muscles in the shoulders or neck in adults, along with associated neck pain; and
- severe primary axillary hyperhidrosis (underarm sweating) that is inadequately managed with topical agents.

In many countries outside of the United States, *Botox*® is also approved for treating hemifacial spasm, pediatric cerebral palsy and post-stroke focal spasticity. We are currently pursuing approvals for *Botox*® in the United States and Europe for new indications, including chronic migraine, post-stroke focal spasticity, overactive bladder and benign prostate hyperplasia. In April 2005, we announced plans to conduct two Phase III clinical trials to investigate the safety and efficacy of *Botox*® as a prophylactic therapy in patients with chronic migraine. On September 11, 2008, we announced completion of a top-line analysis of our Phase III clinical trials, which found that *Botox*® treatment decreased the number of headache days patients with chronic migraines suffered compared to patients receiving placebo injections. In addition, *Botox*® treatments were well tolerated in the trials in patients suffering from chronic migraines and patients receiving *Botox*® scored statistically significantly higher improvement in quality of life compared to patients receiving placebo injections. Based on this data, we plan to file a supplemental Biologics License Application, or sBLA, with the FDA for the use of *Botox*® to treat chronic migraine by mid-2009. In August 2008, we filed a sBLA with the FDA to treat post-stroke focal spasticity. In May 2005, we reached agreement with the FDA to enter Phase III clinical trials for the use of *Botox*® to treat neurogenic overactive bladder and Phase II clinical trials for the use of *Botox*® to treat idiopathic overactive bladder. In December 2005, we initiated Phase II clinical trials for the use of *Botox*® to treat benign prostate hyperplasia.

Botox® Cosmetic. The FDA has approved *Botox*® for the temporary improvement in the appearance of moderate to severe glabellar lines in adult men and women age 65 or younger. Referred to as *Botox*®, *Botox*® Cosmetic, *Vistabel*® or *Vistabex*®, depending on the country of approval, this product is designed to relax wrinkle-causing muscles to smooth the deep, persistent, glabellar lines between the brow that often develop during the aging process. Currently, approximately 60 countries have approved facial aesthetic indications for *Botox*®, *Botox*® Cosmetic, *Vistabel*® or *Vistabex*®. Health Canada, the Canadian national regulatory body, approved *Botox*® Cosmetic for the treatment of upper facial lines in November 2005, and this indication has also been approved in Australia and New Zealand. In 2002, we launched comprehensive direct-to-consumer marketing campaigns, including television commercials, radio commercials, print advertising and interactive media aimed at dermatologists, plastic and reconstructive surgeons and other aesthetic specialty physicians, as well as consumers, in Canada and the United States and these campaigns continue. We also continue to sponsor aesthetic specialty physician training in approved countries to further expand the base of qualified physicians using *Botox*®, *Botox*® Cosmetic, *Vistabel*® or *Vistabex*®. With the integration of the former Inamed medical products into our *Total Facial Rejuvenation*™ portfolio, we now have a worldwide leadership position in the facial aesthetics market.

In October 2005, we entered into a long-term arrangement with GlaxoSmithKline, or GSK, under which GSK agreed to develop and promote *Botox*® in Japan and China and we agreed to co-promote GSK's products *Imitrex STATdose System*® (sumatriptan succinate) and *Amerge*® (naratriptan hydrochloride) in the United States. Under the terms of the arrangement, we licensed to GSK all clinical development and commercial rights to *Botox*® in Japan and China, markets in which GSK has extensive commercial, regulatory and research and development resources, as well as expertise in neurology. We received an up-front payment, and we receive royalties on GSK's *Botox*® sales in Japan and China. We also manufacture *Botox*® for GSK as part of a long-term supply agreement and collaboratively support GSK in its new clinical developments for *Botox*® and its strategic marketing in those markets, for which we receive payments. GSK received approval of *Botox*® for the treatment of glabellar lines in Japan and plans to launch *Botox*® in Japan during the first quarter of 2009. In addition, we obtained the right to co-promote GSK's products *Imitrex STATdose System*® and *Amerge*® in the United States to neurologists for a 5-year period, for which we receive fixed and performance payments from GSK. *Imitrex STATdose System*® is approved for the treatment of acute migraine in adults and for the acute treatment of cluster headache episodes. *Amerge*® is approved for the acute treatment of migraine attacks with and without an aura in adults.

Skin Care Product Lines

Our skin care product lines focus on the acne, psoriasis, physician-dispensed skin care and eyelash growth markets, particularly in the United States and Canada.

Acne/Psoriasis

Aczone®. Our product *Aczone®* (dapsone) gel 5%, approved for sale in both the United States and Canada, is indicated for the treatment of acne vulgaris in patients 12 and older. *Aczone®* contains the first new FDA-approved chemical entity (dapsone) for acne treatment since *Tazorac®* (tazarotene) gel was approved in 1997. We launched *Aczone®* in the United States in November 2008 and plan to launch *Aczone®* in Canada in mid-2009.

Azelex®. *Azelex®* cream is approved by the FDA for the topical treatment of mild to moderate inflammatory acne and is licensed from Intendis GmbH, or Intendis, a division of Bayer Schering Pharma AG. We market *Azelex®* cream primarily in the United States.

Finacea®. We co-promoted *Finacea®* (azelaic acid) gel 15%, or *Finacea®*, a topical rosacea treatment, with Intendis through a collaboration with Intendis that ended by its terms in February 2008. Following the termination of the collaboration, we no longer promote *Finacea®* but continue to receive certain payments for up to three years.

Tazarotene Products. We market *Tazorac®* (tazarotene) gel in the United States for the treatment of acne and plaque psoriasis, a chronic skin disease characterized by dry red patches. We also market a cream formulation of *Tazorac®* in the United States for the topical treatment of acne and for the treatment of psoriasis. We have also engaged Pierre Fabre Dermatologie as our promotion partner for *Zorac®* (tazarotene) in certain parts of Europe, the Middle East and Africa. We entered into a strategic collaboration agreement with Stiefel Laboratories, Inc. in September 2007 to develop and market new products involving tazarotene for dermatological use worldwide, and to co-promote *Tazorac®* in the United States.

Topical Aesthetic Skin Care

Avage®. Our product *Avage®* (tazarotene) cream is indicated for the treatment of facial fine wrinkling, mottled hypo- and hyperpigmentation (blotchy skin discoloration) and benign facial lentigines (flat patches of skin discoloration) in patients using a comprehensive skin care and sunlight avoidance program. We launched *Avage®* in the United States in January 2003.

Clinique Medical. In October 2008, we launched Clinique Medical, a new line of science-based skin care products that complement in-office aesthetic procedures affecting the skin. The Clinique Medical product line was created though a strategic collaboration with Clinique Laboratories, LLC, or Clinique, a subsidiary of the Estée Lauder Companies Inc., and is sold exclusively in physicians' offices in the United States. As part of our collaboration with Clinique, we expanded our sales force dedicated to physician-dispensed skin care products.

M.D. Forte®. We develop and market glycolic acid-based skin care products. We market our *M.D. Forte®* line of alpha hydroxy acid products to physicians in the United States.

Prevage® and *Prevage®* MD. In January 2005, we launched *Prevage®* cream, containing 1% idebenone, a clinically tested antioxidant designed to reduce the appearance of fine lines and wrinkles, as well as provide protection against environmental factors, including sun damage, air pollution and cigarette smoke. In May 2005, we entered into an exclusive license agreement with Elizabeth Arden, Inc., or Elizabeth Arden, granting Elizabeth Arden the right to globally market a new formulation of *Prevage®* containing 0.5% idebenone, to leading department stores and other prestige cosmetic retailers. In September 2005, we began marketing *Prevage®* MD, containing 1% idebenone, to physicians in the United States.

Vivité®. In April 2007, we launched *Vivité®*, an advanced anti-aging skin care line that uses proprietary *GLX Technology™*, creating a highly specialized blend of glycolic acid and natural antioxidants. We market our *Vivité®* line of skin care products to physicians in the United States.

Eyelash Growth

Latisse™ (bimatoprost ophthalmic solution) 0.03%, or *Latisse™*, is the first, and currently the only, FDA-approved prescription treatment of eyelash hypotrichosis, or inadequate eyelashes. The FDA approved *Latisse™* in December 2008 and we launched *Latisse™* in the United States in January 2009. *Latisse™* is a once-daily prescription treatment applied to the base of the upper eyelashes with a sterile, single-use-per-eye disposable applicator. Patients using *Latisse™* typically experience noticeable eyelash growth in eight to 16 weeks. Continued treatment with *Latisse™* is required to maintain its effect.

Urologics

Sanctura® and *Sanctura XR®*. Following our October 2007 acquisition of Esprit, we began marketing *Sanctura®* (trospium chloride), or *Sanctura®*, a twice-a-day anticholinergic approved for the treatment of overactive bladder, or OAB. In August 2007, the FDA approved *Sanctura XR®* (trospium chloride extended release capsules), or *Sanctura XR®*, a once-daily anticholinergic for the treatment of OAB, and we launched *Sanctura XR®* in January 2008. *Sanctura XR®* is well tolerated by patients and has demonstrated improvements in certain adverse side effects common in existing OAB treatments, including dry mouth. We obtained an exclusive license to market *Sanctura®* and *Sanctura XR®* in the United States and its territories from Indevus Pharmaceuticals, Inc., or Indevus. We pay royalties to Indevus based upon our sales of *Sanctura®* and *Sanctura XR®* and assumed Esprit's obligations to pay certain other third-party royalties, also based upon sales of *Sanctura®* and *Sanctura XR®*. We also entered into a co-promotion agreement with Indevus, which we amended in January 2009, pursuant to which Indevus co-promotes *Sanctura®* and *Sanctura XR®* with us in the United States through the third quarter of 2009. In May 2008, we entered into a license agreement with Indevus and Madaus GmbH, which grants us the right to seek approval for and to commercialize *Sanctura XR®* in Canada. In 2008, we announced plans to seek a partner to promote *Sanctura®* and *Sanctura XR®* to general practitioners in the United States, and in February 2009, we announced a restructuring plan to focus our sales efforts on the urology specialty, which resulted in a significant reduction in our urology sales force.

Medical Devices Segment

Breast Aesthetics

For more than 25 years, our silicone gel and saline breast implants, consisting of a variety of shapes, sizes and textures, have been available to women in more than 60 countries for breast augmentation, revision and reconstructive surgery. Our breast implants consist of a silicone elastomer shell filled with either a saline solution or silicone gel with varying degrees of cohesivity. This shell can consist of either a smooth or textured surface. We market our breast implants under the trade names *Natrelle®*, *Inspira®*, *McGhan®* and *CUI®* and the trademarks *BioCell®*, *MicroCell®*, *BioDimensional™* and *Inamed®*. We currently market over 1,000 breast implant product variations worldwide to meet our customers' preferences and needs.

Saline Breast Implants. We sell saline breast implants in the United States and worldwide for use in breast augmentation, revision and reconstructive surgery. The U.S. market is the primary market for our saline breast implants. Following the approval of silicone gel breast implants by the FDA in November 2006, the U.S. market has been rapidly undergoing a transition from saline breast implants to silicone gel breast implants.

Silicone Gel Breast Implants. We sell silicone gel breast implants in the United States and worldwide for use in breast augmentation, revision and reconstructive surgery. The safety of our silicone gel breast implants is supported by our extensive preclinical device testing, their use in over one million women worldwide and 18 years of U.S. clinical experience involving more than 130,000 women. The FDA approved our silicone gel breast implants in November 2006 based on the FDA's review of our 10-year core clinical study and our preclinical studies, its review of studies by independent scientific bodies and the deliberations of advisory panels of outside experts. Following approval, we are required to comply with a number of conditions, including our distribution of labeling to physicians and the distribution of our patient planner, which includes our informed consent process to help patients fully consider the risks associated with breast implant surgery. In addition and pursuant to the conditions placed on the FDA's approval of our silicone gel breast implants, we continue to monitor patients in the 10-year core clinical study and the 5-year adjunct clinical study and, in February 2007, we initiated the Breast Implant Follow-Up Study, or the BIFS study, a 10-year post-approval clinical study. The 10-year core clinical study, which we began in 1999 and had fully enrolled in 2000 with approximately 940 augmentation, revision or reconstructive surgery patients, was designed to establish the safety and effectiveness of our silicone gel breast implants. We plan to continue to monitor patients in the 10-year core clinical study through the end of the study. In November 2006, we terminated new enrollment into our 5-year adjunct study, which was designed to further support the safety and effectiveness of silicone gel breast implants and which includes over 80,000 revision or reconstructive surgery patients. We plan to continue to monitor patients in the 5-year adjunct study through the end of the study. Finally, pursuant to the conditions placed on the FDA's approval of our silicone gel breast implants, we initiated the BIFS study, a new 10-year post-approval study of approximately 40,000 augmentation, revision or reconstructive surgery patients with silicone gel implants and approximately 20,000 augmentation, revision or reconstructive surgery patients with saline implants acting as a control group. In November 2008, the FDA approved a modification to the BIFS study, which reduced the number of patients with saline breast implants from 20,000 to approximately 15,000. The BIFS study is designed to provide data on a number of endpoints including, for example, long-term local complications, connective tissue disease issues, neurological disease issues, offspring issues, reproductive issues, lactation issues, cancer, suicide, mammography issues and to study magnetic resonance imaging compliance and rupture results.

Tissue Expanders. We sell a line of tissue expanders for breast reconstruction and as an alternative to skin grafting to cover burn scars and correct birth defects.

Facial Aesthetics

We develop, manufacture and market dermal filler products designed to improve facial appearance by smoothing wrinkles and folds. Our primary facial aesthetics products are the *Juvéderm®* dermal filler family of products, *Zyderm®* and *Zyplast®* and *CosmoDerm®* and *CosmoPlast®*.

Juvéderm®. Our *Juvéderm®* dermal filler family of products, including *Juvéderm®*, *Hydrafill™* and *Surgiderm®*, are developed using our proprietary *Hylacross™* technology, a technologically advanced manufacturing process that results in a smooth consistency gel formulation. This technology is based on the delivery of a homogeneous gel-based hyaluronic acid, as opposed to a particle gel-based hyaluronic acid technology, which is used in other hyaluronic acid dermal filler products. In June 2006, the FDA approved *Juvéderm®* Ultra and *Juvéderm®* Ultra Plus, indicated for wrinkle and fold correction, for sale in the United States. In Europe, we market various formulations of *Juvéderm®*, *Hydrafill™* and *Surgiderm®* for wrinkle and fold augmentation. The *Juvéderm®* dermal filler family of products are currently approved or registered in over 34 countries, including all major European markets.

In June 2007, the FDA approved label extensions in the United States for *Juvéderm®* Ultra and *Juvéderm®* Ultra Plus based on new clinical data demonstrating that the effects of both products may last for up to one year, which is a longer period of time than was reported in clinical studies that supported FDA approval of other hyaluronic acid dermal fillers. We began selling *Juvéderm®* Ultra 2, 3 and 4, containing lidocaine, an anesthetic that alleviates pain during injections, in Europe in January 2008, and in Canada we began selling *Juvéderm®* Ultra and Ultra Plus with lidocaine in October 2008. In 2008, we filed a premarket approval supplement with the FDA for *Juvéderm®* Ultra and Ultra Plus with lidocaine.

Zyderm® and *Zyplast®*. *Zyderm®* and *Zyplast®* dermal fillers are injectable formulations of bovine collagen. The *Zyderm®* family of dermal fillers is formulated for people with fine line wrinkles or superficial facial contour defects. *Zyderm®* and *Zyplast®* dermal fillers require a skin test, with a requisite 30-day period to observe the possibility of allergic reaction in the recipient. Both of these products are formulated with lidocaine. *Zyderm®* and *Zyplast®* are approved for marketing in the United States and Europe.

CosmoDerm® and *CosmoPlast®*. *CosmoDerm®* and *CosmoPlast®* dermal fillers are a line of injectable human skin-cell derived collagen products. *CosmoDerm®* and *CosmoPlast®* dermal fillers are formulated for people with fine line wrinkles or superficial facial contour defects. *CosmoDerm®* and *CosmoPlast®* implants do not require a skin test pre-treatment. Both of these products are formulated with lidocaine. *CosmoDerm®* and *CosmoPlast®* are approved for marketing in the United States, Canada and a number of European countries.

On January 30, 2007, our Board of Directors approved a plan to restructure and eventually sell or close the collagen manufacturing facility in Fremont, California that we acquired in the Inamed acquisition based on the anticipated reduction in market demand for human and bovine collagen products as a result of the introduction of our hyaluronic acid dermal filler products. Specifically, the plan involved a workforce reduction of approximately 59 positions, consisting principally of manufacturing positions at the facility, and lease termination and contract settlements. We began to record costs associated with the closure of the collagen manufacturing facility in the first quarter of 2007 and substantially completed all restructuring activities and closed the collagen manufacturing facility in the fourth quarter of 2008. Before closing the collagen manufacturing facility, we manufactured a sufficient quantity of collagen products to meet estimated market demand through 2010.

Obesity Intervention

We develop, manufacture and market several medical devices for the treatment of obesity. Our principal product in this area, the *Lap-Band®* System, is designed to provide minimally invasive long-term treatment of severe obesity and is used as an alternative to more invasive procedures such as gastric bypass surgery or stomach stapling. The *Lap-Band®* System is an adjustable silicone elastomer band that is laparoscopically placed around the upper part of the stomach through a small incision, creating a small pouch at the top of the stomach. The new pouch fills faster, making the patient feel full sooner and, because the adjustable component of the band slows the passage of food, patients retain a feeling of fullness for longer periods of time. In addition to the anatomic effect of the pouch, data also suggests that patients with a properly adjusted band are less hungry due to neurological feedback to the brain.

The *Lap-Band®* System has achieved widespread acceptance in the United States and worldwide. In 2001, the FDA approved the *Lap-Band®* System to treat severe obesity in adults who have failed more conservative weight reduction alternatives. The *Lap-Band® VG*, a version of the *Lap-Band®* System with a larger band circumference, was approved by the FDA in January 2004, and meets the needs of a wider range of patients. In June 2007, we launched the *Lap-Band AP®* System, an evolution of the *Lap-Band®* System. The *Lap-Band AP®* System has proprietary 360-degree *Omniform™* technology, which is designed to evenly distribute pressure throughout the band's adjustment range. The *Lap-Band AP®* also serves patients who are physically larger, have thicker gastric walls or have substantial abdominal fat. Over 450,000 *Lap-Band®* System units have been sold worldwide since 1993. In December 2008, we completed enrollment in our pivotal adolescent study of *Lap-Band®* in patients aged 14 to 17 and plan to submit data to the FDA by the end of 2009. Also in March 2008, we completed enrollment of our lower body mass index, or BMI, pivotal study for *Lap-Band®* patients with a BMI of 30 to 40 and plan to review results and submit data to the FDA in 2010.

In November 2007, we entered into a co-promotion agreement with a subsidiary of Covidien Ltd., or Covidien, a leading global provider of healthcare products, under which Covidien co-promotes the *Lap-Band®* System to bariatric and other surgeons in the United States. Under the multi-year agreement, which became effective in November 2007, Covidien utilizes its surgical devices sales force and other specialized staff, as an adjunct to our bariatric sales force and other specialized staff, to promote, educate and train surgeons on the *Lap-Band®* System.

In February 2007, we completed the acquisition of Swiss medical technology developer EndoArt SA, or EndoArt, a pioneer in the field of telemetrically-controlled (or remote-controlled) gastric bands used to treat morbid obesity and other conditions. We paid approximately $97.1 million, net of cash acquired, for all of the outstanding EndoArt shares in an all cash transaction. The EndoArt acquisition gave us ownership of EndoArt's proprietary technology platform, including *FloWatch®* technology, which powers the *EasyBand™* Remote Adjustable Gastric Band System, or *EasyBand™*, a next-generation, telemetrically-adjustable gastric banding device for the treatment of morbid obesity.

The *EasyBand™*, like the *Lap-Band®* System, is implanted laparoscopically through a small incision. Clinical benefits of the *EasyBand™* are similar to the *Lap-Band®* System's clinical benefit, except that the *EasyBand™*'s adjustments are done telemetrically rather than hydraulically, allowing for greater ease in adjustments and greater patient comfort.

We also sell the *Orbera™* Intragastric Balloon System, which is a fixed-term weight loss therapy designed for use with overweight patients. Approved for sale in more than 60 countries but not in the United States, the *Orbera™* System includes a silicone elastomer balloon that is filled with saline after transoral insertion into the patient's stomach to reduce stomach capacity and create an earlier sensation of fullness. The *Orbera™* System is removed endoscopically within six months of placement, and is designed to be utilized in conjunction with a comprehensive diet and exercise program.

Other Products

Contigen® is our collagen product used for treatment of urinary incontinence due to intrinsic sphincter deficiency. C. R. Bard, Inc., or Bard, licenses from us the exclusive worldwide marketing and distribution rights to *Contigen®*. We manufactured a sufficient supply of collagen to meet our contractual obligations to Bard through the expiration of our agreement with Bard in August 2011 prior to closing the Fremont manufacturing facility.

International Operations

Our international sales represented 35.4%, 34.3% and 32.6% of our total consolidated product net sales for the years ended December 31, 2008, 2007 and 2006, respectively. Our products are sold in over 100 countries. Marketing activities are coordinated on a worldwide basis, and resident management teams provide leadership and infrastructure for customer-focused, rapid introduction of new products in the local markets.

Sales and Marketing

We sell our products directly and through independent distributors in over 100 countries worldwide. We maintain a global marketing team, as well as regional sales and marketing organizations, to support the promotion and sale of our products. We also engage contract sales organizations to promote certain products. Our sales efforts and promotional activities are primarily aimed at eye care professionals, neurologists, dermatologists, plastic and reconstructive surgeons, aesthetic specialty physicians, bariatric surgeons and urologists who use, prescribe and recommend our products. We advertise in professional journals, participate in medical meetings and utilize direct mail and Internet programs to provide descriptive product literature and scientific information to specialists in the ophthalmic, dermatological, medical aesthetics, bariatric, neurology, movement disorder and urology fields. We have developed training modules and seminars to update physicians regarding evolving technology in our products. In 2008, we also utilized direct-to-consumer advertising for our *Botox®* Cosmetic, *Juvéderm®*, the *Lap-Band®* System, *Natrelle®* and *Restasis®* products.

Our products are sold to drug wholesalers, independent and chain drug stores, pharmacies, commercial optical chains, opticians, mass merchandisers, food stores, hospitals, group purchasing organizations, integrated direct hospital networks, ambulatory surgery centers and medical practitioners, including ophthalmologists, neurologists, dermatologists, plastic and reconstructive surgeons, aesthetic specialty physicians, bariatric surgeons, pediatricians, urologists and general practitioners. As of December 31, 2008, we employed approximately 2,800 sales representatives throughout the world. We also utilize distributors for our products in smaller international markets.

U.S. sales, including manufacturing operations, represented 64.6%, 65.7% and 67.4% of our total consolidated product net sales in 2008, 2007 and 2006, respectively. Sales to Cardinal Healthcare for the years ended December 31, 2008, 2007 and 2006 were 12.0%, 11.2% and 13.0%, respectively, of our total consolidated product net sales. Sales to McKesson Drug Company for the years ended December 31, 2008, 2007 and 2006 were 12.3%, 11.1%, and 13.0%, respectively, of our total consolidated product net sales. No other country, or single customer, generated over 10% of our total consolidated product net sales.

We supplement our marketing efforts with exhibits at medical conventions, advertisements in trade journals, sales brochures and national media. In addition, we sponsor symposia and educational programs to familiarize physicians with the leading techniques and methods for using our products.

On February 4, 2009, we announced a restructuring plan that includes a workforce reduction of approximately 460 employees, primarily from among our U.S. urology sales and marketing personnel as a result of our decision to focus on the urology specialty and to seek a partner to promote *Sanctura XR®* to general practitioners, and marketing personnel in the United States and Europe as we adjust our back-office structures to a reduced short-term sales outlook for some of our businesses.

Research and Development

Our global research and development efforts currently focus on eye care, skin care, neuromodulators, medical aesthetics, obesity intervention, urology and neurology. We have a fully integrated research and development organization with in-house discovery programs, including medicinal chemistry, high throughput screening and biological sciences. We supplement our own research and development activities with our commitment to identify and obtain new technologies through in-licensing, research collaborations, joint ventures and acquisitions.

As of December 31, 2008, we had approximately 1,670 employees involved in our research and development efforts. Our research and development expenditures for 2008, 2007 and 2006 were approximately $797.9 million, $718.1 million and $1,055.5 million, respectively. Research and development expenditures in each of 2008 and 2007 were less than 2006 largely due to in-process research and development expenses of $579.3 million recorded in 2006 in connection with the Inamed acquisition compared to no in-process research and development expenses recorded in 2008 and only $72.0 million of in-process research and development expenses recorded in 2007 in connection with the EndoArt acquisition. Excluding in-process research and development expenditures related to company acquisitions, we have increased our annual investment in research and development by over $493.3 million in the past five years.

In 2004, we completed construction of a new $75 million research and development facility in Irvine, California, which provides us with approximately 175,000 square feet of additional laboratory space. In 2005, we completed construction of a new biologics facility on our Irvine, California campus at an aggregate cost of approximately $50 million. Both facilities are occupied and in use.

Our strategy includes developing innovative products to address unmet medical needs and conditions associated with aging, and otherwise assisting patients in reaching life's potential. Our top priorities include furthering our leadership in ophthalmology, medical aesthetics and neuromodulators, identifying new potential compounds for sight-threatening diseases such as glaucoma, age-related macular degeneration and other retinal disorders and developing novel therapies for chronic dry eye, pain and genitourinary diseases as well as next generation breast implants, dermal fillers and obesity intervention devices. We plan to continue to build on our strong market positions in ophthalmic pharmaceuticals, medical aesthetics, medical dermatology, obesity intervention and neurology, and to explore new therapeutic areas that are consistent with our focus on specialty physician groups.

Our research and development efforts for the ophthalmic pharmaceuticals business focus primarily on new therapeutic products for retinal disease, glaucoma and chronic dry eye. As part of our focus on diseases of the retina, we acquired Oculex Pharmaceuticals, Inc. in 2003. With this acquisition, we obtained a novel posterior segment drug delivery system for use with compounds to treat eye diseases, including age-related macular degeneration and other retinal disorders. We concluded our Phase III studies for *Posurdex®* to treat macular edema associated with retinal vein occlusion, or RVO, through our proprietary biodegradable injectable implant that slowly releases dexamethasone, a potent steroid, to the back of the eye. In December 2008, we filed the last module in our NDA application with the FDA seeking approval of *Posurdex®* to treat RVO. In March 2005, we entered into an exclusive licensing agreement with Sanwa Kagaku Kenkyusho Co., Ltd., or Sanwa, to develop and commercialize *Posurdex®* for the ophthalmic specialty market in Japan. Under the terms of the agreement, Sanwa is responsible for the development and commercialization of *Posurdex®* in Japan and associated costs. Sanwa will pay us a royalty based on net sales of *Posurdex®* in Japan, makes clinical development and commercialization milestone payments and reimburses us for certain expenses associated with our continuing Phase III studies outside of Japan. We are working collaboratively with Sanwa on the clinical development of *Posurdex®*, as well as overall product strategy and management.

In June 2008, the FDA approved *Trivaris™* (triamcinolone acetonide injectable suspension) 80mg/ml, a steroid with an anti-inflammatory action used for the treatment of retinal disease. Delivered via intravitreal injection, the ophthalmic indications for *Trivaris™* include sympathetic ophthalmia, temporal arteritis, uveitis and ocular inflammatory conditions unresponsive to topical corticosteroids.

We continue to invest heavily in the research and development of neuromodulators, primarily *Botox®*. We focus on both expanding the approved indications for *Botox®* and pursuing next generation neuromodulator-based therapeutics. This includes expanding the approved uses for *Botox®* to include treatment for spasticity, chronic migraine, overactive bladder and benign prostate hyperplasia. In collaboration with Syntaxin Ltd, whose technology was contributed by the United Kingdom government's Health Protection Agency, we are focused on engineering new neuromodulators for the treatment of severe pain. We are also continuing our investment in the areas of biologic process development and manufacturing and the next generation of neuromodulator products, and we are conducting a Phase IV study of *Botox®* for the treatment of palmar hyperhidrosis, as part of our conditions of approval for axillary hyperhidrosis by the FDA. In addition, GSK has received approval of *Botox®* for the treatment of glabellar lines in Japan in early 2009 and plans to launch the product during the first quarter of 2009.

We have a strategic research collaboration and license agreement with ExonHit Therapeutics, or ExonHit. The goals of this collaboration are to identify new molecular targets based on ExonHit's gene profiling *DATAS™* technology and to work collaboratively to develop unique compounds and commercial products based on these targets. Our strategic alliance with ExonHit provides us with the rights to compounds developed in the fields of neurodegenerative disease, pain and ophthalmology. In 2007, we began development of a compound for a neurological indication as part of our collaboration with ExonHit. In January 2009, we extended and expanded the scope of our collaboration with ExonHit. In addition, the collaboration is currently conducting a Phase I study of a compound for pain.

In October 2008, we entered into a strategic collaboration arrangement with Spectrum Pharmaceuticals, Inc., or Spectrum, to develop and commercialize apaziquone, an antineoplastic agent currently being investigated for the treatment of non-muscle invasive bladder cancer. Under the collaboration, Spectrum will conduct two Phase III clinical trials to explore apaziquone's safety and efficacy as a potential treatment for non-muscle invasive bladder cancer following surgery. Spectrum expects to complete enrollment in the trials by the end of 2009. Spectrum will conduct the apaziquone clinical trials pursuant to a joint development plan, and we will bear the majority of these expenses. We will also make certain additional payments to Spectrum based on the achievement of certain development, regulatory and commercialization milestones.

We also continue to invest in research and development around our *Juvéderm®* family of dermal filler products, including preparation for and ongoing clinical trials. In 2008, we filed a premarket approval supplement with the FDA for *Juvéderm®* Ultra and *Juvéderm®* Ultra Plus with lidocaine.

In connection with our obesity intervention products, we are planning to conduct clinical trials of the *EasyBand™* and have initiated a pivotal study of the *Orbera™* System, with the goal of obtaining approval in the United States. In addition, in December 2008, we completed enrollment in pivotal adolescent study of *Lap-Band®* patients aged 14 to 17 and plan to submit data to the FDA by the end of 2009. In March 2008, we completed enrollment of our lower BMI pivotal study for *Lap-Band®* patients with a BMI of 30 to 40 and plan to review and submit data to the FDA in 2010.

The continuing introduction of new products supplied by our research and development efforts and in-licensing opportunities are critical to our success. There are intrinsic uncertainties associated with research and development efforts and the regulatory process. We cannot assure you that any of the research projects, clinical development projects, or pending drug marketing approval applications will result in new products that we can commercialize. Delays or failures in one or more significant research projects and pending drug marketing approval applications could have a material adverse affect on our future operations.

Manufacturing

We manufacture the majority of our commercial products in our own plants located at the following locations: Arklow and Westport, Ireland; San José, Costa Rica; Annecy, France; Waco, Texas; and Guarulhos, Brazil. We maintain sufficient manufacturing capacity at these facilities to support forecasted demand as well as a modest safety margin of additional capacity to meet peaks of demand and sales growth in excess of expectations. We increase our capacity as required in anticipation of future sales increases. In the event of a very large or very rapid unforeseen increase in market demand for a specific product or technology, supply of that product or technology could be negatively impacted until additional capacity is brought on line. Third parties manufacture a small number of commercial products for us, including *Sanctura®*, *Sanctura XR®* and *Aczone®* gel. For a discussion of the risks relating to the use of third party manufacturers, see Item 1A of Part I of this report, "Risk Factors — We could experience difficulties obtaining or creating the raw materials or components needed to produce our products and interruptions in the supply of raw materials or components could disrupt our manufacturing and cause our sales and profitability to decline."

In January 2007, we announced the closing of the collagen manufacturing facility in Fremont, California that we acquired in the Inamed acquisition, and we substantially completed all restructuring activities and closed the facility in the fourth quarter of 2008. Before closing the facility, we manufactured a sufficient quantity of our collagen products to meet estimated market demand through 2010. In January 2008, we announced that production at our Arklow, Ireland breast implant manufacturing facility, which we acquired in connection with the Inamed acquisition and which employs approximately 360 persons, will be transferred to our San José, Costa Rica manufacturing plant and we plan to phase out production at our Arklow, Ireland manufacturing facility by the end of the second quarter of 2009.

We are vertically integrated into the production of plastic parts and produce our own bottles, tips and caps for use in the manufacture of our ophthalmic solutions. Additionally, we ferment, purify and characterize the botulinum toxin used in our product *Botox®*. With these two exceptions, we purchase all other significant raw materials from qualified domestic and international sources. Where practical, we maintain more than one supplier for each material, and we have an ongoing alternate program that identifies additional sources of key raw materials. In some cases, however, most notably with active pharmaceutical ingredients, we are a niche purchaser of specialty chemicals, which, in certain cases, are sole sourced. These sources are identified in filings with regulatory agencies, including the FDA, and cannot be changed without prior regulatory approval. In these cases, we maintain inventories of the raw material itself and precursor intermediates to mitigate the risk of interrupted supply. A lengthy interruption of the supply of one of these materials could adversely affect our ability to manufacture and supply commercial product. A small number of the raw materials required to manufacture certain of our products are derived from biological sources which could be subject to contamination and recall by their suppliers. We use multiple lots of these raw materials at any one time in order to mitigate such risks. However, a shortage, contamination or recall of these products could disrupt our ability to maintain an uninterrupted commercial supply of our finished goods.

Manufacturing facilities producing pharmaceutical and medical device products intended for distribution in the United States and internationally are subject to regulation and periodic review by the FDA, international regulatory authorities and European notified bodies for certain of our medical devices. All of our facilities are currently approved by the FDA, the relevant notified bodies and other regulatory authorities to manufacture pharmaceuticals and medical devices for distribution in the United States and international markets.

Competition

The pharmaceutical and medical device industries are highly competitive and require an ongoing, extensive search for technological innovation. They also require, among other things, the ability to effectively discover, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical professionals. Numerous companies are engaged in the development, manufacture and marketing of health care products competitive with those that we manufacture, develop and market. Many of our competitors have greater resources than we have. This enables them, among other things, to make greater research and development investments and spread their research and development costs, as well as their marketing and promotion costs, over a broader revenue base. Our competitors may also have more experience and expertise in obtaining marketing approvals from the FDA and other regulatory authorities. In addition to product development, testing, approval and promotion, other competitive factors in the pharmaceutical and medical device industries include industry consolidation, product quality and price, product technology, reputation, customer service and access to technical information. We believe that our products principally compete on the basis of quality, product design, an experienced sales force, physicians' and surgeons' familiarity with our products and brand names, regional warranty programs and our ability to identify and develop or license patented products embodying new technologies.

Specialty Pharmaceuticals Segment

Eye Care Products. Our major eye care competitors include Alcon Laboratories, Inc., Bausch & Lomb Incorporated, Pfizer Inc., Novartis and Merck & Co., Inc. For our eye care products to be successful, we must be able to manufacture and effectively detail them to a sufficient number of eye care professionals such that they use or continue to use our current products and the new products we may introduce. Glaucoma must be treated over an extended period and doctors may be reluctant to switch a patient to a new treatment if the patient's current treatment for glaucoma is effective and well tolerated.

We also face competition from generic drug manufacturers in the United States and internationally. For instance, Falcon Pharmaceuticals, Ltd., an affiliate of Alcon, attempted to obtain FDA approval for a brimonidine product to compete with our *Alphagan® P* 0.15% product. Pursuant to our March 2006 settlement with Alcon, Alcon may sell, offer for sale or distribute its brimonidine 0.15% product after September 30, 2009, or earlier if specified market conditions occur. The primary market condition will have occurred if prescriptions of *Alphagan® P* 0.15% have reached a specified threshold as compared to other brimonidine-containing products. In February 2007, we received a paragraph 4 Hatch-Waxman Act certification from Exela PharmSci, Inc., or Exela, in which it purports to have sought FDA approval to market a generic form of *Alphagan® P* 0.15%. In April 2007, we received a paragraph 4 Hatch-Waxman Act certification from Apotex, Inc., or Apotex, in which it purports to have sought FDA approval to market a generic form of *Alphagan® P* 0.15% and *Alphagan® P* 0.1%. Furthermore, Apotex attempted to obtain FDA approval to market generic forms of *Acular®* and *Acular LS®*. Pursuant to certain federal court rulings, Apotex is barred from obtaining approval before our patent related to *Acular®* and *Acular LS®* expires in November 2009. In October 2007, we received a paragraph 4 Hatch-Waxman Act certification from Apotex Corp. in which it purports to have sought FDA approval to market a generic form of *Zymar®*. In February 2009, we received a paragraph 4 Hatch-Waxman Act certification in which the applicant purports to have sought FDA approval to market a generic 0.2% brimonidine tartrate/0.5% timolol maleate ophthalmic solution. See Item 3 of Part I of this report, "Legal Proceedings" and Note 14, "Legal Proceedings," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for information concerning our current litigation.

Neuromodulators. With respect to neuromodulators, until December 2000, *Botox®* was the only neuromodulator approved by the FDA. At that time, the FDA approved *Myobloc®*, a neuromodulator formerly marketed by Elan Pharmaceuticals and now marketed by Solstice Neurosciences Inc. In addition, Ipsen Ltd., or Ipsen, is seeking FDA approval of its *Dysport®* neuromodulator for cervical dystonia and Medicis Pharmaceutical Corporation, or Medicis, its licensee for the United States, Canada and Japan, is seeking approval of *Reloxin®* for cosmetic indications. Ipsen and Medicis submitted a Biologics License Application, or BLA, to the FDA for *Reloxin®* in December 2007. In December 2008, the FDA issued a Complete Response Letter to Ipsen requesting additional information, including finalization of a Risk Evaluation and Mitigation Strategy, or REMS, and of the draft labeling, as well as a Safety Update Report. In January 2009, Medicis announced that the Prescription Drug User Fee action date, or the date by which the FDA has to respond to Medicis' BLA for *Reloxin®*, was extended to April 13, 2009. Ipsen has marketed *Dysport®* in Europe since 1991, prior to our European commercialization of *Botox®* in 1992. In June 2006, Ipsen received marketing authorization for a cosmetic indication for *Dysport®* in Germany. In 2007, Ipsen granted Galderma, a joint venture between Nestle and L'Oreal Group, an exclusive development and marketing license for *Dysport®* for aesthetic indications in the European Union, Russia, Eastern Europe and the Middle East, and first rights of negotiation for other countries around the world, except the United States, Canada and Japan. In January 2008, Galderma became Ipsen's sole distributor for *Dysport®* in Brazil, Argentina and Paraguay. Ipsen has also been seeking approval for *Reloxin®* for cosmetic indications across the European Union, including submitting a file to the French regulatory authority in May 2003. In January 2009, the health authorities of 15 European Union countries granted approval of the product for glabellar lines under the trade name *Azzalure®*.

Mentor Corporation, or Mentor, which was acquired by Johnson & Johnson in January 2009, is conducting clinical trials for a competing neuromodulator in the United States. In addition, we are aware of competing neuromodulators currently being developed and commercialized in Asia, Europe, South America and other markets. A Chinese entity received approval to market a botulinum toxin in China in 1997, and we believe that it has launched or is planning to launch its botulinum toxin product in other lightly regulated markets in Asia, South America and Central America. These lightly regulated markets may not require adherence to the FDA's current Good Manufacturing Practice regulations, or cGMPs, or the regulatory requirements of the European Medical Evaluation Agency or other regulatory agencies in countries that are members of the Organization for Economic Cooperation and Development. Therefore, companies operating in these markets may be able to produce products at a lower cost than we can. In addition, Merz Pharmaceuticals, or Merz, received approval for *Xeomin®* in Germany and launched its product in July 2005, received approval in Mexico in 2006 and commenced sales in the United Kingdom, certain Scandinavian countries and France in 2008, and is pursuing additional approvals in the European Union and Latin America. Merz is currently in clinical trials in the United States for cervical dystonia, blepharospasm and cosmetic indications and is awaiting therapeutic licenses for *Xeomin®* in many countries across the European Union. A Korean botulinum toxin product, *Meditoxin®*, was approved for sale in Korea in June 2006. The company, Medy-Tox Inc., received exportation approval from Korean authorities in early 2005 to ship their product under the trade name *Neuronox®*.

Skin Care Product Line. Our skin care business competes against a number of companies, including among others, Dermik, a division of Sanofi-Aventis, Galderma, Medicis Pharmaceutical Corporation, Stiefel Laboratories, Inc., Novartis, Schering-Plough Corporation, Johnson & Johnson, Obagi Medical Products, Inc., L'Oréal Group, SkinMedica, Inc. and Valeant Pharmaceuticals International, many of which have greater resources than us.

Urologics. Our urologics business competes against a number of companies, including among others, Pfizer Inc., Watson Pharmaceuticals, Inc., Novartis, the Procter & Gamble Company, Astellas Pharma US, Inc. and GSK, many of which have greater resources than us. We also face competition from generic urologic drug manufacturers in the United States and internationally. For our urologics products to be successful, we must be able to effectively detail our products to a sufficient number of urologists, obstetrician/gynecologists, primary care physicians and other medical specialists such that they recommend our products to their patients. We will also have to demonstrate that our products are safe and reduce patients' sense of urgency, frequency and urge urinary incontinence episodes while also having limited side effects, such as dry mouth, constipation, blurred vision, drowsiness and headaches. We also have to demonstrate the effectiveness of our urologics products to Medicare and other governmental agencies to secure an appropriate and competitive level of reimbursement.

Medical Devices Segment

Breast Aesthetics. We compete in the U.S. breast implant market with Mentor. Mentor announced that, like us, it received FDA approval in November 2006 to sell its silicone breast implants in the United States. The conditions under which Mentor is allowed to market its silicone breast implants in the United States are similar to ours, including indications for use and the requirement to conduct post-marketing studies. If patients or physicians prefer Mentor's breast implant products to ours or perceive that Mentor's breast implant products are safer than ours, our sales of breast implants could materially suffer. In the United States, Sientra, Inc. is conducting clinical studies of breast implant products. Internationally, we compete with several manufacturers, including Mentor, Silimed, MediCor Ltd and its subsidiaries BioSil Ltd, Nagor and Eurosilicone, Poly Implant Prostheses, Sebbin Laboratories and certain Chinese implant manufacturers.

Obesity Intervention. Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson, received FDA approval in September 2007 to market its gastric band product, the *Realize*™ Personalized Banding Solution, or the *Realize*™ band, in the United States. The *Realize*™ band began competing with our *Lap-Band*® System in the United States in the fourth quarter of 2007. Outside the United States, the *Lap-Band*® System competes primarily with the *Realize*™ band and the *Heliogast*® Adjustable Gastric Ring (manufactured by Helioscopie, S.A., France, or Helioscopie). There are at least two other gastric bands on the market internationally. The *Lap-Band*® System also competes with surgical obesity procedures, including gastric bypass, vertical banded gastroplasty, sleeve gastrectomy and biliopancreatic diversion. No intragastric balloons for the treatment of obesity are commercially available in the United States, and we are currently aware of only one other company outside the United States that offers an intragastric balloon. Helioscopie recently launched its intragastric balloon, the *Heliosphere*™.

Facial Aesthetics. Our facial products compete in the dermatology and plastic surgery markets with other hyaluronic acid products and animal- or cadaver-based collagen products as well as other polymer/bioceramic-based injectables, and indirectly with substantially different treatments, such as laser treatments, chemical peels, fat injections and botulinum toxin-based products. In addition, several companies are engaged in research and development activities examining the use of collagen, hyaluronic acids and other biomaterials for the correction of soft tissue defects. Internationally, we compete with products such as *Restylane*®, *Restylane*® Fine Lines, and *Perlane*™ (all manufactured by Q-Med A.B.) and many other hyaluronic acid, bioceramic, protein and other polymer-based dermal fillers. We have competed in the U.S. dermal filler market with *Restylane*® since January 2004 and with *Perlane*™ since May 2007, both of which are distributed by Medicis. Also, in December

2006, *Radiesse®*, a bioceramic-based hydroxyl apatite dermal filler from BioForm Medical, Inc., received approval in the United States. In addition, *Evolence®*, a collagen-based filler from OrthoNeutrogena, a division of Johnson & Johnson, received FDA approval in June 2008.

Government Regulation

Specialty Pharmaceuticals Segment

Drugs and biologics are subject to regulation by the FDA, state agencies and by foreign health agencies. Pharmaceutical products and biologics are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of the products under the Federal Food, Drug, and Cosmetic Act, or FFDCA, regulations with respect to drugs and the Public Health Services Act and its implementing regulations with respect to biologics, and by comparable agencies in foreign countries. Failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of a product from the market.

The process required by the FDA before a new drug or biologic may be marketed in the United States is long and expensive. We must complete preclinical laboratory and animal testing, submit an Investigational New Drug Application, or IND, which must become effective before United States clinical trials may begin, and perform adequate and well controlled human clinical trials to establish the safety and efficacy of the proposed drug or biologic for its intended use. Clinical trials are typically conducted in three sequential phases, which may overlap, and must satisfy extensive Good Clinical Practice regulations and informed consent regulations. Further, an independent institutional review board, or IRB, for each medical center or medical practice proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center or practice and must monitor the study until completed. The FDA, the IRB or the study sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. In addition, the Food and Drug Administration Amendments Act of 2007, or FDAAA, imposes certain clinical trial registry obligations on study sponsors, including the posting of detailed trial design and trial results in the FDA public databases. The FDAAA also requires enhanced post marketing safety including the requirement for post marketing studies, REMS and the posting of drug safety information on the FDA's website.

We must submit a New Drug Application, or NDA, for a new drug, or a Biologics License Application, or BLA, for a biologic, and the NDA or BLA must be reviewed and approved by the FDA before the drug or biologic may be legally marketed in the United States. To satisfy the criteria for approval, an NDA or BLA must demonstrate the safety and efficacy of the product based on results of preclinical studies and the three phases of clinical trials. Both NDAs and BLAs must also contain extensive manufacturing information, and the applicant must pass an FDA pre-approval inspection of the manufacturing facilities at which the drug or biologic is produced to assess compliance with the FDA's current Good Manufacturing Practice regulations, or cGMPs, prior to commercialization. Satisfaction of FDA pre-market approval requirements typically takes several years and the actual time required may vary substantially based on the type, complexity and novelty of the product, and we cannot be certain that any approvals for our products will be granted on a timely basis, or at all.

Once approved, the FDA may require post-marketing clinical studies, known as Phase IV studies, and surveillance programs to monitor the effect of approved products. The FDA may limit further marketing of the product based on the results of these post-market studies and programs. Further, any modifications to the drug or biologic, including changes in indications, labeling or manufacturing processes or facilities, may require the submission of a new or supplemental NDA or BLA, which may require that we develop additional data or conduct additional preclinical studies and clinical trials.

The manufacture and distribution of drugs and biologics are subject to continuing regulation by the FDA, including recordkeeping requirements, reporting of adverse experiences associated with the drug, and cGMPs, which regulate all aspects of the manufacturing process and impose certain procedural and documentation requirements. Drug and biologic manufacturers and their subcontractors are required to register their establishments, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with regulation requirements. If the manufacturer or distributor fails to comply with the statutory and regulatory requirements, or if safety concerns arise, the FDA may take legal or regulatory action, including civil or criminal penalties, suspension, withdrawal or delay in the issuance of approvals, or seizure or recall of products, any one or more of which could have a material adverse effect upon us.

The FDA imposes a number of complex regulatory requirements on entities that advertise and promote pharmaceuticals and biologics, including, but not limited to, standards and regulations for direct-to-consumer advertising, off-label promotion, industry sponsored scientific and educational activities, and promotional activities including Internet marketing. Drugs and biologics can only be marketed for approved indications and in accordance with the labeling approved by the FDA. Failure to comply with these regulations can result in penalties, including the issuance of warning letters directing a company to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and federal and state civil and criminal investigations and prosecutions. The FDA does not, however, regulate the behavior of physicians in their practice of medicine and choice of treatment. Physicians may prescribe (although manufacturers are not permitted to promote) legally available drugs and biologics for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties.

We are also subject to various laws and regulations regarding laboratory practices, the housing, care and experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay our operations and issue approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect upon us.

Internationally, the regulation of drugs is also complex. In Europe, our products are subject to extensive regulatory requirements. As in the United States, the marketing of medicinal products has for many years been subject to the granting of marketing authorizations by medicine agencies. Particular emphasis is also being placed on more sophisticated and faster procedures for reporting adverse events to the competent authorities. The European Union procedures for the authorization of medicinal products are intended to improve the efficiency of operation of both the mutual recognition and centralized procedures to license medicines. Similar rules and regulations exist in countries around the world. Additionally, new rules have been introduced or are under discussion in several areas, including the harmonization of clinical research laws and the law relating to orphan drugs and orphan indications. Outside the United States, reimbursement pricing is typically regulated by government agencies.

The total cost of providing health care services has been and will continue to be subject to review by governmental agencies and legislative bodies in the major world markets, including the United States, which are faced with significant pressure to lower health care costs. Legislation passed in recent years has imposed certain changes to the way in which pharmaceuticals, including our products, are covered and reimbursed in the United States. For instance, recent federal legislation and regulations have created a voluntary prescription drug benefit, Medicare Part D, and have imposed significant revisions to the Medicaid Drug Rebate Program. These changes have resulted in, and may continue to result in, coverage and reimbursement restrictions and increased rebate obligations. In addition, there is growing political pressure to allow the importation of pharmaceutical and medical device products from outside the United States. These reimbursement restrictions or other price reductions or controls or imports of pharmaceutical or medical device products from outside of the United States could materially and adversely affect our revenues and financial condition. Additionally, price reductions and rebates have recently been mandated in several European countries, principally Germany, Italy, Spain and the United Kingdom. Certain products are also no longer eligible for reimbursement in France, Italy and Germany.

Reference pricing is used in several markets around the world to reduce prices. Furthermore, parallel trade within the European Union, whereby products flow from relatively low-priced to high-priced markets, has been increasing.

We cannot predict the likelihood or pace of any significant regulatory or legislative action in these areas, nor can we predict whether or in what form health care legislation being formulated by various governments will be passed. Initiatives in these areas could subject Medicare and Medicaid reimbursement rates to change at any time. We cannot predict with precision what effect such governmental measures would have if they were ultimately enacted into law. However, in general, we believe that such legislative activity will likely continue.

Medical Devices Segment

Medical devices are subject to regulation by the FDA, state agencies and foreign government health agencies. FDA regulations, as well as various U.S. federal and state laws, govern the development, clinical testing, manufacturing, labeling, record keeping and marketing of medical device products. Our medical device product candidates, including our breast implants, must undergo rigorous clinical testing and an extensive government regulatory approval process prior to sale in the United States and other countries. The lengthy process of clinical development and submissions for approvals, and the continuing need for compliance with applicable laws and regulations, require the expenditure of substantial resources. Regulatory approval, when and if obtained, may be limited in scope, and may significantly limit the indicated uses for which a product may be marketed. Approved products and their manufacturers are subject to ongoing review, and discovery of previously unknown problems with products may result in restrictions on their manufacture, sale, use or their withdrawal from the market.

Our medical device products are subject to extensive regulation by the FDA in the United States. Unless an exemption applies, each medical device we market in the United States must have a 510(k) clearance or a Premarket Approval, or PMA, application in accordance with the FFDCA and its implementing regulations. The FDA classifies medical devices into one of three classes, depending on the degree of risk associated with each medical device and the extent of controls that are needed to ensure safety and effectiveness. Devices deemed to pose a lower risk are placed in either Class I or Class II, which may require the manufacturer to submit to the FDA a premarket notification under Section 510(k) of the FFDCA requesting permission for commercial distribution. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or a device deemed to be not substantially equivalent to a previously cleared 510(k) device, are placed in Class III. In general, a Class III device cannot be marketed in the United States unless the FDA approves the device after submission of a PMA application. The majority of our medical device products, including our breast implants, are regulated as Class III medical devices.

When we are required to obtain a 510(k) clearance for a device we wish to market, we must submit a premarket notification to the FDA demonstrating that the device is "substantially equivalent" to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA had not yet called for the submission of PMA applications. By regulation, the FDA is required to respond to a 510(k) premarket notification within 90 days after submission of the notification, although clearance can take significantly longer. If a device receives 510(k) clearance, any modification that could significantly affect its safety or efficacy, or that would constitute a major change in its intended use, design or manufacture requires a new 510(k) clearance or PMA approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination that a new clearance or approval is not required for a particular modification, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained.

A PMA application must be submitted if the device cannot be cleared through the 510(k) process. The PMA process is much more demanding than the 510(k) clearance process. A PMA application must be supported by extensive information, including data from preclinical and clinical trials, sufficient to demonstrate to the FDA's satisfaction that the device is safe and effective for its intended use. The FDA, by statute and regulation, has 180 days to review and accept a PMA application, although the review generally occurs over a significantly longer period of time, and can take up to several years. The FDA may also convene an advisory panel of experts outside the FDA to review and evaluate the PMA application and provide recommendations to the FDA as to the approvability of the device. New PMA applications or supplemental PMA applications are required for significant modifications to the manufacturing process, labeling and design of a medical device that is approved through the PMA process. PMA supplements require information to support the changes and may include clinical data.

A clinical trial is almost always required to support a PMA application and is sometimes required for a 510(k) premarket notification. These trials generally require submission of an application for an investigational device exemption, which must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound, as well as approval by the FDA and the IRB overseeing the trial. In addition, the FDAAA imposes certain clinical trial registry obligations on study sponsors. We, the FDA or the IRB at each site at which a clinical trial is being performed may suspend a clinical trial at any time for various reasons, including a belief that the study subjects are being exposed to an unacceptable health risk. The results of clinical testing may not be sufficient to obtain approval of the product.

After a device is placed on the market, numerous regulatory requirements apply. These include:

- establishing registration and device listings with the FDA;
- Quality System Regulation, which requires manufacturers to follow design, testing, control documentation and other quality assurance procedures during the manufacturing process;
- labeling regulations, which prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling;
- medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and
- corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FFDCA that may present a health risk.

The FDA imposes a number of complex regulatory requirements on entities that advertise and promote medical devices, including, but not limited to, standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities including Internet marketing. Medical devices can only be marketed for indications approved or cleared by the FDA. Failure to comply with these regulations can result in penalties, the issuance of warning letters directing a company to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and federal and state civil and criminal investigations and prosecutions. The FDA does not, however, regulate physicians in their practice of medicine and choice of treatment. Physicians may prescribe (although manufacturers are not permitted to promote) legally available devices for uses that are not described in the product's labeling and that differ from those tested by us and approved or cleared by the FDA. Such off-label uses are common across medical specialties.

A Class III device may have significant additional obligations imposed in its conditions of approval. Compliance with regulatory requirements is assured through periodic, unannounced facility inspections by the FDA and other regulatory authorities, and these inspections may include the manufacturing facilities of our subcontractors or other third party manufacturers. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions: warning letters or untitled letters; fines, injunctions and civil penalties; recall or seizure of our products; operating restrictions, partial suspension or total shutdown of production; refusing our request for 510(k) clearance or PMA approval of new products; withdrawing 510(k) clearance or PMAs that are already granted; and criminal prosecution.

Products that are marketed in the European Union, or EU, must comply with the requirements of the Medical Device Directive, or MDD, as implemented into the national legislation of the EU member states. The MDD, as implemented, provides for a regulatory regime with respect to the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices to ensure that medical devices marketed in the EU are safe and effective for their intended uses. Medical devices that comply with the MDD, as implemented, are entitled to bear a CE marking and may be marketed in the EU. Medical device laws and regulations similar to those described above are also in effect in many of the other countries to which we export our products. These range from comprehensive device approval requirements for some or all of our medical device products to requests for product data or certifications. Failure to comply with these domestic and international regulatory requirements could affect our ability to market and sell our products in these countries.

Other Regulations

We are subject to federal, state, local and foreign environmental laws and regulations, including the U.S. Occupational Safety and Health Act, the U.S. Toxic Substances Control Act, the U.S. Resource Conservation and Recovery Act, Superfund Amendments and Reauthorization Act, Comprehensive Environmental Response, Compensation and Liability Act and other current and potential future federal, state or local regulations. Our manufacturing and research and development activities involve the controlled use of hazardous materials, chemicals and biological materials, which require compliance with various laws and regulations regarding the use, storage and disposal of such materials. We cannot assure you, however, that environmental problems relating to properties owned or operated by us will not develop in the future, and we cannot predict whether any such problems, if they were to develop, could require significant expenditures on our part. In addition, we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental protection and waste disposal. Additionally, we may be subject either directly or by contract to federal and state laws pertaining to the privacy and security of personal health information.

We are also subject to various federal and state laws pertaining to health care "fraud and abuse" and gifts to health care practitioners. For example, the federal Anti-Kickback Statute makes it illegal to solicit, offer, receive or pay any remuneration, directly or indirectly, in cash or in kind, in exchange for, or to induce, the referral of business, including the purchase or prescription of a particular product, for which payment may be made under government health care programs such as Medicare and Medicaid. The U.S. federal government has published regulations that identify "safe harbors" or exemptions for certain practices from enforcement actions under the Anti-Kickback Statute. We seek to comply with the safe harbors where possible. Due to the breadth of the statutory provisions and in the absence of guidance in the form of regulations or court decisions addressing some of our practices, it is possible that our practices might be challenged under the Anti-Kickback Statute or similar laws. In addition, under California law, pharmaceutical companies must adopt a comprehensive compliance program that is in accordance with both the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals, or the PhRMA Code. The PhRMA Code seeks to promote transparency in relationships between healthcare professionals and the pharmaceutical industry and to ensure that pharmaceutical marketing activities comport with the highest ethical standards. The PhRMA Code contains strict limitations on certain interactions between healthcare professionals and the pharmaceutical industry relating to gifts, meals, entertainment and speaker programs, among others. Furthermore, the federal False Claims Act prohibits anyone from, among other things, knowingly and willingly presenting, or causing to be presented for payment to third party payors (including Medicare and Medicaid), claims for reimbursed products or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to health care matters. In addition, many states have adopted laws similar to the federal fraud and abuse laws discussed above, which, in some cases, apply to all payors whether governmental or private. Our activities, particularly those relating to the sale and marketing of our products, may be subject to scrutiny under these and other laws. Violations of fraud and abuse laws may be punishable by criminal and/or civil sanctions, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs (including Medicare and Medicaid).

Patents, Trademarks and Licenses

We own, or are licensed under, numerous U.S. and foreign patents relating to our products, product uses and manufacturing processes. We believe that our patents and licenses are important to all segments of our business.

With the exception of the U.S. and European patents relating to *Lumigan®*, *Alphagan®*, *Alphagan® P 0.15%, Alphagan® P 0.1%, Combigan®* and the U.S. patents relating to *Restasis®*, *Acular®*, *Zymar®* and *Latisse™*, no one patent or license is materially important to our specialty pharmaceuticals segment. The U.S. patents covering *Lumigan®* expire in 2012 and 2014. The European patent covering *Lumigan®* expires in various countries between 2013 and 2017. The U.S. patent covering the commercial formulation of *Acular®* expires in November 2009. The U.S. patents covering the commercial formulations of *Alphagan®*, *Alphagan® P* 0.15%, and *Alphagan® P* 0.1% expire in 2012 and 2021. In addition, the marketing exclusivity period for *Alphagan® P* 0.15% expired in the United States in September 2004 and the marketing exclusivity period for *Alphagan® P* 0.1% expired in August 2008. Market exclusivity for *Alphagan®* in the United Kingdom, France, Germany and Italy expired in March 2007. The U.S. patents covering *Restasis®* expire in August 2009 and 2014. The U.S. patents covering *Zymar®* expire in 2010, 2015 and 2019. The U.S. patents for *Combigan®* expire in 2022 and the European patents expire in 2022 and 2023. The U.S. patents covering *Latisse™* expire in 2012, 2022 and 2023 and the European patents expire in 2013 and 2021.

We have rights in well over 100 issued *Botox®* related U.S. and European use and process patents covering, for example, pain associated with cervical dystonia, treatment of chronic migraine, hyperhidrosis, overactive bladder and benign prostate hyperplasia. We have granted worldwide, royalty-bearing patent licenses to Merz with regard to *Xeomin®*, and to Solstice Neurosciences with regard to *MyoBloc®*. In addition, in December 2007, the FDA's grant of orphan exclusivity for *Botox®* for the treatment of certain aspects of cervical dystonia expired.

With the exception of certain U.S. and European patents relating to the *Lap-Band®* System and our *Inspira®* and *Natrelle®* Collection of breast implants, no one patent or license is materially important to our specialty medical device segment based on overall sales. The patents covering our *Lap-Band®* System, some of which we license from third parties, expire in 2011, 2013 and 2014 in the United States and in 2013 in Europe. The patents covering our *Inspira®* and *Natrelle®* Collection of breast implants expire in 2018 in the United States and in 2017 in Europe.

Our success depends in part on our ability to obtain patents or rights to patents, protect trade secrets and other proprietary technologies and processes, operate without infringing upon the proprietary rights of others, and prevent others from infringing on our patents, trademarks, service marks and other intellectual property rights. Upon the expiration or loss of patent protection for a product, we can lose a significant portion of sales of that product in a very short period of time as other companies manufacture generic forms of our previously protected product at lower cost, without having had to incur significant research and development costs in formulating the product. In addition, the issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. It is impossible to anticipate the breadth or degree of protection that any such patents will afford, or that any such patents will not be successfully challenged in the future. Accordingly, our patents may not prevent other companies from developing substantially identical products. Hence, if our patent applications are not approved or, even if approved, such patents are circumvented, our ability to competitively exploit our patented products and technologies may be significantly reduced. Also, such patents may or may not provide competitive advantages for their respective products, in which case our ability to commercially exploit these products may be diminished.

Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. Challenges may result in significant harm to our business. The cost of responding to these challenges and the inherent costs to defend the validity of our patents, including the prosecution of infringements and the related litigation, can require a substantial commitment of our management's time, require us to incur significant legal expenses and can preclude or delay the commercialization of products. See Item 3 of Part I of this report, "Legal Proceedings" and Note 14, "Legal Proceedings," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for information concerning our current intellectual property litigation.

From time to time, we may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market our products. If we are unable to timely obtain these licenses on commercially reasonable terms, our ability to commercially exploit such products may be inhibited or prevented. See Item 1A of Part I of this report, "Risk Factors."

We market our products under various trademarks, for which we have both registered and unregistered trademark protection in the United States and certain countries outside the United States. We consider these trademarks to be valuable because of their contribution to the market identification of our products and we regularly prosecute third party infringers of our trademarks in an attempt to limit confusion in the marketplace. Any failure to adequately protect our rights in our various trademarks and service marks from infringement could result in a loss of their value to us. If the marks we use are found to infringe upon the trademark or service mark of another company, we could be forced to stop using those marks and, as a result, we could lose the value of those marks and could be liable for damages caused by infringing those marks. In addition to intellectual property protections afforded to trademarks, service marks and proprietary know-how by the various countries in which our proprietary products are sold, we seek to protect our trademarks, service marks and proprietary know-how through confidentiality agreements with third parties, including our partners, customers, employees and consultants. These agreements may be breached or become unenforceable, and we may not have adequate remedies for any such breach. It is also possible that our trade secrets will become known or independently developed by our competitors, resulting in increased competition for our products.

In addition, we are currently engaged in various collaborative ventures for the development, manufacturing and distribution of current and new products. These projects include the following:

- We entered into an exclusive licensing agreement with Kyorin under which Kyorin became responsible for the development and commercialization of *Alphagan*® and *Alphagan*® *P* 0.15% in Japan. Kyorin subsequently sublicensed its rights under the agreement to Senju. Under the licensing agreement, Senju incurs associated costs, makes clinical development and commercialization milestone payments, and makes royalty-based payments on product sales. We are working collaboratively with Senju on overall product strategy and management.
- We entered into an exclusive licensing agreement with Senju under which Senju became responsible for the development and commercialization of *Lumigan*® in Japan's ophthalmic specialty area. Senju incurs associated costs, makes development and commercialization milestone payments and makes royalty-based payments on product sales. We are working collaboratively with Senju on overall product strategy and management.
- We licensed from Novartis the worldwide, excluding Japan, rights for technology, patents and products relating to the topical ophthalmic use of cyclosporine A, the active ingredient in *Restasis*®. In April 2005, we entered into a royalty buy-out agreement with Novartis related to *Restasis*® and agreed to pay $110 million to Novartis. As a result of the buy-out agreement, we no longer pay royalties to Novartis based on sales of *Restasis*®.
- We licensed to GSK all clinical development and commercial rights to *Botox*® in Japan and China. We receive royalties on GSK's Japan and China *Botox*® sales. We also manufacture *Botox*® for GSK as

part of a long-term supply agreement and collaboratively support GSK in its new clinical developments for *Botox*® and its strategic marketing in those markets, for which we receive payments.

- As a result of the Esprit acquisition, we obtained an exclusive license to market *Sanctura*® and *Sanctura XR*® in the United States and its territories from Indevus. We pay royalties to Indevus based upon our sales of *Sanctura*® and *Sanctura XR*® and assumed obligations of Esprit to pay certain other third-party royalties, also based upon sales of *Sanctura*® and *Sanctura XR*®. We also entered into a co-promotion agreement with Indevus, which we amended in January 2009, pursuant to which Indevus co-promotes *Sanctura*® and *Sanctura XR*® with us in the United States through the third quarter of 2009. In May 2008, we entered into a license agreement with Indevus and Madaus GmbH, which grants us the right to seek approval for and to commercialize *Sanctura XR*® in Canada.
- We entered into a strategic collaboration arrangement with Spectrum to develop and commercialize apaziquone, an antineoplastic agent currently being investigated for the treatment of non-muscle invasive bladder cancer by intravesical instillation. Under the collaboration, Spectrum will conduct two Phase III clinical trials to explore apaziquone's safety and efficacy as a potential treatment for non-muscle invasive bladder cancer following surgery. Spectrum expects to complete enrollment in the trials by the end of 2009. Spectrum retained exclusive rights to apaziquone in Asia, including Japan and China. We received exclusive rights to apaziquone for the treatment of bladder cancer in the rest of the world, including the United States, Canada and Europe. In the United States, we will co-promote apaziquone with Spectrum and equally share in the profits and expenses. We will also pay Spectrum royalties on all of our apaziquone sales outside of the United States. Spectrum will continue to conduct the apaziquone clinical trials pursuant to a joint development plan, and we will bear the majority of these expenses.

Through Inamed, in June 2004, we entered into a settlement agreement with Ethicon Endo-Surgery, Inc. pursuant to which, among other terms, we were granted a worldwide, royalty-bearing, non-exclusive license with respect to a portfolio of U.S. and international patents applicable to adjustable gastric bands.

We are also a party to license agreements allowing other companies to manufacture products using some of our technology in exchange for royalties and other compensation or benefits.

Environmental Matters

We are subject to federal, state, local and foreign environmental laws and regulations. We believe that our operations comply in all material respects with applicable environmental laws and regulations in each country where we have a business presence. We also pride ourselves on our comprehensive and successful environmental, health and safety programs and performance against internal objectives. We have been recognized many times for superior environmental health and safety performance.

Although we continue to make capital expenditures for environmental protection, we do not anticipate any expenditures in order to comply with such laws and regulations that would have a material impact on our earnings or competitive position. We are not aware of any pending litigation or significant financial obligations arising from current or past environmental practices that are likely to have a material adverse effect on our financial position. We cannot assure you, however, that environmental problems relating to properties owned or operated by us will not develop in the future, and we cannot predict whether any such problems, if they were to develop, could require significant expenditures on our part. In addition, we are unable to predict what legislation or regulations may be adopted or enacted in the future with respect to environmental protection and waste disposal.

Seasonality

Our business, both taken as a whole and by our business segments, is not materially affected by seasonal factors, although we have noticed a historical trend with respect to sales of our *Botox*® product. Specifically, sales of *Botox*® have tended to be lowest during the first fiscal quarter, with sales during the second and third fiscal quarters being comparable and marginally higher than sales during the first fiscal quarter. *Botox*® sales during the fourth fiscal quarter have tended to be the highest due to patients obtaining their final therapeutic treatment at the end of the year, presumably to fully utilize deductibles and to receive additional aesthetic treatments prior to the holiday season.

Third Party Coverage and Reimbursement

Health care providers generally rely on third-party payors, including governmental payors such as Medicare and Medicaid, and private insurance carriers, to adequately cover and reimburse the cost of pharmaceuticals and medical devices. Such third-party payors are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. The market for some of our products therefore is influenced by third-party payors' policies. This includes the placement of our pharmaceutical products on drug formularies or lists of medications.

Purchases of aesthetic products and procedures using those products generally are not covered by third-party payors, and consequently patients incur out-of-pocket costs for such products and associated procedures. This includes breast aesthetics products for augmentation and facial aesthetics products. Since 1998, however, U.S. federal law has mandated that group health plans, insurance companies and health maintenance organizations offering mastectomy coverage must also provide coverage for reconstructive surgery following a mastectomy, which includes coverage for breast implants. Outside the United States, reimbursement for breast implants used in reconstructive surgery following a mastectomy may be available, but the programs vary on a country by country basis.

Furthermore, treatments for obesity alone may not be covered by third-party payors. For example, in February 2006, Medicare began covering certain designated bariatric surgical services, including gastric bypass surgery and procedures using the *Lap-Band*® System, for Medicare patients who have previously been unsuccessfully treated for obesity and who have a body mass index, or BMI, equal to or greater than 40 or a BMI of 35 and who have at least one co-morbidity. However, the policy reiterates that treatments for obesity alone are not covered, because such treatments are not considered reasonable and necessary. Without changing current coverage for morbidly obese individuals, Medicare is evaluating whether surgical procedures benefit individuals with type 2 diabetes mellitus and proposed that this indication is a co-morbid condition related to obesity under the existing policies. While Medicare policies are sometimes adopted by other third-party payors, other governmental and private insurance coverage currently varies by carrier and geographic location, and we actively work with governmental agencies and insurance carriers to obtain reimbursement coverage for procedures using our *Lap-Band*® System product. For instance, the Technology Evaluation Center of the Blue Cross/Blue Shield National Association provided a positive assessment of the *Lap-Band*® System, an important step in providing private payor reimbursement for the procedure.

Outside the United States, reimbursement programs vary on a country by country basis. In some countries, both the procedure and product are fully reimbursed by the government healthcare systems for all citizens who need it, and there is no limit on the number of procedures that can be performed. In other countries, there is complete reimbursement but the number of procedures that can be performed at each hospital is limited either by the hospital's overall budget or by the national budget for the type of product.

In the United States, there have been and continue to be a number of legislative initiatives to contain health care coverage and reimbursement by governmental and other payors. For example, effective January 1, 2006, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 implemented a new Part D prescription drug benefit under which Medicare beneficiaries can purchase certain prescription drugs at discounted prices from private sector entities, or Part D plan sponsors. Currently, drug manufacturers negotiate directly with Part D plan sponsors to determine whether their drugs will be listed on a Part D formulary and the prices at which such drugs will be listed. Industry competition to be included in formularies maintained by both private payors and Part D plans can result in downward pricing pressures on pharmaceutical companies. Although certain lawmakers have suggested in the past that the federal government should be granted the authority to negotiate the prices of drugs included on Part D formularies, at this time the federal government does not have such authority. There has also been an increased emphasis in the marketplace on the delivery of more cost-effective medical devices as well as a number of federal and state proposals to limit payments by local governmental payors for medical devices and the procedures in which medical devices are used. In addition, the American Recovery and Reinvestment Act of 2009, also known as the stimulus package, includes $1.1 billion in funding to study the comparative effectiveness of health care treatments and strategies. This funding will be used, among other things, to conduct, support or synthesize research that compares and evaluates the risk and benefits, clinical outcomes, effectiveness and appropriateness of products. Congress has indicated that this funding is intended to improve the quality of health care, but it remains unclear how the research will impact coverage, reimbursement or other third-party payor policies.

Breast Implant Replacement Programs

We conduct our product development, manufacturing, marketing and service and support activities with careful regard for the consequences to patients. As with any medical device manufacturer, however, we receive communications from surgeons or patients with respect to our various breast implant products claiming the products were defective, lost volume or have resulted in injury to patients. In the event of a loss of shell integrity resulting in breast implant rupture or deflation that requires surgical intervention with respect to our breast implant products sold and implanted in the United States, in most cases our *ConfidencePlus®* programs provide lifetime product replacement and some financial assistance for surgical procedures required within ten years of implantation. Breast implants sold and implanted outside of the United States are subject to a similar program. We do not warrant any level of aesthetic result and, as required by government regulation, make extensive disclosure concerning the risks of our products and implantation surgery.

Employee Relations

At December 31, 2008, we employed approximately 8,740 persons throughout the world, including approximately 4,630 in the United States. None of our U.S.-based employees are represented by unions. We believe that our relations with our employees are generally good.

Executive Officers

Our executive officers and their ages as of February 27, 2009 are as follows:

Name	Age	Principal Positions with Allergan
David E.I. Pyott	55	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)
F. Michael Ball	53	President, Allergan
James F. Barlow	50	Senior Vice President, Corporate Controller (Principal Accounting Officer)
Raymond H. Diradoorian	51	Executive Vice President, Global Technical Operations
Dianne Dyer-Bruggeman	59	Executive Vice President, Human Resources
Jeffrey L. Edwards	48	Executive Vice President, Finance and Business Development, Chief Financial Officer (Principal Financial Officer)
Douglas S. Ingram, Esq.	46	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary
Scott M. Whitcup, M.D.	49	Executive Vice President, Research & Development

Officers are appointed by and hold office at the pleasure of the Board of Directors.

Mr. Pyott has been Allergan's Chief Executive Officer since January 1998 and in 2001 became the Chairman of the Board. Mr. Pyott also served as Allergan's President from January 1998 until February 2006. Previously, he was head of the Nutrition Division and a member of the executive committee of Novartis AG, a publicly-traded company focused on the research and development of products to protect and improve health and well-being, from 1995 until December 1997. From 1992 to 1995, Mr. Pyott was President and Chief Executive Officer of Sandoz Nutrition Corp., Minneapolis, Minnesota, a predecessor to Novartis, and General Manager of Sandoz Nutrition, Barcelona, Spain, from 1990 to 1992. Prior to that, Mr. Pyott held various positions within the Sandoz Nutrition group from 1980. Mr. Pyott is also a member of the board of directors of Avery Dennison Corporation, a publicly-traded company focused on pressure-sensitive technology and self-adhesive solutions, and Edwards Lifesciences Corporation, a publicly-traded company focused on products and technologies to treat advanced cardiovascular diseases. Mr. Pyott is a member of the Directors' Board of The Paul Merage School of Business at the University of California, Irvine (UCI). Mr. Pyott serves on the board of directors and the Executive Committee of the California Healthcare Institute and the Board of the Biotechnology Industry Organization. Mr. Pyott also serves as a member of the board of directors of the Pan-American Ophthalmological Foundation, the International Council of Ophthalmology Foundation, and as a member of the Advisory Board for the Foundation of the American Academy of Ophthalmology.

Mr. Ball has been President, Allergan since February 2006. Mr. Ball was Executive Vice President and President, Pharmaceuticals from October 2003 until February 2006. Prior to that, Mr. Ball was Corporate Vice President and President, North America Region and Global Eye Rx Business since May 1998 and prior to that was Corporate Vice President and President, North America Region since April 1996. He joined Allergan in 1995 as Senior Vice President, U.S. Eye Care after 12 years with Syntex Corporation, a multinational pharmaceutical company, where he held a variety of positions including President, Syntex Inc. Canada and Senior Vice President, Syntex Laboratories. Mr. Ball serves on the board of directors of STEC, Inc., a publicly-traded manufacturer and marketer of computer memory and hard drive storage solutions.

Mr. Barlow has been Senior Vice President, Corporate Controller since February 2005. Mr. Barlow joined Allergan in January 2002 as Vice President, Corporate Controller. Prior to joining Allergan, Mr. Barlow served as Chief Financial Officer of Wynn Oil Company, a division of Parker Hannifin Corporation. Prior to Wynn Oil Company, Mr. Barlow was Treasurer and Controller at Wynn's International, Inc., a supplier of automotive and industrial components and specialty chemicals, from July 1990 to September 2000. Before working for Wynn's International, Inc., Mr. Barlow was Vice President, Controller from 1986 to 1990 for Ford Equipment Leasing Company. From 1983 to 1985 Mr. Barlow worked for the accounting firm Deloitte Haskins and Sells.

Mr. Diradoorian has served as Allergan's Executive Vice President, Global Technical Operations since February 2006. From April 2005 to February 2006, Mr. Diradoorian served as Senior Vice President, Global Technical Operations. From February 2001 to April 2005, Mr. Diradoorian served as Vice President, Global Engineering and Technology. Mr. Diradoorian joined Allergan in July 1981. Prior to joining Allergan, Mr. Diradoorian held positions at American Hospital Supply and with the Los Angeles Dodgers baseball team.

Ms. Dyer-Bruggeman has served as Executive Vice President, Human Resources since joining Allergan in December 2008. Prior to joining Allergan, Ms. Dyer-Bruggeman served as Senior Vice President, Global Human Resources for Broadcom Corporation, a global technology company, from April 2004 through November 2008. From June 1995 to April 2004, Ms. Dyer-Bruggeman served as Vice President, Human Resources for Titan Corporation, a leading provider of information and communications products for the defense and homeland security industries.

Mr. Edwards has been Executive Vice President, Finance and Business Development, Chief Financial Officer since September 2005. Prior to that, Mr. Edwards was Corporate Vice President, Corporate Development since March 2003 and previously served as Senior Vice President, Treasury, Tax, and Investor Relations. He joined Allergan in 1993. Prior to joining Allergan, Mr. Edwards was with Banque Paribas and Security Pacific National Bank, where he held various senior level positions in the credit and business development functions.

Mr. Ingram has been Executive Vice President, Chief Administrative Officer, General Counsel and Secretary, as well as our Chief Ethics Officer, since October 2006. From October 2003 through October 2006, Mr. Ingram served as Executive Vice President, General Counsel and Secretary, as well as our Chief Ethics Officer. Prior to that, Mr. Ingram served as Corporate Vice President, General Counsel and Secretary, as well as our Chief Ethics Officer, since July 2001. Prior to that he was Senior Vice President and General Counsel since January 2001, and Assistant Secretary since November 1998. Prior to that, Mr. Ingram was Associate General Counsel from August 1998, Assistant General Counsel from January 1998 and Senior Attorney and Chief Litigation Counsel from March 1996, when he first joined Allergan. Prior to joining Allergan, Mr. Ingram was, from August 1988 to March 1996, an attorney with the law firm of Gibson, Dunn & Crutcher LLP. Mr. Ingram manages the Global Legal Affairs organization, Global Regulatory Affairs, Compliance and Internal Audit, Corporate Communications, Global Trade Compliance, and the Information Technology organization. Mr. Ingram serves as a member of the board of directors of Volcom, Inc., a publicly-traded designer and distributor of clothing and accessories.

Dr. Whitcup has been Executive Vice President, Research and Development since July 2004. Dr. Whitcup joined Allergan in January 2000 as Vice President, Development, Ophthalmology. In January 2004, Dr. Whitcup became Allergan's Senior Vice President, Development, Ophthalmology. From 1993 until 2000, Dr. Whitcup served as the Clinical Director of the National Eye Institute at the National Institutes of Health. As Clinical Director, Dr. Whitcup's leadership was vital in building the clinical research program and promoting new ophthalmic therapeutic discoveries. Dr. Whitcup is a faculty member at the Jules Stein Eye Institute/David Geffen School of Medicine at the University of California, Los Angeles. Dr. Whitcup serves on the board of directors of Avanir Pharmaceuticals, a publicly-traded pharmaceutical company.

Item 1A. *Risk Factors*

We operate in a rapidly changing environment that involves a number of risks. The following discussion highlights some of these risks and others are discussed elsewhere in this report. These and other risks could materially and adversely affect our business, financial condition, prospects, operating results or cash flows. The following risk factors are not an exhaustive list of the risks associated with our business. New factors may emerge or changes to these risks could occur that could materially affect our business.

We operate in a highly competitive business.

The pharmaceutical and medical device industries are highly competitive and they require an ongoing, extensive search for technological innovation. They also require, among other things, the ability to effectively discover, develop, test and obtain regulatory approvals for products, as well as the ability to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to actual and prospective customers and medical professionals.

Many of our competitors have greater resources than we have. This enables them, among other things, to make greater research and development investments and spread their research and development costs, as well as their marketing and promotion costs, over a broader revenue base. Our competitors may also have more experience and expertise in obtaining marketing approvals from the U.S. Food and Drug Administration, or FDA, and other regulatory authorities. In addition to product development, testing, approval and promotion, other competitive factors in the pharmaceutical and medical device industries include industry consolidation, product quality and price, product technology, reputation, customer service and access to technical information.

It is possible that developments by our competitors could make our products or technologies less competitive or obsolete. Our future growth depends, in part, on our ability to develop products which are more effective. For instance, for our eye care products to be successful, we must be able to manufacture and effectively market those products and effectively detail them to a sufficient number of eye care professionals such that they determine to use or continue to use our current products and the new products we may introduce. Glaucoma must be treated over an extended period and doctors may be reluctant to switch a patient to a new treatment if the patient's current treatment for glaucoma remains effective. Sales of our existing products may decline rapidly if a new product is introduced by one of our competitors or if we announce a new product that, in either case, represents a substantial improvement over our existing products. Similarly, if we fail to make sufficient investments in research and development programs, our current and planned products could be surpassed by more effective or advanced products developed by our competitors.

Until December 2000, *Botox*® was the only neuromodulator approved by the FDA. At that time, the FDA approved *Myobloc*®, a neuromodulator formerly marketed by Elan Pharmaceuticals and now marketed by Solstice Neurosciences, Inc. Ipsen Ltd., or Ipsen, is seeking FDA approval of its *Dysport*® neuromodulator for certain therapeutic indications, and Medicis Pharmaceutical Corporation, or Medicis, its licensee for the United States, Canada and Japan, is seeking approval of *Reloxin*® for cosmetic indications. Ipsen and Medicis submitted a Biologics License Application, or BLA, to the FDA for *Reloxin*® in December 2007. In January 2009, Medicis announced that the Prescription Drug User Fee action date, or the date by which the FDA has to respond to Medicis' BLA for *Reloxin*®, was extended to April 13, 2009. Ipsen has marketed *Dysport*® in Europe since 1991, prior to our European commercialization of *Botox*® in 1992. In June 2006, Ipsen received marketing authorization for a cosmetic indication for *Dysport*® in Germany. In 2007, Ipsen granted Galderma, a joint venture between Nestle and L'Oreal Group, an exclusive development and marketing license for *Dysport*® for aesthetic indications in the European Union, Russia, Eastern Europe and the Middle East, and first rights of negotiation for other countries around the world, except the United States, Canada and Japan. In January 2008, Galderma became Ipsen's sole distributor for *Dysport*® in Brazil, Argentina and Paraguay. Ipsen is also seeking approval for *Reloxin*® for cosmetic indications in the European Union, having submitted a file to the French regulatory authority in May 2003. In January 2009, the health authorities of 15 European Union countries granted approval of the product for glabellar lines under the trade name *Azzalure*™.

Mentor Corporation, or Mentor, which was recently acquired by Johnson & Johnson, is conducting clinical trials for a competing neuromodulator in the United States. In addition, we are aware of competing neuromodulators currently being developed and commercialized in Asia, Europe, South America and other markets. A Chinese entity received approval to market a botulinum toxin in China in 1997, and we believe that it has launched or is planning to launch its botulinum toxin product in other lightly regulated markets in Asia, South America and Central America. These lightly regulated markets may not require adherence to the FDA's current Good Manufacturing Practice regulations, or cGMPs, or the regulatory requirements of the European Medical Evaluation Agency or other regulatory agencies in countries that are members of the Organization for Economic Cooperation and Development. Therefore, companies operating in these markets may be able to produce products at a lower cost than we can. In addition, Merz's botulinum toxin product *Xeomin*® is currently approved and for sale in certain countries in the European Union, and in Argentina and Mexico. Merz is also conducting clinical trials in the United States for cervical dystonia, blepharospasm and cosmetic indications and is awaiting therapeutic licenses for *Xeomin*® in many countries in the European Union. A Korean botulinum toxin, *Meditoxin*®, was approved for sale in Korea in June 2006. The company, Medy-Tox Inc., received exportation approval from Korean authorities in early 2005 to ship their product under the trade name *Neuronox*®. Our sales of *Botox*® could be materially and negatively impacted by this competition or competition from other companies that might obtain FDA approval or approval from other regulatory authorities to market a neuromodulator.

Mentor is our principal competitor in the United States for breast implants. Mentor announced that, like us, it received FDA approval in November 2006 to sell its silicone breast implants. The conditions under which Mentor is allowed to market its silicone breast implants in the United States are similar to ours, including indications for use and the requirement to conduct post-marketing studies. If patients or physicians prefer Mentor's breast implant products to ours or perceive that Mentor's breast implant products are safer than ours, our sales of breast implants could materially suffer. In addition, Sientra, Inc. is currently conducting clinical studies of breast implant products in the United States. Internationally, we compete with several manufacturers, including Mentor, Silimed, MediCor Ltd and its subsidiaries BioSil Ltd, Nagor and Eurosilicone, Poly Implant Prostheses, Sebbin Laboratories and certain Chinese implant manufacturers.

Medicis began marketing the dermal fillers *Restylane®* in January 2004 and *Perlane™* in May 2007. Through our purchase of Cornéal, we acquired the rights to sell the *Juvéderm®* family of products worldwide. *Juvéderm®* 30, *Juvéderm®* Ultra and *Juvéderm®* Ultra Plus were approved by the FDA for sale in the United States in June 2006, and we announced nationwide availability of *Juvéderm®* Ultra and *Juvéderm®* Ultra Plus in January 2007. We cannot assure you that our *Juvéderm®* family of products will offer equivalent or greater facial aesthetic benefits to competitive dermal filler products, that it will be competitive in price or gain acceptance in the marketplace.

In addition, in June 2007, the FDA approved label extensions for *Juvéderm®* Ultra and *Juvéderm®* Ultra Plus based on new clinical data demonstrating that the effects of both products may last for up to one year, which is a longer period of time than was reported in clinical studies that supported FDA approval of other hyaluronic acid dermal fillers. In addition, in 2008, we filed a supplement to our PMA for *Juvéderm®* Ultra and *Juvéderm®* Ultra Plus related to a new formulation containing lidocaine, an anesthetic that alleviates pain during injections. We cannot assure you that the FDA will continue to grant our label extensions, approve the supplement to our PMA or that other dermal fillers, including hyaluronic acid dermal fillers, do not have or will not obtain labels or label extensions that demonstrate product effects that are equivalent to or better than our products. Should our competitors obtain such labels or label extensions demonstrating product effects that are equivalent to or better than our products, our sales of *Juvéderm®* could be materially and negatively impacted.

In September 2007, Ethicon Endo-Surgery, Inc., a subsidiary of Johnson & Johnson, announced FDA approval of its gastric band product, the *Realize™* band, which competes with our *Lap-Band®* System in the U.S. market. The *Lap-Band®* System also competes with surgical obesity procedures, including gastric bypass, vertical banded gastroplasty, sleeve gastrectomy and biliopancreatic diversion.

Our products for the treatment of overactive bladder, or OAB, *Sanctura®* and *Sanctura XR®*, compete with several other OAB treatment products, many of which have been on the market for a longer period of time, including Pfizer Inc.'s *Detrol®* and *Detrol® LA*, Watson Pharmaceuticals, Inc.'s *Oxytrol®*, Novartis Pharmaceuticals Corporation and the Procter & Gamble Company's *Enablex®* and Astellas Pharma US, Inc., GlaxoSmithKline's *Vesicare®* and certain generic OAB products. While we believe that *Sanctura®* and *Sanctura XR®* have advantages over these competing products, we cannot assure you that *Sanctura®* and *Sanctura XR®* offer more effective treatment of OAB for all patients, will be competitive in price or will obtain, maintain or increase market share in the OAB treatment market.

We also face competition from generic drug manufacturers in the United States and internationally. For instance, Falcon Pharmaceuticals, Ltd., an affiliate of Alcon, attempted to obtain FDA approval for a brimonidine product to compete with our *Alphagan® P* 0.15% product. Pursuant to our March 2006 settlement with Alcon, Alcon may sell, offer for sale or distribute its brimonidine 0.15% product after September 30, 2009, or earlier if specified market conditions occur. The primary market condition will have occurred if prescriptions of *Alphagan® P* 0.15% have reached a specified threshold as compared to other brimonidine-containing products. In February 2007, we received a paragraph 4 Hatch-Waxman Act certification from Exela PharmSci, Inc., or Exela, in which it purports to have sought FDA approval to market a generic form of *Alphagan® P* 0.15%. In April 2007, we received a paragraph 4 Hatch-Waxman Act certification from Apotex, Inc., or Apotex, in which it purports to have sought FDA approval to market a generic form of *Alphagan® P* 0.15% and *Alphagan® P* 0.1%. We have filed complaints against Exela and Apotex and trial is scheduled for March 9, 2009. Furthermore, Apotex attempted to obtain FDA approval for and to launch generic forms of *Acular®* and *Acular LS®*. Pursuant to a federal court ruling in June 2006, Apotex is barred from obtaining approval before our patent related to *Acular®* and *Acular LS®* expires in November 2009. In October 2007, we received a paragraph 4 Hatch-Waxman

Act certification from Apotex Corp. in which it purports to have sought FDA approval to market a generic form of *Zymar®*. In February 2009, we received a paragraph 4 Hatch-Waxman Act certification in which the applicant purports to have sought FDA approval to market a generic 0.2% brimonidine tartrate/0.5% timolol maleate ophthalmic solution. See Item 3 of Part I of this report, "Legal Proceedings" and Note 14, "Legal Proceedings," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for information concerning our current litigation.

Adverse U.S. and international economic conditions may reduce consumer demand for our products, causing our sales and profitability to suffer.

Changing U.S. and international economic and financial market conditions, including the recent crisis in the housing and credit markets and financial services industry, may negatively affect our revenues and operating results. Many of our products, including *Botox®* Cosmetic, *Juvéderm®* injectable gel, *Latisse*™, to a large extent the *Natrelle®* line of breast implants, and to a lesser extent the *Lap-Band®* System, have limited reimbursement or are not reimbursable by governmental or other health care plans and instead are partially or wholly paid for directly by the consumer. Adverse economic conditions impacting consumers, including among others, increased taxation, higher unemployment, lower consumer confidence in the economy, higher consumer debt levels, lower availability of consumer credit, higher interest rates and hardships relating to declines in the housing and stock markets, may cause consumers to reassess their spending choices and result in a decline in their purchases of our products. Any failure to attain our projected revenues and operating results as a result of reduced consumer demand due to adverse economic or market conditions could have a material adverse effect on our business, cause our sales and profitability to suffer, reduce our operating cash flow and result in a decline in the price of our common stock. Adverse economic and market conditions could also have a negative impact on our business by negatively affecting the parties with whom we do business, including among others, our business partners, creditors, third-party contractors and suppliers, causing them to fail to meet their obligations to us.

We may experience difficulties, delays or unexpected costs and not achieve or maintain anticipated cost savings from our restructuring plan.

In February 2009, in order to concentrate our resources during the current recessionary period on customer-facing activities and on building the strength of our research and development pipeline while continuing to deliver on our earnings goals, we conducted a worldwide review of our operations to improve efficiency and began implementing a restructuring plan. Pursuant to the restructuring plan, we have focused our spending on programs and businesses that produce the highest returns. The restructuring plan involved a workforce reduction of approximately 460 employees, or approximately five percent of our global headcount, primarily in the United States and Europe. The majority of the employees affected by the restructuring plan were in two areas: (1) U.S. urology sales and marketing personnel as a result of our decision to focus on the urology specialty and to seek a partner to promote *Sanctura XR®* to general practitioners, and (2) marketing personnel in the United States and Europe as we adjust our back-office structures to a reduced short-term outlook for some of our businesses. We have made modest reductions in other functions as well as re-engineered our processes in order to increase productivity. We anticipate substantially completing the restructuring plan by the end of the second quarter of 2009.

Our restructuring plan also contemplates cost reductions in 2009 and beyond. Our ability to attain these cost reductions is dependent upon various future developments, some of which are beyond our control. If we are unable to attain the benefits contemplated by our cost reductions under our restructuring plan or other unforeseen events occur, our business and results of operations could be adversely affected. Further, if we experience additional adverse changes to our business, we may face further restructuring or reorganization activities in the future.

Our personnel reductions were completed through an involuntary reduction in force. In order to be successful and build our framework for future growth, we must continue to execute and deliver on our core business initiatives with fewer human resources and losses of intellectual capital. We must also attract, retain and motivate key employees including highly qualified management, scientific, manufacturing, sales and marketing personnel who are critical to our business. We may not be able to attract, retain or motivate qualified employees in the future and our inability to do so may adversely affect our business.

We could experience difficulties obtaining or creating the raw materials or components needed to produce our products and interruptions in the supply of raw materials or components could disrupt our manufacturing and cause our sales and profitability to decline.

The loss of a material supplier or the interruption of our manufacturing processes could adversely affect our ability to manufacture or sell many of our products. We obtain the specialty chemicals that are the active pharmaceutical ingredients in certain of our products from single sources, who must maintain compliance with the FDA's cGMPs. We also obtain *Aczone*®, *Sanctura*® and *Sanctura XR*® under manufacturing agreements with sole source suppliers. If we experience difficulties acquiring sufficient quantities of these materials or products from our existing suppliers, or if our suppliers are found to be non-compliant with the cGMPs, obtaining the required regulatory approvals, including from the FDA or the European Medical Evaluation Agency to use alternative suppliers may be a lengthy and uncertain process. A lengthy interruption of the supply of one or more of these materials could adversely affect our ability to manufacture and supply products, which could cause our sales and profitability to decline. In addition, the manufacturing process to create the raw material necessary to produce *Botox*® is technically complex and requires significant lead-time. Any failure by us to forecast demand for, or to maintain an adequate supply of, the raw material and finished product could result in an interruption in the supply of *Botox*® and a resulting decrease in sales of the product.

We also rely on a single supplier for silicone raw materials used in some of our products, including breast implants. Although we have an agreement with this supplier to transfer the necessary formulations to us in the event that it cannot meet our requirements, we cannot guarantee that we would be able to produce or obtain a sufficient amount of quality silicone raw materials in a timely manner. We depend on third party manufacturers for silicone molded components. These third party manufacturers must maintain compliance with the FDA's Quality System Regulation, or QSR, which sets forth the current good manufacturing practice standard for medical devices and requires manufacturers to follow design, testing and control documentation and air quality assurance procedures during the manufacturing process. Any material reduction in our raw material supply or a failure by our third party manufacturers to maintain compliance with the QSR could result in decreased sales of our products and a decrease in our revenues. Additionally, certain of the manufacturing processes that we perform are only performed at one location worldwide. Furthermore, as a result of the credit crisis and current economic conditions, and while we analyze the financial solvency of our key suppliers, we cannot guarantee that our key suppliers will remain solvent or that we will be able to obtain sufficient supplies of key materials, particularly as we often represent a small part of the overall output of these manufacturers.

Our future success depends upon our ability to develop new products, and new indications for existing products, that achieve regulatory approval for commercialization.

For our business model to be successful, we must continually develop, test and manufacture new products or achieve new indications or label extensions for the use of our existing products. Prior to marketing, these new products and product indications must satisfy stringent regulatory standards and receive requisite approvals or clearances from regulatory authorities in the United States and abroad. The development, regulatory review and approval, and commercialization processes are time consuming, costly and subject to numerous factors that may delay or prevent the development, approval or clearance, and commercialization of new products, including legal actions brought by our competitors. To obtain approval or clearance of new indications or products in the United States, we must submit, among other information, the results of preclinical and clinical studies on the new indication or product candidate to the FDA. The number of preclinical and clinical studies that will be required for FDA approval varies depending on the new indication or product candidate, the disease or condition for which the new indication or product candidate is in development and the regulations applicable to that new indication or product candidate. Even if we believe that the data collected from clinical trials of new indications for our existing products or for our product candidates are promising, the FDA may find such data to be insufficient to support approval of the new indication or product. The FDA can delay, limit or deny approval or clearance of a new indication or product candidate for many reasons, including:

- a determination that the new indication or product candidate is not safe and effective;
- the FDA may interpret our preclinical and clinical data in different ways than we do;
- the FDA may not approve our manufacturing processes or facilities;
- the FDA may not approve our Risk Evaluation and Mitigation Strategy, or REMS, program;
- the FDA may require us to perform post-marketing clinical studies; or
- the FDA may change its approval policies or adopt new regulations.

Products that we are currently developing, other future product candidates or new indications or label extensions for our existing products, may or may not receive the regulatory approvals or clearances necessary for marketing or may receive such approvals or clearances only after delays or unanticipated costs. For example, the FDA may require us to implement a REMS program to manage known or potential serious risks associated with our pharmaceutical products to ensure that the benefits of our products outweigh their risks. A REMS program can include patient package inserts, medication guides, communication plans, an implementation system and other elements necessary to assure safe use of our pharmaceutical product. If the FDA determines that a REMS program is necessary, the agency will not approve our product without an approved REMS program, which could delay approval or impose additional requirements on our products. In addition, we may be subject to enforcement actions, including civil money penalties if we do not comply with REMS program requirements. Delays or unanticipated costs in any part of the process or our inability to obtain timely regulatory approval for our products, including those attributable to, among other things, our failure to maintain manufacturing facilities in compliance with all applicable regulatory requirements, including the cGMPs and QSR, could cause our operating results to suffer and our stock price to decrease. Our facilities, our suppliers' facilities and other third parties' facilities on which we rely must pass pre-approval reviews and plant inspections and demonstrate compliance with the cGMPs and QSR.

Further, even if we receive FDA and other regulatory approvals for a new indication or product, the product may later exhibit adverse effects that limit or prevent its widespread use or that force us to withdraw the product from the market or to revise our labeling to limit the indications for which the product may be prescribed. In addition, even if we receive the necessary regulatory approvals, we cannot assure you that new products or indications will achieve market acceptance. Our future performance will be affected by the market acceptance of products such as *Acular LS®*, *Aczone®*, *Alphagan® P* 0.15%, *Alphagan® P* 0.1%, *Botox®*, *Botox®* Cosmetic, Clinique Medical, *Combigan®*, *Elestat®*, *Ganfort™*, *Juvéderm®*, the *Lap-Band®* System, *Latisse™*, *Lumigan®*, *Optive™*, *Refresh®*, *Restasis®*, *Sanctura®*, *Sanctura XR®*, *Tazorac®*, *Vistabel®* and *Zymar®*, as well as the *Natrelle®* line of breast implant products, new indications for *Botox®* and new products such as *Posurdex®* and *Trivaris™*. We cannot assure you that our currently marketed products will not be subject to further regulatory review and action. For example, on February 8, 2008, the FDA announced in an "Early Communication" that it is reviewing certain serious adverse events following the use of botulinum toxins, including the therapeutic use of *Botox®*, to treat juvenile cerebral palsy and other large muscle, lower limb spasticities. In the course of its investigation, the FDA may require additional studies relating to *Botox®* or *Botox®* Cosmetic or additional disclosure or label restrictions around the use of *Botox®* or *Botox®* Cosmetic, any of which could result in substantial additional expense and may have a material adverse effect on our business and results of operations. Additionally, any negative results from such examination by the FDA could materially affect future indications for *Botox®*, and the use, reimbursement and sales of *Botox®*. Further, we cannot assure you that any other compounds or products that we are developing for commercialization will be approved by the FDA or foreign regulatory bodies for marketing or that we will be able to commercialize them on terms that will be profitable, or at all. If any of our products cannot be successfully or timely commercialized, our operating results could be materially adversely affected.

Our product development efforts may not result in commercial products.

We intend to continue an aggressive research and development program. Successful product development in the pharmaceutical and medical device industry is highly uncertain, and very few research and development projects produce a commercial product. Product candidates that appear promising in the early phases of development, such as in early human clinical trials, may fail to reach the market for a number of reasons, such as:

- the product candidate did not demonstrate acceptable clinical trial results even though it demonstrated positive preclinical trial results;
- the product candidate was not effective in treating a specified condition or illness;
- the product candidate had harmful side effects in humans or animals;
- the necessary regulatory bodies, such as the FDA, did not approve the product candidate for an intended use;
- the product candidate was not economical for us to manufacture and commercialize;
- other companies or people have or may have proprietary rights to the product candidate, such as patent rights, and will not sell or license these rights to us on reasonable terms, or at all;
- the product candidate is not cost effective in light of existing therapeutics or alternative devices; and
- certain of our licensors or partners may fail to effectively conduct clinical development or clinical manufacturing activities.

Several of our product candidates have failed or been discontinued at various stages in the product development process. Of course, there may be other factors that prevent us from marketing a product. We cannot guarantee we will be able to produce commercially successful products. Further, clinical trial results are frequently susceptible to varying interpretations by scientists, medical personnel, regulatory personnel, statisticians and others, which may delay, limit or prevent further clinical development or regulatory approvals of a product candidate. Also, the length of time that it takes for us to complete clinical trials and obtain regulatory approval for product marketing has in the past varied by product and by the intended use of a product. We expect that this will likely be the case with future product candidates and we cannot predict the length of time to complete necessary clinical trials and obtain regulatory approval.

If we are unable to obtain and maintain adequate protection for our intellectual property rights associated with the technologies incorporated into our products, our business and results of operations could suffer.

Our success depends in part on our ability to obtain patents or rights to patents, protect trade secrets and other proprietary technologies and processes, and prevent others from infringing on our patents, trademarks, service marks and other intellectual property rights. Upon the expiration or loss of patent protection for a product, we can lose a significant portion of sales of that product in a very short period of time as other companies manufacture generic forms of our previously protected product or manufacture similar products or devices at lower cost, without having had to incur significant research and development costs in formulating the product or designing the device. Therefore, our future financial success may depend in part on obtaining patent protection for technologies incorporated into our products. We cannot assure you that such patents will be issued, or that any existing or future patents will be of commercial benefit. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents will afford, and we cannot assure you that any such patents will not be successfully challenged in the future. If we are unsuccessful in obtaining or preserving patent protection, or if any of our products rely on unpatented proprietary technology, we cannot assure you that others will not commercialize products substantially identical to those products. Generic drug manufacturers are currently challenging the patents covering certain of our products, and we expect that they will continue to do so in the future.

Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. Challenges may result in potentially significant harm to our business. The cost of responding to these challenges and the inherent costs to defend the validity of our patents, including the prosecution of infringements and the related litigation, could be substantial and can preclude or delay commercialization of products. Such litigation also could require a substantial commitment of our management's time. For certain of our product candidates, third parties may have patents or pending patents that they claim prevent us from commercializing certain product candidates in certain territories. Our success depends in part on our ability to obtain and defend patent rights and other intellectual property rights that are important to the commercialization of our products and product candidates. For additional information on our material patents, see "Patents, Trademarks and Licenses" in Item 1 of Part I of this report, "Business."

We also believe that the protection of our trademarks and service marks is an important factor in product recognition and in our ability to maintain or increase market share. If we do not adequately protect our rights in our various trademarks and service marks from infringement, their value to us could be lost or diminished, seriously impairing our competitive position. Moreover, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. In addition to intellectual property protections afforded to trademarks, service marks and proprietary know-how by the various countries in which our proprietary products are sold, we seek to protect our trademarks, service marks and proprietary know-how through confidentiality and proprietary information agreements with third parties, including our partners, customers, employees and consultants. These agreements may not provide meaningful protection or adequate remedies for violation of our rights in the event of unauthorized use or disclosure of confidential information. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. It is also possible that our trade secrets will become known or independently developed by our competitors.

We may be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses and losses or prevent us from selling our products.

We cannot assure you that our products will not infringe patents or other intellectual property rights held by third parties. In the event we discover that we may be infringing third party patents or other intellectual property rights, we may not be able to obtain licenses from those third parties on commercially attractive terms or at all. We may have to defend, and have defended, against charges that we violated patents or the proprietary rights of third parties. Litigation is costly and time-consuming, and diverts the attention of our management and technical personnel. In addition, if we infringe the intellectual property rights of others, we could lose our right to develop, manufacture or sell products or could be required to pay monetary damages or royalties to license proprietary rights from third parties. An adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing or selling our products, which could harm our business, financial condition, prospects, results of operations and cash flows. See Item 3 of Part I of this report, "Legal Proceedings" and Note 14, "Legal Proceedings," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for information concerning our current intellectual property litigation.

Importation of products from Canada and other countries into the United States may lower the prices we receive for our products.

In the United States, some of our pharmaceutical products are subject to competition from lower priced versions of those products and competing products from Canada, Mexico and other countries where government price controls or other market dynamics result in lower prices. Our products that require a prescription in the United States are often available to consumers in these other markets without a prescription, which may cause consumers to further seek out our products in these lower priced markets. The ability of patients and other customers to obtain these lower priced imports has grown significantly as a result of the Internet, an expansion of pharmacies in Canada and elsewhere targeted to American purchasers, the increase in U.S.-based businesses affiliated with Canadian pharmacies marketing to American purchasers and other factors. These foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of imports continues to rise due to the limited enforcement resources of the FDA and the U.S. Customs Service, and there is increased political pressure to permit the imports as a mechanism for expanding access to lower priced medicines.

In December 2003, Congress enacted the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or MMA. The MMA contains provisions that may change U.S. import laws and expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. These changes to U.S. import laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The Secretary of Health and Human Services has not made such a certification. However, it is possible that the current Secretary or a subsequent Secretary could make such a certification in the future. As directed by Congress, a task force on drug importation conducted a comprehensive study regarding the circumstances under which drug importation could be safely conducted and the consequences of importation on the health, medical costs and development of new medicines for U.S. consumers. The task force issued its report in December 2004, finding that there are significant safety and economic issues that must be addressed before importation of prescription drugs is permitted. In addition, federal legislative proposals have been made to implement the changes to the U.S. import laws without any certification, and to broaden permissible imports in other ways. Even if the changes to the U.S. import laws do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs Service and other government agencies. For example, Public Law Number 110-329, which was signed into law in September 2008 and provides appropriations for the Department of Homeland Security for the 2009 fiscal year, expressly prohibits the U.S. Customs Services from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use, when the drug otherwise complies with the Federal Food, Drug and Cosmetic Act. In addition, certain state and local governments have implemented importation schemes for their citizens and, in the absence of federal action to curtail such activities, other states and local governments may also launch importation efforts.

The importation of foreign products adversely affects our profitability in the United States. This impact could become more significant in the future, and the impact could be even greater if there is a further change in the law or if state or local governments take further steps to import products from abroad.

Our ownership of real property and the operation of our business will continue to expose us to risks of environmental liabilities.

Under various U.S. federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or the businesses that may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of our properties, we may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediating any contaminated property could have a material adverse effect on our business, assets or results of operations. Any costs or expenses relating to environmental matters may not be covered by insurance.

Our product development programs and manufacturing processes involve the controlled use of hazardous materials, chemicals and toxic compounds. These programs and processes expose us to risks that an accidental contamination could lead to noncompliance with environmental laws, regulatory enforcement actions and claims for personal injury and property damage. If an accident or environmental discharge occurs, or if we discover contamination caused by prior operations, including by prior owners and operators of properties we acquire, we could be liable for cleanup obligations, damages and fines. The substantial unexpected costs we may incur could have a significant and adverse effect on our business and results of operations.

A disruption at certain of our manufacturing sites would significantly interrupt our production capabilities, which could result in significant product delays and adversely affect our results.

Certain of our products are produced at single manufacturing facilities, including *Restasis*®, our obesity intervention products, and our dermal filler products. We are also in the process of transferring the manufacture of our breast implant products to a single facility. In addition, we manufacture *Botox*® at two structurally separate facilities located adjacent to one another at a single site. We face risks inherent in manufacturing our products at a single facility or at a single site. These risks include the possibility that our manufacturing processes could be partially or completely disrupted by a fire, natural disaster, terrorist attack, foreign governmental action or military action. In the case of a disruption, we may need to establish alternative manufacturing sources for these products. This would likely lead to substantial production delays as we build or locate replacement facilities and seek and obtain the necessary regulatory approvals. If this occurs, and our finished goods inventories are insufficient to meet demand, we may be unable to satisfy customer orders on a timely basis, if at all. Further, our business interruption insurance may not adequately compensate us for any losses that may occur and we would have to bear the additional cost of any disruption. For these reasons, a significant disruptive event at certain of our manufacturing facilities or sites could materially and adversely affect our business and results of operations.

We may experience losses due to product liability claims, product recalls or corrections.

The design, development, manufacture and sale of our products involve an inherent risk of product liability or other claims by consumers and other third parties. We have in the past been, and continue to be, subject to various product liability claims and lawsuits. In addition, we have in the past and may in the future recall or issue field corrections related to our products due to manufacturing deficiencies, labeling errors or other safety or regulatory reasons. We cannot assure you that we will not in the future experience material losses due to product liability claims, lawsuits, product recalls or corrections.

As part of the Inamed acquisition, we assumed Inamed's product liability risks, including any product liability for its past and present manufacturing of breast implant products. The manufacture and sale of breast implant products has been and continues to be the subject of a significant number of product liability claims due to allegations that the medical devices cause disease or result in complications and other health conditions due to rupture, deflation or other product failure. See Item 3 of Part I of this report, "Legal Proceedings" and Note 14, "Legal Proceedings," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for information concerning our current product liability litigation. Historically, other breast implant manufacturers that suffered such claims in the 1990's were forced to cease operations or even to declare bankruptcy.

Additionally, recent FDA marketing approval for our silicone breast implants requires that:

- we monitor patients in our core study out to 10 years even if there has been explantation of the core device without replacement;
- patients in the core study receive magnetic resonance imaging tests, or MRIs, at seven and nine years;
- we conduct a large, 10-year post-approval study; and
- we conduct additional smaller evaluations, including a focus group aimed at ensuring patients are adequately informed about the risks of our silicone breast implants and that the format and content of patient labeling is adequate.

We are seeking marketing approval for other silicone breast implants in the United States, and if we obtain this approval, it may similarly be subject to significant restrictions and requirements, including the need for a patient registry, follow up MRIs and substantial Phase IV clinical trial commitments.

We also face a substantial risk of product liability claims from our eye care, neuromodulator, urology, skin care, obesity intervention and facial aesthetics products. Additionally, our pharmaceutical and medical device products may cause, or may appear to cause, serious adverse side effects or potentially dangerous drug interactions if misused, improperly prescribed, improperly implanted or based on faulty surgical technique. We are subject to adverse event reporting regulations that require us to report to the FDA or similar bodies in other countries if our products are associated with a death or serious injury. These adverse events, among others, could result in additional regulatory controls, such as the performance of costly post-approval clinical studies or revisions to our approved labeling, which could limit the indications or patient population for our products or could even lead to the withdrawal of a product from the market. Furthermore, any adverse publicity associated with such an event could cause consumers to seek alternatives to our products, which may cause our sales to decline, even if our products are ultimately determined not to have been the primary cause of the event.

Negative publicity concerning the safety of our products may harm our sales, force us to withdraw products and cause a decline in our stock price.

Physicians and potential and existing patients may have a number of concerns about the safety of our products, including *Botox*®, breast implants, eye care pharmaceuticals, urologics products, skin care products, obesity intervention products and facial dermal fillers, whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research. These concerns may be increased by negative publicity, even if the publicity is inaccurate. For example, consumer groups and certain plaintiffs have recently alleged that certain uses of *Botox*®, including off-label uses, have caused patient injuries and death and have further alleged that we failed to adequately warn patients of the risks relating to *Botox*® use. Negative publicity — whether accurate or inaccurate — about the efficacy, safety or side effects of our products or product categories, whether involving us or a competitor, or new government regulations, could materially reduce market acceptance of our products, cause consumers to seek alternatives to our products, result in product withdrawals and cause our stock price to decline. Negative publicity could also result in an increased number of product liability claims, whether or not these claims have a basis in scientific fact.

Health care initiatives and other third-party payor cost-containment pressures could cause us to sell our products at lower prices, resulting in decreased revenues.

Some of our products are purchased or reimbursed by federal and state government authorities, private health insurers and other organizations, such as health maintenance organizations, or HMOs, and managed care organizations, or MCOs. Third-party payors increasingly challenge pharmaceutical and other medical device product pricing. There also continues to be a trend toward managed health care in the United States. Pricing pressures by third-party payors and the growth of organizations such as HMOs and MCOs could result in lower prices and a reduction in demand for our products.

In addition, legislative and regulatory proposals and enactments to reform health care and government insurance programs, including the MMA, the Deficit Reduction Act of 2005, or DRA, and the hospital outpatient prospective payment system, or HOPPS, could significantly influence the manner in which pharmaceutical products and medical devices are prescribed and purchased. For example, effective January 1, 2006, the MMA established a new Medicare outpatient prescription drug benefit under Part D. Though it was postponed for calendar year 2009, the MMA also established a competitive acquisition program, or CAP, in which physicians who administer drugs in their offices are offered an option to acquire drugs covered under the Medicare Part B benefit from vendors who are selected in a competitive bidding process. Further, the DRA requires the Centers for Medicare & Medicaid Services, or CMS, the federal agency that both administers the Medicare program and administers and oversees the Medicaid Drug Rebate Program, to amend certain formulas used to calculate pharmacy reimbursement and rebates under Medicaid. In July 2007, CMS issued a final rule that, among other things, clarifies and changes how drug manufacturers must calculate and report key pricing data under the Medicaid Drug Rebate Program. This data is used by CMS and state Medicaid agencies to calculate rebates owed by manufacturers under the Medicaid Drug Rebate Program and to calculate the federal upper limits on cost-sharing for certain prescription drugs. In December 2007, following a judicial challenge brought by a national association of pharmacies, a federal judge ordered an injunction that prevents CMS from implementing portions of its July rule, as they affect Medicaid payment to pharmacies and the sharing by CMS of certain drug pricing data, known as average manufacturer price, or AMP. In addition, the Medicare Improvements for Patients and Providers Act of 2008, or MIPPA, which was passed in July 2008, delays the implementation dates of these portions of the July 2007 Medicaid final rule. The MIPPA prohibits the computation of Medicaid payments based on AMP and the public availability of AMP data through September 2009. If CMS is ultimately permitted to implement its rule, changes could lead to reduced payments to pharmacies and others dispensing prescriptions for certain pharmaceutical products. These and other cost containment measures and health care reforms could adversely affect our ability to sell our products.

The DRA also requires that each state collect key pricing information related to rebates owed by us and other manufacturers of certain physician administered single source drugs as a condition of that state's receipt of future Medicaid payments from the federal government. This change went into effect on January 1, 2006 for single source drugs and may result in an increase in the rebate amounts paid by us to each state for the period from February 2006 to the present and, in some cases, for periods prior to February 2006. These rebate amounts may be substantial and may adversely affect our revenues and profitability. Furthermore, effective January 1, 2008, CMS reduced Medicare reimbursement for most separately payable physician-administered drugs under HOPPS from an average sales price plus six percent to plus five percent. An additional reduction to average sales price plus four percent went into effect January 1, 2009 and further reductions may be imposed in the future.

In addition, individual states have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could negatively and materially impact our revenues and financial condition.

We expect there will continue to be federal and state laws and/or regulations, proposed and implemented, that could limit the amounts that federal and state governments will pay for health care products and services. The extent to which future legislation or regulations, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted or what effect such legislation or regulation would have on our business remains uncertain. For example, the American Recovery and Reinvestment Act of 2009, also known as the stimulus package, includes $1.1 billion in funding to study the comparative effectiveness of health care treatments and strategies. This funding will be used, among other things, to conduct, support or synthesize research that compares and evaluates the risk and benefits, clinical outcomes, effectiveness and appropriateness of products. Although Congress has indicated that this funding is intended to improve the quality of health care, it remains unclear how the research will impact coverage, reimbursement or other third-party payor policies. Such measures or other health care system reforms that are adopted could have a material adverse effect on our industry generally and our ability to successfully commercialize our products or could limit or eliminate our spending on development projects and affect our ultimate profitability.

In addition, regional health care authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical and medical device products and which suppliers will be included in their prescription drug and other health care programs. This can reduce demand for our products or put pressure on our product pricing, which could negatively affect our revenues and profitability.

Our ability to sell our products to hospitals in the United States depends in part on our relationships with group purchasing organizations, or GPOs. Many existing and potential customers for our products become members of GPOs. GPOs negotiate pricing arrangements and contracts, sometimes on an exclusive basis, with medical supply manufacturers and distributors, and these negotiated prices are made available to a GPO's affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer's products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. We cannot assure you that we will be able to renew these contracts at the current or substantially similar terms. If we are unable to keep our relationships and develop new relationships with GPOs, our competitive position would likely suffer.

We encounter similar regulatory and legislative issues in most countries outside the United States. International operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the price and usage of our pharmaceutical and medical device products. Although we cannot predict the extent to which our business may be affected by future cost-containment measures or other potential legislative or regulatory developments, additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our current and future products, which could adversely affect our revenue and results of operations.

We are subject to risks arising from currency exchange rates, which could increase our costs and may cause our profitability to decline.

We collect and pay a substantial portion of our sales and expenditures in currencies other than the U.S. dollar. Therefore, fluctuations in foreign currency exchange rates affect our operating results. We cannot assure you that future exchange rate movements, inflation or other related factors will not have a material adverse effect on our sales or operating expenses.

Negative conditions in the financial and credit markets may impact our liquidity.

Recent dramatic changes in the global financial markets have weakened global economic conditions. These changes have not had, nor do we anticipate they will have, a significant impact on our liquidity. Given our current operating cash flow, financial assets, access to the capital markets and available lines of credit, we continue to believe that we will be able to meet our financing needs for the foreseeable future. However, there can be no assurance that global economic conditions will not worsen, which could have a corresponding negative effect on our liquidity. In addition, while we believe that we have invested our financial assets in, and executed hedging transactions with, sound financial institutions, should these institutions limit access to our assets, breach their agreements with us or fail, we may be adversely affected. Furthermore, volatile financial and credit markets may reduce our ability to raise capital or refinance our debt on favorable terms, if at all, which could materially impact our ability to meet our obligations. As market conditions change, we will continue to monitor our liquidity position.

We are subject to risks associated with doing business internationally.

Our business is subject to certain risks inherent in international business, many of which are beyond our control. These risks include, among other things:

- adverse changes in tariff and trade protection measures;
- reductions in the reimbursement amounts we receive for our products from foreign governments and foreign insurance providers;
- unexpected changes in foreign regulatory requirements, including quality standards and other certification requirements;

- potentially negative consequences from changes in or interpretations of tax laws;
- differing labor regulations;
- changing economic conditions in countries where our products are sold or manufactured or in other countries;
- differing local product preferences and product requirements;
- exchange rate risks;
- restrictions on the repatriation of funds;
- political unrest and hostilities;
- product liability, intellectual property and other claims;
- new export license requirements;
- differing degrees of protection for intellectual property; and
- difficulties in coordinating and managing foreign operations, including ensuring that foreign operations comply with foreign laws as well as U.S. laws applicable to U.S. companies with foreign operations, such as export laws and the Foreign Corrupt Practices Act.

Any of these factors, or any other international factors, could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we can successfully manage these risks or avoid their effects.

The consolidation of drug wholesalers and other wholesaler actions could increase competitive and pricing pressures on pharmaceutical manufacturers, including us.

We sell our pharmaceutical products primarily through wholesalers. These wholesale customers comprise a significant part of the distribution network for pharmaceutical products in the United States. This distribution network is continuing to undergo significant consolidation. As a result, a smaller number of large wholesale distributors control a significant share of the market. We expect that consolidation of drug wholesalers will increase competitive and pricing pressures on pharmaceutical manufacturers, including us. In addition, wholesalers may apply pricing pressure through fee-for-service arrangements, and their purchases may exceed customer demand, resulting in reduced wholesaler purchases in later quarters. We cannot assure you that we can manage these pressures or that wholesaler purchases will not decrease as a result of this potential excess buying.

Our failure to attract and retain key managerial, technical, scientific, selling and marketing personnel could adversely affect our business.

Our success depends upon our retention of key managerial, technical, scientific, selling and marketing personnel. The loss of the services of key personnel might significantly delay or prevent the achievement of our development and strategic objectives.

We must continue to attract, train and retain managerial, technical, scientific, selling and marketing personnel. Competition for such highly skilled employees in our industry is high, and we cannot be certain that we will be successful in recruiting or retaining such personnel. We also believe that our success depends to a significant extent on the ability of our key personnel to operate effectively, both individually and as a group. If we are unable to identify, hire and integrate new employees in a timely and cost-effective manner, our operating results may suffer.

Acquisitions of technologies, products, and businesses could disrupt our business, involve increased expenses and present risks not contemplated at the time of the transactions.

As part of our business strategy, we regularly consider and, as appropriate, make acquisitions of technologies, products and businesses that we believe are complementary to our business. Acquisitions typically entail many risks and could result in difficulties in integrating the operations, personnel, technologies and products acquired, some of which may result in significant charges to earnings. Issues that must be addressed in integrating the acquired technologies, products and businesses into our own include:

- conforming standards, controls, procedures and policies, business cultures and compensation structures;
- conforming information technology and accounting systems;
- consolidating corporate and administrative infrastructures;
- consolidating sales and marketing operations;
- retaining existing customers and attracting new customers;
- retaining key employees;
- identifying and eliminating redundant and underperforming operations and assets;
- minimizing the diversion of management's attention from ongoing business concerns;
- coordinating geographically dispersed organizations;
- managing tax costs or inefficiencies associated with integrating operations; and
- making any necessary modifications to operating control standards to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

If we are unable to successfully integrate our acquisitions with our existing business, we may not obtain the advantages that the acquisitions were intended to create, which may materially adversely affect our business, results of operations, financial condition and cash flows, our ability to develop and introduce new products and the market price of our stock. Actual costs and sales synergies, if achieved at all, may be lower than we expect and may take longer to achieve than we anticipate. In connection with acquisitions, we could experience disruption in our business or employee base, or key employees of companies that we acquire may seek employment elsewhere, including with our competitors. Furthermore, the products of companies we acquire may overlap with our products or those of our customers, creating conflicts with existing relationships or with other commitments that are detrimental to the integrated businesses.

Compliance with the extensive government regulations to which we are subject is expensive and time consuming, and may result in the delay or cancellation of product sales, introductions or modifications.

Extensive industry regulation has had, and will continue to have, a significant impact on our business, especially our product development and manufacturing capabilities. All companies that manufacture, market and distribute pharmaceuticals and medical devices, including us, are subject to extensive, complex, costly and evolving regulation by federal governmental authorities, principally by the FDA and the U.S. Drug Enforcement Administration, or DEA, and similar foreign and state government agencies. Failure to comply with the regulatory requirements of the FDA, DEA and other U.S. and foreign regulatory agencies may subject a company to administrative or judicially imposed sanctions, including, among others, a refusal to approve a pending application to market a new product or a new indication for an existing product. The Federal Food, Drug, and Cosmetic Act, the Controlled Substances Act and other domestic and foreign statutes and regulations govern or influence the research, testing, manufacturing, packing, labeling, storing, record keeping, safety, effectiveness, approval, advertising, promotion, sale and distribution of our products. Under certain of these regulations, we are subject to periodic inspection of our facilities, production processes and control operations and/or the testing of our products by the FDA, the DEA and other authorities, to confirm that we are in compliance with all applicable regulations, including the FDA's cGMPs, with respect to drug and biologic products, and the FDA's QSR, with respect to medical device products. The FDA conducts pre-approval and post-approval reviews and plant inspections of us and our direct and indirect suppliers to determine whether our record keeping, production processes and controls, personnel and quality control are in compliance with the cGMPs, the QSR and other FDA regulations. We are also required to perform extensive audits of our vendors, contract laboratories and suppliers to ensure that they are compliant with these requirements. In addition, in order to commercialize our products or new indications for an existing product, we must demonstrate that the product or new indication is safe and effective, and that our and our suppliers' manufacturing facilities are compliant with applicable regulations, to the satisfaction of the FDA and other regulatory agencies.

The process for obtaining governmental approval to manufacture and to commercialize pharmaceutical and medical device products is rigorous, typically takes many years and is costly, and we cannot predict the extent to which we may be affected by legislative and regulatory developments. We are dependent on receiving FDA and other governmental approvals prior to manufacturing, marketing and distributing our products. We may fail to obtain approval from the FDA or other governmental authorities for our product candidates, or we may experience delays in obtaining such approvals, due to varying interpretations of data or our failure to satisfy rigorous efficacy, safety and manufacturing quality standards. Consequently, there is always a risk that the FDA or other applicable governmental authorities will not approve our products, or will take post-approval action limiting or revoking our ability to sell our products, or that the rate, timing and cost of such approvals will adversely affect our product introduction plans, results of operations and stock price. Despite the time and expense exerted, regulatory approval is never guaranteed.

Even after we obtain regulatory approval or clearance for a product candidate or new indication, we are subject to extensive regulation, including ongoing compliance with the FDA's cGMPs and QSR, implementation of REMS programs, completion of post-marketing clinical studies mandated by the FDA, and compliance with regulations relating to labeling, advertising, marketing and promotion. In addition, we are subject to adverse event reporting regulations that require us to report to the FDA if our products are associated with a death or serious injury. If we or any third party that we involve in the testing, packaging, manufacture, labeling, marketing and distribution of our products fail to comply with any such regulations, we may be subject to, among other things, warning letters, product seizures, recalls, fines or other civil penalties, injunctions, suspension or revocation of approvals, operating restrictions and/or criminal prosecution. The FDA recently has increased its enforcement activities related to the advertising and promotion of pharmaceutical, biological and medical device products. In particular, the FDA has expressed concern regarding the pharmaceutical and medical device industry's compliance with the agency's regulations and guidance governing direct-to-consumer advertising, and has increased its scrutiny of such promotional materials. For example, we received a warning letter from the FDA in May 2007 stating that we submitted a false and misleading journal advertisement for *Acular LS®*. The FDA may limit or, with respect to certain products, terminate our dissemination of direct-to-consumer advertisements in the future, which could cause sales of those products to decline. Physicians may prescribe pharmaceutical and biologic products, and utilize medical device products for uses that are not described in the product's labeling or differ from those tested by us and approved or cleared by the FDA. While such off-label uses are common and the FDA does not regulate a physician's choice of treatment, a manufacturer's communications regarding an approved product's off-label uses are restricted by federal statutes, FDA regulations and other governmental communications. For example, the FDA issued final guidelines on January 13, 2009 setting forth "good reprint practices" for drug and medical device manufacturers, which provide detailed recommendations for drug and device companies to follow when disseminating journal articles and referencing publications describing off-label uses of their approved products to health care professionals and entities. The standards associated with such laws and rules are complex, not well defined or articulated and are subject to conflicting interpretations. If, in the view of the FDA or other governmental agency, our promotional activities fail to comply with applicable laws, regulations, guidelines or interpretations, we may be subject to enforcement actions by the FDA or other governmental enforcement authorities.

From time to time, legislative or regulatory proposals are introduced that could alter the review and approval process relating to our products. It is possible that the FDA or other governmental authorities will issue additional regulations further restricting the sale of our present or proposed products. Any change in legislation or regulations that govern the review and approval process relating to our current and future products could make it more difficult and costly to obtain approval for new products, or to produce, market and distribute existing products.

If we market products in a manner that violates health care fraud and abuse laws, we may be subject to civil or criminal penalties.

The federal health care program Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any health care item or service reimbursable under Medicare, Medicaid or other federally financed health care programs. This statute has been interpreted to apply to arrangements between pharmaceutical or medical device manufacturers, on the one hand, and prescribers, purchasers and formulary managers, on the other hand. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration could be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to get a false claim paid. Pharmaceutical companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion that caused claims to be submitted to Medicaid for non-covered off-label uses; and submitting inflated best price information to the Medicaid Drug Rebate Program.

On March 3, 2008, we received service of a Subpoena Duces Tecum from the U.S. Attorney, U.S. Department of Justice, Northern District of Georgia, or DOJ. The subpoena requests the production of documents relating to our sales and marketing practices in connection with *Botox*®. The subpoena requires us to produce a significant number of electronic and hard copy documents created over multiple years and existing in numerous electronic data bases and hard copy files. The time and expense associated with responding to the subpoena and conducting a substantive review of the documents, underlying facts and other matters involved in the DOJ's inquiry may be extensive and we cannot predict the results of our review of the responsive documents and underlying facts or the results of the DOJ's inquiry. The costs of responding to the DOJ's inquiry, defending any claims raised on behalf of the government, and any resulting fines, civil damages, penalties and administrative actions could have a material impact on our reputation, business and financial condition and divert the attention of our management from operating our business. See Item 3 of Part I of this report, "Legal Proceedings" and Note 15, "Commitments and Contingencies," in our notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules" for information concerning the DOJ's inquiry.

The Health Insurance Portability and Accountability Act of 1996 created two new federal crimes: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services.

The majority of states also have statutes or regulations similar to these federal laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. In addition, some states have laws that require pharmaceutical companies to adopt comprehensive compliance programs. For example, under California law, pharmaceutical companies must adopt a comprehensive compliance program that is in accordance with both the April 2003 Office of Inspector General Compliance Program Guidance for Pharmaceutical Manufacturers and the Pharmaceutical Research and Manufacturers of America Code on Interactions with Healthcare Professionals, or the PhRMA Code, as updated in July 2008 and effective in January 2009. The PhRMA Code seeks to promote transparency in relationships between healthcare professionals and the pharmaceutical industry and to ensure that pharmaceutical marketing activities comport with the highest ethical standards. The most recent revisions to the PhRMA Code, effective January 2009, restrict or prohibit many activities previously permissible under the prior PhRMA Code, including: a prohibition on any entertainment or recreational events for non-employee healthcare professionals including strict limitations on meals with physicians; the elimination of non-educational business gifts; restrictions on speaker programs; and clarifications on continuing medical education funding. The updated PhRMA Code also requires that pharmaceutical companies train their representatives on all applicable laws, regulations and industry codes governing interactions with healthcare professionals. In addition, the Advanced Medical Technology Association's Revised Code of Ethics, or the AdvaMed Code, also seeks to ensure that medical device companies and healthcare professionals have collaborative relationships that meet high ethical standards; medical decisions are based on the best interests of patients; and medical device companies and healthcare professionals comply with applicable laws, regulations and government guidance. The AdvaMed Code was updated in December 2008 and will be effective in July 2009. The revisions generally follow the 2008 changes in the PhRMA Code and include limitations on consulting arrangements, entertainment, meals and gifts, among others. We have adopted and implemented a compliance program which we believe satisfies the requirements of these laws, regulations and industry codes.

Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, criminal fines and imprisonment. Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. For example, we and several other pharmaceutical companies are currently subject to suits by governmental entities in several jurisdictions, including Erie, Oswego and Schenectady Counties in New York and in Alabama alleging that we and these other companies, through promotional, discounting and pricing practices, reported false and inflated average wholesale prices or wholesale acquisition costs and failed to report best prices as required by federal and state rebate statutes, resulting in the plaintiffs overpaying for certain medications. If our past or present operations are found to be in violation of any of the laws described above or other similar governmental regulations to which we are subject, we may be subject to the applicable penalty associated with the violation which could adversely affect our ability to operate our business and our financial results.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

We are subject to the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits companies and their intermediaries from making payments to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We are also subject to anti-bribery laws in the jurisdictions in which we operate. Although we have policies and procedures designed to ensure that we, our employees and our agents comply with the FCPA and other anti-bribery laws, there is no assurance that such policies or procedures will protect us against liability under the FCPA or other laws for actions taken by our agents, employees and intermediaries with respect to our business or any businesses that we acquire. We do business in a number of countries in which FCPA violations have recently been enforced. Failure to comply with the FCPA, other anti-bribery laws or other laws governing the conduct of business with foreign government entities, including local laws, could disrupt our business and lead to severe criminal and civil penalties, including imprisonment, criminal and civil fines, loss of our export licenses, suspension of our ability to do business with the federal government, denial of government reimbursement for our products and exclusion from participation in government healthcare programs. Other remedial measures could include further changes or enhancements to our procedures, policies, and controls and potential personnel changes and/or disciplinary actions, any of which could have a material adverse affect on our business, financial condition, results of operations and liquidity. We could also be adversely affected by any allegation that we violated such laws.

If our collaborative partners do not perform, we will be unable to develop and market products as anticipated.

We have entered into collaborative arrangements with third parties to develop and market certain products, including our arrangement with GlaxoSmithKline to market *Botox*® in Japan and China and certain other products in the United States, our arrangement with Indevus to market *Sanctura XR®* in the United States, our co-promotion agreement with Covidien to promote the *Lap-Band®* System in the United States, our agreement with Clinique to develop, market and distribute a new physician dispensed skin care line for sale in the United States, our agreement with Stiefel to co-promote our current *Tazorac®* products to dermatologists and pediatricians and to develop and commercialize new products that include tazarotene, and our collaboration with Spectrum for the development and commercialization of apaziquone. We cannot assure you that these collaborations will be successful, lead to additional sales of our products or lead to the creation of additional products. If we fail to maintain our existing collaborative arrangements or fail to enter into additional collaborative arrangements, our licensing revenues and/or the number of products from which we could receive future revenues could decline.

Our dependence on collaborative arrangements with third parties subjects us to a number of risks. These collaborative arrangements may not be on terms favorable to us. Agreements with collaborative partners typically allow partners significant discretion in marketing our products or electing whether or not to pursue any of the planned activities. We cannot fully control the amount and timing of resources our collaborative partners may devote to products based on the collaboration, and our partners may choose to pursue alternative products to the detriment of our collaboration. In addition, our partners may not perform their obligations as expected. Business combinations, significant changes in a collaborative partner's business strategy, or its access to financial resources may adversely affect a partner's willingness or ability to complete its obligations. Moreover, we could become involved in disputes with our partners, which could lead to delays or termination of the collaborations and time-consuming and expensive litigation or arbitration. Even if we fulfill our obligations under a collaborative agreement, our partner can terminate the agreement under certain circumstances. If any collaborative partners were to terminate or breach our agreements with them, or otherwise fail to complete their obligations in a timely manner, we could be materially and adversely affected.

Unanticipated changes in our tax rates or exposure to additional income tax liabilities could affect our profitability.

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in U.S. tax laws and regulations, changes in our interpretations of tax laws, including pending tax law changes, changes in our manufacturing activities and changes in our future levels of research and development spending. In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other local, state and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our estimated income tax liabilities. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our provision for income taxes and estimated income tax liabilities.

Changes in applicable tax laws may adversely affect sales or the profitability of *Botox®*, *Botox®* Cosmetic, our dermal fillers or breast implants. Because *Botox®* and *Botox®* Cosmetic are pharmaceutical products and our dermal fillers and breast implants are medical devices, we generally do not collect or pay state sales or other tax on sales of *Botox®*, *Botox®* Cosmetic, our dermal fillers or our breast implants. We could be required to collect and pay state sales or other tax associated with prior, current or future years on sales of *Botox®* or *Botox®* Cosmetic, our dermal fillers or breast implants. In addition to any retroactive taxes and corresponding interest and penalties that could be assessed, if we were required to collect or pay state sales or other tax associated with current or future years on sales of *Botox®*, *Botox®* Cosmetic, our dermal fillers or breast implants, our sales of, or our profitability from, *Botox®*, *Botox®* Cosmetic, our dermal fillers or breast implants could be adversely affected due to the increased cost associated with those products.

The terms of our debt agreements impose restrictions on us. Failure to comply with these restrictions could result in acceleration of our substantial debt. Were this to occur, we might not have, or be able to obtain, sufficient cash to pay our accelerated indebtedness.

Our total indebtedness as of December 31, 2008 was approximately $1,639.7 million. This indebtedness may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which it operates and, consequently, place us at a competitive disadvantage to our competitors. The operating and financial restrictions and covenants in our debt agreements may adversely affect our ability to finance future operations or capital needs or to engage in new business activities. For example, our debt agreements restrict our ability to, among other things:

- incur liens or engage in sale lease-back transactions; and
- engage in consolidations, mergers and asset sales.

In addition, our debt agreements include financial covenants that we maintain certain financial ratios. As a result of these covenants and ratios, we have certain limitations on the manner in which we can conduct our business, and we may be restricted from engaging in favorable business activities or financing future operations or capital needs. Accordingly, these restrictions may limit our ability to successfully operate our business. Failure to comply with the financial covenants or to maintain the financial ratios contained in our debt agreements could result in an event of default that could trigger acceleration of our indebtedness. We cannot assure you that our future operating results will be sufficient to ensure compliance with the covenants in our debt agreements or to remedy any such default. In addition, in the event of any default and related acceleration of obligations, we may not have or be able to obtain sufficient funds to make any accelerated payments.

Litigation may harm our business or otherwise distract our management.

Substantial, complex or extended litigation could cause us to incur large expenditures and distract our management. For example, lawsuits by employees, stockholders, customers or competitors could be very costly and substantially disrupt our business. Disputes from time to time with such companies or individuals are not uncommon, and we cannot assure you that that we will always be able to resolve such disputes out of court or on terms favorable to us.

Our publicly-filed SEC reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to us and have a material adverse impact on the trading price of our common stock.

The reports of publicly-traded companies are subject to review by the Securities and Exchange Commission from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies' public filings, and comprehensive reviews of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. While we believe that our previously filed SEC reports comply, and we intend that all future reports will comply in all material respects with the published rules and regulations of the SEC, we could be required to modify or reformulate information contained in prior filings as a result of an SEC review. Any modification or reformulation of information contained in such reports could be significant and could result in material liability to us and have a material adverse impact on the trading price of our common stock.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our operations are conducted in owned and leased facilities located throughout the world. We believe our present facilities are adequate for our current needs. Our headquarters and primary administrative and research facilities, which we own, are located in Irvine, California. We lease additional facilities in California to provide administrative, research and raw material support, manufacturing, warehousing and distribution. We own one facility in Texas for manufacturing and warehousing.

Outside of the United States, we own, lease and operate various facilities for manufacturing and warehousing. Those facilities are located in Brazil, France, Ireland and Costa Rica. Other material facilities include leased facilities for administration in Australia, Brazil, Canada, France, Germany, Hong Kong, Ireland, Italy, Japan, Korea, Singapore, Spain and the United Kingdom. In January 2008, we announced that production at our Arklow, Ireland breast implant manufacturing facility, which we acquired in connection with the Inamed acquisition, will be transferred to our San José, Costa Rica manufacturing plant and we plan to phase out production at our Arklow, Ireland manufacturing facility by the second quarter of 2009.

Item 3. *Legal Proceedings*

We are involved in various lawsuits and claims arising in the ordinary course of business.

In August 2004, James Clayworth, R.Ph., doing business as Clayworth Pharmacy, filed a complaint entitled "Clayworth v. Allergan, et al." in the Superior Court of the State of California for the County of Alameda. The complaint, as amended, named us and 12 other defendants and alleged unfair business practices, including a price fixing conspiracy relating to the reimportation of pharmaceuticals from Canada. The complaint sought damages, equitable relief, attorneys' fees and costs. On January 8, 2007, the court entered a notice of entry of judgment of dismissal against the plaintiffs dismissing the plaintiffs' complaint. On the same date, the plaintiffs filed a notice of appeal with the Court of Appeal of the State of California, First Appellate District. On April 14, 2007, the plaintiffs filed an opening brief with the Court of Appeal of the State of California. The defendants filed their joint opposition on July 5, 2007, and the plaintiffs filed their reply on August 24, 2007. On May 14, 2008, the court heard oral arguments and took the matter under submission. On July 25, 2008, the Court of Appeal of the State of California affirmed the Superior Court of the State of California for the County of Alameda's ruling granting our motion for summary judgment. On August 11, 2008, the plaintiffs filed a petition for rehearing with the Court of Appeal of the State of California. On August 19, 2008, the court denied the plaintiffs' petition for rehearing. On September 3, 2008, the plaintiffs filed a petition for review with the Supreme Court of the State of California. On November 19, 2008, the Supreme Court of the State of California granted the plaintiffs' petition for review. On February 17, 2009, the plaintiffs filed their opening brief on the merits with the Supreme Court of the State of California.

In May 2005, after receiving a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Apotex, Inc., or Apotex, indicating that Apotex had filed an Abbreviated New Drug Application, or ANDA, with the FDA for a generic form of *Acular LS*®, we, along with Roche Palo Alto LLC, or Roche, the holder of U.S. Patent No. 5,110,493, or the '493 patent, filed a complaint captioned "Roche Palo Alto LLC, formerly known as Syntex (U.S.A.) LLC and Allergan, Inc. v. Apotex, Inc., et al." in the U.S. District Court for the Northern District of California. In the complaint, we asked the court to find that the '493 patent is valid, enforceable and infringed by Apotex's proposed generic drug. Apotex filed an answer to the complaint and a counterclaim. We moved for summary judgment and, on September 11, 2007, the court granted our motion for summary judgment. On September 26, 2007, Apotex filed a notice of appeal with the U.S. Court of Appeals for the Federal Circuit. The parties filed their briefs in the appeal and the court heard oral arguments on May 7, 2008. On July 9, 2008, the U.S. Court of Appeals for the Federal Circuit affirmed the U.S. District Court for the Northern District of California's grant of our motion for summary judgment. On July 23, 2008, Apotex filed a combined petition for panel rehearing and rehearing en banc with the U.S. Court of Appeals for the Federal Circuit. On September 5, 2008, the court denied Apotex's combined petition for panel rehearing and rehearing en banc. On December 2, 2008, Apotex filed a petition for writ of certiorari with the Supreme Court of the United States. On January 26, 2009, the Supreme Court of the United States denied Apotex's petition.

In February 2007, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Exela PharmSci, Inc., or Exela, indicating that Exela had filed an ANDA with the FDA for a generic form of *Alphagan® P* 0.15%. In the certification, Exela contends that U.S. Patent Nos. 5,424,078, 6,562,873, 6,627,210, 6,641,834 and 6,673,337, all of which are assigned to us and are listed in the Orange Book under *Alphagan® P* 0.15%, are invalid and/or not infringed by the proposed Exela product. In March 2007, we filed a complaint against Exela in the U.S. District Court for the Central District of California entitled "Allergan, Inc. v. Exela PharmSci, Inc., et al.", or the Exela Action. In our complaint, we allege that Exela's proposed product infringes U.S. Patent No. 6,641,834. In April 2007, we filed an amended complaint adding Paddock Laboratories, Inc. and PharmaForce, Inc. as defendants. Also in April 2007, Exela filed a complaint for declaratory judgment in the U.S. District Court for the Eastern District of Virginia, Alexandria Division, entitled "Exela PharmSci, Inc. v. Allergan, Inc." Exela's complaint seeks a declaration of noninfringement, unenforceability, and/or invalidity of U.S. Patent Nos. 5,424,078, 6,562,873, 6,627,210, 6,641,834 and 6,673,337. In June 2007, Exela filed a voluntary dismissal without prejudice in the Virginia action.

In April 2007, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Apotex indicating that Apotex had filed ANDAs with the FDA for generic versions of *Alphagan® P* 0.15% and *Alphagan® P* 0.1%. In the certification, Apotex contends that U.S. Patent Nos. 5,424,078, 6,562,873, 6,627,210, 6,641,834 and 6,673,337, all of which are assigned to us and are listed in the Orange Book under *Alphagan® P* 0.15% and *Alphagan® P* 0.1%, are invalid and/or not infringed by the proposed Apotex products. In May 2007, we filed a complaint against Apotex in the U.S. District Court for the District of Delaware entitled "Allergan, Inc. v. Apotex, Inc. and Apotex Corp.", or the Apotex Action. In our complaint, we allege that Apotex's proposed products infringe U.S. Patent Nos. 5,424,078, 6,562,873, 6,627,210, 6,641,834 and 6,673,337. In June 2007, Apotex filed its answer, including defenses and counterclaims. In July 2007, we filed a response to Apotex's counterclaims.

In May 2007, we filed a motion with the multidistrict litigation panel to consolidate the Exela Action and the Apotex Action in the District of Delaware. A hearing on our motion took place on July 26, 2007. On August 20, 2007, the panel granted our motion and transferred the Exela Action to the District of Delaware for coordinated or consolidated pretrial proceedings with the Apotex Action. On March 26, 2008, the defendants in the Exela Action consented to trial in Delaware. On January 20, 2009, we and defendants Paddock Laboratories, Inc. and Pharmaforce, Inc. entered into a settlement agreement and submitted a consent judgment to the court. The court has scheduled a trial date for March 9, 2009 for the remaining defendants in the Apotex Action and the Exela Action.

In August 2007, a complaint entitled "Ocular Research of Boston, Inc. v. Allergan, Inc." was filed in the U.S. District Court for the Eastern District of Texas, Marshall Division. The complaint alleges that our *Refresh Dry Eye Therapy®*, *Refresh Endura®* and *Restasis®* products infringe U.S. Patent No. 5,578,586, or the '586 patent entitled "Dry Eye Treatment Process and Solution" and seeks a permanent injunction against us enjoining us from making, using, selling or offering for sale in the United States any product utilizing the patented inventions or designs claimed in the '586 patent. The complaint also seeks treble damages for willful infringement, interest on such damages, costs and attorneys' fees. On November 1, 2007, we filed an answer and counterclaims to the complaint, asserting the patent is invalid and not infringed by any of our products. The court has scheduled a trial date for August 2, 2010.

In October 2007, we received a paragraph 4 invalidity and noninfringement Hatch-Waxman Act certification from Apotex indicating that Apotex had filed an ANDA with the FDA for a generic version of *Zymar®*. In the certification, Apotex contends that U.S. Patent Nos. 5,880,283 and 6,333,045, both of which are licensed to us and are listed in the Orange Book under *Zymar®*, are invalid and/or not infringed by the proposed Apotex product. In November 2007, we, Senju Pharmaceutical Co., Ltd., or Senju, and Kyorin Pharmaceutical Co., Ltd., or Kyorin, filed a complaint captioned "Allergan, Inc., Senju Pharmaceutical Co., Ltd. and Kyorin

Pharmaceutical Co., Ltd. v. Apotex, Inc., et al." in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No. 6,333,045. On January 22, 2008, Apotex filed an answer and a counterclaim, as well as a motion to partially dismiss the plaintiffs' complaint. On February 8, 2008, we, Senju and Kyorin filed a response of non-opposition to Apotex's motion to partially dismiss the complaint. The court has scheduled a trial date for January 11, 2010.

In November 2007, we filed a complaint captioned "Allergan, Inc. v. Cayman Chemical Company, Jan Marini Skin Research, Inc., Athena Cosmetics, Inc., Dermaquest, Inc., Intuit Beauty, Inc., Civic Center Pharmacy and Photomedex, Inc." in the U.S. District Court for the Central District of California. In our complaint, we allege that the defendants are infringing U.S. Patent No. 6,262,105, or the '105 patent, licensed to us by Murray A. Johnstone, M.D. On January 7, 2008, Photomedex, Inc., or Photomedex, filed a motion to dismiss our complaint. On January 23, 2008, we filed a motion for leave to file a second amended complaint to add Murray A. Johnstone, the holder of the '105 patent, as a plaintiff and to add Global MDRx and ProCyte Corporation, or ProCyte, as defendants. On March 3, 2008, the U.S. District Court for the Central District of California denied Photomedex's motion to dismiss and granted our motion for leave to file a second amended complaint. On April 28, 2008, we filed a motion for leave to file a third amended complaint to add patent infringement claims relating to U.S. Patent No. 7,351,404 against the defendants, and to add Athena Bioscience, LLC, or Athena Bioscience, and Cosmetic Alchemy, LLC as additional defendants. On July 17, 2008, we and Jan Marini Skin Research, Inc., or Jan Marini, entered into a settlement agreement under which Jan Marini agreed to acknowledge the validity of our patents in exchange for our dismissing all claims against Jan Marini. On July 21, 2008, we and Intuit Beauty, Inc., or Intuit, entered into a settlement agreement under which Intuit agreed to acknowledge the validity of our patents in exchange for our dismissing all claims against Intuit. On July 28, 2008, the court entered a default judgment against Global MDRx for failure to defend against the summons. On August 6, 2008, the court dismissed Intuit with prejudice. On August 11, 2008, the U.S. District Court for the Central District of California dismissed Jan Marini with prejudice. On September 27, 2008, we and Cayman Chemical Company, or Cayman, entered into a settlement agreement under which Cayman agreed to cease selling certain compounds to be used in particular types of products in exchange for our dismissing all claims against Cayman. On October 16, 2008, Global MDRx filed a motion to set aside the default judgment. On October 27, 2008, the court dismissed Cayman without prejudice. On November 4, 2008, we, Photomedex and ProCyte entered into a settlement agreement under which Photomedex and ProCyte agreed to acknowledge the validity of our patents in exchange for our dismissing all claims against Photomedex and ProCyte. On November 17, 2008, the court denied Global MDRx's motion to set aside the default judgment. On December 31, 2008, we and Athena Bioscience entered into a settlement agreement under which Athena Bioscience agreed to cease selling certain products and acknowledged the validity of the patents in exchange for our dismissing all claims against Athena Bioscience. On January 30, 2009, we, along with Dr. Johnstone, filed a motion for leave to file a fourth amended complaint adding Pharma Tech, Inc., or Pharma Tech, Dimensional Merchandising, Inc., or Dimensional Merchandising, and Cosmetic Technologies, Inc., or Cosmetic Technologies, as new defendants. Pharma Tech, Dimensional Merchandising and Cosmetic Technologies are the suppliers and manufacturers of Athena Cosmetic, Inc.'s eyelash products. On February 4, 2009, we, along with Dr. Johnstone, filed a motion for default judgment and injunction against Global MDRx. The court has scheduled a trial date for January 19, 2010 for the remaining defendants.

In March 2008, we received service of a Subpoena Duces Tecum from the DOJ. The subpoena requests the production of documents relating to our sales and marketing practices in connection with *Botox®*.

In July 2008, a complaint entitled "Kramer, Bryant, Spears, Doolittle, Clark, Whidden, Powell, Moore, Hennessey, Sody, Breeding, Downey, Underwood-Boswell, Reed-Momot, Purdon & Hahn v. Allergan, Inc." was filed in the Superior Court for the State of California for the County of Orange. The complaint makes allegations against us relating to *Botox®* and *Botox®* Cosmetic including failure to warn, manufacturing defects, negligence, breach of implied and express warranties, deceit by concealment and negligent misrepresentation and seeks damages, attorneys' fees and costs. On July 17, 2008, the plaintiffs filed a first amended complaint. On September 29, 2008, we filed an answer to the first amended complaint. On February 2, 2009, the plaintiffs filed a request for dismissal without prejudice as to plaintiffs Hennessey, Hahn and Underwood-Boswell. A status conference was held on February 17, 2009. The court scheduled a further status conference for June 22, 2009.

We are involved in various other lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of management, immaterial both individually and in the aggregate with respect to our consolidated financial position, liquidity or results of operations.

Because of the uncertainties related to the incurrence, amount and range of loss on any pending litigation, investigation, inquiry or claim, management is currently unable to predict the ultimate outcome of any litigation, investigation, inquiry or claim, determine whether a liability has been incurred or make an estimate of the reasonably possible liability that could result from an unfavorable outcome. We believe however, that the liability, if any, resulting from the aggregate amount of uninsured damages for any outstanding litigation, investigation or claim, other than the inquiry being conducted by the DOJ discussed in Note 15, "Commitments and Contingencies," in our notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules" will not have a material adverse effect on our consolidated financial position, liquidity or results of operations. However, an adverse ruling in a patent infringement lawsuit involving us could materially affect our ability to sell one or more of our products or could result in additional competition. In view of the unpredictable nature of such matters, we cannot provide any assurances regarding the outcome of any litigation, investigation, inquiry or claim to which we are a party or the impact on us of an adverse ruling in such matters.

Item 4. *Submission of Matters to a Vote of Security Holders*

We did not submit any matter during the fourth quarter of the fiscal year covered by this report to a vote of security holders, through the solicitation of proxies or otherwise.

PART II

Item 5. ***Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

The following table shows the quarterly price range of our common stock and the cash dividends declared per share of common stock during the periods listed.

	2008			2007(1)		
Calendar Quarter	**Low**	**High**	**Div.**	**Low**	**High**	**Div.**
First	$53.51	$70.40	$0.05	$52.50	$60.61	$0.05
Second	51.00	60.29	0.05	55.15	62.50	0.05
Third	50.01	61.72	0.05	56.96	66.15	0.05
Fourth	28.95	52.78	0.05	60.79	69.15	0.05

(1) Historical stock prices and dividends adjusted to reflect the effect of our two-for-one stock split that was completed on June 22, 2007.

Our common stock is listed on the New York Stock Exchange and is traded under the symbol "AGN."

The approximate number of stockholders of record of our common stock was 5,623 as of February 17, 2009.

On February 3, 2009, our Board of Directors declared a cash dividend of $0.05 per share, payable March 13, 2009 to stockholders of record on February 20, 2009.

Securities Authorized for Issuance Under Equity Compensation Plans

The information included under Item 12 of Part III of this report, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters," is hereby incorporated by reference into this Item 5 of Part II of this report.

Issuer Purchases of Equity Securities

The following table discloses the purchases of our equity securities during the fourth fiscal quarter of 2008.

Period	**Total Number of Shares Purchased(1)**	**Average Price Paid per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs**	**Maximum Number (or Approximate Dollar Value) of Shares that May Yet be Purchased Under the Plans or Programs(2)**
October 1, 2008 to October 31, 2008	0	N/A	0	14,795,450
November 1, 2008 to November 30, 2008	0	N/A	0	14,855,802
December 1, 2008 to December 31, 2008	0	N/A	0	14,976,008
Total	0	N/A	0	N/A

(1) We maintain an evergreen stock repurchase program, which we first announced on September 28, 1993. Under the stock repurchase program, we may maintain up to 18.4 million repurchased shares in our treasury account at any one time. As of December 31, 2008, we held approximately 3.4 million treasury shares under this program. Effective February 6, 2009, we entered into a Rule 10b5-1 plan that authorizes our broker to purchase our common stock traded in the open market pursuant to our evergreen stock repurchase program. The terms of the plan set forth a maximum annual limit of 2.0 million shares to be repurchased, and certain quarterly maximum and minimum volume limits. The

term of our Rule 10b5-1 plan ends on December 31, 2009 and is cancellable at any time in our sole discretion and in accordance with applicable insider trading laws.

(2) The share numbers reflect the maximum number of shares that may be purchased under our stock repurchase program and are as of the end of each of the respective periods.

Item 6. *Selected Financial Data*

SELECTED CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(in millions, except per share data)				
Summary of Operations					
Product net sales	$4,339.7	$3,879.0	$3,010.1	$2,319.2	$2,045.6
Other revenues	63.7	59.9	53.2	23.4	13.3
Total revenues	4,403.4	3,938.9	3,063.3	2,342.6	2,058.9
Operating costs and expenses:					
Cost of sales (excludes amortization of acquired intangible assets)	761.2	673.2	575.7	385.3	381.7
Selling, general and administrative	1,856.0	1,680.1	1,333.4	936.8	791.7
Research and development	797.9	718.1	1,055.5	388.3	342.9
Amortization of acquired intangible assets	150.9	121.3	79.6	17.5	8.2
Restructuring charges and asset write-offs, net	41.3	26.8	22.3	43.8	7.0
Operating income (loss)	796.1	719.4	(3.2)	570.9	527.4
Non-operating (expense) income	(8.9)	(31.7)	(16.3)	28.3	4.7
Earnings (loss) from continuing operations before income taxes and minority interest	787.2	687.7	(19.5)	599.2	532.1
Earnings (loss) from continuing operations	578.6	501.0	(127.4)	403.9	377.1
Loss from discontinued operations	—	(1.7)	—	—	—
Net earnings (loss)	$ 578.6	$ 499.3	$ (127.4)	$ 403.9	$ 377.1
Basic earnings (loss) per share:					
Continuing operations	$ 1.90	$ 1.64	$ (0.43)	$ 1.54	$ 1.44
Discontinued operations	—	—	—	—	—
Diluted earnings (loss) per share:					
Continuing operations	$ 1.89	$ 1.62	$ (0.43)	$ 1.51	$ 1.41
Discontinued operations	—	—	—	—	—
Cash dividends per share	$ 0.20	$ 0.20	$ 0.20	$ 0.20	$ 0.18
Financial Position					
Current assets	$2,270.6	$2,124.2	$2,130.3	$1,825.6	$1,376.0
Working capital	1,573.6	1,408.5	1,472.2	781.6	916.4
Total assets	6,791.3	6,579.3	5,767.1	2,850.5	2,257.0
Long-term debt, excluding current portion	1,635.3	1,590.2	1,606.4	57.5	570.1
Total stockholders' equity	4,010.3	3,738.6	3,143.1	1,566.9	1,116.2

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This financial review presents our operating results for each of the three years in the period ended December 31, 2008, and our financial condition at December 31, 2008. Except for the historical information contained herein, the following discussion contains forward-looking statements which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements. We discuss such risks, uncertainties and other factors throughout this report and specifically under Item 1A of Part I of this report, "Risk Factors." In addition, the following review should be read in connection with the information presented in our consolidated financial statements and the related notes to our consolidated financial statements.

Critical Accounting Policies, Estimates and Assumptions

The preparation and presentation of financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires us to establish policies and to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. In our judgment, the accounting policies, estimates and assumptions described below have the greatest potential impact on our consolidated financial statements. Accounting assumptions and estimates are inherently uncertain and actual results may differ materially from our estimates.

Revenue Recognition

We recognize revenue from product sales when goods are shipped and title and risk of loss transfer to our customers. A substantial portion of our revenue is generated by the sale of specialty pharmaceutical products (primarily eye care pharmaceuticals, skin care and urologics products) to wholesalers within the United States, and we have a policy to attempt to maintain average U.S. wholesaler inventory levels at an amount less than eight weeks of our net sales. A portion of our revenue is generated from consigned inventory of breast implants maintained at physician, hospital and clinic locations. These customers are contractually obligated to maintain a specific level of inventory and to notify us upon the use of consigned inventory. Revenue for consigned inventory is recognized at the time we are notified by the customer that the product has been used. Notification is usually through the replenishing of the inventory, and we periodically review consignment inventories to confirm the accuracy of customer reporting.

We generally offer cash discounts to customers for the early payment of receivables. Those discounts are recorded as a reduction of revenue and accounts receivable in the same period that the related sale is recorded. The amounts reserved for cash discounts were $3.3 million and $1.8 million at December 31, 2008 and 2007, respectively. Provisions for cash discounts deducted from consolidated sales in 2008, 2007 and 2006 were $42.1 million, $35.1 million and $30.9 million, respectively. We permit returns of product from most product lines by any class of customer if such product is returned in a timely manner, in good condition and from normal distribution channels. Return policies in certain international markets and for certain medical device products, primarily breast implants, provide for more stringent guidelines in accordance with the terms of contractual agreements with customers. Our estimates for sales returns are based upon the historical patterns of product returns matched against sales, and management's evaluation of specific factors that may increase the risk of product returns. The amount of allowances for sales returns recognized in our consolidated balance sheets at December 31, 2008 and 2007 were $25.3 million and $29.8 million, respectively, and are recorded in "Other accrued expenses" and "Trade receivables, net" in our consolidated balance sheets. The decrease in the amount of allowances for sales returns at December 31, 2008 compared to December 31, 2007 was primarily due to a reduction in the rate of returns for medical device products and a decline in net sales of breast implant products in the fourth quarter of 2008 compared to the corresponding period in 2007. See Note 5, "Composition of Certain Financial Statement Captions" in the notes to our consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules." Provisions for sales returns deducted from consolidated sales were $327.7 million, $297.4 million and $146.5 million in 2008, 2007 and 2006, respectively. The increase in the provision for sales returns in 2008 compared to 2007 is primarily due to the overall increase in net sales in 2008 compared to 2007. The increase in the provision for sales returns in 2007 compared to 2006 was primarily due to growth in net sales of medical device products, primarily breast implants, which generally have a significantly higher rate of return than specialty pharmaceutical products. Historical allowances for cash discounts and product returns have been within the amounts reserved or accrued.

We participate in various managed care sales rebate and other incentive programs, the largest of which relates to Medicaid and Medicare. Sales rebate and other incentive programs also include contractual volume rebate programs and chargebacks, which are contractual discounts given primarily to federal government agencies, health maintenance organizations, pharmacy benefits managers and group purchasing organizations. We also offer rebate and other incentive programs for our aesthetic products, including *Botox*® Cosmetic and *Juvéderm*®. Sales rebates and incentive accruals reduce revenue in the same period that the related sale is recorded and are included in "Other accrued expenses" in our consolidated balance sheets. The amounts accrued for sales rebates and other incentive programs were $100.9 million and $82.0 million at December 31, 2008 and 2007, respectively. Provisions for sales rebates and other incentive programs deducted from consolidated sales were $302.4 million, $224.1 million and $175.6 million in 2008, 2007 and 2006, respectively. The increases in the amounts accrued at December 31, 2008 compared to December 31, 2007 and the provisions for sales rebates and other incentive programs in 2008 and 2007 compared to the corresponding prior year are primarily due to an increase in U.S. sales of products subject to managed care and contractual volume rebate and incentive programs, principally eye care pharmaceuticals, *Botox*® and obesity intervention products, as well as an increase in sales of our aesthetic products subject to our rebate and incentive programs. In addition, an increase in our published list prices in the United States for pharmaceutical products, which occurred for several of our products in both 2008 and 2007, generally results in higher provisions for sales rebates and other incentive programs deducted from consolidated sales.

Our procedures for estimating amounts accrued for sales rebates and other incentive programs at the end of any period are based on available quantitative data and are supplemented by management's judgment with respect to many factors, including but not limited to, current market dynamics, changes in contract terms, changes in sales trends, an evaluation of current laws and regulations and product pricing. Quantitatively, we use historical sales, product utilization and rebate data and apply forecasting techniques in order to estimate our liability amounts. Qualitatively, management's judgment is applied to these items to modify, if appropriate, the estimated liability amounts. There are inherent risks in this process. For example, customers may not achieve assumed utilization levels; customers may misreport their utilization to us; and actual movements of the U.S. Consumer Price Index — Urban, or CPI-U, which affect our rebate programs with U.S. federal and state government agencies, may differ from those estimated. On a quarterly basis, adjustments to our estimated liabilities for sales rebates and other incentive programs related to sales made in prior periods have not been material and have generally been less than 0.5% of consolidated product net sales. An adjustment to our estimated liabilities of 0.5% of consolidated product net sales on a quarterly basis would result in an increase or decrease to net sales and earnings before income taxes of approximately $5.0 million to $6.0 million. The sensitivity of our estimates can vary by program and type of customer. Additionally, there is a significant time lag between the date we determine the estimated liability and when we actually pay the liability. Due to this time lag, we record adjustments to our estimated liabilities over several periods, which can result in a net increase to earnings or a net decrease to earnings in those periods. Material differences may result in the amount of revenue we recognize from product sales if the actual amount of rebates and incentives differ materially from the amounts estimated by management.

We recognize license fees, royalties and reimbursement income for services provided as other revenues based on the facts and circumstances of each contractual agreement. In general, we recognize income upon the signing of a contractual agreement that grants rights to products or technology to a third party if we have no further obligation to provide products or services to the third party after entering into the contract. We defer income under contractual agreements when we have further obligations that indicate that a separate earnings process has not been completed.

Pensions

We sponsor various pension plans in the United States and abroad in accordance with local laws and regulations. Our U.S. pension plans account for a large majority of our aggregate pension plans' net periodic benefit costs and projected benefit obligations. In connection with these plans, we use certain actuarial assumptions to determine the plans' net periodic benefit costs and projected benefit obligations, the most significant of which are the expected long-term rate of return on assets and the discount rate.

Our assumption for the weighted average expected long-term rate of return on assets in our U.S. funded pension plan for determining the net periodic benefit cost is 8.25% for 2008, which is the same rate used for 2007 and 2006. Our assumptions for the weighted average expected long-term rate of return on assets in our non-U.S. funded pension plans are 6.82%, 6.43% and 6.19% for 2008, 2007 and 2006, respectively. For our U.S. funded pension plan, we determine, based upon recommendations from our pension plan's investment advisors, the expected rate of return using a building block approach that considers diversification and rebalancing for a long-term portfolio of invested assets. Our investment advisors study historical market returns and preserve long-term historical relationships between equities and fixed income in a manner consistent with the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long run. They also evaluate market factors such as inflation and interest rates before long-term capital market assumptions are determined. For our non-U.S. funded pension plans, the expected rate of return was determined based on asset distribution and assumed long-term rates of return on fixed income instruments and equities. Market conditions and other factors can vary over time and could significantly affect our estimates of the weighted average expected long-term rate of return on plan assets. The expected rate of return is applied to the market-related value of plan assets. As a sensitivity measure, the effect of a 0.25% decline in our rate of return on assets assumptions for our U.S. and non-U.S. funded pension plans would increase our expected 2009 pre-tax pension benefit cost by approximately $1.4 million.

The weighted average discount rates used to calculate our U.S. and non-U.S. pension benefit obligations at December 31, 2008 were 6.19% and 5.71%, respectively, and at December 31, 2007 were 6.25% and 5.50%, respectively. The weighted average discount rates used to calculate our U.S. and non-U.S. net periodic benefit costs for 2008 were 6.25% and 5.50%, respectively, for 2007, 5.90% and 4.65%, respectively, and for 2006, 5.60% and 4.24%, respectively. We determine the discount rate based upon a hypothetical portfolio of high quality fixed income investments with maturities that mirror the pension benefit obligations at the plans' measurement date. Market conditions and other factors can vary over time and could significantly affect our estimates for the discount rates used to calculate our pension benefit obligations and net periodic benefit costs for future years. As a sensitivity measure, the effect of a 0.25% decline in the discount rate assumption for our U.S and non-U.S. pension plans would increase our expected 2009 pre-tax pension benefit costs by approximately $3.6 million and increase our pension plans' projected benefit obligations at December 31, 2008 by approximately $26.9 million.

Share-Based Compensation

We recognize compensation expense for all share-based awards made to employees and directors. The fair value of share-based awards is estimated at the grant date using the Black-Scholes option-pricing model and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period using the straight-line single option method.

The determination of fair value using the Black-Scholes option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. We currently estimate stock price volatility based upon an equal weighting of the five and three-quarter year historical average and the average implied volatility of at-the-money options traded in the open market. We estimate employee stock option exercise behavior based on actual historical exercise activity and assumptions regarding future exercise activity of unexercised, outstanding options.

Share-based compensation expense is recognized only for those awards that are ultimately expected to vest, and we have applied an estimated forfeiture rate to unvested awards for the purpose of calculating compensation cost. These estimates will be revised in future periods if actual forfeitures differ from the estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs.

Income Taxes

The provision for income taxes is determined using an estimated annual effective tax rate, which is generally less than the U.S. federal statutory rate, primarily because of lower tax rates in certain non-U.S. jurisdictions, research and development, or R&D, tax credits available in the United States and other jurisdictions, and deductions available in the United States for domestic production activities. Our effective tax rate may be subject to fluctuations during the year as new information is obtained, which may affect the assumptions we use to estimate our annual effective tax rate, including factors such as our mix of pre-tax earnings in the various tax jurisdictions in which we operate, valuation allowances against deferred tax assets, the recognition or derecognition of tax benefits related to uncertain tax positions, expected utilization of R&D tax credits and changes in or the interpretation of tax laws in jurisdictions where we conduct business. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities along with net operating loss and tax credit carryovers. We record a valuation allowance against our deferred tax assets to reduce the net carrying value to an amount that we believe is more likely than not to be realized. When we establish or reduce the valuation allowance against our deferred tax assets, our provision for income taxes will increase or decrease, respectively, in the period such determination is made. Reductions to valuation allowances related to net operating loss carryforwards of acquired businesses have been treated as adjustments to purchased goodwill up through and until the end of our 2008 fiscal year.

Effective January 1, 2007, we adopted Financial Accounting Standards Board, or FASB, Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109*, or FIN 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Historically, our policy has been to account for uncertainty in income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies*, which considered whether the tax benefit from an uncertain tax position was probable of being sustained. Under FIN 48, the tax benefit from uncertain tax positions may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. We recognize deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities along with net operating loss and tax credit carryovers only for tax positions that meet the more likely than not recognition criteria. We record a liability for unrecognized tax benefits from uncertain tax positions as discrete tax adjustments in the first interim period that the more likely than not threshold is not met. Due to the inherent risks in the estimates and assumptions used in determining the sustainability of our tax positions and in the measurement of the related tax, our provision for income taxes and our effective tax rate may vary significantly from our estimates and from amounts reported in future or prior periods. We discuss this change in accounting principle and its effect on our consolidated financial statements in Note 1, "Summary of Significant Accounting Policies," and Note 9, "Income Taxes," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules."

Valuation allowances against our deferred tax assets were $8.4 million and $99.9 million at December 31, 2008 and December 31, 2007, respectively. Changes in the valuation allowances, when they are recognized in the provision for income taxes, are included as a component of the estimated annual effective tax rate. The decrease in the amount of valuation allowances at December 31, 2008 compared to December 31, 2007 is primarily due to an $85.1 million adjustment related to an increase in the expected utilization of net operating losses of Esprit Pharma Holding Company, Inc., or Esprit, which we acquired in October 2007, and is treated as a reduction of Esprit purchased goodwill.

We have not provided for withholding and U.S. taxes for the unremitted earnings of certain non-U.S. subsidiaries because we have currently reinvested these earnings indefinitely in these foreign operations. At December 31, 2008, we had approximately $1,630.9 million in unremitted earnings outside the United States for which withholding and U.S. taxes were not provided. Income tax expense would be incurred if these funds were remitted to the United States. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against our U.S. tax liability, if any. We annually update our estimate of unremitted earnings outside the United States after the completion of each fiscal year.

Purchase Price Allocation

The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. Additionally, we must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

On July 11, 2008, we acquired all assets relating to *Aczone*® (dapsone) gel 5% for approximately $150.0 million. We accounted for the acquisition as a purchase of net assets and not as a business combination. On October 16, 2007, we acquired Esprit for an aggregate purchase price of approximately $370.8 million, net of cash acquired. On February 22, 2007, we acquired EndoArt SA, or EndoArt, for an aggregate purchase price of approximately $97.1 million, net of cash acquired. On January 2, 2007, we acquired Groupe Cornéal Laboratoires, or Cornéal, for an aggregate purchase price of approximately $209.2 million, net of cash acquired. On March 23, 2006, we acquired Inamed Corporation, or Inamed, for approximately $3.3 billion, consisting of approximately $1.4 billion in cash and 34,883,386 shares of common stock with a fair value of approximately $1.9 billion. We accounted for the acquisitions of Esprit, EndoArt, Cornéal and Inamed as business combinations. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The determination of estimated fair values requires significant estimates and assumptions, including but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. We believe the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions.

Impairment Evaluations for Goodwill and Purchased Intangible Assets

In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, or SFAS No. 142, we evaluate goodwill for impairment on an annual basis, or more frequently if we believe indicators of impairment exist, by comparing the carrying value of each of our reporting units to their estimated fair value. We have two reporting units, specialty pharmaceuticals and medical devices, and perform our evaluation in January of each year. We primarily use the income approach and the market approach to valuation that include the discounted cash flow method, the guideline company method, as well as other generally accepted valuation methodologies to determine the fair value of our reporting units. Upon completion of the January 2008 and 2007 annual impairment assessments, we determined no impairment was indicated as the estimated fair value of each of the two reporting units exceeded its respective carrying value. As of December 31, 2008, we do not believe any significant indicators of impairment exist for our goodwill that would require additional analysis before our next annual evaluation.

In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, or SFAS No. 144, we also review purchased intangible assets for impairment when events or changes in circumstances indicate that the carrying value of our other intangible assets may not be recoverable. An impairment in the carrying value of an intangible asset is recognized whenever anticipated future undiscounted cash flows from an intangible asset are estimated to be less than its carrying value. In 2008, we recorded a pre-tax impairment charge of $5.6 million for an intangible asset related to the phase out of a collagen product.

Significant management judgment is required in the forecasts of future operating results that are used in our impairment evaluations. The estimates we have used are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans may change and estimates used may prove to be inaccurate. If our actual results, or the plans and estimates used in future impairment analyses, are lower than the original estimates used to assess the recoverability of these assets, we could incur future impairment charges.

Discontinued Operations

On July 2, 2007, we completed the sale of the ophthalmic surgical device business that we acquired as a part of the Cornéal acquisition in January 2007, for net cash proceeds of $28.6 million. The net assets of the disposed business consisted of current assets of $24.3 million, non-current assets of $9.8 million and current liabilities of $4.2 million. We recorded a pre-tax loss of $1.3 million ($1.0 million net of tax) associated with the sale.

The following amounts related to the ophthalmic surgical device business have been segregated from continuing operations and reported as discontinued operations through the date of disposition. We did not account for our ophthalmic surgical device business as a separate legal entity. Therefore, the following selected financial data for the discontinued operations is presented for informational purposes only and does not necessarily reflect what the net sales or earnings would have been had the business operated as a stand-alone entity. The financial information for the discontinued operations includes allocations of certain expenses to the ophthalmic surgical device business. These amounts have been allocated to the discontinued operations on the basis that is considered by management to reflect most fairly or reasonably the utilization of the services provided to, or the benefit obtained by, the ophthalmic surgical device business.

The following table sets forth selected financial data of our discontinued operations for 2007.

Selected Financial Data for Discontinued Operations

	(in millions)
Product net sales	$20.0
Loss from discontinued operations before income taxes	$(1.1)
Loss from discontinued operations	$(0.7)

Continuing Operations

Headquartered in Irvine, California, we are a multi-specialty health care company focused on discovering, developing and commercializing innovative pharmaceuticals, biologics and medical devices that enable people to see more clearly, move more freely and express themselves more fully. Our diversified approach enables us to follow our research and development into new specialty areas where unmet needs are significant.

We discover, develop and commercialize specialty pharmaceutical, medical device and over-the-counter products for the ophthalmic, neurological, medical aesthetics, medical dermatology, breast aesthetics, obesity intervention, urological and other specialty markets in more than 100 countries around the world. We are a pioneer in specialty pharmaceutical research, targeting products and technologies related to specific disease areas such as chronic dry eye, glaucoma, retinal disease, psoriasis, acne, movement disorders, neuropathic pain and genitourinary diseases. Additionally, we are a leader in discovering, developing and marketing therapeutic and aesthetic biologic, pharmaceutical and medical device products, including saline and silicone gel breast implants, dermal fillers and obesity intervention products. At December 31, 2008, we employed approximately 8,740 persons around the world. Our principal markets are the United States, Europe, Latin America and Asia Pacific.

Results of Continuing Operations

We operate our business on the basis of two reportable segments — specialty pharmaceuticals and medical devices. The specialty pharmaceuticals segment produces a broad range of pharmaceutical products, including: ophthalmic products for glaucoma therapy, ocular inflammation, infection, allergy and chronic dry eye; *Botox*® for certain therapeutic and aesthetic indications; skin care products for acne, psoriasis, other prescription and over-the-counter skin care products; and urologics products. The medical devices segment produces a broad range of medical devices, including: breast implants for augmentation, revision and reconstructive surgery; obesity intervention products, including the *Lap-Band*® System and the *Orbera*™ Intragastric Balloon System (formerly known as the *BIB*® System); and facial aesthetics products. We provide global marketing strategy teams to coordinate the development and execution of a consistent marketing strategy for our products in all geographic regions that share similar distribution channels and customers.

Management evaluates our business segments and various global product portfolios on a revenue basis, which is presented below in accordance with GAAP. We also report sales performance using the non-GAAP financial measure of constant currency sales. Constant currency sales represent current period reported sales, adjusted for the translation effect of changes in average foreign exchange rates between the current period and the corresponding period in the prior year. We calculate the currency effect by comparing adjusted current period reported sales, calculated using the monthly average foreign exchange rates for the corresponding period in the prior year, to the actual current period reported sales. We routinely evaluate our net sales performance at constant currency so that sales results can be viewed without the impact of changing foreign currency exchange rates, thereby facilitating period-to-period comparisons of our sales. Generally, when the U.S. dollar either strengthens or weakens against other currencies, the growth at constant currency rates will be higher or lower, respectively, than growth reported at actual exchange rates.

The following table compares net sales by product line within each reportable segment and certain selected pharmaceutical products for the years ended December 31, 2008, 2007 and 2006:

	Year Ended December 31,		Change in Product Net Sales			Percent Change in Product Net Sales		
	2008	2007	Total	Performance	Currency	Total	Performance	Currency
			(in millions)					
Net Sales by Product Line:								
Specialty Pharmaceuticals:								
Eye Care Pharmaceuticals	$2,009.1	$1,776.5	$232.6	$205.8	$26.8	13.1%	11.6%	1.5%
Botox®/Neuromodulator	1,310.9	1,211.8	99.1	87.1	12.0	8.2%	7.2%	1.0%
Skin Care	113.7	110.7	3.0	3.0	—	2.7%	2.7%	—%
Urologics	68.6	6.0	62.6	62.6	—	1,043.3%	1,043.3%	—%
Total Specialty Pharmaceuticals	3,502.3	3,105.0	397.3	358.5	38.8	12.8%	11.5%	1.3%
Medical Devices:								
Breast Aesthetics	310.0	298.4	11.6	6.2	5.4	3.9%	2.1%	1.8%
Obesity Intervention	296.0	270.1	25.9	24.4	1.5	9.6%	9.0%	0.6%
Facial Aesthetics	231.4	202.8	28.6	24.8	3.8	14.1%	12.2%	1.9%
Core Medical Devices	837.4	771.3	66.1	55.4	10.7	8.6%	7.2%	1.4%
Other(a)	—	2.7	(2.7)	(2.7)	—	(100.0)%	(100.0)%	—%
Total Medical Devices	837.4	774.0	63.4	52.7	10.7	8.2%	6.8%	1.4%
Total product net sales	$4,339.7	$3,879.0	$460.7	$411.2	$49.5	11.9%	10.6%	1.3%
Domestic product net sales	64.6%	65.7%						
International product net sales	35.4%	34.3%						
Selected Product Net Sales(b):								
Alphagan® *P*, *Alphagan*® and *Combigan*®	$ 398.1	$ 341.4	$ 56.7	$ 50.1	$ 6.6	16.6%	14.7%	1.9%
Lumigan® Franchise	426.2	391.7	34.5	27.3	7.2	8.8%	7.0%	1.8%
Other Glaucoma	14.8	15.3	(0.5)	(1.1)	0.6	(3.3)%	(7.4)%	4.1%
Restasis®	444.0	344.5	99.5	99.5	—	28.9%	28.9%	—%
Sanctura® Franchise	68.2	4.9	63.3	63.3	—	1,298.1%	1,298.1%	—%

	Year Ended December 31,		Change in Product Net Sales			Percent Change in Product Net Sales		
	2007	2006	Total	Performance	Currency	Total	Performance	Currency
			(in millions)					
Net Sales by Product Line:								
Specialty Pharmaceuticals:								
Eye Care Pharmaceuticals	$1,776.5	$1,530.6	$245.9	$200.1	$45.8	16.1%	13.1%	3.0%
Botox®/Neuromodulator	1,211.8	982.2	229.6	201.9	27.7	23.4%	20.6%	2.8%
Skin Care	110.7	125.7	(15.0)	(15.1)	0.1	(11.9)%	(12.0)%	0.1%
Urologics	6.0	—	6.0	6.0	—	—%	—%	—%
Total Specialty Pharmaceuticals	3,105.0	2,638.5	466.5	392.9	73.6	17.7%	14.9%	2.8%
Medical Devices:								
Breast Aesthetics	298.4	177.2	121.2	114.1	7.1	68.4%	64.4%	4.0%
Obesity Intervention	270.1	142.3	127.8	124.0	3.8	89.8%	87.1%	2.7%
Facial Aesthetics	202.8	52.1	150.7	147.8	2.9	289.3%	283.7%	5.6%
Core Medical Devices	771.3	371.6	399.7	385.9	13.8	107.6%	103.8%	3.8%
Other(a)	2.7	—	2.7	2.7	—	—%	—%	—%
Total Medical Devices	774.0	371.6	402.4	388.6	13.8	108.3%	104.5%	3.8%
Total product net sales	$3,879.0	$3,010.1	$868.9	$781.5	$87.4	28.9%	26.0%	2.9%
Domestic product net sales	65.7%	67.4%						
International product net sales	34.3%	32.6%						
Selected Product Net Sales(b):								
Alphagan® *P*, *Alphagan*® and *Combigan*®	$ 341.4	$ 295.9	$ 45.5	$ 35.4	$10.1	15.4%	12.0%	3.4%
Lumigan® Franchise	391.7	327.5	64.2	52.1	12.1	19.6%	15.9%	3.7%
Other Glaucoma	15.3	16.3	(1.0)	(2.1)	1.1	(6.5)%	(12.9)%	6.4%
Restasis®	344.5	270.2	74.3	74.1	0.2	27.5%	27.4%	0.1%
Sanctura® Franchise	4.9	—	4.9	4.9	—	—%	—%	—%

(a) Other medical devices sales primarily consist of sales of ophthalmic surgical devices pursuant to a manufacturing and supply agreement entered into as part of the July 2007 sale of the former Cornéal ophthalmic surgical device business, which was substantially concluded in December 2007.

(b) Percentage change in selected product net sales is calculated on amounts reported to the nearest whole dollar.

Product Net Sales

The $460.7 million increase in product net sales in 2008 compared to 2007 was the combined result of an increase of $397.3 million in our specialty pharmaceuticals product net sales and an increase of $63.4 million in our medical devices product net sales. The increase in specialty pharmaceuticals product net sales reflects growth across all of our specialty pharmaceutical product lines. The increase in medical devices product net sales reflects growth across all of our core medical device product lines, partially offset by a decrease in other ophthalmic surgical medical device product net sales. Net sales were also positively affected by a general strengthening of foreign currencies compared to the U.S. dollar in the foreign countries where we operated during 2008 compared to 2007.

Several of our products, including *Botox*® Cosmetic, and our facial aesthetics, obesity intervention and breast implant products, are purchased based on consumer choice and have limited reimbursement or are not reimbursable by government or other health care plans and are partially or wholly paid for directly by the consumer. If the negative economic environment and related decline in consumer spending that prevailed during the second half of 2008 continues, we believe there could be a corresponding negative effect on our sales, operations and profitability in 2009.

In the second half of 2008, the U.S. dollar strengthened significantly compared to certain foreign currencies of countries where we operate. If the foreign currency exchange rates between the U.S. dollar and these currencies remain at current levels, or if the U.S. dollar continues to strengthen against these currencies, our net sales could be negatively affected in 2009 compared to 2008.

Eye care pharmaceuticals sales increased in 2008 compared to 2007 primarily due to strong growth in sales of *Restasis*®, our therapeutic treatment for chronic dry eye disease, an increase in sales of *Combigan*®, primarily due to its launch in the United States in the fourth quarter of 2007, and increased *Combigan*® sales in Canada, Europe, Latin America and Asia, an increase in sales of *Ganfort*™, our *Lumigan*® and timolol combination for the treatment of glaucoma, an increase in product net sales of *Alphagan*® *P* 0.1%, our most recent generation of *Alphagan*® for the treatment of glaucoma, an increase in sales of *Acular LS*®, our more recent non-steroidal anti-inflammatory, and growth in sales of artificial tears products, including the *Refresh*® and *Optive*™ brands. These increases in eye care pharmaceuticals sales were partially offset by lower sales of *Alphagan*® *P* 0.15% due to a general decline in wholesaler demand resulting from a decrease in promotion efforts and lower sales of *Elestat*®, our topical antihistamine used for the prevention of itching associated with allergic conjunctivitis. We continue to believe that generic formulations of *Alphagan*® may have a negative effect on future net sales of our *Alphagan*® franchise. We estimate the majority of the increase in our eye care pharmaceuticals sales was due to a shift in sales mix to a greater percentage of higher priced products, and an overall net increase in the volume of product sold. Effective January 19, 2008, we increased the published list prices for certain eye care pharmaceutical products in the United States. We increased the published U.S. list price for *Restasis*® by five percent, *Lumigan*® by seven percent, *Alphagan*® *P* 0.15% and *Alphagan*® *P* 0.1% by eight percent, *Acular LS*® by eight percent, *Elestat*® by seven percent and *Zymar*® by eight percent. Additionally, effective August 2, 2008, we increased the published list prices in the United States for *Alphagan*® *P* 0.15% and *Alphagan*® *P* 0.1% by seven percent, *Acular LS*® by six percent and *Zymar*® by six percent. These price increases had a positive net effect on our U.S. sales for 2008 compared to 2007, but the actual net effect is difficult to determine due to the various managed care sales rebate and other incentive programs in which we participate. Wholesaler buying patterns and the change in dollar value of prescription product mix also affected our reported net sales dollars, although we are unable to determine the impact of these effects.

Botox® sales increased in 2008 compared to 2007 primarily due to growth in demand in international markets and, to a lesser degree, the United States for both cosmetic and therapeutic use. We believe the rate of growth of *Botox*® sales, primarily *Botox*® Cosmetic, was negatively impacted by declines in consumer spending in the United States and Europe in 2008, and *Botox*® therapeutic sales were negatively impacted by patients delaying certain treatments due to significant co-pays in the United States and by some national and regional governments in Europe restricting access to *Botox*® due to the crisis in public finances. Effective January 1, 2008, we increased the published price for *Botox*® and *Botox*® Cosmetic in the United States by approximately four percent, which we believe had a positive effect on our U.S. sales growth in 2008, primarily related to sales of *Botox*® Cosmetic. In the United States, the actual net effect from the increase in price for sales of *Botox*® for therapeutic use is difficult to determine, primarily due to rebate programs with U.S. federal and state government agencies. International *Botox*® sales benefited from strong sales growth for both cosmetic and therapeutic use in Europe, Latin America and Asia Pacific. Based on internal information and assumptions, we estimate in 2008 that *Botox*® therapeutic sales accounted for approximately 50% of total consolidated *Botox*® sales and grew at a rate of approximately 8% compared to 2007. In 2008, *Botox*® Cosmetic sales also accounted for approximately 50% of total consolidated *Botox*® sales and grew at a rate of approximately 8% compared to 2007. We believe our worldwide market share for neuromodulators, including *Botox*®, is currently approximately 83%.

Skin care sales, which are presently concentrated in the United States, increased in 2008 compared to 2007 primarily due to sales of *Aczone*® (dapsone) gel 5%, a topical treatment for acne vulgaris, which we launched in the fourth quarter of 2008, an increase in sales of *Vivité*®, a line of physician dispensed skin care products launched in 2007 and sales of our new skin care line, Clinique Medical, which is marketed in collaboration with Clinique, a division of The Estée Lauder Companies, and was launched in the fourth quarter of 2008. These increases were partially offset by a decrease in sales of *Tazorac*®, *Zorac*® and *Avage*®, our topical tazarotene treatments for acne and psoriasis, and lower sales of other physician dispensed creams, including *M.D. Forte*® and *Prevage*™ MD. Net sales of *Tazorac*®, *Zorac*® and *Avage*® decreased $2.7 million, or 3.4%, to $77.2 million in 2008, compared to $79.9 million in 2007. We increased the published U.S. list price for *Tazorac*®, *Zorac*® and *Avage*® by five percent effective January 19, 2008.

In connection with our Esprit acquisition in October 2007, we acquired a new product line focused on the urologics market. Beginning in the fourth quarter of 2007, we began to recognize sales of *Sanctura®*, Esprit's twice-a-day anticholinergic treatment for overactive bladder. In January 2008, we launched *Sanctura XR®*, an improved once-daily anticholinergic treatment for overactive bladder. Net sales of our *Sanctura®* franchise products were $68.2 million in 2008 compared to $4.9 million in 2007. In February 2009, we announced a restructuring plan to focus our sales efforts on the urology specialty market and seek a partner to promote *Sanctura XR®* to general practitioners, which resulted in a significant reduction in our urology sales force.

We have a policy to attempt to maintain average U.S. wholesaler inventory levels of our specialty pharmaceutical products at an amount less than eight weeks of our net sales. At December 31, 2008, based on available external and internal information, we believe the amount of average U.S. wholesaler inventories of our specialty pharmaceutical products was near the lower end of our stated policy levels.

Breast aesthetics product net sales, which consist primarily of sales of silicone gel and saline breast implants and tissue expanders, increased in 2008 compared to 2007 primarily due to sales growth in Europe, Latin America and Asia Pacific and the rapid transition of the market in North America from lower priced saline products to higher priced silicone gel products since the U.S. Food and Drug Administration, or FDA, approval of silicone gel breast implants in November 2006. This increase in sales was partially offset by a slight decrease in breast aesthetics product net sales in North America, primarily due to a decline in the number of breast implant units sold in the United States. We believe the rate of growth in net sales of breast aesthetics products in the United States and Europe was negatively impacted in 2008 by declines in consumer spending.

Obesity intervention product net sales, which consist primarily of sales of devices used for minimally invasive long-term treatments of obesity such as our *Lap-Band®* and *Lap-Band AP®* Systems and *Orbera™* System, increased in 2008 compared to 2007 due to strong sales growth rates in Canada, the United Kingdom, Australia and Latin America and a low rate of sales growth on a large sales base in the United States. We believe the rate of growth in net sales of obesity intervention products was negatively impacted in 2008 by the introduction of a competitive product in the United States and by declines in consumer spending in the United States.

Facial aesthetics product net sales, which consist primarily of sales of hyaluronic acid-based and collagen-based dermal fillers used to correct facial wrinkles, increased in 2008 compared to 2007 primarily due to strong sales growth in Europe and Canada, primarily due to the 2008 launch of *Juvéderm®* Ultra with lidocaine in those markets, and sales growth in the United States, Latin America and Asia Pacific. The increase in net sales of facial aesthetics products was partially offset by a general decline in sales of older generation collagen-based dermal fillers. We believe the rate of growth in net sales of facial aesthetics products was negatively impacted in 2008 by declines in consumer spending in the United States and Europe.

There were no net sales of other medical devices in 2008 compared to $2.7 million of other medical devices net sales in 2007. Net sales of other medical devices in 2007 consisted of ophthalmic surgical devices sold under a manufacturing and supply agreement. The manufacturing and supply agreement was entered into as part of the July 2007 sale of the former Cornéal ophthalmic surgical device business and was substantially concluded in December 2007.

Foreign currency changes increased product net sales by $49.5 million in 2008 compared to 2007, primarily due to the strengthening of the euro and Brazilian real compared to the U.S. dollar, partially offset by the weakening of the U.K. pound compared to the U.S. dollar.

U.S. sales as a percentage of total product net sales decreased by 1.1 percentage points to 64.6% in 2008 compared to U.S. sales of 65.7% in 2007, due primarily to an increase in international product net sales as a percentage of total product net sales of our *Botox®*, eye care pharmaceuticals, breast aesthetics, obesity intervention and facial aesthetics product lines, partially offset by an increase in sales of our urologics products, which are currently sold only in the United States, and an increase in U.S. sales of our skin care products.

The $868.9 million increase in product net sales in 2007 compared to 2006 was the combined result of an increase of $466.5 million in our specialty pharmaceuticals product net sales and an increase of $402.4 million in our medical devices product net sales. The increase in specialty pharmaceuticals product net sales was due primarily to increases in sales of our eye care pharmaceuticals and *Botox*® product lines. The increase in medical devices product net sales reflects significant growth across all product lines. The increase in medical devices product net sales in 2007 compared to 2006 was also positively impacted by the March 2006 Inamed and January 2007 Cornéal business acquisitions.

Eye care pharmaceuticals sales increased in 2007 compared to 2006 primarily because of strong growth in sales of *Restasis*®, our therapeutic treatment for chronic dry eye disease, an increase in sales of our glaucoma drug *Lumigan*®, including strong sales growth from *Ganfort*™, our *Lumigan*® and timolol combination, which we launched in 2006 in certain European markets, an increase in product net sales of *Alphagan*® *P* 0.1%, our most recent generation of *Alphagan*® for the treatment of glaucoma that we launched in the United States in the first quarter of 2006, an increase in sales of *Combigan*® in Europe, Latin America, Asia, Canada and, to a lesser degree, in the United States due to the initial U.S. launch of *Combigan*® late in the fourth quarter of 2007, an increase in sales of *Acular LS*®, our more recent non-steroidal anti-inflammatory, and growth in sales of artificial tears products, including the *Refresh*® and *Optive*™ brands. *Optive*™ was launched in the United States during 2006 and in Australia and certain countries in Europe, Latin America and Asia during 2007. In addition, net sales of eye care pharmaceuticals benefited from an increase in net sales of *Elestat*®, our topical antihistamine used for the prevention of itching associated with allergic conjunctivitis, and *Zymar*®, an ophthalmic anti-infective product for the treatment of bacterial conjunctivitis, in 2007 compared to 2006. These increases in eye care pharmaceuticals sales were partially offset by lower sales of *Alphagan*® *P* 0.15% due to a general decline in U.S. wholesaler demand resulting from a decrease in promotion efforts. We estimate the majority of the increase in our eye care pharmaceuticals sales during 2007 was due to a shift in sales mix to a greater percentage of higher priced products, and an overall net increase in the volume of product sold. We increased the published list prices for certain eye care pharmaceutical products in the United States, ranging from seven percent to nine percent, effective February 3, 2007. We increased the published U.S. list price for *Restasis*® by seven percent, *Lumigan*® by seven percent, *Alphagan*® *P* 0.15% and *Alphagan*® *P* 0.1% by eight percent, *Acular LS*® by nine percent, *Elestat*® by seven percent and *Zymar*® by seven percent. This increase in prices had a positive net effect on our U.S. sales for 2007, but the actual net effect is difficult to determine due to the various managed care sales rebate and other incentive programs in which we participate. Wholesaler buying patterns and the change in dollar value of prescription product mix also affected our reported net sales dollars, although we are unable to determine the impact of these effects. We have a policy to attempt to maintain average U.S. wholesaler inventory levels of our specialty pharmaceutical products at an amount less than eight weeks of our net sales. At December 31, 2007, based on available external and internal information, we believe the amount of average U.S. wholesaler inventories of our specialty pharmaceutical products was near the lower end of our stated policy levels.

Botox® sales increased in 2007 compared to 2006 primarily due to strong growth in demand in the United States and in international markets for both cosmetic and therapeutic use. Effective January 1, 2007, we increased the published price for *Botox*® and *Botox*® Cosmetic in the United States by approximately four percent, which may have had a positive effect on our U.S. sales growth in 2007, primarily related to sales of *Botox*® Cosmetic. In the United States, the actual net effect from the increase in price for sales of *Botox*® for therapeutic use is difficult to determine, primarily due to rebate programs with U.S. federal and state government agencies. International *Botox*® sales benefited from strong sales growth for both cosmetic and therapeutic use in Europe, Latin America and Asia Pacific. Based on internal information and assumptions, we estimate in 2007 that *Botox*® therapeutic sales accounted for approximately 50% of total consolidated *Botox*® sales and grew at a rate of approximately 19% compared to 2006. In 2007, *Botox*® Cosmetic sales accounted for approximately 50% of total consolidated *Botox*® sales and grew at a rate of approximately 29% compared to 2006.

Skin care sales decreased in 2007 compared to 2006 primarily due to lower sales of *Tazorac*®, principally due to the impact of a negative change in formulary positions at key managed care plans from the end of 2006, and lower sales of other physician dispensed creams, including *M.D. Forte*® and *Prevage*® MD, partially offset by an increase in sales of *Vivité*™, a new line of physician dispensed skin care products. Net sales of *Tazorac*®, *Zorac*® and *Avage*® decreased $11.3 million, or 12.4%, to $79.9 million in 2007, compared to $91.2 million in 2006. We increased the published U.S. list price for *Tazorac*®, *Zorac*® and *Avage*® by nine percent effective February 3, 2007.

Urologics net sales in 2007 were $6.0 million and primarily relate to *Sanctura*®, a twice-a-day anticholinergic for the treatment of overactive bladder that we began to recognize in October 2007 in connection with our Esprit acquisition.

Breast aesthetics product net sales increased $121.2 million, or 68.4%, to $298.4 million in 2007 compared to $177.2 million in 2006 primarily due to strong sales growth in all of our principal geographic markets and the full year impact of the Inamed acquisition in 2007 compared to only nine months of sales activity in 2006. The November 2006 FDA and Health Canada approvals of certain silicone gel breast implants for breast augmentation, revision or reconstructive surgery and the transition of the market from lower priced saline products to higher priced silicone products in North America had a positive effect on net sales in the United States and Canada in 2007 compared to 2006.

Obesity intervention product net sales increased $127.8 million, or 89.8%, to $270.1 million in 2007 compared to $142.3 million in 2006 primarily due to strong sales growth across all of our principal geographic markets and the full year impact of the Inamed acquisition in 2007 compared to only nine months of sales activity in 2006. Net sales of obesity intervention products were also positively benefited in 2007 compared to 2006 by an approximately three percent increase in the published U.S. list price for our *Lap-Band*® System effective July 2, 2007 and our introduction in the United States of a premium priced, next generation Advanced Performance *Lap-Band AP*® System.

Facial aesthetics product net sales increased $150.7 million, or 289.3%, to $202.8 million in 2007 compared to $52.1 million in 2006 primarily due to strong sales growth in all of our principal geographic markets and the full year impact in 2007 of the Cornéal and Inamed acquisitions. Our January 2007 launch of our FDA approved hyaluronic acid-based dermal fillers *Juvéderm*® Ultra and *Juvéderm*® Ultra Plus had a positive effect on net sales in the United States in 2007 compared to 2006. The 2007 launch of these products in Canada and Australia also had a positive effect on net sales growth in 2007 compared to 2006. The increase in net sales was partially offset by a general decline in sales of collagen-based dermal fillers. Our acquisition of Cornéal in January 2007 had a positive effect on our net sales of facial aesthetic products in Europe and Asia in 2007 compared to 2006.

Net sales of other medical devices were $2.7 million in 2007 and consisted of sales of ophthalmic surgical devices related to the former Cornéal ophthalmic surgical device business.

Foreign currency changes increased product net sales by $87.4 million in 2007 compared to 2006, primarily due to the strengthening of the euro, Brazilian real, U.K. pound, Australian dollar and the Canadian dollar compared to the U.S. dollar.

U.S. sales as a percentage of total product net sales decreased by 1.7 percentage points to 65.7% in 2007 compared to U.S. sales of 67.4% in 2006, due primarily to an increase in international specialty pharmaceutical product net sales as a percentage of total specialty pharmaceuticals net sales and a decrease in U.S. skin care sales, partially offset by an increase in U.S. sales of medical devices as a percentage of total medical devices net sales, primarily driven by growth in U.S. sales of *Juvéderm*® dermal fillers. The increase in the international percentage of specialty pharmaceutical net sales was primarily due to growth in international product net sales of *Botox*® and eye care pharmaceuticals.

Other Revenues

Other revenues increased $3.8 million to $63.7 million in 2008 compared to $59.9 million in 2007. The increase in other revenues in 2008 compared to 2007 is primarily due to an increase in royalty income from sales of *Botox*® in Japan and China by GlaxoSmithKline, or GSK, under a licensing agreement and an increase in reimbursement income for services provided under a co-promotion agreement related to our *Lap-Band*® obesity intervention products, partially offset by a decline in other reimbursement income.

Other revenues increased $6.7 million to $59.9 million in 2007 compared to $53.2 million in 2006. The increase in other revenues in 2007 compared to 2006 is primarily due to an increase of approximately $7.7 million in royalty income earned principally from sales of *Botox*® in Japan and China by GSK under a license agreement, and other miscellaneous royalty income, partially offset by a decrease of approximately $1.0 million in reimbursement income, primarily related to services provided in connection with a contractual agreement for the development of *Posurdex*® for the ophthalmic specialty pharmaceutical market in Japan.

Income and Expenses

The following table sets forth the relationship to product net sales of various items in our consolidated statements of operations:

	Year Ended December 31,		
	2008	2007	2006
Product net sales	100.0%	100.0%	100.0%
Other revenues	1.5	1.5	1.7
Operating costs and expenses:			
Cost of sales (excludes amortization of acquired intangible assets)	17.5	17.4	19.1
Selling, general and administrative	42.8	43.3	44.3
Research and development	18.4	18.5	35.1
Amortization of acquired intangible assets	3.5	3.1	2.6
Restructuring charges	1.0	0.7	0.7
Operating income (loss)	18.3	18.5	(0.1)
Non-operating income (expense)	(0.2)	(0.8)	(0.5)
Earnings (loss) from continuing operations before income taxes and minority interest	18.1%	17.7%	(0.6)%
Net earnings (loss) from continuing operations	13.3%	12.9%	(4.2)%

Cost of Sales

Cost of sales increased $88.0 million, or 13.1%, in 2008 to $761.2 million, or 17.5% of product net sales, compared to $673.2 million, or 17.4% of product net sales in 2007. Cost of sales in 2008 includes charges of $11.7 million for the purchase accounting fair market value inventory adjustment rollout related to the Esprit acquisition and $8.8 million for the rollout of retention termination benefits and accelerated depreciation costs capitalized in inventory related to the phased closure of our Arklow, Ireland breast implant manufacturing facility. Cost of sales in 2007 includes a charge of $3.3 million for the purchase accounting fair market value inventory adjustment rollout related to the acquisitions of Cornéal and Esprit. Excluding the effect of these charges, cost of sales increased $70.8 million, or 10.6%, in 2008 compared to 2007. This increase in cost of sales, excluding the charges described above, primarily resulted from the 11.9% increase in product net sales. Cost of sales as a percentage of product net sales, excluding the effect of the charges described above, declined to 17.1% in 2008 from 17.3% in 2007, primarily due to an increase in product net sales of our *Juvéderm*® dermal filler family of products as a percentage of total facial aesthetic product net sales, an increase in the sales mix within our eye care pharmaceuticals and skin care product lines of newer products with lower cost of sales as a percentage of product net sales, and the continued transition of the breast aesthetic market in North America to higher priced silicone gel products from lower priced saline products, partially offset by the growth in urologics product net sales, which have a higher cost of sales as a percentage of product net sales than our other specialty pharmaceuticals products. In addition, cost of sales as a percentage of product net sales for our obesity intervention products increased slightly in 2008 compared to 2007.

Cost of sales increased $97.5 million, or 16.9%, in 2007 to $673.2 million, or 17.4% of product net sales, compared to $575.7 million, or 19.1% of product net sales in 2006. Cost of sales includes charges of $3.3 million in 2007 and $47.9 million in 2006 for purchase accounting fair market value inventory adjustment rollouts related to the 2007 acquisitions of Cornéal and Esprit and the 2006 acquisition of Inamed, respectively. Excluding the effect of these purchase accounting charges, cost of sales increased $142.1 million, or 26.9%, in 2007 compared to 2006. This increase in cost of sales, excluding the effect of purchase accounting charges, in 2007 compared to the 2006 primarily resulted from the 28.9% increase in product net sales. Cost of sales as a percentage of product net sales, excluding the effect of purchase accounting charges, declined to 17.3% in 2007 from 17.5% in 2006. Cost of sales as a percentage of product net sales declined during 2007 compared to 2006 primarily as a result of the January 2007 launch of *Juvéderm®* Ultra and *Juvéderm®* Ultra Plus and the November 2006 FDA approval of certain silicone gel breast implants in the United States. These products generally have lower cost of sales as a percentage of product net sales compared to our collagen-based dermal fillers and saline breast implants. Additionally, higher levels of production of medical device products during 2007 compared to 2006 led to improved manufacturing efficiencies. These improvements in cost of sales as a percentage of product net sales were partially offset by the impact of the overall increase in our medical device product net sales, which generally have a higher cost of sales percentage compared to our specialty pharmaceutical products.

Selling, General and Administrative

Selling, general and administrative, or SG&A, expenses increased $175.9 million, or 10.5%, to $1,856.0 million, or 42.8% of product net sales, in 2008 compared to $1,680.1 million, or 43.3% of product net sales, in 2007. The current year increase in SG&A expenses in dollars primarily relates to increases in selling, marketing and general and administrative expenses, partially offset by a decline in promotion expenses. The increase in selling and marketing expenses in 2008 compared to 2007 principally relates to the addition of our U.S. urologics sales force in the fourth quarter of 2007 related to the Esprit acquisition. In addition, the increase in selling and marketing expenses was also impacted by an increase in personnel and related incentive compensation costs driven by the expansion of our U.S. and Asia Pacific facial aesthetics sales forces, as well as launch related expenses for *Sanctura XR®*, *Combigan®* and *Aczone®* in the United States and *Juvéderm®* with lidocaine in Europe. The increase in general and administrative expenses principally relates to an increase in legal, finance and information systems costs, as well as the expansion of our management team in Asia. The decline in promotion expenses is primarily due to reduced direct-to-consumer advertising and other promotional costs for our medical device products in the United States, partially offset by launch-related promotion expenses for *Sanctura XR®*, *Combigan®* and *Aczone®* and an increase in spending in Europe related to our *Juvéderm®* product line. In 2008, SG&A expenses included $25.7 million of costs associated with the U.S. Department of Justice, or DOJ, investigation relating to sales and marketing practices in connection with *Botox®*, a $13.2 million settlement related to the termination of a distribution agreement in Korea, an impairment of an intangible asset of $5.6 million related to the phase out of a collagen product, $2.1 million of integration and transition costs related to the acquisitions of Esprit and Cornéal, $0.9 million of termination benefits and asset impairments related to the phased closure of our breast implant manufacturing facility in Arklow, Ireland, $0.6 million of costs related to our acquisition of the *Aczone®* assets and $0.9 million of gains on the sale of fixed assets and technology related to the phased closure of our collagen manufacturing facility in Fremont, California. In 2007, SG&A expenses also include $14.5 million of integration and transition costs related to the Esprit, Cornéal, EndoArt and Inamed acquisitions, $6.4 million of expenses associated with the settlement of a patent dispute assumed in the Inamed acquisition that related to tissue expanders and $2.3 million of expenses associated with the settlement of a pre-existing unfavorable distribution agreement between Cornéal and one of our subsidiaries. SG&A expenses as a percentage of product net sales declined in 2008 compared to 2007 due primarily to lower promotion expenses, partially offset by higher selling expenses, as a percentage of product net sales.

SG&A expenses increased $346.7 million, or 26.0%, to $1,680.1 million, or 43.3% of product net sales, in 2007 compared to $1,333.4 million, or 44.3% of product net sales, in 2006. The increase in the dollar amount of SG&A expenses primarily relates to a substantial increase in promotion, selling and marketing expenses and an increase in general and administrative expenses to support the continuing growth in revenues. Promotion expenses primarily increased due to additional costs to promote our medical device product lines that we obtained in the Inamed acquisition, including an increase in direct-to-consumer advertising and other promotional costs for our *Lap-Band®* System, *Juvéderm®* Ultra and *Juvéderm®* Ultra Plus dermal fillers, and *Natrelle®* silicone breast implant products. The increase in selling and marketing expenses principally relate to personnel and related incentive compensation costs driven by the expansion of our U.S. and European facial aesthetics, neuroscience, breast implant and obesity intervention sales forces. The increase in selling and marketing expenses in 2007 compared to 2006 was also impacted by an increase in our U.S. and European ophthalmology sales forces, the addition of the Esprit sales personnel in the fourth quarter of 2007 and launch related expenses for *Sanctura XR®* and *Combigan®*. General and administrative expenses increased in 2007 compared to 2006 primarily due to an increase in incentive compensation, legal, finance, information systems, human resources and facilities costs. Additionally, we did not incur any significant SG&A expenses related to our medical device product lines prior to our acquisition of Inamed in March 2006. In 2006, SG&A expenses also included a $28.5 million contribution to The Allergan Foundation, $19.6 million of integration and transition costs related to the acquisition of Inamed and $5.7 million of transition and duplicate operating expenses, including a loss of $3.4 million on the sale of our Mougins, France facility, primarily related to the restructuring and streamlining of our European operations. SG&A expenses as a percentage of product net sales declined in 2007 compared to 2006 due primarily to lower general and administrative and selling expenses, partially offset by higher promotion and marketing expenses, as a percentage of product net sales.

Research and Development

Research and development, or R&D, expenses increased $79.8 million, or 11.1%, to $797.9 million in 2008, or 18.4% of product net sales, compared to $718.1 million, or 18.5% of product net sales in 2007. R&D expenses in 2008 included a charge of $41.5 million for an upfront payment for the in-licensing of apaziquone, an antineoplastic agent currently being investigated for the treatment of non-muscle invasive bladder cancer, from Spectrum Pharmaceuticals, Inc., a charge of $13.9 million for an upfront payment for the in-licensing of *Sanctura XR®* product rights in Canada, where the product has not yet achieved regulatory approval, a charge of $7.0 million for an upfront payment for the in-licensing of pre-clinical drug compounds to treat diseases of the eye from Polyphor Ltd. and a charge of $6.3 million for an upfront payment for the in-licensing of preclinical drug compounds to treat diseases of the eye from Asterand plc. R&D expenses in 2007 included a charge of $72.0 million for in-process research and development assets acquired in the EndoArt acquisition. In-process research and development represents an estimate of the fair value of purchased in-process technology as of the date of acquisition that had not reached technical feasibility and had no alternative future uses in its current state. Excluding the effect of the 2008 charges related to upfront in-licensing payments for technologies that have not achieved regulatory approval and the 2007 charge for in-process research and development, R&D expenses increased by $83.1 million, or 12.9%, to $729.2 million in 2008, or 16.8% of product net sales, compared $646.1 million, or 16.7% of product net sales, in 2007. The increase in R&D expenses in dollars, excluding these charges, was primarily a result of higher rates of investment in our eye care pharmaceuticals for next generation product enhancements and line extensions as well as increased spending on *Botox®* for overactive bladder and benign prostate hyperplasia programs, bimatoprost for the stimulation of eyelash growth, alpha agonists for the treatment of neuropathic pain and breast implant follow-up studies, partially offset by a reduction in expenses related to memantine and *Botox®* for the treatment of chronic migraine. The increase in R&D expenses, excluding the 2008 charges related to upfront in-licensing payments for technologies that have not achieved regulatory approval and the 2007 in-process research and development charge, as a percentage of product net sales in 2008 compared to 2007 was primarily due to the 12.9% increase in R&D expenses relative to the lower percentage increase in product net sales during the same period.

R&D expenses decreased $337.4 million, or 32.0%, to $718.1 million in 2007, or 18.5% of product net sales, compared to $1,055.5 million, or 35.1% of product net sales in 2006. For the year ended December 31, 2007, R&D expenses include a charge of $72.0 million for in-process research and development assets acquired in the EndoArt acquisition, and for 2006 include a charge of $579.3 million for in-process research and development assets acquired in the Inamed acquisition. Excluding the effect of the in-process research and development charges, R&D expenses increased by $169.9 million, or 35.7%, to $646.1 million in 2007, or 16.7% of product net sales, compared to $476.2 million, or 15.8% of product net sales in 2006. The increase in R&D expenses, excluding the in-process research and development charges, primarily resulted from higher rates of investment in our eye care pharmaceuticals and *Botox®* product lines, increased spending for new pharmaceutical technologies and the addition of development expenses associated with our medical device products acquired in the EndoArt, Cornéal and Inamed acquisitions. R&D spending increases in 2007 compared to 2006 were primarily driven by an increase in clinical trial costs associated with *Posurdex®*, *Trivaris™*, certain *Botox®* indications for overactive bladder and chronic migraine, and alpha agonists for the treatment of neuropathic pain, and an increase in costs related to breast implant follow-up studies and additional spending on obesity intervention technologies. R&D spending on memantine declined during 2007 compared to 2006. The increase in R&D expenses, excluding the in-process research and development charges, as a percentage of product net sales in 2007 compared to 2006 was primarily due to the 35.7% increase in R&D expenses relative to the lower percentage increase in product net sales during the same period.

Amortization of Acquired Intangible Assets

Amortization of acquired intangible assets increased $29.6 million to $150.9 million in 2008, or 3.5% of product net sales, compared to $121.3 million, or 3.1% of product net sales in 2007. The increase in amortization expense in dollars and as a percentage of product net sales is primarily due to an increase in the balance of intangible assets subject to amortization, primarily related to our October 2007 Esprit acquisition and July 2008 purchase of the *Aczone®* developed technology.

Amortization of acquired intangible assets increased $41.7 million to $121.3 million in 2007, or 3.1% of product net sales, compared to $79.6 million, or 2.6% of product net sales in 2006. This increase in amortization expense in dollars and as a percentage of product net sales is primarily due to an increase in amortization of acquired intangible assets related to our 2007 acquisitions of Esprit, EndoArt and Cornéal and a full-year impact during 2007 from the Inamed acquisition that was completed on March 23, 2006.

Restructuring Charges, Integration Costs and Transition and Duplicate Operating Expenses

Restructuring charges in 2008 were $41.3 million, consisting of $27.2 million related to the restructuring and phased closure of the Arklow facility, $6.6 million related to the restructuring and integration of the Cornéal operations, $3.4 million related to the restructuring and integration of the Inamed operations, $4.0 million related to the restructuring and streamlining of our European operations and $0.1 million related to the restructuring associated with the EndoArt acquisition. Restructuring charges in 2007 were $26.8 million, consisting of $16.6 million related to the restructuring and integration of the Cornéal operations, $9.2 million related to the restructuring and integration of the Inamed operations and $1.0 million related to the restructuring and streamlining of our European operations. Restructuring charges in 2006 were $22.3 million, consisting of $13.5 million related to the restructuring and integration of the Inamed operations, $8.6 million related to the restructuring and streamlining of our European operations, $0.6 million related to the scheduled June 2005 termination of our manufacturing and supply agreement with Advanced Medical Optics and a $0.4 million restructuring charge reversal related to the streamlining of our operations in Japan.

Restructuring and Phased Closure of Arklow Facility

On January 30, 2008, we announced the phased closure of our breast implant manufacturing facility at Arklow, Ireland and the transfer of production to our manufacturing plant in Costa Rica. The Arklow facility was acquired by us in connection with our acquisition of Inamed in 2006 and employs approximately 360 people. Production at the facility is expected to be phased out by the second quarter of 2009. Based on current foreign currency exchange rates, we estimate that the total pre-tax restructuring and other transition related costs associated with the closure of the Arklow manufacturing facility will be between $60 million and $68 million, consisting primarily of employee severance and other one-time termination benefits of $31 million to $34 million, asset impairments and accelerated depreciation of $15 million to $17 million, and contract termination and other costs of $14 million to $17 million. We expect that $45 million to $51 million of the pre-tax charges will be cash expenditures. Certain employee retention termination benefits and accelerated depreciation costs related to inventory production in Arklow will be capitalized to inventory as incurred and recognized as cost of sales in the periods the related products are sold.

We began to record costs associated with the closure of the Arklow manufacturing facility in the first quarter of 2008 and expect to continue to recognize costs through the fourth quarter of 2009. We currently expect to substantially complete the phased closure of the Arklow facility by the second quarter of 2009. The restructuring charges primarily consist of employee severance, one-time termination benefits, contract termination costs and other costs related to the closure of the Arklow manufacturing facility. During 2008, we recorded pre-tax restructuring charges of $27.2 million. During 2008, we also recognized $8.8 million of cost of sales for the rollout of capitalized employee retention termination benefits and accelerated depreciation costs related to inventory production, $0.9 million of SG&A expenses and $0.3 million of R&D expenses related to one-time termination benefits and asset impairments.

At December 31, 2008, $9.5 million of capitalized employee retention termination benefits and accelerated depreciation costs are included in "Inventories" in the accompanying consolidated balance sheet.

The following table presents the restructuring activities related to the phased closure of the Arklow facility during the year ended December 31, 2008:

	Employee Severance	Contract Termination Costs	Other	Total
		(in millions)		
Net charge during 2008	$20.5	$ 5.6	$ 1.1	$27.2
Spending	(7.2)	(0.5)	(1.0)	(8.7)
Foreign exchange translation effects	(1.8)	(0.6)	—	(2.4)
Balance at December 31, 2008 (included in "Other accrued expenses")	$11.5	$ 4.5	$ 0.1	$16.1

Restructuring and Integration of Cornéal Operations

In connection with the January 2007 Cornéal acquisition, we initiated a restructuring and integration plan to merge the Cornéal facial aesthetics business operations with our operations. Specifically, the restructuring and integration activities involve a workforce reduction of approximately 20 positions, principally general and administrative positions, moving key Cornéal facial aesthetics business functions to our locations, integrating Cornéal's distributor operations with our existing distribution network and integrating Cornéal's information systems with our information systems.

We began to record costs associated with the restructuring and integration of the former Cornéal facial aesthetics business in the first quarter of 2007 and substantially completed all restructuring and integration activities in the second quarter of 2008. As of December 31, 2008, we have recorded cumulative pre-tax restructuring charges of $23.2 million and cumulative pre-tax integration and transition costs of $10.0 million. The restructuring charges primarily consist of employee severance, one-time termination benefits, employee relocation, termination of duplicative distributor agreements and other costs related to the restructuring of the

Cornéal operations. During 2008 and 2007, we recorded pre-tax restructuring charges of $6.6 million and $16.6 million, respectively. The integration and transition costs primarily consist of salaries, travel, communications, recruitment and consulting costs. During 2008, we recorded pre-tax integration and transition costs of $1.5 million, consisting of $0.1 million in cost of sales and $1.4 million in SG&A expenses. During 2007, we recorded pre-tax integration and transition costs of $8.5 million, consisting of $0.1 million in cost of sales and $8.4 million in SG&A expenses.

The following table presents the cumulative restructuring activities related to the Cornéal operations through December 31, 2008:

	Employee Severance	Contract Termination Costs	Total
		(in millions)	
Net charge during 2007	$ 3.8	$ 12.8	$ 16.6
Spending	(1.0)	(4.9)	(5.9)
Balance at December 31, 2007	2.8	7.9	10.7
Net charge during 2008	0.4	6.2	6.6
Spending	(2.4)	(13.5)	(15.9)
Balance at December 31, 2008 (included in "Other accrued expenses")	$ 0.8	$ 0.6	$ 1.4

Restructuring and Integration of Inamed Operations

In connection with our March 2006 acquisition of Inamed, we initiated a global restructuring and integration plan to merge Inamed's operations with our operations and to capture synergies through the centralization of certain general and administrative and commercial functions. Specifically, the restructuring and integration activities involved a workforce reduction of approximately 60 positions, principally general and administrative positions, moving key commercial Inamed business functions to our locations around the world, integrating Inamed's distributor operations with our existing distribution network and integrating Inamed's information systems with our information systems.

As of December 31, 2007, we substantially completed all activities related to the restructuring and operational integration of the former Inamed operations and recorded cumulative pre-tax restructuring charges of $21.0 million, cumulative pre-tax integration and transition costs of $26.0 million, and $1.6 million for income tax costs related to intercompany transfers of trade businesses and net assets related to the global restructuring and integration plan to merge Inamed's operations with our operations. The restructuring charges primarily consisted of employee severance, one-time termination benefits, employee relocation, termination of duplicative distributor agreements and other costs related to restructuring the former Inamed operations. The integration and transition costs primarily consisted of salaries, travel, communications, recruitment and consulting costs. We did not incur any restructuring charges or integration and transition costs during 2008. During 2007 and 2006, we recorded pre-tax restructuring charges of $7.5 million and $13.5 million, respectively. During 2007, we recorded $5.3 million of pre-tax integration and transition costs associated with the global restructuring and integration of the former Inamed operations, consisting of $0.1 million in cost of sales and $5.2 million in SG&A expenses. During 2006, we recorded $20.7 million of pre-tax integration and transition costs, consisting of $0.9 million in cost of sales, $19.6 million in SG&A expenses and $0.2 million in R&D expenses. During 2006, we also recorded $1.6 million for income tax costs related to intercompany transfers of trade businesses and net assets, which we included in our provision for income taxes.

On January 30, 2007, our Board of Directors approved a plan to restructure and eventually sell or close the collagen manufacturing facility in Fremont, California that we acquired in the Inamed acquisition based on the anticipated reduction in market demand for human and bovine collagen products as a result of the introduction of our hyaluronic acid dermal filler products. Specifically, the plan involved a workforce reduction of approximately 59 positions, consisting principally of manufacturing positions at the facility, and lease termination and contract settlements. We began to record costs associated with the closure of the collagen manufacturing facility in the first quarter of 2007 and substantially completed all restructuring activities and closed the collagen manufacturing facility in the fourth quarter of 2008. Prior to the closure of the collagen manufacturing facility, we manufactured a sufficient quantity of collagen products to meet estimated market demand through 2010.

As of December 31, 2008, we recorded cumulative pre-tax restructuring charges of $5.1 million related to the restructuring of the collagen manufacturing facility. During 2008 and 2007, we recorded pre-tax restructuring charges of $3.4 million and $1.7 million, respectively.

The following table presents the cumulative restructuring activities related to the restructuring of the collagen manufacturing facility through December 31, 2008:

	Employee Severance	Contract and Lease Termination Costs	Total
		(in millions)	
Net charge during 2007	$ 1.7	—	$ 1.7
Spending	—	—	—
Balance at December 31, 2007	1.7	—	1.7
Net charge during 2008	0.4	3.0	3.4
Reclassification of lease liability(a)	—	1.3	1.3
Spending	(0.8)	(0.5)	(1.3)
Balance at December 31, 2008 (included in "Other accrued expenses" and "Other liabilities")	$ 1.3	$ 3.8	$ 5.1

(a) Represents the reclassification of a purchase accounting liability recorded for an unfavorable lease contract for the collagen manufacturing facility in Fremont, California to an accrued liability for lease abandonment for the same facility.

Restructuring and Streamlining of European Operations

Effective January 2005, our Board of Directors approved the initiation and implementation of a restructuring of certain activities related to our European operations to optimize operations, improve resource allocation and create a scalable, lower cost and more efficient operating model for our European R&D and commercial activities. Specifically, the restructuring involved moving key European R&D and select commercial functions from our Mougins, France and other European locations to our Irvine, California, Marlow, United Kingdom and Dublin, Ireland facilities and streamlining functions in our European management services group. The workforce reduction began in the first quarter of 2005 and was substantially completed by the close of the second quarter of 2006.

As of December 31, 2006, we substantially completed all activities related to the restructuring and streamlining of our European operations and recorded cumulative pre-tax restructuring charges of $37.5 million and cumulative transition and duplicate operating expenses of $11.8 million. The restructuring charges primarily consisted of severance, relocation and one-time termination benefits, payments to public employment and training programs, contract termination costs and capital and other asset-related expenses. The transition and duplicate operating expenses primarily consisted of legal, consulting, recruiting, information system implementation costs and taxes. During 2008 and 2007, we recorded pre-tax restructuring charges of $4.0 million and $1.0 million, respectively, for adjustments to our estimated liability for an abandoned leased facility related to our European operations. During 2006, we recorded pre-tax restructuring charges of $8.6 million. We did not incur any transition and duplicate operating expenses related to the restructuring and streamlining of our European operations during 2008 and 2007. During 2006, we recorded $6.2 million of transition and duplicate operating expenses, including a $3.4 million loss related to the sale of our Mougins, France facility, consisting of $5.7 million in SG&A expenses and $0.5 million in R&D expenses. As of December 31, 2008, remaining accrued expenses of $4.8 million for restructuring charges related to the abandoned leased facility of our European operations are included in "Other liabilities."

Other Restructuring Activities and Integration Costs

Included in 2008 is $0.1 million of restructuring charges related to the EndoArt acquisition. Included in 2006 is $0.6 million of restructuring charges related to the scheduled June 2005 termination of our manufacturing and supply agreement with Advanced Medical Optics, which we spun-off in June 2002. Also included in 2006 is a $0.4 million restructuring charge reversal related to the streamlining of our operations in Japan.

In 2008, SG&A expenses include $0.7 million of expenses related to the integration of the Esprit operations. In 2007, SG&A expenses include $0.9 million of expenses related to the integration of the Esprit and EndoArt operations.

On February 4, 2009, we announced a restructuring plan that involves a workforce reduction of approximately 460 employees, primarily in the United States and Europe. The majority of the employees affected by the restructuring plan are U.S. urology sales and marketing personnel as a result of our decision to focus on the urology specialty and to seek a partner to promote *Sanctura XR®* to general practitioners, and marketing personnel in the United States and Europe as we adjust our back-office structures to a reduced short-term sales outlook for some businesses. Modest reductions are being made in other functions as we re-engineer our processes and increase productivity. Further, we have decided to accelerate the vesting and remove certain stock option expiration features for all employees holding the 2008 full-round employee stock options and to modify certain stock option expiration features for other stock options held by employees impacted by the restructuring plan.

We currently estimate that the total pre-tax charges resulting from the restructuring plan will be between $110 million and $117 million, of which $40 million to $45 million are expected to be cash expenditures. These charges will be incurred beginning in the first quarter of 2009 and are expected to continue up through and including the fourth quarter of 2009. We expect the restructuring plan to be substantially completed by the end of the second quarter of 2009.

Operating Income (Loss)

Management evaluates business segment performance on an operating income basis exclusive of general and administrative expenses and other indirect costs, restructuring charges, in-process research and development expenses, amortization of identifiable intangible assets related to business combinations and asset acquisitions and certain other adjustments, which are not allocated to our business segments for performance assessment by our chief operating decision maker. Other adjustments excluded from our business segments for purposes of performance assessment represent income or expenses that do not reflect, according to established Company-defined criteria, operating income or expenses associated with our core business activities.

General and administrative expenses, other indirect costs and other adjustments not allocated to our business segments for purposes of performance assessment consisted of the following items: for 2008, general and administrative expenses of $317.4 million, charges of $68.7 million for upfront payments for technologies that have not achieved regulatory approval, costs associated with the DOJ investigation relating to sales and marketing practices in connection with *Botox®* of approximately $25.7 million, a $13.2 million charge related to the termination of a distribution agreement in Korea, a purchase accounting fair market value inventory adjustment related to the Esprit acquisition of $11.7 million, termination benefits, asset impairments and accelerated depreciation costs related to the phased closure of the Arklow facility of $10.0 million, impairment of an intangible asset of $5.6 million related to the phase out of a collagen product, integration and transition costs related to the acquisitions of Esprit and Cornéal of $2.2 million, transaction costs related to the *Aczone*® asset acquisition of $0.6 million, gains on the sale of technology and fixed assets related to the phased closure of the Fremont facility of $0.9 million, and other net indirect costs of $20.9 million; for 2007, general and administrative expenses of $292.1 million, integration and transition costs related to the Esprit, EndoArt, Cornéal and Inamed acquisitions of $14.7 million, $6.4 million of expenses associated with the settlement of a patent dispute, $2.3 million of expenses associated with the settlement of a pre-existing unfavorable distribution agreement between Cornéal and one of our subsidiaries, purchase accounting fair market value inventory adjustments related to the Esprit and Cornéal acquisitions of $3.3 million and other net indirect costs of $18.1 million; and for 2006, general and administrative expenses of $244.8 million, integration and transition costs related to Inamed operations of $20.7 million, a purchase accounting fair market value inventory adjustment related to the Inamed acquisition of $47.9 million, transition and duplicate operating expenses relating to the restructuring and streamlining of our operations in Europe of $6.2 million, a contribution to The Allergan Foundation of $28.5 million, and other net indirect costs of $3.6 million.

The following table presents operating income (loss) for each reportable segment for the years ended December 31, 2008, 2007 and 2006 and a reconciliation of our segments' operating income to consolidated operating income (loss):

	2008	2007	2006
		(in millions)	
Operating income (loss):			
Specialty pharmaceuticals	$1,220.1	$1,047.9	$ 888.8
Medical devices	222.0	207.1	119.9
Total segments	1,442.1	1,255.0	1,008.7
General and administrative expenses, other indirect costs and other adjustments	475.1	336.9	351.7
In-process research and development	—	72.0	579.3
Amortization of acquired intangible assets(a)	129.6	99.9	58.6
Restructuring charges	41.3	26.8	22.3
Total operating income (loss)	$ 796.1	$ 719.4	$ (3.2)

(a) Represents amortization of identifiable intangible assets related to business combinations and asset acquisitions and related capitalized licensing costs, as applicable.

Our consolidated operating income for the year ended December 31, 2008 was $796.1 million, or 18.3% of product net sales, compared to consolidated operating income of $719.4 million, or 18.5% of product net sales in 2007. The $76.7 million increase in consolidated operating income was due to a $460.7 million increase in product net sales and a $3.8 million increase in other revenues, partially offset by an $88.0 million increase in cost of sales, a $175.9 million increase in SG&A expenses, a $79.8 million increase in research and development, a $29.6 million increase in amortization of acquired intangible assets and a $14.5 million increase in restructuring charges.

Our specialty pharmaceuticals segment operating income in 2008 was $1,220.1 million, compared to operating income of $1,047.9 million in 2007. The $172.2 million increase in our specialty pharmaceuticals segment operating income was due primarily to an increase in product net sales of our eye care pharmaceuticals and *Botox*® product lines and lower total segment promotion expenses, partially offset by an increase in selling and marketing expenses, primarily due to increased sales personnel costs and additional marketing expenses to support our expanded selling efforts and new products, including new urologics products acquired in the Esprit acquisition, and an increase in R&D expenses.

Our medical devices segment operating income in 2008 was $222.0 million, compared to operating income of $207.1 million in 2007. The $14.9 million increase in our medical devices segment operating income was due primarily to an increase in product net sales across all product lines and an overall decrease in promotion expenses, partially offset by increased investments in spending for selling and marketing activities, primarily increased sales personnel costs, and an increase in R&D expenses.

Our consolidated operating income for the year ended December 31, 2007 was $719.4 million, or 18.5% of product net sales, compared to a consolidated operating loss of $3.2 million, or (0.1)% of product net sales in 2006. The $722.6 million increase in consolidated operating income was due to an $868.9 million increase in product net sales, a $6.7 million increase in other revenues and a $337.4 million decrease in R&D expenses, partially offset by a $97.5 million increase in cost of sales, a $346.7 million increase in SG&A expenses, a $41.7 million increase in amortization of acquired intangible assets and a $4.5 million increase in restructuring charges.

Our specialty pharmaceuticals segment operating income in 2007 was $1,047.9 million, compared to operating income of $888.8 million in 2006. The $159.1 million increase in our specialty pharmaceuticals segment operating income was due primarily to an increase in product net sales of our eye care pharmaceuticals and *Botox®* product lines, partially offset by an increase in cost of sales, an increase in promotion, selling and marketing expenses, primarily due to increased sales personnel costs and additional promotion and marketing expenses to support our expanded selling efforts and new products, including new products acquired in the Esprit acquisition, and an increase in R&D expenses.

Our medical devices segment operating income in 2007 was $207.1 million, compared to operating income of $119.9 million in 2006. The increase in our medical devices segment operating income of $87.2 million in 2007 was due primarily to an increase in product net sales, and the combined operating results of the EndoArt, Cornéal and Inamed acquisitions in the current year compared to only nine months of operating results for the Inamed acquisition in 2006, partially offset by an increase in cost of sales, an increase in promotion, selling and marketing expenses, including an increase in direct-to-consumer advertising expenses, and an increase in R&D expenses.

Non-Operating Income and Expenses

Total net non-operating expense in 2008 was $8.9 million compared to $31.7 million in 2007. Interest income in 2008 was $33.5 million compared to interest income of $65.3 million in 2007. The decrease in interest income was primarily due to lower average cash equivalent balances earning interest of approximately $147 million and a decrease in average interest rates earned on all cash equivalent balances earning interest of approximately 2.4 percentage points in 2008 compared to 2007, partially offset by $3.5 million of statutory interest income related to income taxes recorded in 2008. Interest expense decreased $10.8 million to $60.6 million in 2008 compared to $71.4 million in 2007, primarily due to $7.9 million recognized in 2008 as the interest rate differential under our $300.0 million notional amount fixed to variable interest rate swap agreement compared to $0.3 million recognized in 2007 and a decrease in average outstanding borrowings in 2008 compared to 2007. During 2008, we recorded a net unrealized gain on derivative instruments of $14.8 million compared to a net unrealized loss of $0.4 million in 2007. Other, net income was $3.4 million in 2008, consisting primarily of $2.9 million in net realized gains from foreign currency transactions. Other, net expense was $25.2 million in 2007, consisting primarily of $25.0 million in net realized losses from foreign currency transactions.

Total net non-operating expense for the year ended December 31, 2007 was $31.7 million compared to $16.3 million in 2006. Interest income in 2007 was $65.3 million compared to interest income of $48.9 million in 2006. The increase in interest income was primarily due to higher average cash equivalent balances earning interest of approximately $143 million and an increase in average interest rates earned on all cash equivalent balances earning interest of approximately 0.27% in 2007 compared to 2006 and a $4.9 million reversal during

2006 of previously recognized estimated statutory interest income related to a matter involving the recovery of previously paid state income taxes. Interest expense increased $11.2 million to $71.4 million in 2007 compared to $60.2 million in 2006, primarily due to an increase in average outstanding borrowings for 2007 compared to 2006 and a $4.9 million reversal of previously accrued statutory interest expense included in 2006 associated with the resolution of several significant uncertain income tax audit issues, partially offset by the write-off of unamortized debt origination fees of $4.4 million in 2006 due to the redemption of our Zero Coupon Convertible Senior Notes due 2022, or 2022 Notes. We incurred a substantial increase in borrowings to fund the Inamed acquisition on March 23, 2006. During 2007, we recorded a net unrealized loss on derivative instruments of $0.4 million compared to a net unrealized loss of $0.3 million in 2006. Other, net expense was $25.2 million in 2007, consisting primarily of $25.0 million in net realized losses from foreign currency transactions. Other, net expense was $4.7 million in 2006, which includes $2.7 million of costs for the settlement of a previously disclosed contingency involving non-income taxes in Brazil and net realized losses from foreign currency transactions of $3.2 million.

Income Taxes

Our effective tax rate in 2008 was 26.3% compared to the effective tax rate of 27.1% in 2007. Included in our operating income for 2008 are pre-tax charges of $68.7 million for upfront payments for technologies that have not achieved regulatory approval, an $11.7 million charge to cost of sales associated with the Esprit purchase accounting fair market value inventory adjustment rollout, a $13.2 million charge for a settlement related to the termination of a distribution agreement in Korea, a $5.6 million charge for the impairment of an intangible asset related to the phase out of a collagen product and total restructuring charges of $41.3 million. In 2008, we recorded income tax benefits of $21.6 million related to the upfront payments for technologies that have not achieved regulatory approval, $4.6 million related to the Esprit purchase accounting fair market value inventory adjustment rollout, $1.3 million related to the charge for a settlement related to the termination of a distribution agreement in Korea, $2.0 million related to the impairment of an intangible asset, $4.7 million related to the total restructuring charges and $2.4 million related to deferred tax benefits related to the legal entity integration of Esprit and Inamed. In 2008, our tax provision was also affected by a $5.5 million negative income tax impact from non-deductible losses associated with the liquidation of corporate-owned life insurance contracts previously used to fund our executive deferred compensation program. Excluding the impact of the total pre-tax charges of $140.5 million and the total net income tax benefit of $31.1 million for the items discussed above, our adjusted effective tax rate for 2008 was 25.7%. We believe that the use of an adjusted effective tax rate provides a more meaningful measure of the impact of income taxes on our results of operations because it excludes the effect of certain items that are not included as part of our core business activities. This allows investors to better determine the effective tax rate associated with our core business activities.

The calculation of our adjusted effective tax rate for the year ended December 31, 2008 is summarized below:

	2008
	(in millions)
Earnings from continuing operations before income taxes and minority interest, as reported	$787.2
Upfront payments for technologies that have not achieved regulatory approval	68.7
Esprit fair market value inventory rollout	11.7
Settlement related to the termination of a distribution agreement in Korea	13.2
Impairment of an intangible asset	5.6
Total restructuring charges	41.3
	$927.7
Provision for income taxes, as reported	$207.0
Income tax benefit (provision) for:	
Upfront payments for technologies that have not achieved regulatory approval	21.6
Esprit fair market value inventory rollout	4.6
Settlement related to the termination of a distribution agreement in Korea	1.3
Impairment of an intangible asset	2.0
Total restructuring charges	4.7
Deferred tax benefit from the legal entity integration of Esprit and Inamed	2.4
Negative tax impact from non-deductible losses associated with the liquidation of corporate-owned life insurance contracts	(5.5)
	$238.1
Adjusted effective tax rate	25.7%

Our effective tax rate in 2007 was 27.1% compared to the effective tax rate of 551.3% in 2006. Included in our operating income for 2007 are pre-tax charges of $72.0 million for in-process research and development acquired in the EndoArt acquisition, a $3.3 million charge to cost of sales associated with the combined Esprit and Cornéal purchase accounting fair market value inventory adjustment rollouts, $2.3 million of expenses associated with the settlement of a pre-existing unfavorable distribution agreement between Cornéal and one of our subsidiaries, total integration and transition costs of $14.7 million related to the Esprit, EndoArt, Cornéal and Inamed acquisitions, total restructuring charges of $26.8 million and a legal settlement cost of $6.4 million. In 2007, we recorded income tax benefits of $1.3 million related to the combined Esprit and Cornéal purchase accounting fair market value inventory adjustment rollouts, $3.6 million related to the total integration and transition costs, $8.0 million related to the total restructuring charges and $2.5 million related to the legal settlement cost. We did not record any income tax benefit for the in-process research and development charges or the expenses associated with the settlement of the pre-existing unfavorable distribution agreement between Cornéal and one of our subsidiaries. Also included in the provision for income taxes in 2007 is $1.6 million of tax benefit related to state income tax refunds resulting from the settlement of tax audits. Excluding the impact of the total pre-tax charges of $125.5 million and the total net income tax benefit of $17.0 million for the items discussed above, our adjusted effective tax rate for 2007 was 25.0%.

The calculation of our adjusted effective tax rate for the year ended December 31, 2007 is summarized below:

	2007
	(in millions)
Earnings from continuing operations before income taxes and minority interest, as reported	$687.7
In-process research and development expense	72.0
Esprit and Cornéal fair market value inventory rollouts	3.3
Settlement of pre-existing unfavorable distribution agreement with Cornéal	2.3
Total integration and transition costs	14.7
Total restructuring charges	26.8
Legal settlement cost	6.4
	$813.2
Provision for income taxes, as reported	$186.2
Income tax benefit for:	
Esprit and Cornéal fair market value inventory rollouts	1.3
Total integration and transition costs	3.6
Total restructuring charges	8.0
Legal settlement cost	2.5
State income tax refunds	1.6
	$203.2
Adjusted effective tax rate	25.0%

Our effective tax rate in 2006 was 551.3%. Included in our operating loss for the year ended December 31, 2006 are pre-tax charges of $579.3 million for in-process research and development acquired in the Inamed acquisition, a $47.9 million charge to cost of sales associated with the Inamed purchase accounting fair market value inventory adjustment rollout, total integration, transition and duplicate operating expenses of $26.9 million related to the Inamed acquisition and restructuring and streamlining of our European operations, a $28.5 million contribution to The Allergan Foundation and total restructuring charges of $22.3 million. In 2006, we recorded income tax benefits of $15.7 million related to the Inamed purchase accounting fair market value inventory adjustment rollout, $9.1 million related to total integration, transition and duplicate operating expenses, $11.3 million related to the contribution to The Allergan Foundation and $3.5 million related to total restructuring charges. Also included in the provision for income taxes in 2006 is a $17.2 million reduction in the provision for income taxes due to the reversal of the valuation allowance against a deferred tax asset that we have determined is realizable, a reduction of $14.5 million in estimated income taxes payable primarily due to the resolution of several significant previously uncertain income tax audit issues associated with the completion of an audit by the U.S. Internal Revenue Service for tax years 2000 to 2002, a $2.8 million reduction in income taxes payable previously estimated for the 2005 repatriation of foreign earnings that had been indefinitely re-invested outside the United States, a beneficial change of $1.2 million for the expected income tax benefit for previously paid state income taxes, which became recoverable due to a favorable state court decision concluded in 2004, an unfavorable adjustment of $3.9 million for a previously filed income tax return currently under examination and a provision for income taxes of $1.6 million related to intercompany transfers of trade businesses and net assets associated with the Inamed acquisition. Excluding the impact of the total pre-tax charges of $704.9 million and the total net income tax benefits of $69.8 million for the items discussed above, our adjusted effective tax rate for the year ended December 31, 2006 was 25.9%.

The calculation of our adjusted effective tax rate for the year ended December 31, 2006 is summarized below:

	2006
	(in millions)
Loss from continuing operations before income taxes and minority interest, as reported	$ (19.5)
In-process research and development expense	579.3
Inamed fair market value inventory rollout	47.9
Total integration, transition and duplicate operating expenses	26.9
Contribution to The Allergan Foundation	28.5
Total restructuring charges	22.3
	$685.4
Provision for income taxes, as reported	$107.5
Income tax benefit (provision) for:	
Inamed fair market value inventory rollout	15.7
Total integration, transition and duplicate operating expenses	9.1
Contribution to The Allergan Foundation	11.3
Total restructuring charges	3.5
Reduction in valuation allowance associated with a deferred tax asset	17.2
Resolution of uncertain income tax audit issues	14.5
Adjustment to estimated taxes on 2005 repatriation of foreign earnings	2.8
Recovery of previously paid state income taxes	1.2
Unfavorable adjustment for previously filed tax return currently under examination	(3.9)
Intercompany transfers of trade businesses and net assets	(1.6)
	$177.3
Adjusted effective tax rate	25.9%

The increase in the adjusted effective tax rate to 25.7% in 2008 compared to the adjusted effective tax rate in 2007 of 25.0% is primarily due to an increase in the mix of earnings in higher tax rate jurisdictions, partially offset by the beneficial tax rate effect of increased deductions for the amortization of acquired intangible assets associated with the Esprit acquisition and *Aczone*® asset purchase and the beneficial tax rate effect of decreased interest income in the United States.

The decrease in the adjusted effective tax rate to 25.0% in 2007 compared to the adjusted effective tax rate in 2006 of 25.9% is primarily due to an increase in the mix of earnings in lower tax rate jurisdictions and the beneficial tax rate effect of increased deductions in the United States for interest expense and increased deductions for the amortization of acquired intangible assets associated with the Esprit, Cornéal and Inamed acquisitions.

Earnings (Loss) from Continuing Operations

Our earnings from continuing operations in 2008 were $578.6 million compared to earnings from continuing operations of $501.0 million in 2007. The $77.6 million increase in earnings from continuing operations was primarily the result of the increase in operating income of $76.7 million and the decrease in net non-operating expense of $22.8 million, partially offset by the increase in the provision for income taxes of $20.8 million and the increase in minority interest expense of $1.1 million.

Our earnings from continuing operations in 2007 were $501.0 million compared to a loss from continuing operations of $127.4 million in 2006. The $628.4 million increase in earnings from continuing operations was primarily the result of the increase in operating income of $722.6 million, partially offset by the increase in net non-operating expense of $15.4 million, the increase in the provision for income taxes of $78.7 million and the increase in minority interest expense of $0.1 million.

Liquidity and Capital Resources

We assess our liquidity by our ability to generate cash to fund our operations. Significant factors in the management of liquidity are: funds generated by operations; levels of accounts receivable, inventories, accounts payable and capital expenditures; the extent of our stock repurchase program; funds required for acquisitions and other transactions; adequate credit facilities; and financial flexibility to attract long-term capital on satisfactory terms.

Historically, we have generated cash from operations in excess of working capital requirements. The net cash provided by operating activities was $681.9 million in 2008 compared to $792.5 million in 2007 and $746.9 million in 2006. Cash flow from operating activities decreased in 2008 compared to 2007 primarily as a result of a net increase in cash required to fund changes in net operating assets and liabilities, principally trade receivables, inventories, accounts payable and other liabilities, partially offset by an increase in earnings from operations, including the effect of adjusting for non-cash items. We paid pension contributions of $84.5 million in 2008 compared to $23.2 million in 2007. The increase in pension contributions was primarily due to the negative impact on the value of assets in our funded pension plans due to the recent decline in the fair value of global equity securities and our desire to maintain certain minimum asset values relative to projected benefit obligations.

Cash flow from operating activities increased in 2007 compared to 2006 primarily as a result of an increase in earnings from operations, including the effect of adjusting for non-cash items, partially offset by a net increase in cash required to fund growth in net operating assets and liabilities, principally inventories and other current and non-current assets and income taxes payable, and an increase in income taxes paid. We paid pension contributions of $23.2 million in 2007 compared to $15.8 million in 2006.

Net cash used in investing activities was $459.1 million in 2008 compared to $833.1 million in 2007 and $1,484.6 million in 2006. In 2008, we paid approximately $150.1 million primarily for the acquisition of assets related to *Aczone*®, and invested $190.2 million in new facilities and equipment and $56.3 million in capitalized software. In 2008, we purchased a manufacturing facility that was previously leased by us for approximately $23.0 million and an office building contiguous to our main facility in Irvine, California for approximately $15.3 million. Additionally, we capitalized $69.8 million as intangible assets including a buyout payment of contingent licensing obligations related to *Sanctura*® products and milestone payments related to expected annual *Restasis*® net sales and the FDA approval of *Latisse*™ in the United States. In 2008, we collected $3.1 million on a receivable related to the 2007 sale of the ophthalmic surgical device business that we acquired as a part of the Cornéal acquisition and $3.0 million from the sale of assets that we acquired as a part of the Esprit acquisition. We currently expect to invest between $110 million and $130 million in capital expenditures for manufacturing and administrative facilities, manufacturing equipment and other property, plant and equipment during 2009.

In 2007, we paid $683.7 million, net of cash acquired, for the acquisitions of Esprit, EndoArt and Cornéal, and invested $141.8 million in new facilities and equipment and $30.7 million in capitalized software. Additionally, we capitalized $10.0 million as intangible assets in connection with a milestone payment related to *Restasis*® and an upfront licensing payment related to urologics products incurred subsequent to the Esprit acquisition. In 2007, we received $23.9 million from the sale of the ophthalmic surgical device business and $9.2 million primarily from a final installment payment related to the 2006 sale of our Mougins, France facility.

In 2006, we paid $1,328.7 million, net of cash acquired, for the cash portion of the Inamed acquisition, and invested $131.4 million in new facilities and equipment and $18.4 million in capitalized software. Additionally, we capitalized $11.5 million as intangible assets primarily related to milestone payments for regulatory approvals to commercialize the *Juvéderm*® dermal filler family of products in the United States and Australia. In 2006, we received $4.8 million primarily from the sale of our Mougins, France facility.

Net cash used in financing activities was $262.8 million in 2008 compared to $182.4 million in 2007 and net cash provided by financing activities of $803.0 million in 2006. In 2008, we repurchased 4.0 million shares of our common stock for $230.1 million, had net repayments of notes payable of $34.7 million and paid $60.7 million in dividends. This use of cash was partially offset by $51.6 million received from the sale of stock to employees and $11.1 million in excess tax benefits from share-based compensation. In 2007, we repurchased approximately 3.0 million shares of our common stock for $186.5 million, had net repayments of notes payable of $108.5 million and paid $60.8 million in dividends. This use of cash was partially offset by $137.4 million received from the sale of stock to employees and $36.0 million in excess tax benefits from share-based compensation. In 2006, we borrowed $825.0 million under a bridge credit facility to fund part of the cash portion of the Inamed purchase price. On April 12, 2006, we completed concurrent private placements of $750 million in aggregate principal amount of 1.50% Convertible Senior Notes due 2026, or 2026 Convertible Notes, and $800 million in aggregate principal amount of 5.75% Senior Notes due 2016, or 2016 Notes. We used part of the proceeds from these debt issuances to repay all borrowings under the bridge credit facility. Additionally, in 2006, we received $182.7 million from the sale of stock to employees, $13.0 million upon termination of an interest rate swap contract related to the 2016 Notes and $35.4 million in excess tax benefits from share-based compensation. These amounts were partially reduced by net repayments of notes payable of $67.5 million, cash payments of $20.2 million in offering fees related to the issuance of the 2026 Convertible Notes and the 2016 Notes, cash paid on the conversion of our 2022 Notes of $521.9 million, repurchase of approximately 5.8 million shares of our common stock for approximately $307.8 million and $58.4 million in dividends paid to stockholders.

Effective February 3, 2009, our Board of Directors declared a cash dividend of $0.05 per share, payable March 13, 2009 to stockholders of record on February 20, 2009.

We maintain an evergreen stock repurchase program. Our evergreen stock repurchase program authorizes us to repurchase our common stock for the primary purpose of funding our stock-based benefit plans. Under the stock repurchase program, we may maintain up to 18.4 million repurchased shares in our treasury account at any one time. As of December 31, 2008, we held approximately 3.4 million treasury shares under this program. Effective February 6, 2009, we entered into a Rule 10b5-1 plan that authorizes our broker to purchase our common stock traded in the open market pursuant to our evergreen stock repurchase program. The terms of the plan set forth a maximum annual limit of 2.0 million shares to be repurchased, and certain quarterly maximum and minimum volume limits. The term of our Rule 10b5-1 plan ends on December 31, 2009 and is cancellable at any time in our sole discretion and in accordance with applicable insider trading laws.

Our 2026 Convertible Notes pay interest semi-annually at a rate of 1.50% per annum and are convertible, at the holder's option, at an initial conversion rate of 15.7904 shares per $1,000 principal amount of notes. In certain circumstances the 2026 Convertible Notes may be convertible into cash in an amount equal to the lesser of their principal amount or their conversion value. If the conversion value of the 2026 Convertible Notes exceeds their principal amount at the time of conversion, we will also deliver common stock or, at our election, a combination of cash and common stock for the conversion value in excess of the principal amount. We will not be permitted to redeem the 2026 Convertible Notes prior to April 5, 2009, will be permitted to redeem the 2026 Convertible Notes from and after April 5, 2009 to April 4, 2011 if the closing price of our common stock reaches a specified threshold, and will be permitted to redeem the 2026 Convertible Notes at any time on or after April 5, 2011. Holders of the 2026 Convertible Notes will also be able to require us to redeem the 2026 Convertible Notes on April 1, 2011, April 1, 2016 and April 1, 2021 or upon a change in control of us. The 2026 Convertible Notes mature on April 1, 2026, unless previously redeemed by us or earlier converted by the note holders.

Our 2016 Notes were sold at 99.717% of par value with an effective interest rate of 5.79%, pay interest semi-annually at a rate of 5.75% per annum, and are redeemable at any time at our option, subject to a make-whole provision based on the present value of remaining interest payments at the time of the redemption. The aggregate outstanding principal amount of the 2016 Notes is due and payable on April 1, 2016, unless earlier redeemed by us.

At December 31, 2008, we had a committed long-term credit facility, a commercial paper program, a medium-term note program and various foreign bank facilities. In May 2007, we amended the termination date of our committed long-term credit facility to May 2012. The termination date can be further extended from time to time upon our request and acceptance by the issuer of the facility for a period of one year from the last scheduled termination date for each request accepted. The committed long-term credit facility allows for borrowings of up to $800 million. The commercial paper program also provides for up to $600 million in borrowings. Borrowings under the committed long-term credit facility and medium-term note program are subject to certain financial and operating covenants that include, among other provisions, maximum leverage ratios. Certain covenants also limit subsidiary debt. We believe we were in compliance with these covenants at December 31, 2008. As of December 31, 2008, we had no borrowings under our committed long-term credit facility, $25.0 million in borrowings outstanding under the medium-term note program, $4.4 million in borrowings outstanding under various foreign bank facilities and no borrowings under the commercial paper program. Commercial paper, when outstanding, is issued at current short-term interest rates. Additionally, any future borrowings that are outstanding under the long-term credit facility will be subject to a floating interest rate. We may from time to time seek to retire or purchase our outstanding debt. We currently expect to file in the first quarter of 2009 a new automatic shelf registration statement that will allow us to issue additional securities, including debt securities, in one or more offerings from time to time.

As of December 31, 2008, we had net pension and postretirement benefit obligations totaling $197.2 million. Future funding requirements are subject to change depending on the actual return on net assets in our funded pension plans and changes in actuarial assumptions. In 2009, we expect to pay pension contributions of between $35.0 million and $45.0 million for our U.S. and non-U.S. pension plans and between $1.0 million and $2.0 million for our other postretirement plan.

In connection with the phased closure of our breast implant manufacturing facility at Arklow, Ireland and the transfer of production to our manufacturing plant in Costa Rica, we began to record restructuring and other transition related costs beginning in the first quarter of 2008 and currently expect to incur total pre-tax costs through the fourth quarter of 2009 of between $60 million and $68 million, of which $45 million to $51 million are expected to be cash expenditures.

On February 4, 2009, we announced a restructuring plan that involves a workforce reduction of approximately 460 employees, primarily in the United States and Europe. Further, we have decided to accelerate the vesting and remove certain stock option expiration features for all employees holding the 2008 full-round employee stock options and to modify certain stock option expiration features for other stock options held by employees impacted by the restructuring plan. We currently estimate that the total pre-tax charges resulting from the restructuring plan will be between $110 million and $117 million, of which $40 million to $45 million are expected to be cash expenditures. These charges will be incurred beginning in the first quarter of 2009 and are expected to continue up through and including the fourth quarter of 2009.

A significant amount of our existing cash and equivalents are held by non-U.S. subsidiaries. We currently plan to use these funds in our operations outside the United States. Withholding and U.S. taxes have not been provided for unremitted earnings of certain non-U.S. subsidiaries because we have reinvested these earnings indefinitely in such operations. As of December 31, 2008, we had approximately $1,630.9 million in unremitted earnings outside the United States for which withholding and U.S. taxes were not provided. Tax costs would be incurred if these funds were remitted to the United States.

We believe that the net cash provided by operating activities, supplemented as necessary with borrowings available under our existing credit facilities and existing cash and equivalents, will provide us with sufficient resources to meet our current expected obligations, working capital requirements, debt service and other cash needs over the next year.

Inflation

Although at reduced levels in recent years and at the end of 2008, inflation continues to apply upward pressure on the cost of goods and services that we use. The competitive and regulatory environments in many markets substantially limit our ability to fully recover these higher costs through increased selling prices. We continually seek to mitigate the adverse effects of inflation through cost containment and improved productivity and manufacturing processes.

Foreign Currency Fluctuations

Approximately 35.4% of our product net sales in 2008 were derived from operations outside the United States, and a portion of our international cost structure is denominated in currencies other than the U.S. dollar. As a result, we are subject to fluctuations in sales and earnings reported in U.S. dollars due to changing currency exchange rates. We routinely monitor our transaction exposure to currency rates and implement certain economic hedging strategies to limit such exposure, as we deem appropriate. The net impact of foreign currency fluctuations on our sales was an increase of $49.5 million, $87.4 million and $15.2 million in 2008, 2007 and 2006, respectively. The 2008 sales increase included $49.0 million related to the euro, $8.0 million related to the Brazilian real, $1.2 million related to other Latin American currencies and $0.6 million related to the Canadian dollar, partially offset by decreases of $8.7 million related to the UK pound and $0.6 million related to Asian currencies. The 2007 sales increase included $44.5 million related to the euro, $11.7 million related to the Brazilian real, $8.3 million related to the Australian dollar, $8.2 million related to the Canadian dollar, $8.2 million related to the U.K. pound and $6.5 million related to other Asian and Latin American currencies. The 2006 sales increase included $7.8 million related to the Brazilian real, $6.1 million related to the Canadian dollar, $2.0 million related to the euro and $1.0 million related to the U.K. pound, partially offset by decreases of $1.7 million primarily related to the Australian dollar and other Asian and Latin American currencies. See Note 1, "Summary of Significant Accounting Policies," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for a description of our accounting policy on foreign currency translation.

Contractual Obligations and Commitments

The table below presents information about our contractual obligations and commitments at December 31, 2008:

	Payments Due by Period				
	Less than One Year	1-3 Years	3-5 Years	More than Five Years	Total
	(in millions)				
Notes payable, convertible notes and long-term debt obligations(a)	$ 4.4	$ 750.0	$ 25.0	$ 798.4	$1,577.8
Operating lease obligations	47.3	63.9	27.5	52.8	191.5
Purchase obligations	308.8	142.4	164.6	70.7	686.5
Pension minimum funding(b)	40.2	72.9	64.2	—	177.3
Other long-term obligations	—	33.7	—	126.7	160.4
Total	$400.7	$1,062.9	$281.3	$1,048.6	$2,793.5

(a) Excludes the interest rate swap fair value adjustment of $61.9 million.

(b) For purposes of this table, we assume that we will be required to fund our U.S. and non-U.S. funded pension plans based on the minimum funding required by applicable regulations. In determining the minimum required funding, we utilize current actuarial assumptions and exchange rates to forecast estimates of amounts that may be payable for up to five years in the future. In management's judgment, minimum funding estimates beyond a five year time horizon cannot be reliably estimated. Where minimum funding as determined for each individual plan would not achieve a funded status to the level of local statutory requirements, additional discretionary funding may be provided from available cash resources.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

In the normal course of business, our operations are exposed to risks associated with fluctuations in interest rates and foreign currency exchange rates. We address these risks through controlled risk management that includes the use of derivative financial instruments to economically hedge or reduce these exposures. We do not enter into financial instruments for trading or speculative purposes. See Note 12, "Financial Instruments," in the notes to the consolidated financial statements listed under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules," for activities relating to interest rate and foreign currency risk management.

To ensure the adequacy and effectiveness of our interest rate and foreign exchange hedge positions, we continually monitor our interest rate swap positions and foreign exchange forward and option positions both on a stand-alone basis and in conjunction with our underlying interest rate and foreign currency exposures, from an accounting and economic perspective.

However, given the inherent limitations of forecasting and the anticipatory nature of the exposures intended to be hedged, we cannot assure you that such programs will offset more than a portion of the adverse financial impact resulting from unfavorable movements in either interest or foreign exchange rates. In addition, the timing of the accounting for recognition of gains and losses related to mark-to-market instruments for any given period may not coincide with the timing of gains and losses related to the underlying economic exposures and, therefore, may adversely affect our consolidated operating results and financial position.

Interest Rate Risk

Our interest income and expense is more sensitive to fluctuations in the general level of U.S. interest rates than to changes in rates in other markets. Changes in U.S. interest rates affect the interest earned on our cash and equivalents, interest expense on our debt as well as costs associated with foreign currency contracts.

On January 31, 2007, we entered into a nine-year, two-month interest rate swap with a $300.0 million notional amount with semi-annual settlements and quarterly interest rate reset dates. The swap receives interest at a fixed rate of 5.75% and pays interest at a variable interest rate equal to 3-month LIBOR plus 0.368%, and effectively converts $300.0 million of the $800 million aggregate principal amount of our 2016 Notes to a variable interest rate. Based on the structure of the hedging relationship, the hedge meets the criteria for using the short-cut method for a fair value hedge under the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, or SFAS No. 133. Under the provisions of SFAS No. 133, the investment in the derivative and the related long-term debt are recorded at fair value. At December 31, 2008 and 2007, we recognized in our consolidated balance sheets an asset reported in "Investments and other assets" and a corresponding increase in "Long-term debt" associated with the fair value of the derivative of $61.9 million and $17.1 million, respectively. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the 2016 Notes. During 2008 and 2007, we recognized $7.9 million and $0.3 million, respectively, as a reduction of interest expense due to the differential to be received.

In February 2006, we entered into interest rate swap contracts based on 3-month LIBOR with an aggregate notional amount of $800 million, a swap period of 10 years and a starting swap rate of 5.198%. We entered into these swap contracts as a cash flow hedge to effectively fix the future interest rate for our 2016 Notes. In April 2006, we terminated the interest rate swap contracts and received approximately $13.0 million. The total gain is being amortized as a reduction to interest expense over a 10 year period to match the term of the 2016 Notes. As of December 31, 2008, the remaining unrecognized gain, net of tax, of $5.7 million is recorded as a component of accumulated other comprehensive loss.

At December 31, 2008, we had approximately $4.4 million of variable rate debt. If interest rates were to increase or decrease by 1% for the year, annual interest expense, including the effect of the $300.0 million notional amount of the interest rate swap entered into on January 31, 2007, would increase or decrease by approximately $3.0 million. Commercial paper, when outstanding, is issued at current short-term interest rates. Additionally, any future borrowings that are outstanding under the long-term credit facility will be subject to a floating interest rate. Therefore, higher interest costs could occur if interest rates increase in the future.

The tables below present information about certain of our investment portfolio and our debt obligations at December 31, 2008 and 2007:

	December 31, 2008							
	Maturing in							Fair Market Value
	2009	2010	2011	2012	2013	Thereafter	Total	
	(in millions, except interest rates)							
ASSETS								
Cash Equivalents:								
Commercial Paper	$ 414.1	$ —	$ —	$ —	$ —	$ —	$ 414.1	$ 414.1
Weighted Average Interest Rate	3.76%	—	—	—	—	—	3.76%	
Foreign Time Deposits	88.2	—	—	—	—	—	88.2	88.2
Weighted Average Interest Rate	1.65%	—	—	—	—	—	1.65%	
Other Cash Equivalents	506.9	—	—	—	—	—	506.9	506.9
Weighted Average Interest Rate	1.42%	—	—	—	—	—	1.42%	
Total Cash Equivalents	$1,009.2	$ —	$ —	$ —	$ —	$ —	$1,009.2	$1,009.2
Weighted Average Interest Rate	2.40%	—	—	—	—	—	2.40%	
LIABILITIES								
Debt Obligations:								
Fixed Rate (US$)	$ —	$ —	$750.0	$25.0	$ —	$798.4	$1,573.4	$1,549.0
Weighted Average Interest Rate	—	—	1.50%	7.47%	—	5.79%	3.77%	
Other Variable Rate (non-US$)	4.4	—	—	—	—	—	4.4	4.4
Weighted Average Interest Rate	3.14%	—	—	—	—	—	3.14%	
Total Debt Obligations(a)	$ 4.4	$ —	$750.0	$25.0	$ —	$798.4	$1,577.8	$1,553.4
Weighted Average Interest Rate	3.14%	—	1.50%	7.47%	—	5.79%	3.77%	
INTEREST RATE DERIVATIVES								
Interest Rate Swaps:								
Fixed to Variable (US$)	$ —	$ —	$ —	$ —	$ —	$300.0	$ 300.0	$ 61.9
Average Pay Rate	—	—	—	—	—	1.80%	1.80%	
Average Receive Rate	—	—	—	—	—	5.75%	5.75%	

(a) Total debt obligations in the consolidated balance sheet at December 31, 2008 include debt obligations of $1,577.8 million and the interest rate swap fair value adjustment of $61.9 million.

	December 31, 2007							
	Maturing in							Fair Market Value
	2008	2009	2010	2011	2012	Thereafter	Total	
	(in millions, except interest rates)							
ASSETS								
Cash Equivalents:								
Commercial Paper	$ 871.0	$ —	$ —	$ —	$ —	$ —	$ 871.0	$ 871.0
Weighted Average Interest Rate	4.62%	—	—	—	—	—	4.62%	
Foreign Time Deposits	108.1	—	—	—	—	—	108.1	108.1
Weighted Average Interest Rate	3.55%	—	—	—	—	—	3.55%	
Other Cash Equivalents	96.9	—	—	—	—	—	96.9	96.9
Weighted Average Interest Rate	5.52%	—	—	—	—	—	5.52%	
Total Cash Equivalents	$1,076.0	$ —	$ —	$ —	$ —	$ —	$1,076.0	$1,076.0
Weighted Average Interest Rate	4.59%	—	—	—	—	—	4.59%	
LIABILITIES								
Debt Obligations:								
Fixed Rate (US$)	$ 34.6	$ —	$ —	$750.0	$25.0	$798.1	$1,607.7	$1,768.4
Weighted Average Interest Rate	6.91%	—	—	1.50%	7.47%	5.79%	3.84%	
Fixed Rate (non-US$)	0.9	—	—	—	—	—	0.9	0.9
Weighted Average Interest Rate	4.15%	—	—	—	—	—	4.15%	
Other Variable Rate (non-US$)	4.2	—	—	—	—	—	4.2	4.2
Weighted Average Interest Rate	4.42%	—	—	—	—	—	4.42%	
Total Debt Obligations(a)	$ 39.7	$ —	$ —	$750.0	$25.0	$798.1	$1,612.8	$1,773.5
Weighted Average Interest Rate	6.59%	—	—	1.50%	7.47%	5.79%	3.84%	
INTEREST RATE DERIVATIVES								
Interest Rate Swaps:								
Fixed to Variable (US$)	$ —	$ —	$ —	$ —	$ —	$300.0	$ 300.0	$ 17.1
Average Pay Rate	—	—	—	—	—	5.10%	5.10%	
Average Receive Rate	—	—	—	—	—	5.75%	5.75%	

(a) Total debt obligations in the consolidated balance sheet at December 31, 2007 include debt obligations of $1,612.8 million and the interest rate swap fair value adjustment of $17.1 million.

Foreign Currency Risk

Overall, we are a net recipient of currencies other than the U.S. dollar and, as such, benefit from a weaker dollar and are adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may negatively affect our consolidated revenues or operating costs and expenses as expressed in U.S. dollars.

From time to time, we enter into foreign currency option and forward contracts to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow our management to focus its attention on our core business issues. Accordingly, we enter into various contracts which change in value as foreign exchange rates change to economically offset the effect of changes in the value of foreign currency assets and liabilities, commitments and anticipated foreign currency denominated sales and operating expenses. We enter into foreign currency option and forward contracts in amounts between minimum and maximum anticipated foreign exchange exposures, generally for periods not to exceed one year.

We use foreign currency option contracts, which provide for the sale or purchase of foreign currencies to offset foreign currency exposures expected to arise in the normal course of our business. While these instruments are subject to fluctuations in value, such fluctuations are anticipated to offset changes in the value of the underlying exposures.

All of our outstanding foreign currency option contracts are entered into to reduce the volatility of earnings generated in currencies other than the U.S. dollar, primarily earnings denominated in the Canadian dollar, Mexican peso, Australian dollar, Brazilian real, euro, Japanese yen, Swedish krona, Swiss franc and U.K. pound. Current changes in the fair value of open foreign currency option contracts are recorded through earnings as "Unrealized gain (loss) on derivative instruments, net" while any realized gains (losses) on settled contracts are recorded through earnings as "Other, net" in the accompanying consolidated statements of operations. The premium costs of purchased foreign exchange option contracts are recorded in "Other current assets" and amortized to "Other, net" over the life of the options.

All of our outstanding foreign exchange forward contracts are entered into to protect the value of certain intercompany receivables or payables that are subject to fluctuations in foreign currency exchange rates. The realized and unrealized gains and losses from foreign currency forward contracts and the revaluation of the foreign denominated intercompany receivables or payables are recorded through "Other, net" in the accompanying consolidated statements of operations.

The following table provides information about our foreign currency derivative financial instruments outstanding as of December 31, 2008 and 2007. The information is provided in U.S. dollars, as presented in our consolidated financial statements:

	December 31, 2008		December 31, 2007	
	Notional Amount (in millions)	Average Contract Rate or Strike Amount	Notional Amount (in millions)	Average Contract Rate or Strike Amount
Foreign currency forward contracts:				
(Receive U.S. dollar/pay foreign currency)				
Euro	$ 67.9	1.36	$117.2	1.44
Canadian dollar	12.9	1.24	—	—
Japanese yen	3.0	90.43	—	—
Australian dollar	17.3	0.67	9.0	0.85
New Zealand dollar	0.5	0.55	—	—
Swiss franc	10.6	1.16	3.7	1.15
	$112.2		$129.9	
Estimated fair value	$ (3.6)		$ (2.0)	
Foreign currency forward contracts:				
(Pay U.S. dollar/receive foreign currency)				
Korean won	$ 12.8	1411.27	$ —	—
Euro	50.5	1.36	58.3	1.44
	$ 63.3		$ 58.3	
Estimated fair value	$ 2.7		$ 0.9	
Foreign currency sold — put options:				
Canadian dollar	$ 48.4	1.04	$ 50.3	1.00
Mexican peso	5.7	14.17	14.2	11.17
Australian dollar	29.1	0.75	21.3	0.86
Brazilian real	21.6	2.10	17.6	1.86
Euro	99.6	1.45	151.2	1.47
Japanese yen	12.1	90.76	10.5	107.92
Swedish krona	—	—	10.0	6.41
Swiss franc	—	—	4.7	1.12
	$216.5		$279.8	
Estimated fair value	$ 24.3		$ 7.3	
Foreign currency purchased — call options:				
U.K. pound	$ —	—	$ 16.0	2.05
Estimated fair value	$ —		$ 0.1	

Item 8. ***Financial Statements and Supplementary Data***

The information required by this Item is incorporated herein by reference to the financial statements set forth in Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules."

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our management, including our Principal Executive Officer and our Principal Financial Officer, does not expect that our disclosure controls or procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, we have investments in certain unconsolidated entities. As we do not control or manage these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008, the end of the annual period covered by this report. The evaluation of our disclosure controls and procedures included a review of the disclosure controls' and procedures' objectives, design, implementation and the effect of the controls and procedures on the information generated for use in this report. In the course of our evaluation, we sought to identify data errors, control problems or acts of fraud and to confirm the appropriate corrective actions, including process improvements, were being undertaken.

Based on the foregoing, our Principal Executive Officer and our Principal Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and were operating at the reasonable assurance level.

Further, management determined that, as of December 31, 2008, there were no changes in our internal control over financial reporting that occurred during the fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our management report on internal control over financial reporting and the report of our independent registered public accounting firm on our internal control over financial reporting are contained in Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules."

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

For information required by this Item regarding our executive officers, see Item 1 of Part I of this report, "Business."

The information to be included in the sections entitled "Election of Directors" and "Corporate Governance" in the Proxy Statement to be filed by us with the Securities and Exchange Commission no later than 120 days after the close of our fiscal year ended December 31, 2008 (the "Proxy Statement") is incorporated herein by reference.

The information to be included in the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

The information to be included in the section entitled "Code of Business Conduct and Ethics" in the Proxy Statement is incorporated herein by reference.

We have filed, as exhibits to this report, the certifications of our Principal Executive Officer and Principal Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

On June 5, 2008, we submitted to the New York Stock Exchange the Annual CEO Certification required pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Item 11. *Executive Compensation*

The information to be included in the sections entitled "Executive Compensation" and "Non-Employee Directors' Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information to be included in the section entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in the Proxy Statement is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information to be included in the sections entitled "Certain Relationships and Related Transactions" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

The information to be included in the section entitled "Independent Registered Public Accounting Firm's Fees" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) 1. *Consolidated Financial Statements and Supplementary Data:*

The following financial statements are included herein under Item 8 of Part II of this report, "Financial Statements and Supplementary Data":

(a) 2. *Financial Statement Schedules:*

All other schedules have been omitted for the reason that the required information is presented in the financial statements or notes thereto, the amounts involved are not significant or the schedules are not applicable.

(a) 3. *Exhibits:*

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Allergan, Inc., as filed with the State of Delaware on May 22, 1989 (incorporated by reference to Exhibit 3.1 to Allergan, Inc.'s Registration Statement on Form S-1 No. 33-28855, filed on May 24, 1989)
3.2	Certificate of Amendment of Certificate of Incorporation of Allergan, Inc. (incorporated by reference to Exhibit 3 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended June 30, 2000)
3.3	Certificate of Amendment of Restated Certificate of Incorporation of Allergan, Inc. (incorporated by reference to Exhibit 3.1 to Allergan, Inc.'s Current Report on Form 8-K filed on September 20, 2006)
3.4	Allergan, Inc. Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to Allergan, Inc.'s Current Report on Form 8-K filed on October 7, 2008)
4.1	Certificate of Designations of Series A Junior Participating Preferred Stock, as filed with the State of Delaware on February 1, 2000 (incorporated by reference to Exhibit 4.1 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 1999)
4.2	Form of Stock Certificate for Allergan, Inc. Common Stock, par value $0.01
4.3	Rights Agreement, dated as of January 25, 2000, between Allergan, Inc. and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4 to Allergan, Inc.'s Current Report on Form 8-K filed on January 28, 2000)
4.4	Amendment to Rights Agreement, dated as of January 2, 2002, among First Chicago Trust Company of New York, Allergan, Inc. and EquiServe Trust Company, N.A., as successor Rights Agent (incorporated by reference to Exhibit 4.3 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2001)
4.5	Second Amendment to Rights Agreement, dated as of January 30, 2003, among First Chicago Trust Company of New York, Allergan, Inc. and EquiServe Trust Company, N.A., as successor Rights Agent (incorporated by reference to Exhibit 1 to Allergan, Inc.'s amended Form 8-A filed on February 14, 2003)
4.6	Third Amendment to Rights Agreement, dated as of October 7, 2005, among Wells Fargo Bank, N.A. and Allergan, Inc., as successor Rights Agent (incorporated by reference to Exhibit 4.11 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
4.7	Indenture, dated as of April 12, 2006, between Allergan, Inc. and Wells Fargo Bank, National Association relating to the $750,000,000 1.50% Convertible Senior Notes due 2026 (incorporated by reference to Exhibit 4.1 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
4.8	Indenture, dated as of April 12, 2006, between Allergan, Inc. and Wells Fargo Bank, National Association relating to the $800,000,000 5.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.2 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
4.9	Form of 1.50% Convertible Senior Note due 2026 (incorporated by reference to (and included in) the Indenture dated as of April 12, 2006 between Allergan, Inc. and Wells Fargo Bank, National Association at Exhibit 4.1 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)

Exhibit No.	Description
4.10	Form of 5.75% Senior Note due 2016 (incorporated by reference to (and included in) the Indenture dated as of April 12, 2006 between Allergan, Inc. and Wells Fargo Bank, National Association at Exhibit 4.2 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
4.11	Registration Rights Agreement, dated as of April 12, 2006, among Allergan, Inc., Banc of America Securities LLC and Citigroup Global Markets Inc., as representatives of the Initial Purchasers named therein, relating to the $750,000,000 1.50% Convertible Senior Notes due 2026 (incorporated by reference to Exhibit 4.3 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
4.12	Registration Rights Agreement, dated as of April 12, 2006, between Allergan, Inc. and Morgan Stanley & Co. Incorporated, as representative of the Initial Purchasers named therein, relating to the $800,000,000 5.75% Senior Notes due 2016 (incorporated by reference to Exhibit 4.4 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
10.1	Form of Director and Executive Officer Indemnity Agreement† (incorporated by reference to Exhibit 10.1 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2006)
10.2	Amended and Restated Form of Allergan, Inc. Change in Control Agreement (applicable to certain employees hired on or before December 4, 2006)††
10.3	Amended and Restated Form of Allergan, Inc. Change in Control Agreement (applicable to certain employees hired on or after December 4, 2006)†††
10.4	Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan (incorporated by reference to Appendix A to Allergan, Inc.'s Proxy Statement filed on March 14, 2003)
10.5	First Amendment to Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan (incorporated by reference to Appendix A to Allergan, Inc.'s Proxy Statement filed on March 21, 2006)
10.6	Second Amendment to Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended March 30, 2007)
10.7	Amended Form of Restricted Stock Award Agreement under Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.15 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended March 30, 2007)
10.8	Amended Form of Non-Qualified Stock Option Award Agreement under Allergan, Inc. 2003 Nonemployee Director Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.16 to Allergan, Inc. Report on Form 10-Q for the Quarter ended March 30, 2007)
10.9	Allergan, Inc. Deferred Directors' Fee Program, amended and restated as of July 30, 2007 (incorporated by reference to Exhibit 10.4 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 28, 2007)
10.10	Allergan, Inc. 1989 Incentive Compensation Plan (as amended and restated November 2000) (incorporated by reference to Exhibit 10.5 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2000)
10.11	First Amendment to Allergan, Inc. 1989 Incentive Compensation Plan (as amended and restated November 2000) (incorporated by reference to Exhibit 10.51 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 26, 2003)

Exhibit No.	Description
10.12	Second Amendment to Allergan, Inc. 1989 Incentive Compensation Plan (as amended and restated November 2000) (incorporated by reference to Exhibit 10.7 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2004)
10.13	Form of Certificate of Restricted Stock Award Terms and Conditions under Allergan, Inc. 1989 Incentive Compensation Plan (as amended and restated November 2000) (incorporated by reference to Exhibit 10.8 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2004)
10.14	Form of Restricted Stock Units Terms and Conditions under Allergan, Inc. 1989 Incentive Compensation Plan (as amended and restated November 2000) (incorporated by reference to Exhibit 10.9 to Allergan, Inc.'s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2004)
10.15	Allergan, Inc. Employee Stock Ownership Plan (Restated 2008)
10.16	Allergan, Inc. Savings and Investment Plan (Restated 2008)
10.17	First Amendment to Allergan, Inc. Savings and Investment Plan (Restated 2008)
10.18	Allergan, Inc. Pension Plan (Restated 2008)
10.19	Allergan, Inc. Supplemental Executive Benefit Plan and Supplemental Retirement Income Plan (Restated 2008)
10.20	Allergan, Inc. 2006 Executive Bonus Plan (incorporated by reference to Appendix B to Allergan, Inc.'s Proxy Statement filed on March 21, 2006)
10.21	Allergan, Inc. 2009 Executive Bonus Plan Performance Objectives
10.22	Allergan, Inc. 2009 Management Bonus Plan
10.23	Allergan, Inc. Executive Deferred Compensation Plan (2009 Restatement)
10.24	Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Appendix A to Allergan, Inc.'s Proxy Statement filed on March 20, 2008)
10.25	Sub-Plan for Restricted Stock Units for Employees in France under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.2 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.26	Sub-Plan for Stock Options for Employees in France under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.3 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.27	Form Non-Qualified Stock Option Grant Notice for Non-Employee Directors under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.4 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.28	Form Non-Qualified Stock Option Grant Notice for Employees under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.5 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)

Exhibit No.	Description
10.29	Addendum to Form Non-Qualified Stock Option Grant Notice for Employees in China under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.6 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.30	Addendum to Form Non-Qualified Stock Option Grant Notice for Employees in France under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.7 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.31	Addendum to Form Non-Qualified Stock Option Grant Notice for Employees in Italy under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.8 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.32	Addendum to Form Non-Qualified Stock Option Grant Notice for Employees in Thailand under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.9 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.33	Form Restricted Stock Award Grant Notice for Non-Employee Directors under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.10 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.34	Form Restricted Stock Award Grant Notice for Employees under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.11 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.35	Form Restricted Stock Award Grant Notice for Employees (Management Bonus Plan) under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.12 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.36	Form Restricted Stock Unit Award Grant Notice for Employees under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.13 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.37	Form Restricted Stock Unit Award Grant Notice for Employees (Management Bonus Plan) under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.14 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.38	Addendum to Form Restricted Stock Unit Award Grant Notice for Employees in France under the Allergan, Inc. 2008 Incentive Award Plan (incorporated by reference to Exhibit 10.15 to Allergan, Inc.'s Current Report on Form 8-K filed on May 6, 2008)
10.39	Distribution Agreement, dated as of March 4, 1994, among Allergan, Inc. and Merrill Lynch & Co. and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 10.14 to Allergan, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1993)
10.40	Amended and Restated Credit Agreement, dated as of March 31, 2006, among Allergan, Inc. as Borrower and Guarantor, the Banks listed therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Document Agent (incorporated by reference to Exhibit 10.1 to Allergan, Inc.'s Current Report on Form 8-K filed on April 4, 2006)

Exhibit No.	Description
10.41	First Amendment to Amended and Restated Credit Agreement, dated as of March 16, 2007, among Allergan, Inc., as Borrower and Guarantor, the Banks listed therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Document Agent (incorporated by reference to Exhibit 10.13 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended March 30, 2007)
10.42	Second Amendment to Amended and Restated Credit Agreement, dated as of May 24, 2007, among Allergan, Inc., as Borrower and Guarantor, the Banks listed therein, JPMorgan Chase Bank, as Administrative Agent, Citicorp USA Inc., as Syndication Agent and Bank of America, N.A., as Document Agent (incorporated by reference to Exhibit 10.4 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended June 29, 2007)
10.43	Purchase Agreement, dated as of April 6, 2006, among Allergan, Inc. and Banc of America Securities LLC, Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated, as representatives of the initial purchasers named therein, relating to the $750,000,000 1.50% Convertible Senior Notes due 2026 (incorporated by reference to Exhibit 10.1 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
10.44	Purchase Agreement, dated as of April 6, 2006, among Allergan, Inc. and Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, relating to the $800,000,000 5.75% Senior Notes due 2016 (incorporated by reference to Exhibit 10.2 to Allergan, Inc.'s Current Report on Form 8-K filed on April 12, 2006)
10.45	Stock Sale and Purchase Agreement, dated as of October 31, 2006, among Allergan, Inc., Allergan Holdings France, SAS, Waldemar Kita, the European Pre-Floatation Fund II and the other minority stockholders of Groupe Cornéal Laboratoires and its subsidiaries (incorporated by reference to Exhibit 10.1 to Allergan, Inc.'s Current Report on Form 8-K filed on November 2, 2006)
10.46	First Amendment to Stock Sale and Purchase Agreement, dated as of February 19, 2007, among Allergan, Inc., Allergan Holdings France, SAS, Waldemar Kita, the European Pre-Floatation Fund II and the other minority stockholders of Groupe Cornéal Laboratoires and its subsidiaries (incorporated by reference to Exhibit 10.3 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended March 30, 2007)
10.47	Agreement and Plan of Merger, dated as of December 20, 2005, among Allergan, Inc., Banner Acquisition, Inc. and Inamed Corporation (incorporated by reference to Exhibit 99.2 to Allergan, Inc.'s Current Report on Form 8-K filed on December 21, 2005)
10.48	Agreement and Plan of Merger, dated as of September 18, 2007, among Allergan, Inc., Esmeralde Acquisition, Inc., Esprit Pharma Holding Company, Inc. and the Escrow Participants' Representative (incorporated by reference to Exhibit 2.1 to Allergan, Inc.'s Current Report on Form 8-K/A filed on September 24, 2007)
10.49	Purchase Agreement, dated as of June 6, 2008, between Allergan Sales, LLC and QLT USA, Inc. (incorporated by reference to Exhibit 2.1 to Allergan, Inc.'s Current Report on Form 8-K filed on June 9, 2008)
10.50	Contribution and Distribution Agreement, dated as of June 24, 2002, between Allergan, Inc. and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.35 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended June 28, 2002)

Exhibit No.	Description
10.51	Employee Matters Agreement, dated as of June 24, 2002, between Allergan, Inc. and Advanced Medical Optics, Inc. (incorporated by reference to Exhibit 10.37 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended June 28, 2002)
10.52	Transfer Agent Services Agreement, dated as of October 7, 2005, among Allergan, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.57 to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
10.53	*Botox*® — China License Agreement, dated as of September 30, 2005, among Allergan, Inc., Allergan Sales, LLC and Glaxo Group Limited (incorporated by reference to Exhibit 10.51** to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
10.54	*Botox*® — Japan License Agreement, dated as of September 30, 2005, among Allergan, Inc., Allergan Sales, LLC and Glaxo Group Limited (incorporated by reference to Exhibit 10.52** to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
10.55	Co-Promotion Agreement, dated as of September 30, 2005, among Allergan, Inc., Allergan Sales, LLC and SmithKline Beecham Corporation d/b/a GlaxoSmithKline (incorporated by reference to Exhibit 10.53** to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
10.56	*Botox*® Global Strategic Support Agreement, dated as of September 30, 2005, among Allergan, Inc., Allergan Sales, LLC and Glaxo Group Limited (incorporated by reference to Exhibit 10.54** to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
10.57	China *Botox*® Supply Agreement, dated as of September 30, 2005, between Allergan Pharmaceuticals Ireland and Glaxo Group Limited (incorporated by reference to Exhibit 10.55** to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
10.58	Japan *Botox*® Supply Agreement, dated as of September 30, 2005, between Allergan Pharmaceuticals Ireland and Glaxo Group Limited (incorporated by reference to Exhibit 10.56** to Allergan, Inc.'s Report on Form 10-Q for the Quarter ended September 30, 2005)
10.59	Amended and Restated License, Commercialization and Supply Agreement, dated as of September 18, 2007, between Esprit Pharma, Inc. and Indevus Pharmaceuticals, Inc. (incorporated by reference and included as Exhibit C*** to the Agreement and Plan of Merger, dated as of September 18, 2007, among Allergan, Inc., Esmeralde Acquisition, Inc., Esprit Pharma Holding Company, Inc. and the Escrow Participants' Representative at Exhibit 2.1 to Allergan, Inc.'s Current Report on Form 8-K/A filed on September 24, 2007)
10.60	First Amendment to Amended and Restated License, Commercialization and Supply Agreement, dated as of January 9, 2009, between Allergan USA, Inc. and Indevus Pharmaceuticals, Inc.
10.61	License, Development, Supply and Distribution Agreement, dated as of October 28, 2008, among Allergan, Inc., Allergan Sales, LLC, Allergan USA, Inc. and Spectrum Pharmaceuticals, Inc.****
21	List of Subsidiaries of Allergan, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

Exhibit No.	Description
31.2	Certification of Principal Financial Officer Required Under Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended
32	Certification of Principal Executive Officer and Principal Financial Officer Required Under Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350

** Confidential treatment was requested with respect to the omitted portions of this Exhibit, which portions have been filed separately with the Securities and Exchange Commission and which portions were granted confidential treatment on December 13, 2005

*** Confidential treatment was requested with respect to the omitted portions of this Exhibit, which portions have been filed separately with the Securities and Exchange Commission and which portions were granted confidential treatment on October 12, 2007

**** Confidential treatment has been requested with respect to the omitted portions of this Exhibit, which portions have been filed separately with the Securities and Exchange Commission

† All current directors and executive officers of Allergan, Inc. have entered into the Indemnity Agreement with Allergan, Inc.

†† Certain vice president level employees, including executive officers, of Allergan, Inc., hired on or before December 4, 2006, are eligible to be party to this Amended and Restated Allergan, Inc. Change in Control Agreement

††† Certain vice president level employees of Allergan, Inc., hired on or after December 4, 2006, are eligible to be party to this Amended and Restated Allergan, Inc. Change in Control Agreement

(b) *Item 601 Exhibits*

Reference is hereby made to the Index of Exhibits under Item 15 of Part IV of this report, "Exhibits and Financial Statement Schedules."

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLERGAN, INC.

By /s/ DAVID E.I. PYOTT

David E.I. Pyott
Chairman of the Board and
Chief Executive Officer

Date: February 27, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Date: February 27, 2009	By	/s/ DAVID E.I. PYOTT David E.I. Pyott *Chairman of the Board and* *Chief Executive Officer*
Date: February 27, 2009	By	/s/ JEFFREY L. EDWARDS Jeffrey L. Edwards *Executive Vice President, Finance and Business Development, Chief Financial Officer* *(Principal Financial Officer)*
Date: February 27, 2009	By	/s/ JAMES F. BARLOW James F. Barlow *Senior Vice President, Corporate Controller* *(Principal Accounting Officer)*
Date: February 27, 2009	By	/s/ HERBERT W. BOYER Herbert W. Boyer, Ph.D., *Vice Chairman of the Board*
Date: February 27, 2009	By	/s/ DEBORAH DUNSIRE Deborah Dunsire, M.D., *Director*
Date: February 27, 2009	By	/s/ MICHAEL R. GALLAGHER Michael R. Gallagher, *Director*
Date: February 27, 2009	By	/s/ GAVIN S. HERBERT Gavin S. Herbert, *Director and Chairman Emeritus*
Date: February 27, 2009	By	/s/ DAWN HUDSON Dawn Hudson, *Director*
Date: February 27, 2009	By	/s/ ROBERT A. INGRAM Robert A. Ingram, *Director*
Date: February 27, 2009	By	/s/ TREVOR M. JONES Trevor M. Jones, Ph.D., *Director*

Date: February 27, 2009	By	/s/ LOUIS J. LAVIGNE, JR.
		Louis J. Lavigne, Jr., *Director*
Date: February 27, 2009	By	/s/ RUSSELL T. RAY
		Russell T. Ray, *Director*
Date: February 27, 2009	By	/s/ STEPHEN J. RYAN
		Stephen J. Ryan, M.D., *Director*
Date: February 27, 2009	By	/s/ LEONARD D. SCHAEFFER
		Leonard D. Schaeffer, *Director*

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended, refers to the process designed by, or under the supervision of, our Principal Executive Officer and Principal Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Allergan;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Allergan are being made only in accordance with authorizations of management and directors of Allergan; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Allergan's assets that could have a material effect on the financial statements.

Allergan's internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report on internal control over financial reporting as of December 31, 2008. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk. Management is responsible for establishing and maintaining adequate internal control over financial reporting for Allergan.

Management has used the framework set forth in the report entitled *"Internal Control — Integrated Framework"* published by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of Allergan's internal control over financial reporting. Management has concluded that Allergan's internal control over financial reporting was effective as of December 31, 2008, based on those criteria.

David E.I. Pyott
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)

Jeffrey L. Edwards
Executive Vice President, Finance and
Business Development, Chief Financial Officer
(Principal Financial Officer)

February 25, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Allergan, Inc.

We have audited Allergan, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Allergan, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of Allergan, Inc. and our report dated February 25, 2009 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Orange County, California
February 25, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Allergan, Inc.

We have audited the accompanying consolidated balance sheets of Allergan, Inc. (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a)2. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allergan, Inc. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the balance sheet recognition and reporting provisions of SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" during the fourth fiscal quarter of 2006. In the first fiscal quarter of 2008, the Company adopted the measurement date provision of SFAS No. 158, which resulted in the Company changing its measurement date for pension and other postretirement plans from September 30 to December 31.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Allergan, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Orange County, California
February 25, 2009

ALLERGAN, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,	
	2008	2007
	(in millions, except share data)	
ASSETS		
Current assets:		
Cash and equivalents	$1,110.4	$1,157.9
Trade receivables, net	538.4	463.1
Inventories	262.5	224.7
Other current assets	359.3	278.5
Total current assets	2,270.6	2,124.2
Investments and other assets	272.9	249.9
Property, plant and equipment, net	774.1	686.4
Goodwill	1,981.8	2,082.1
Intangibles, net	1,491.9	1,436.7
Total assets	$6,791.3	$6,579.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 4.4	$ 39.7
Accounts payable	173.9	208.7
Accrued compensation	132.6	155.3
Other accrued expenses	336.7	295.7
Income taxes	49.4	16.3
Total current liabilities	697.0	715.7
Long-term debt	885.3	840.2
Long-term convertible notes	750.0	750.0
Deferred tax liabilities	44.1	220.6
Other liabilities	402.8	312.7
Commitments and contingencies		
Minority interest	1.8	1.5
Stockholders' equity:		
Preferred stock, $.01 par value; authorized 5,000,000 shares; none issued	—	—
Common stock, $.01 par value; authorized 500,000,000 shares; issued 307,512,000 shares as of December 31, 2008 and 2007	3.1	3.1
Additional paid-in capital	2,516.2	2,450.4
Accumulated other comprehensive loss	(198.7)	(34.8)
Retained earnings	1,882.1	1,423.5
	4,202.7	3,842.2
Less treasury stock, at cost (3,424,000 and 1,605,000 shares as of December 31, 2008 and 2007, respectively)	(192.4)	(103.6)
Total stockholders' equity	4,010.3	3,738.6
Total liabilities and stockholders' equity	$6,791.3	$6,579.3

See accompanying notes to consolidated financial statements.

ALLERGAN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2008	2007	2006
	(in millions, except per share data)		
Revenues:			
Product net sales	$4,339.7	$3,879.0	$3,010.1
Other revenues	63.7	59.9	53.2
Total revenues	4,403.4	3,938.9	3,063.3
Operating costs and expenses:			
Cost of sales (excludes amortization of acquired intangible assets)	761.2	673.2	575.7
Selling, general and administrative	1,856.0	1,680.1	1,333.4
Research and development	797.9	718.1	1,055.5
Amortization of acquired intangible assets	150.9	121.3	79.6
Restructuring charges	41.3	26.8	22.3
Operating income (loss)	796.1	719.4	(3.2)
Non-operating income (expense):			
Interest income	33.5	65.3	48.9
Interest expense	(60.6)	(71.4)	(60.2)
Unrealized gain (loss) on derivative instruments, net	14.8	(0.4)	(0.3)
Other, net	3.4	(25.2)	(4.7)
	(8.9)	(31.7)	(16.3)
Earnings (loss) from continuing operations before income taxes and minority interest	787.2	687.7	(19.5)
Provision for income taxes	207.0	186.2	107.5
Minority interest expense	1.6	0.5	0.4
Earnings (loss) from continuing operations	578.6	501.0	(127.4)
Discontinued operations:			
Loss from discontinued operations, net of applicable income tax benefit of $0.4 million	—	(0.7)	—
Loss on sale of discontinued operations, net of applicable income tax benefit of $0.3 million	—	(1.0)	—
Discontinued operations	—	(1.7)	—
Net earnings (loss)	$ 578.6	$ 499.3	$ (127.4)
Basic earnings (loss) per share:			
Continuing operations	$ 1.90	$ 1.64	$ (0.43)
Discontinued operations	—	—	—
Net basic earnings (loss) per share	$ 1.90	$ 1.64	$ (0.43)
Diluted earnings (loss) per share:			
Continuing operations	$ 1.89	$ 1.62	$ (0.43)
Discontinued operations	—	—	—
Net diluted earnings (loss) per share	$ 1.89	$ 1.62	$ (0.43)

See accompanying notes to consolidated financial statements.

ALLERGAN, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Treasury Stock		Total	Comprehensive Income (Loss)
	Shares	Par Value				Shares	Amount		
				(in millions, except per share data)					
Balance December 31, 2005	268.5	$2.7	$ 416.3	$ (50.6)	$1,305.1	(2.9)	$(106.6)	$1,566.9	
Comprehensive income									
Net loss					(127.4)			(127.4)	$(127.4)
Other comprehensive income, net of tax:									
Minimum pension liability adjustment									1.3
Foreign currency translation adjustments									24.9
Deferred holding gains, net of amortized amounts, on derivatives designated as cash flow hedges									7.3
Unrealized loss on investments									(0.6)
Other comprehensive income				32.9				32.9	32.9
Comprehensive loss									$ (94.5)
Transition adjustment upon adoption of SFAS No. 158, net of tax				(109.7)				(109.7)	
Dividends ($0.20 per share)					(58.7)			(58.7)	
Stock options exercised			35.4		(58.7)	5.3	241.3	218.0	
Activity under other stock plans					2.2	0.2	9.6	11.8	
Issuance of common stock in connection with convertible note exchanges	4.1								
Issuance of common stock under Inamed acquisition	34.9	0.4	1,858.9					1,859.3	
Purchase of treasury stock						(5.8)	(307.8)	(307.8)	
Stock-based award activity			47.4		3.2	0.2	7.2	57.8	
Balance December 31, 2006	307.5	3.1	2,358.0	(127.4)	1,065.7	(3.0)	(156.3)	3,143.1	
Comprehensive income									
Net earnings					499.3			499.3	$ 499.3
Other comprehensive income, net of tax:									
Pension and postretirement benefit plan adjustments:									
Net gain									38.5
Amortization									7.5
Foreign currency translation adjustments									46.9
Amortization of deferred holding gains on derivatives designated as cash flow hedges									(0.8)
Unrealized gain on investments									0.5
Other comprehensive income				92.6				92.6	92.6
Comprehensive income									$ 591.9
Dividends ($0.20 per share)					(61.2)			(61.2)	
Stock options exercised			36.0		(76.4)	3.9	213.9	173.5	
Activity under other stock plans					1.1	0.3	15.2	16.3	
Purchase of treasury stock						(3.0)	(186.5)	(186.5)	
Stock-based award activity			56.4		(0.7)	0.2	10.1	65.8	
Adjustment upon adoption of FIN 48					(4.3)			(4.3)	
Balance December 31, 2007	307.5	3.1	2,450.4	(34.8)	1,423.5	(1.6)	(103.6)	3,738.6	
Comprehensive income									
Net earnings					578.6			578.6	$ 578.6
Other comprehensive income, net of tax:									
Pension and postretirement benefit plan adjustments:									
Net losses									(125.8)
Amortization									3.9
Foreign currency translation adjustments									(39.1)
Amortization of deferred holding gains on derivatives designated as cash flow hedges									(0.8)
Unrealized loss on investments									(3.1)
Other comprehensive loss				(164.9)				(164.9)	(164.9)
Comprehensive income									$ 413.7
Adjustment upon adoption of the measurement date provision of SFAS No. 158, net of tax				1.0	(4.6)			(3.6)	
Dividends ($0.20 per share)					(61.0)			(61.0)	
Stock options exercised			11.1		(45.5)	1.5	97.4	63.0	
Activity under other stock plans					(6.1)	0.4	26.2	20.1	
Purchase of treasury stock						(4.0)	(230.1)	(230.1)	
Stock-based award activity			54.7		(2.8)	0.3	17.7	69.6	
Balance December 31, 2008	307.5	$3.1	$2,516.2	$(198.7)	$1,882.1	(3.4)	$(192.4)	$4,010.3	

See accompanying notes to consolidated financial statements.

ALLERGAN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2008	2007	2006
		(in millions)	
Cash flows from operating activities:			
Net earnings (loss)	$ 578.6	$ 499.3	$ (127.4)
Non-cash items included in net earnings (loss)			
In-process research and development charge	—	72.0	579.3
Depreciation and amortization	264.3	215.4	152.4
Settlement of a pre-existing distribution agreement in a business combination	—	2.3	—
Amortization of original issue discount and debt issuance costs	3.9	4.6	10.0
Amortization of net realized gain on interest rate swap	(1.3)	(1.3)	(0.9)
Deferred income tax benefit	(91.5)	(82.2)	(47.6)
Loss on disposal of fixed assets and investments	3.6	4.3	4.0
Asset impairments and write-offs	7.9	—	—
Loss on sale of discontinued operations	—	1.3	—
Unrealized (gain) loss on derivative instruments	(14.8)	0.4	0.3
Expense of share-based compensation plans	93.1	81.7	69.6
Minority interest expense	1.6	0.5	0.4
Restructuring charges	41.3	26.8	22.3
Changes in assets and liabilities:			
Trade receivables	(114.5)	(46.4)	(57.7)
Inventories	(48.0)	(22.6)	34.1
Other current assets	4.6	(20.7)	18.1
Other non-current assets	(2.9)	(34.3)	0.1
Accounts payable	(32.9)	51.8	17.0
Accrued expenses	14.0	32.7	10.7
Income taxes	35.3	(18.7)	42.5
Other liabilities	(60.4)	25.6	19.7
Net cash provided by operating activities	681.9	792.5	746.9
Cash flows from investing activities:			
Acquisitions, net of cash acquired	(150.1)	(683.7)	(1,328.7)
Additions to property, plant and equipment	(190.2)	(141.8)	(131.4)
Additions to capitalized software	(56.3)	(30.7)	(18.4)
Additions to intangible assets	(69.8)	(10.0)	(11.5)
Proceeds from sale of business and assets	6.1	23.9	—
Proceeds from sale of property, plant and equipment	1.2	9.2	4.8
Proceeds from sale of investments	—	—	0.6
Net cash used in investing activities	(459.1)	(833.1)	(1,484.6)
Cash flows from financing activities:			
Net repayments of notes payable	(34.7)	(108.5)	(67.5)
Payments to acquire treasury stock	(230.1)	(186.5)	(307.8)
Dividends to stockholders	(60.7)	(60.8)	(58.4)
Debt issuance costs	—	—	(20.2)
Repayments of convertible borrowings	—	—	(521.9)
Sale of stock to employees	51.6	137.4	182.7
Excess tax benefits from share-based compensation	11.1	36.0	35.4
Proceeds from issuance of senior notes	—	—	797.7
Proceeds from issuance of convertible senior notes	—	—	750.0
Bridge credit facility borrowings	—	—	825.0
Bridge credit facility repayments	—	—	(825.0)
Net proceeds from settlement of interest rate swap	—	—	13.0
Net cash (used in) provided by financing activities	(262.8)	(182.4)	803.0
Effect of exchange rates on cash and equivalents	(7.5)	11.5	7.8
Net (decrease) increase in cash and equivalents	(47.5)	(211.5)	73.1
Cash and equivalents at beginning of year	1,157.9	1,369.4	1,296.3
Cash and equivalents at end of year	$1,110.4	$1,157.9	$ 1,369.4
Supplemental disclosure of cash flow information			
Cash paid during the year for:			
Interest (net of amount capitalized)	$ 60.7	$ 63.1	$ 34.1
Income taxes, net of refunds	$ 261.4	$ 238.0	$ 78.4

See accompanying notes to consolidated financial statements.

ALLERGAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Summary of Significant Accounting Policies

The consolidated financial statements include the accounts of Allergan, Inc. ("Allergan" or the "Company") and all of its subsidiaries. All significant intercompany transactions and balances among the consolidated entities have been eliminated from the consolidated financial statements.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States and, as such, include amounts based on informed estimates and judgments of management. Actual results could differ materially from those estimates.

Foreign Currency Translation

The financial position and results of operations of the Company's foreign subsidiaries are generally determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in stockholders' equity. Net gains (losses) resulting from foreign currency transactions of approximately $2.9 million, $(25.0) million and $(3.2) million for the years ended December 31, 2008, 2007 and 2006, respectively, are included in "Other, net" in the Company's consolidated statements of operations.

Cash and Equivalents

The Company considers cash in banks, repurchase agreements, commercial paper and deposits with financial institutions with maturities of three months or less when purchased and that can be liquidated without prior notice or penalty, to be cash and equivalents.

Investments

The Company has both marketable and non-marketable equity investments in conjunction with its various collaboration arrangements. The Company classifies its marketable equity investments as available-for-sale securities with net unrealized gains or losses recorded as a component of accumulated other comprehensive loss. The non-marketable equity investments represent investments in start-up technology companies or partnerships that invest in start-up technology companies and are recorded at cost. Marketable and non-marketable equity investments are evaluated periodically for impairment. If it is determined that a decline of any investment is other than temporary, then the investment basis would be written down to fair value and the write-down would be included in earnings as a loss.

Inventories

Inventories are valued at the lower of cost or market (net realizable value). Cost is determined by the first-in, first-out method.

Long-Lived Assets

Property, plant and equipment are stated at cost. Additions, major renewals and improvements are capitalized, while maintenance and repairs are expensed. Upon disposition, the net book value of assets is relieved and resulting gains or losses are reflected in earnings. For financial reporting purposes, depreciation is generally provided on the straight-line method over the useful life of the related asset. The useful lives for buildings, including building improvements, range from seven years to 40 years and, for machinery and equipment, three years to 15 years.

Leasehold improvements are amortized over the shorter of their economic lives or lease terms. Accelerated depreciation methods are generally used for income tax purposes.

All long-lived assets are reviewed for impairment in value when changes in circumstances dictate, based upon undiscounted future operating cash flows, and appropriate losses are recognized and reflected in current earnings, to the extent the carrying amount of an asset exceeds its estimated fair value determined by the use of appraisals, discounted cash flow analyses or comparable fair values of similar assets.

Goodwill and Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of the net assets of acquired businesses. Goodwill has an indefinite useful life and is not amortized, but instead tested for impairment annually. Intangible assets include developed technology, customer relationships, licensing agreements, trademarks, core technology and other rights, which are being amortized over their estimated useful lives ranging from three to 16 years, and a foreign business license with an indefinite useful life that is not amortized, but instead tested for impairment annually.

Treasury Stock

Treasury stock is accounted for by the cost method. The Company maintains an evergreen stock repurchase program. The evergreen stock repurchase program authorizes management to repurchase the Company's common stock for the primary purpose of funding its stock-based benefit plans. Under the stock repurchase program, the Company may maintain up to 18.4 million repurchased shares in its treasury account at any one time. As of December 31, 2008 and 2007, the Company held approximately 3.4 million and 1.6 million treasury shares, respectively, under this program.

Revenue Recognition

The Company recognizes revenue from product sales when goods are shipped and title and risk of loss transfer to its customers. A portion of the Company's revenue is generated from consigned inventory of breast implants maintained at physician, hospital and clinic locations. These customers are contractually obligated to maintain a specific level of inventory and to notify the Company upon use. Revenue for consigned inventory is recognized at the time the Company is notified by the customer that the product has been used. Notification is usually through the replenishing of the inventory, and the Company periodically reviews consignment inventories to confirm the accuracy of customer reporting.

The Company generally offers cash discounts to customers for the early payment of receivables. Those discounts are recorded as a reduction of revenue and accounts receivable in the same period that the related sale is recorded. The amounts reserved for cash discounts were $3.3 million and $1.8 million at December 31, 2008 and 2007, respectively. The Company permits returns of product from most product lines by any class of customer if such product is returned in a timely manner, in good condition and from normal distribution channels. Return policies in certain international markets and for certain medical device products, primarily breast implants, provide for more stringent guidelines in accordance with the terms of contractual agreements with customers. Estimated allowances for sales returns are based upon the Company's historical patterns of product returns matched against sales, and management's evaluation of specific factors that may increase the risk of product returns. The amount of allowances for sales returns recognized in the Company's consolidated balance sheets at December 31, 2008 and 2007 were $25.3 million and $29.8 million, respectively, and are recorded in "Other accrued expenses" and "Trade receivables, net" in the Company's consolidated balance sheets. (See Note 5, "Composition of Certain Financial Statement Captions.") Historical allowances for cash discounts and product returns have been within the amounts reserved or accrued.

The Company participates in various managed care sales rebate and other incentive programs, the largest of which relates to Medicaid and Medicare. Sales rebate and other incentive programs also include contractual volume rebate programs and chargebacks, which are contractual discounts given primarily to federal government agencies, health maintenance organizations, pharmacy benefits managers and group purchasing organizations. The Company also offers rebate and other incentive programs for its aesthetic products, including *Botox*® Cosmetic and *Juvéderm*®. Sales rebates and incentive accruals reduce revenue in the same period that the related sale is recorded and are included in "Other accrued expenses" in the Company's consolidated balance sheets. (See Note 5, "Composition of Certain Financial Statement Captions.") The amounts accrued for sales rebates and other incentive programs were $100.9 million and $82.0 million at December 31, 2008 and 2007, respectively.

The Company's procedures for estimating amounts accrued for sales rebates and other incentive programs at the end of any period are based on available quantitative data and are supplemented by management's judgment with respect to many factors including, but not limited to, current market dynamics, changes in contract terms, changes in sales trends, an evaluation of current laws and regulations and product pricing. Quantitatively, the Company uses historical sales, product utilization and rebate data and applies forecasting techniques in order to estimate the Company's liability amounts. Qualitatively, management's judgment is applied to these items to modify, if appropriate, the estimated liability amounts. Additionally, there is a significant time lag between the date the Company determines the estimated liability and when the Company actually pays the liability. Due to this time lag, the Company records adjustments to its estimated liabilities over several periods, which can result in a net increase to earnings or a net decrease to earnings in those periods.

The Company recognizes license fees, royalties and reimbursement income for services provided as other revenues based on the facts and circumstances of each contractual agreement. In general, the Company recognizes income upon the signing of a contractual agreement that grants rights to products or technology to a third party if the Company has no further obligation to provide products or services to the third party after entering into the contract. The Company defers income under contractual agreements when it has further obligations that indicate that a separate earnings process has not been completed.

Share-Based Compensation

The Company recognizes compensation expense for all share-based awards made to employees and directors. The fair value of share-based awards is estimated at the grant date using the Black-Scholes option-pricing model and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period using the straight-line single option method.

Advertising Expenses

Advertising expenses relating to production costs are expensed as incurred and the costs of television time, radio time and space in publications are expensed when the related advertising occurs. Advertising expenses were approximately $126.0 million, $135.6 million and $99.7 million in 2008, 2007 and 2006, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities along with net operating loss and tax credit carryovers. The Company records a valuation allowance against its deferred tax assets to reduce the net carrying value to an amount that it believes is more likely than not to be realized. When the Company establishes or reduces the valuation allowance against its deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made. Reductions to valuation allowances related to net operating loss carryforwards of acquired businesses have been treated as adjustments to purchased goodwill up through and until the end of the Company's 2008 fiscal year.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109* (FIN 48), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Historically, the Company's policy has been to account for uncertainty in income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies*, which considered whether the tax benefit from an uncertain tax position was probable of being sustained. Under FIN 48, the tax benefit from uncertain tax positions may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities along with net operating loss and tax credit carryovers only for tax positions that meet the more likely than not recognition criteria. The Company records a liability for unrecognized tax benefits from uncertain tax positions as discrete tax adjustments in the first interim period that the more likely than not threshold is not met. The impact of the adoption of FIN 48 is discussed in Note 9, "Income Taxes" below.

Valuation allowances against the Company's deferred tax assets were $8.4 million and $99.9 million at December 31, 2008 and December 31, 2007, respectively. Changes in the valuation allowances, when they are recognized in the provision for income taxes, are included as a component of the estimated annual effective tax rate. The decrease in the amount of valuation allowances at December 31, 2008 compared to December 31, 2007 is primarily due to an $85.1 million adjustment related to an increase in the expected utilization of net operating losses of Esprit Pharma Holding Company, Inc., which the Company acquired in October 2007, and is treated as a reduction of Esprit purchased goodwill.

The Company has not provided for withholding and U.S. taxes for the unremitted earnings of certain non-U.S. subsidiaries because it has currently reinvested these earnings indefinitely in these foreign operations. At December 31, 2008, the Company had approximately $1,630.9 million in unremitted earnings outside the United States for which withholding and U.S. taxes were not provided. Income tax expense would be incurred if these funds were remitted to the United States. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability, if any.

Purchase Price Allocation

The purchase price allocation for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired, including in-process research and development, and liabilities assumed based on their respective fair values. Additionally, the Company must determine whether an acquired entity is considered to be a business or a set of net assets, because a portion of the purchase price can only be allocated to goodwill in a business combination.

On July 11, 2008, the Company acquired all assets relating to *Aczone®* (dapsone) gel 5% for approximately $150.0 million. The Company accounted for the acquisition as a purchase of net assets and not as a business combination. On October 16, 2007, the Company acquired Esprit Pharma Holding Company, Inc. (Esprit) for an aggregate purchase price of approximately $370.8 million, net of cash acquired. On February 22, 2007, the Company acquired EndoArt SA (EndoArt) for an aggregate purchase price of approximately $97.1 million, net of cash acquired. On January 2, 2007, the Company acquired Groupe Cornéal Laboratoires (Cornéal) for an aggregate purchase price of approximately $209.2 million, net of cash acquired. On March 23, 2006, the Company acquired Inamed Corporation (Inamed) for approximately $3.3 billion, consisting of approximately $1.4 billion in cash and 34,883,386 shares of common stock with a fair value of approximately $1.9 billion. The Company accounted for the acquisitions of Esprit, EndoArt, Cornéal and Inamed as business combinations. The purchase prices for the acquisitions were allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition dates. The determination of estimated fair values requires significant estimates and assumptions, including but not limited to, determining the timing and estimated costs to complete the in-process projects, projecting regulatory approvals, estimating future cash flows, and developing appropriate discount rates. The Company believes the estimated fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions.

Comprehensive Income (Loss)

Comprehensive income (loss) encompasses all changes in equity other than those with stockholders and consists of net earnings (losses), foreign currency translation adjustments, certain pension and other postretirement benefit plan adjustments, unrealized gains or losses on marketable equity investments and unrealized and realized gains or losses on derivative instruments, if applicable. The Company does not recognize U.S. income taxes on foreign currency translation adjustments since it does not provide for such taxes on undistributed earnings of foreign subsidiaries.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform with the current year presentation.

Common Stock Split

On June 22, 2007, the Company completed a two-for-one stock split of its common stock. The stock split was structured in the form of a 100% stock dividend and was paid to stockholders of record on June 11, 2007.

All share and per share data (except par value) have been adjusted to reflect the effect of the stock split for all historical periods presented.

Recently Adopted Accounting Standards

In June 2007, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) in EITF Issue No. 07-3, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities* (EITF 07-3), which requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development (R&D) activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. EITF 07-3 became effective for fiscal years beginning after December 15, 2007. The Company adopted the provisions of EITF 07-3 in the first fiscal quarter of 2008. The adoption did not have a material impact on the Company's consolidated financial statements.

In June 2007, the FASB ratified the consensus reached by the EITF in EITF Issue No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards* (EITF 06-11), which requires that the income tax benefits of dividends or dividend equivalents on unvested share-based payments be recognized as an increase in additional paid-in capital and reclassified from additional paid-in capital to the income statement when the related award is forfeited (or is no longer expected to vest). The reclassification is limited to the amount of the entity's pool of excess tax benefits available to absorb tax deficiencies on the date of the reclassification. EITF 06-11 became effective for fiscal years beginning after December 15, 2007. The Company adopted the provisions of EITF 06-11 in the first fiscal quarter of 2008. The adoption did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS No. 159), which allows an entity to voluntarily choose to measure certain financial assets and liabilities at fair value. SFAS No. 159 became effective for fiscal years beginning after November 15, 2007. The Company adopted the provisions of SFAS No. 159 in the first fiscal quarter of 2008. The adoption did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 became effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB agreed to a one-year deferral of the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair values in the financial statements on a nonrecurring basis. The Company adopted the provisions of SFAS No. 157 in the first fiscal quarter of 2008. The adoption did not have a material impact on the Company's consolidated financial statements. See Note 13, "Fair Value Measurements," for information about assets and liabilities measured at fair value. The Company does not expect that the adoption of the provisions for other nonfinancial assets or liabilities will have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (SFAS No. 158). The Company adopted the balance sheet recognition and reporting provisions of SFAS No. 158 during the fourth fiscal quarter of 2006. In the first fiscal quarter of 2008, the Company adopted the measurement date provision of SFAS No. 158, which requires the Company to change its measurement date for pension and other postretirement plans from September 30 to December 31. As a result, the Company recognized an increase of $5.2 million in its net pension liability, an increase of $1.6 million in related deferred income tax assets, a reduction of $4.6 million in its beginning retained earnings and an increase of $1.0 million in accumulated other comprehensive income.

New Accounting Standards Not Yet Adopted

In December 2008, the FASB issued Staff Position No. FAS 132(R)-1, *Employers' Disclosures about Postretirement Benefit Plan Assets* (FSP FAS 132(R)-1), which amends FASB Statement No. 132 (revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits*, and provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS132(R)-1 requests an employer to disclose information about how investment allocation decision are made, to disclose separately for pension plans and other postretirement benefit plans the fair value of each major category of plan assets based on the nature and risks of assets as of each annual reporting date for which a statement of financial position is presented and information that enables users of financial statements to assess the inputs and valuation techniques used to develop fair value measurements of plan assets at the annual reporting date. The disclosures about plan assets are to be provided for fiscal years ending after December 15, 2009, which will be the Company's fiscal year 2009. Upon initial adoption, the provisions are not required for earlier periods that are presented for comparative purposes. The Company does not expect that the adoption of FSP FAS 132(R)-1 will have a material impact on the Company's consolidated financial statements.

In November 2008, the FASB ratified the consensus reached by the EITF in EITF Issue No. 08-7, *Accounting for Defensive Intangible Assets* (EITF 08-7), which clarifies how to account for acquired intangible assets subsequent to initial measurement in situations in which an entity does not intend to actively use the assets but intends to hold the asset to prevent others from obtaining access to the asset (a defensive intangible asset), except for intangible assets that are used in research and development activities. EITF 08-7 requires that a defensive intangible asset to be accounted for as a separate unit of accounting and assigned a useful life that reflects the entity's consumption of the expected benefits related to that asset. EITF 08-7 will be effective for intangible assets acquired on or after December 15, 2008, which will be the Company's fiscal year 2009. The Company does not expect that the adoption of EITF 08-7 will have a material impact on the Company's consolidated financial statements.

In May 2008, the FASB issued Staff Position No. APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* (FSP APB 14-1), which clarifies the accounting for convertible debt instruments that may be settled fully or partially in cash upon conversion. FSP APB 14-1 requires entities to separately measure and account for the liability and equity components of qualifying convertible debt and amortize the value of the equity component to interest cost over the estimated life of the convertible debt instrument. By amortizing the value of the equity component, an entity will effectively recognize interest cost at its non-convertible debt borrowing rate. FSP APB 14-1 also requires re-measurement of the liability and equity components upon extinguishment of a convertible debt instrument, which may result in a gain or loss recognized in the financial statements for the extinguishment of the liability component. FSP APB 14-1 requires retrospective application for all instruments that were outstanding during any periods presented. FSP APB 14-1 is effective for fiscal years beginning after December 15, 2008, which will be the Company's fiscal year 2009. The Company has determined that the adoption of FSP APB 14-1 will affect the accounting for its 1.50% Convertible Senior Notes due 2026 and estimates that upon adoption it will need to retrospectively increase its pre-tax interest expense by $25.1 million and $23.3 million for 2008 and 2007, respectively.

In April 2008, the FASB issued Staff Position No. FAS 142-3, *Determination of the Useful Life of Intangible Assets* (FSP FAS 142-3), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. FSP FAS 142-3 allows an entity to use its own historical experience in renewing or extending similar arrangements, adjusted for specified entity-specific factors, in developing assumptions about renewal or extension used to determine the useful life of a recognized intangible asset and will be effective for fiscal years and interim periods beginning after December 15, 2008, which will be the Company's fiscal year 2009. Additional disclosures are required to enable financial statement users to assess the extent to which the expected future cash flows associated with the asset are affected by the entity's intent and/or ability to renew or extend the arrangement. The guidance for determining the useful life of a recognized intangible asset is to be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements are to be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company does not expect that the adoption of FSP FAS 142-3 will have a material impact on the Company's consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133* (SFAS No. 161), which requires entities to disclose: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement of Financial Accounting Standards No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 will be effective for fiscal years and interim periods beginning after November 15, 2008, which will be the Company's fiscal year 2009. The Company does not expect that the adoption of SFAS No. 161 will have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised), *Business Combinations* (SFAS No. 141R) and Statement of Financial Accounting Standards No. 160, *Accounting and Reporting of Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* (SFAS No. 160). These two standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. SFAS No. 141R is required to be adopted concurrently with SFAS No. 160 and will be effective for business combination transactions occurring in fiscal years beginning after December 15, 2008, which will be the Company's fiscal year 2009. The impact of adopting SFAS No. 141R on the Company's consolidated financial statements will depend on the economic terms of any future business combination transactions and changes in estimated unrecognized tax benefit liabilities for pre-existing business combination transactions. The Company does not expect that the adoption of SFAS No. 160 will have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB ratified the consensus reached by the EITF in EITF Issue No. 07-1, *Accounting for Collaborative Arrangements* (EITF 07-1), which defines collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items pursuant to the guidance in EITF 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*. Income statement classification of payments made between participants of a collaborative arrangement are to be based on other applicable authoritative accounting literature. If the payments are not within the scope or analogy of other authoritative accounting literature, a reasonable, rational and consistent accounting policy is to be elected. EITF 07-1 will be effective for fiscal years beginning after December 15, 2008, which will be the Company's fiscal year 2009, and applied as a change in accounting principle to all prior periods retrospectively for all collaborative arrangements existing as of the effective date. The Company does not expect that the adoption of EITF 07-1 will have a material impact on the Company's consolidated financial statements.

Note 2: Acquisitions

Aczone® Asset Purchase

On July 11, 2008, the Company completed the acquisition of assets related to *Aczone®* (dapsone) gel 5%, a topical treatment for acne vulgaris, from QLT USA, Inc. (QLT) for approximately $150.0 million. The acquisition was funded from cash and equivalents balances. The Company acquired QLT's right, title and interest in and to the intellectual property, assigned contracts, registrations and inventories related to *Aczone®*, which is approved for sale in both the United States and Canada for the treatment of certain dermatological conditions. The Company accounted for the acquisition as a purchase of net assets.

The Company determined that the assets acquired consist of product rights for developed technology for *Aczone®* of $145.6 million and inventories of $4.4 million. The useful life of the developed technology was determined to be approximately eight years. The Company believes the fair values assigned to the assets acquired were based on reasonable assumptions.

Esprit Acquisition

On October 16, 2007, the Company completed the acquisition of Esprit, a pharmaceutical company based in the United States with expertise in the genitourinary market, for an aggregate purchase price of approximately $370.8 million, net of cash acquired. The acquisition was funded from cash and equivalents balances. Prior to and in anticipation of the acquisition, the Company loaned Esprit $74.8 million in August 2007, the proceeds of which were used by Esprit to fund a milestone payment to a third party and to repay certain outstanding obligations to third-party lenders. The loan was secured by all of Esprit's assets. The loan terms were at fair value. The loan and accrued interest of $0.9 million were effectively settled upon the acquisition with no resulting gain or loss. The Esprit acquisition provides the Company with a dedicated urologics product line within its specialty pharmaceuticals segment.

The following table summarizes the components of the Esprit purchase price:

	(in millions)
Cash consideration, net of cash acquired	$288.6
Transaction costs	6.5
Cash paid	295.1
Settlement of a pre-existing loan from the Company to Esprit plus accrued interest	75.7
	$370.8

Purchase Price Allocation

The Esprit purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the acquisition date. The excess of the purchase price over the fair value of net assets acquired was allocated to goodwill. The goodwill acquired in the Esprit acquisition is not deductible for federal income tax purposes.

The Company believes the fair values assigned to the Esprit assets acquired and liabilities assumed were based on reasonable assumptions. The following table summarizes the estimated fair values of net assets acquired:

	(in millions)
Current assets	$ 40.8
Identifiable intangible asset	358.8
Goodwill	40.1
Deferred tax assets — non-current	85.6
Other non-current assets	0.1
Accounts payable and accrued liabilities	(24.5)
Deferred tax liabilities — current and non-current	(122.2)
Other non-current liabilities	(7.9)
	$ 370.8

In 2008, the Company adjusted the fair value assigned to the assets acquired and liabilities assumed primarily due to an increase in the expected utilization of net operating loss carryforwards of Esprit and a decrease in the amount of Esprit deferred tax liabilities attributable to state income taxes, which resulted in a net decrease of $82.5 million to goodwill from the amount reported at December 31, 2007.

EndoArt SA Acquisition

On February 22, 2007, the Company completed the acquisition of EndoArt, a provider of telemetrically-controlled (or remote-controlled) implants used in the treatment of morbid obesity and other conditions, for an aggregate purchase price of approximately $97.1 million, net of cash acquired. The acquisition consideration was all cash, funded from the Company's cash and equivalents balances. In connection with the EndoArt acquisition, the Company acquired assets with a fair value of $98.5 million and assumed liabilities of $1.4 million.

In conjunction with the EndoArt acquisition, the Company recorded an in-process research and development expense of $72.0 million related to EndoArt's *EasyBand*™ Remote Adjustable Gastric Banding System in the United States, which had not received approval by the U.S. Food and Drug Administration (FDA) as of the EndoArt acquisition date and had no alternative future use.

Cornéal Acquisition

On January 2, 2007, the Company completed the acquisition of Cornéal, a health care company that develops, manufactures and markets dermal fillers, viscoelastics and a range of ophthalmic surgical device products, for an aggregate purchase price of approximately $209.2 million, net of $2.3 million associated with the settlement of a pre-existing unfavorable distribution agreement. The Company recorded the $2.3 million charge at the acquisition date to effectively settle the pre-existing unfavorable distribution agreement between Cornéal and one of the Company's subsidiaries, primarily related to distribution rights for *Juvéderm*® in the United States. Prior to the acquisition, the Company also had a $4.4 million payable to Cornéal outstanding for products purchased under the distribution agreement, which was effectively settled upon the acquisition. In connection with the Cornéal acquisition, the Company acquired assets with a fair value of $284.8 million and assumed liabilities of $75.6 million. As a result of the acquisition, the Company obtained the technology, manufacturing process and worldwide distribution rights for *Juvéderm*®, *Surgiderm*® and certain other hyaluronic acid-based dermal fillers. The acquisition was funded from the Company's cash and equivalents balances and its committed long-term credit facility.

Inamed Acquisition

On March 23, 2006, the Company completed the acquisition of Inamed, a global healthcare company that develops, manufactures and markets a diverse line of products, including breast implants, a range of facial aesthetics and obesity intervention products, for approximately $3.3 billion, consisting of approximately $1.4 billion in cash and 34,883,386 shares of the Company's common stock with a fair value of approximately $1.9 billion. In connection with the acquisition, the Company acquired assets with a fair value of $3,813.4 million and assumed liabilities of $522.7 million.

In connection with the Inamed acquisition, the Company recorded a total charge to in-process research and development expense of $579.3 million in 2006 for acquired in-process research and development assets that the Company determined were not yet complete and had no alternative future uses in their current state. The acquired in-process research and development assets are composed of Inamed's silicone breast implant technology for use in the United States, Inamed's *Juvéderm*® dermal filler technology for use in the United States, and Inamed's

BIB® Intragastric Balloon technology (currently known as the *Orbera*™ System) for use in the United States, which were valued at $405.8 million, $41.2 million and $132.3 million, respectively. All of these assets had not received approval by the FDA as of the Inamed acquisition date of March 23, 2006. Because the in-process research and development assets had no alternative future use, they were charged to expense on the Inamed acquisition date.

Pro Forma Results of Operations

The following unaudited *pro forma* operating results for the year ended December 31, 2007 assume the Esprit acquisition had occurred on January 1, 2007, and for the year ended December 31, 2006, assume the Esprit and Inamed acquisitions had occurred on January 1, 2006, and exclude any *pro forma* charges for in-process research and development, inventory fair value adjustments, share-based compensation expense and transaction costs.

	2007	2006
	(in millions, except per share amounts)	
Product net sales	$3,911.9	$3,147.1
Total revenues	$3,971.8	$3,200.3
Earnings from continuing operations	$ 461.5	$ 411.3
Earnings per share from continuing operations — basic	$ 1.51	$ 1.36
Earnings per share from continuing operations — diluted	$ 1.49	$ 1.34

The *pro forma* information is not necessarily indicative of the actual results that would have been achieved had the Esprit and Inamed acquisitions occurred on the indicated dates, or the results that may be achieved in the future.

The Company does not consider the acquisitions of EndoArt or Cornéal to be material business combinations, either individually or in the aggregate. Accordingly, the supplemental *pro forma* operating results presented above do not include any adjustments related to these two acquisitions.

Note 3: Discontinued Operations

On July 2, 2007, the Company completed the sale of the ophthalmic surgical device business that it acquired as a part of the Cornéal acquisition in January 2007, for net cash proceeds of $28.6 million. The net assets of the disposed business consisted of current assets of $24.3 million, non-current assets of $9.8 million and current liabilities of $4.2 million. The Company recorded a pre-tax loss of $1.3 million ($1.0 million net of tax) associated with the sale.

The following amounts related to the ophthalmic surgical device business have been segregated from continuing operations and reported as discontinued operations through the date of disposition. The Company did not account for its ophthalmic surgical device business as a separate legal entity. Therefore, the following selected financial data for the Company's discontinued operations is presented for informational purposes only and does not necessarily reflect what the net sales or earnings would have been had the business operated as a stand-alone entity. The financial information for the Company's discontinued operations includes allocations of certain expenses to the ophthalmic surgical device business. These amounts have been allocated to the Company's discontinued operations on the basis that is considered by management to reflect most fairly or reasonably the utilization of the services provided to, or the benefit obtained by, the ophthalmic surgical device business.

The following table sets forth selected financial data of the Company's discontinued operations for 2007.

Selected Financial Data for Discontinued Operations

	(in millions)
Product net sales	$20.0
Loss from discontinued operations before income taxes	$(1.1)
Loss from discontinued operations	$(0.7)

Note 4: Restructuring Charges, Integration Costs and Transition and Duplicate Operating Expenses

Restructuring and Phased Closure of Arklow Facility

On January 30, 2008, the Company announced the phased closure of its breast implant manufacturing facility at Arklow, Ireland and the transfer of production to the Company's manufacturing plant in Costa Rica. The Arklow facility was acquired by the Company in connection with its acquisition of Inamed in 2006 and employs approximately 360 people. Production at the facility is expected to be phased out by the second quarter of 2009. Based on current foreign currency exchange rates, the Company estimates that the total pre-tax restructuring and other transition related costs associated with the closure of the Arklow manufacturing facility will be between $60 million and $68 million, consisting primarily of employee severance and other one-time termination benefits of $31 million to $34 million, asset impairments and accelerated depreciation of $15 million to $17 million, and contract termination and other costs of $14 million to $17 million. The Company expects that $45 million to $51 million of the pre-tax charges will be cash expenditures. Certain employee retention termination benefits and accelerated depreciation costs related to inventory production in Arklow will be capitalized to inventory as incurred and recognized as cost of sales in the periods the related products are sold.

The Company began to record costs associated with the closure of the Arklow manufacturing facility in the first quarter of 2008 and expects to continue to recognize costs through the fourth quarter of 2009. The Company currently expects to substantially complete the phased closure of the Arklow facility by the second quarter of 2009. The restructuring charges primarily consist of employee severance, one-time termination benefits, contract termination costs and other costs related to the closure of the Arklow manufacturing facility. During 2008, the Company recorded pre-tax restructuring charges of $27.2 million. During 2008, the Company also recognized $8.8 million of cost of sales for the rollout of capitalized employee retention termination benefits and accelerated depreciation costs related to inventory production, $0.9 million of selling, general and administrative (SG&A) expenses and $0.3 million of R&D expenses related to one-time termination benefits and asset impairments.

At December 31, 2008, $9.5 million of capitalized employee retention termination benefits and accelerated depreciation costs are included in "Inventories" in the accompanying consolidated balance sheet.

The following table presents the restructuring activities related to the phased closure of the Arklow facility during the year ended December 31, 2008:

	Employee Severance	Contract Termination Costs	Other	Total
	(in millions)			
Net charge during 2008	$20.5	$ 5.6	$ 1.1	$27.2
Spending	(7.2)	(0.5)	(1.0)	(8.7)
Foreign exchange translation effects	(1.8)	(0.6)	—	(2.4)
Balance at December 31, 2008 (included in "Other accrued expenses")	$11.5	$ 4.5	$ 0.1	$16.1

Restructuring and Integration of Cornéal Operations

In connection with the January 2007 Cornéal acquisition, the Company initiated a restructuring and integration plan to merge the Cornéal facial aesthetics business operations with the Company's operations. Specifically, the restructuring and integration activities involve a workforce reduction of approximately 20 positions, principally general and administrative positions, moving key Cornéal facial aesthetics business functions to Company locations, integrating Cornéal's distributor operations with the Company's existing distribution network and integrating Cornéal's information systems with the Company's information systems.

The Company began to record costs associated with the restructuring and integration of the former Cornéal facial aesthetics business in the first quarter of 2007 and substantially completed all restructuring and integration activities in the second quarter of 2008. As of December 31, 2008, the Company has recorded cumulative pre-tax restructuring charges of $23.2 million and cumulative pre-tax integration and transition costs of $10.0 million. The restructuring charges primarily consist of employee severance, one-time termination benefits, employee relocation, termination of duplicative distributor agreements and other costs related to the restructuring of the Cornéal operations. During 2008 and 2007, the Company recorded pre-tax restructuring charges of $6.6 million and $16.6 million, respectively. The integration and transition costs primarily consist of salaries, travel, communications, recruitment and consulting costs. During 2008, the Company recorded pre-tax integration and transition costs of $1.5 million, consisting of $0.1 million in cost of sales and $1.4 million in SG&A expenses. During 2007, the Company recorded pre-tax integration and transition costs of $8.5 million, consisting of $0.1 million in cost of sales and $8.4 million in SG&A expenses.

The following table presents the cumulative restructuring activities related to the Cornéal operations through December 31, 2008:

	Employee Severance	Contract Termination Costs	Total
		(in millions)	
Net charge during 2007	$ 3.8	$ 12.8	$ 16.6
Spending	(1.0)	(4.9)	(5.9)
Balance at December 31, 2007	2.8	7.9	10.7
Net charge during 2008	0.4	6.2	6.6
Spending	(2.4)	(13.5)	(15.9)
Balance at December 31, 2008 (included in "Other accrued expenses")	$ 0.8	$ 0.6	$ 1.4

Restructuring and Integration of Inamed Operations

In connection with the Company's March 2006 acquisition of Inamed, the Company initiated a global restructuring and integration plan to merge Inamed's operations with the Company's operations and to capture synergies through the centralization of certain general and administrative and commercial functions. Specifically, the restructuring and integration activities involved a workforce reduction of approximately 60 positions, principally general and administrative positions, moving key commercial Inamed business functions to the Company's locations around the world, integrating Inamed's distributor operations with the Company's existing distribution network and integrating Inamed's information systems with the Company's information systems.

As of December 31, 2007, the Company substantially completed all activities related to the restructuring and operational integration of the former Inamed operations and recorded cumulative pre-tax restructuring charges of $21.0 million, cumulative pre-tax integration and transition costs of $26.0 million, and $1.6 million for income tax costs related to intercompany transfers of trade businesses and net assets related to the global restructuring and integration plan to merge Inamed's operations with the Company's operations. The restructuring charges primarily consisted of employee severance, one-time termination benefits, employee relocation, termination of duplicative distributor agreements and other costs related to restructuring the former Inamed operations. The integration and transition costs primarily consisted of salaries, travel, communications, recruitment and consulting costs. The Company did not incur any restructuring charges or integration and transition costs during 2008. During 2007 and 2006, the Company recorded pre-tax restructuring charges of $7.5 million and $13.5 million, respectively. During 2007, the Company recorded $5.3 million of pre-tax integration and transition costs associated with the global restructuring and integration of the former Inamed operations, consisting of $0.1 million in cost of sales and $5.2 million in SG&A expenses. During 2006, the Company recorded $20.7 million of pre-tax integration and transition costs, consisting of $0.9 million in cost of sales, $19.6 million in SG&A expenses and $0.2 million in R&D expenses. During 2006, the Company also recorded $1.6 million for income tax costs related to intercompany transfers of trade businesses and net assets, which the Company included in its provision for income taxes.

On January 30, 2007, the Company's Board of Directors approved a plan to restructure and eventually sell or close the collagen manufacturing facility in Fremont, California that the Company acquired in the Inamed acquisition based on the anticipated reduction in market demand for human and bovine collagen products as a result of the introduction of its hyaluronic acid dermal filler products. Specifically, the plan involved a workforce reduction of approximately 59 positions, consisting principally of manufacturing positions at the facility, and lease termination and contract settlements. The Company began to record costs associated with the closure of the collagen manufacturing facility in the first quarter of 2007 and substantially completed all restructuring activities and closed the collagen manufacturing facility in the fourth quarter of 2008. Prior to the closure of the collagen manufacturing facility, the Company manufactured a sufficient quantity of collagen products to meet estimated market demand through 2010.

As of December 31, 2008, the Company recorded cumulative pre-tax restructuring charges of $5.1 million related to the restructuring of the collagen manufacturing facility. During 2008 and 2007, the Company recorded pre-tax restructuring charges of $3.4 million and $1.7 million, respectively.

The following table presents the cumulative restructuring activities related to the restructuring of the collagen manufacturing facility through December 31, 2008:

	Employee Severance	Contract and Lease Termination Costs	Total
		(in millions)	
Net charge during 2007	$ 1.7	—	$ 1.7
Spending	—	—	—
Balance at December 31, 2007	1.7	—	1.7
Net charge during 2008	0.4	3.0	3.4
Reclassification of lease liability(a)	—	1.3	1.3
Spending	(0.8)	(0.5)	(1.3)
Balance at December 31, 2008 (included in "Other accrued expenses" and "Other liabilities")	$ 1.3	$ 3.8	$ 5.1

(a) Represents the reclassification of a purchase accounting liability recorded for an unfavorable lease contract for the collagen manufacturing facility in Fremont, California to an accrued liability for lease abandonment for the same facility.

Restructuring and Streamlining of European Operations

Effective January 2005, the Company's Board of Directors approved the initiation and implementation of a restructuring of certain activities related to the Company's European operations to optimize operations, improve resource allocation and create a scalable, lower cost and more efficient operating model for the Company's European R&D and commercial activities. Specifically, the restructuring involved moving key European R&D and select commercial functions from the Company's Mougins, France and other European locations to the Company's Irvine, California, Marlow, United Kingdom and Dublin, Ireland facilities and streamlining functions in the Company's European management services group. The workforce reduction began in the first quarter of 2005 and was substantially completed by the close of the second quarter of 2006.

As of December 31, 2006, the Company substantially completed all activities related to the restructuring and streamlining of its European operations and recorded cumulative pre-tax restructuring charges of $37.5 million and cumulative transition and duplicate operating expenses of $11.8 million. The restructuring charges primarily consisted of severance, relocation and one-time termination benefits, payments to public employment and training programs, contract termination costs and capital and other asset-related expenses. The transition and duplicate operating expenses primarily consisted of legal, consulting, recruiting, information system implementation costs and taxes. During 2008 and 2007, the Company recorded pre-tax restructuring charges of $4.0 million and $1.0 million, respectively, for adjustments to its estimated liability for an abandoned leased facility related to its European operations. During 2006, the Company recorded pre-tax restructuring charges of $8.6 million. The Company did not incur any transition and duplicate operating expenses related to the restructuring and streamlining of the Company's European operations during 2008 and 2007. During 2006, the Company recorded $6.2 million of transition and duplicate operating expenses, including a $3.4 million loss related to the sale of its Mougins, France facility, consisting of $5.7 million in SG&A expenses and $0.5 million in R&D expenses. As of December 31, 2008, remaining accrued expenses of $4.8 million for restructuring charges related to the abandoned leased facility of the Company's European operations are included in "Other liabilities."

Other Restructuring Activities and Integration Costs

Included in 2008 is $0.1 million of restructuring charges related to the EndoArt acquisition. Included in 2006 is $0.6 million of restructuring charges related to the scheduled June 2005 termination of the Company's manufacturing and supply agreement with Advanced Medical Optics, which the Company spun-off in June 2002. Also included in 2006 is a $0.4 million restructuring charge reversal related to the streamlining of the Company's operations in Japan.

In 2008, SG&A expenses include $0.7 million of expenses related to the integration of the Esprit operations. In 2007, SG&A expenses include $0.9 million of expenses related to the integration of the Esprit and EndoArt operations.

Note 5: Composition of Certain Financial Statement Captions

	December 31,	
	2008	2007
	(in millions)	
Trade receivables, net		
Trade receivables	$ 587.6	$ 506.1
Less allowance for sales returns — medical device products	17.8	18.7
Less allowance for rebates — medical device products	—	2.9
Less allowance for doubtful accounts	31.4	21.4
	$ 538.4	$ 463.1
Inventories		
Finished products	$ 174.9	$ 137.4
Work in process	36.8	46.0
Raw materials	50.8	41.3
	$ 262.5	$ 224.7
Other current assets		
Prepaid expenses	$ 80.2	$ 79.1
Deferred taxes	238.2	158.7
Other	40.9	40.7
	$ 359.3	$ 278.5
Investments and other assets		
Deferred executive compensation investments	$ 48.4	$ 61.6
Capitalized software	85.8	54.3
Prepaid pensions	0.9	35.8
Prepaid royalties	20.0	20.0
Interest rate swap fair value	61.9	17.1
Debt issuance costs	11.7	15.1
Equity investments	5.9	8.0
Other	38.3	38.0
	$ 272.9	$ 249.9
Property, plant and equipment, net		
Land	$ 51.8	$ 37.9
Buildings	693.5	614.2
Machinery and equipment	529.9	456.8
	1,275.2	1,108.9
Less accumulated depreciation	501.1	422.5
	$ 774.1	$ 686.4
Other accrued expenses		
Sales rebates and other incentive programs	$ 100.9	$ 79.1
Restructuring charges	18.9	11.7
Royalties	52.1	48.6
Accrued interest	13.6	20.9
Sales returns — specialty pharmaceutical products	7.5	11.1
Product warranties — breast implant products	6.3	6.5
Other	137.4	117.8
	$ 336.7	$ 295.7

	December 31, 2008	December 31, 2007
	(in millions)	
Other liabilities		
Postretirement benefit plan	$ 39.0	$ 35.0
Qualified and non-qualified pension plans	156.2	54.9
Deferred executive compensation	51.6	59.2
Deferred income	80.8	83.3
Product warranties — breast implant products	23.2	21.5
Unrecognized tax benefit liabilities	22.4	36.0
Other	29.6	22.8
	$ 402.8	$312.7
Accumulated other comprehensive loss		
Foreign currency translation adjustments	$ (15.9)	$ 23.2
Deferred holding gains on derivative instruments, net of taxes of $3.8 million and $4.3 million for 2008 and 2007, respectively	5.7	6.5
Actuarial losses not yet recognized as a component of pension and postretirement benefit plan costs, net of taxes of $98.1 million and $36.4 million for 2008 and 2007, respectively	(187.1)	(66.2)
Unrealized (loss) gain on investments, net of applicable income tax benefit (expense) of $1.5 million and $(1.2) million for 2008 and 2007, respectively	(1.4)	1.7
	$(198.7)	$ (34.8)

At December 31, 2008 and 2007, approximately $11.2 million and $13.3 million, respectively, of the Company's finished goods medical device inventories, primarily breast implants, were held on consignment at a large number of doctors' offices, clinics and hospitals worldwide. The value and quantity at any one location are not significant.

Note 6: Intangibles and Goodwill

At December 31, 2008 and 2007, the components of amortizable and unamortizable intangibles and goodwill and certain other related information were as follows:

Intangibles

	December 31, 2008			December 31, 2007		
	Gross Amount	Accumulated Amortization	Weighted Average Amortization Period	Gross Amount	Accumulated Amortization	Weighted Average Amortization Period
	(in millions)		(in years)	(in millions)		(in years)
Amortizable Intangible Assets:						
Developed technology	$1,390.8	$(215.0)	14.3	$1,247.8	$(111.8)	15.1
Customer relationships	42.3	(37.8)	3.1	42.3	(24.1)	3.1
Licensing	223.5	(78.9)	10.0	159.6	(63.2)	8.2
Trademarks	27.3	(14.9)	6.3	28.2	(10.9)	6.4
Core technology	190.4	(36.5)	15.2	191.9	(24.0)	15.2
	1,874.3	(383.1)	13.5	1,669.8	(234.0)	14.0
Unamortizable Intangible Assets:						
Business licenses	0.7	—		0.9	—	
	$1,875.0	$(383.1)		$1,670.7	$(234.0)	

Developed technology consists primarily of current product offerings, primarily saline and silicone gel breast implants, obesity intervention products, dermal fillers, skin care and urologics products acquired in connection with business combinations and asset acquisitions. Customer relationship assets consist of the estimated value of relationships with customers acquired in connection with the Inamed acquisition, primarily in the breast implant market in the United States. Licensing assets consist primarily of capitalized payments to third party licensors related to the achievement of regulatory approvals to commercialize products in specified markets and up-front payments associated with royalty obligations for products that have achieved regulatory approval for marketing. Core technology consists of proprietary technology associated with silicone gel breast implants and intragastric balloon systems acquired in connection with the Inamed acquisition, dermal filler technology acquired in connection with the Cornéal acquisition, gastric band technology acquired in connection with the EndoArt acquisition, and a drug delivery technology acquired in connection with the Company's 2003 acquisition of Oculex Pharmaceuticals, Inc.

The increase in developed technology at December 31, 2008 compared to December 31, 2007 is primarily due to the *Aczone®* asset acquisition. The increase in licensing assets is primarily due to a buyout payment of contingent licensing obligations related to *Sanctura®* products and milestone payments recorded in 2008 related to expected annual *Restasis®* net sales and the approval of *Latisse™* in the United States.

The following table provides amortization expense by major categories of acquired amortizable intangible assets for the years ended December 31, 2008, 2007 and 2006, respectively:

	2008	2007	2006
		(in millions)	
Developed technology	$ 98.7	$ 71.5	$39.9
Customer relationships	13.6	13.6	10.3
Licensing	20.9	19.0	18.6
Trademarks	4.8	4.8	3.4
Core technology	12.9	12.4	7.4
	$150.9	$121.3	$79.6

Amortization expense related to acquired intangible assets generally benefits multiple business functions within the Company, such as the Company's ability to sell, manufacture, research, market and distribute products, compounds and intellectual property. The amount of amortization expense excluded from cost of sales consists primarily of amounts amortized with respect to developed technology and licensing intangible assets.

Estimated amortization expense is $145.7 million for 2009, $141.7 million for 2010, $138.1 million for 2011, $132.9 million for 2012 and $119.8 million for 2013.

Goodwill

	December 31,	
	2008	2007
	(in millions)	
Specialty Pharmaceuticals	$ 49.2	$ 132.8
Medical Devices	1,932.6	1,949.3
	$1,981.8	$2,082.1

The decrease in Specialty Pharmaceuticals goodwill at December 31, 2008 compared to December 31, 2007 is primarily due to adjustments recorded in 2008 to the estimated fair values of net assets acquired related to the Esprit acquisition.

Note 7: Notes Payable and Long-Term Debt

	2008 Average Effective Interest Rate	December 31, 2008	2007 Average Effective Interest Rate	December 31, 2007
		(in millions)		(in millions)
Bank loans	3.14%	$ 4.4	4.37%	$ 5.1
Medium term notes; 6.91% - 7.47%; maturing 2008 – 2012	7.47%	25.0	7.15%	59.6
Senior notes due 2016	5.79%	798.4	5.79%	798.1
Interest rate swap fair value adjustment		61.9		17.1
		889.7		879.9
Less current maturities		4.4		39.7
Total long-term debt		$885.3		$840.2

At December 31, 2008, the Company had a committed long-term credit facility, a commercial paper program, a medium-term note program and various foreign bank facilities. In May 2007, the Company amended the termination date of its committed long-term credit facility to May 2012. The termination date can be further extended from time to time upon the Company's request and acceptance by the issuer of the facility for a period of one year from the last scheduled termination date for each request accepted. The committed long-term credit facility allows for borrowings of up to $800 million. The commercial paper program also provides for up to $600 million in borrowings. Borrowings under the committed long-term credit facility and medium-term note program are subject to certain financial and operating covenants that include, among other provisions, maximum leverage ratios. Certain covenants also limit subsidiary debt. The Company was in compliance with these covenants at December 31, 2008. As of December 31, 2008, the Company had no borrowings under its committed long-term credit facility, $25.0 million in borrowings outstanding under the medium-term note program, $4.4 million in borrowings outstanding under various foreign bank facilities and no borrowings under the commercial paper program. Commercial paper, when outstanding, is issued at current short-term interest rates. Additionally, any future borrowings that are outstanding under the long-term credit facility will be subject to a floating interest rate.

On April 12, 2006, the Company completed concurrent private placements of $800 million in aggregate principal amount of 5.75% Senior Notes due 2016 (2016 Notes) and $750 million in aggregate principal amount of 1.50% Convertible Senior Notes due 2026 (2026 Convertible Notes). The 2016 Notes were sold in a private placement to qualified institutional buyers and non-U.S. persons pursuant to Rule 144A and Regulation S under the Securities Act of 1933, and the 2026 Convertible Notes were sold in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. (See Note 8, "Convertible Notes," for a description of the 2026 Convertible Notes.)

The 2016 Notes, which were sold at 99.717% of par value with an effective interest rate of 5.79%, are unsecured and pay interest semi-annually at a rate of 5.75% per annum, and are redeemable at any time at the Company's option, subject to a make-whole provision based on the present value of remaining interest payments at the time of the redemption. The aggregate outstanding principal amount of the 2016 Notes will be due and payable on April 1, 2016, unless earlier redeemed by the Company. The original discount of approximately $2.3 million and the deferred debt issuance costs associated with the 2016 Notes are being amortized using the effective interest method over the stated term of 10 years.

On January 31, 2007, the Company entered into a nine-year, two-month interest rate swap with a $300.0 million notional amount with semi-annual settlements and quarterly interest rate reset dates. The swap receives interest at a fixed rate of 5.75% and pays interest at a variable interest rate equal to 3-month LIBOR plus 0.368%, and effectively converts $300.0 million of the 2016 Notes to a variable interest rate. Based on the structure of the hedging relationship, the hedge meets the criteria for using the short-cut method for a fair value hedge under the provisions of Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133). Under the provisions of SFAS No. 133, the investment in the derivative and the related long-term debt are recorded at fair value. At December 31, 2008 and 2007, the Company recognized in its consolidated balance sheets an asset reported in "Investments and other assets" and a corresponding increase in "Long-term debt" associated with the fair value of the derivative of $61.9 million and $17.1 million, respectively. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the 2016 Notes. During 2008 and 2007, the Company recognized $7.9 million and $0.3 million, respectively, as a reduction of interest expense due to the differential to be received.

In February 2006, the Company entered into interest rate swap contracts based on 3-month LIBOR with an aggregate notional amount of $800 million, a swap period of 10 years and a starting swap rate of 5.198%. The Company entered into these swap contracts as a cash flow hedge to effectively fix the future interest rate for the 2016 Notes. In April 2006, the Company terminated the interest rate swap contracts and received approximately $13.0 million. The total gain was recorded to accumulated other comprehensive loss and is being amortized as a reduction to interest expense over a 10 year period to match the term of the 2016 Notes. As of December 31, 2008, the remaining unrecognized gain, net of tax, of $5.7 million is recorded as a component of accumulated other comprehensive loss.

The aggregate maturities of total long-term debt, excluding the interest rate swap fair value adjustment of $61.9 million, for each of the next five years and thereafter are as follows: $4.4 million in 2009; zero in 2010 and 2011; $25.0 million in 2012, zero in 2013 and $798.4 million thereafter. Interest incurred of $1.4 million in 2008, $1.3 million in 2007 and $0.4 million in 2006 has been capitalized and included in property, plant and equipment.

Note 8: Convertible Notes

The 2026 Convertible Notes are unsecured and pay interest semi-annually at a rate of 1.50% per annum. The 2026 Convertible Notes will be convertible into cash and, if applicable, shares of the Company's common stock based on an initial conversion rate of 15.7904 shares of the Company's common stock per $1,000 principal amount of the 2026 Convertible Notes, subject to adjustment, only under the following circumstances: (i) during any fiscal quarter beginning after June 30, 2006 (and only during such fiscal quarter), if the closing price of the Company's common stock for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is more than 120% of the applicable conversion price per share, which is $1,000 divided by the then applicable conversion rate; (ii) the Company calls the 2026 Convertible Notes for redemption; (iii) if specified distributions to holders of the Company's common stock are made, or specified corporate transactions occur; or (iv) at any time on or after February 1, 2026 through the business day immediately preceding the maturity date. Upon conversion, a holder will receive an amount in cash equal to the lesser of (i) the principal amount of the 2026 Convertible Note or (ii) the conversion value, determined in the manner set forth in the 2026 Convertible Note Indenture. If the conversion value of the 2026 Convertible Notes exceeds their principal amount at the time of conversion, the Company will also deliver at its election, cash or the Company's common stock or a combination of cash and the Company's common stock for the conversion value in excess of the principal amount. As of December 31, 2008, the conversion criteria had not been met. The Company will not be permitted to redeem the 2026 Convertible Notes prior to April 5, 2009, will be permitted to redeem the 2026 Convertible Notes from and after April 5, 2009 to April 4, 2011 if the closing price of its common stock reaches a specified threshold, and will be permitted to redeem the 2026 Convertible Notes at any time on or after April 5, 2011. Holders of the 2026 Convertible Notes will also be able to require the Company to redeem the 2026 Convertible Notes on April 1, 2011, April 1, 2016 and April 1, 2021 or upon a change in control of the Company. The 2026 Convertible Notes mature on April 1, 2026, unless previously redeemed by the Company or earlier converted by the note holders. The Company amortizes the deferred debt issuance costs associated with the 2026 Convertible Notes over the five year period from date of issuance in April 2006 to the first noteholder put date in April 2011.

Note 9: Income Taxes

The components of earnings (loss) from continuing operations before income taxes and minority interest were:

	Year Ended December 31,		
	2008	2007	2006
		(in millions)	
U.S.	$371.2	$388.2	$(232.4)
Non-U.S.	416.0	299.5	212.9
Total	$787.2	$687.7	$ (19.5)

The provision for income taxes consists of the following:

	Year Ended December 31,		
	2008	2007	2006
		(in millions)	
Current			
U.S. federal	$207.6	$186.0	$115.2
U.S. state	46.5	29.8	15.3
Non-U.S.	44.4	52.6	30.2
Total current	298.5	268.4	160.7
Deferred			
U.S. federal	(78.4)	(92.1)	(34.0)
U.S. state	(1.9)	9.5	(13.3)
Non-U.S.	(11.2)	0.4	(5.9)
Total deferred	(91.5)	(82.2)	(53.2)
Total	$207.0	$186.2	$107.5

The current provision for income taxes does not reflect the tax benefit of $11.1 million, $36.0 million and $41.6 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to the exercise of employee stock options recorded directly to "Additional paid-in capital" in the consolidated balance sheets.

The reconciliations of the U.S. federal statutory tax rate to the combined effective tax rate follow:

	2008	2007	2006
Statutory rate of tax expense (benefit)	35.0%	35.0%	(35.0)%
State taxes, net of U.S. tax benefit	4.3	4.0	44.8
Tax differential on foreign earnings	(14.0)	(18.0)	(238.9)
U.S. tax effect of foreign earnings and dividends, net of foreign tax credits	1.5	0.4	11.9
Other credits (R&D)	(3.6)	(3.7)	(118.9)
In-process research and development	—	10.4	1,039.8
Intangible write-offs	—	—	(0.6)
Tax audit settlements/adjustments	2.1	(0.6)	(12.9)
Change in valuation allowance	—	(0.6)	(130.2)
Other	1.0	0.2	(8.7)
Effective tax rate	26.3%	27.1%	551.3%

Withholding and U.S. taxes have not been provided on approximately $1,630.9 million of unremitted earnings of certain non-U.S. subsidiaries because the Company has currently reinvested these earnings indefinitely in such operations, or the U.S. taxes on such earnings will be offset by appropriate credits for foreign income taxes paid. Such earnings would become taxable upon the sale or liquidation of these non-U.S. subsidiaries or upon the remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such unremitted earnings. Upon remittance, certain foreign countries impose withholding taxes that are then available, subject to certain limitations, for use as credits against the Company's U.S. tax liability, if any.

In connection with the American Jobs Creation Act of 2004 (the Act), the Company repatriated $674.0 million in extraordinary dividends, as defined by the Act, in the year ended December 31, 2005 from unremitted foreign earnings that were previously considered indefinitely reinvested by certain non-U.S. subsidiaries and recorded a corresponding tax liability of $29.9 million. The $674.0 million amount of extraordinary dividends is the qualified amount above a $53.4 million base amount determined based on the Company's historical repatriation levels, as defined by the Act. In 2005 the Company also repatriated approximately $85.8 million in additional dividends above the base and extraordinary dividend amounts from prior and current years' unremitted foreign earnings that were previously considered indefinitely reinvested and recorded a corresponding tax liability of $19.7 million. During 2006, the Company recorded a $2.8 million reduction in income taxes payable previously estimated for the 2005 repatriation of foreign earnings.

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. During the first quarter of 2008, the Company completed the federal income tax audit by the U.S. Internal Revenue Service for tax years 2003 and 2004. As a result of the audit, the Company paid a total settlement amount of $21.8 million, of which $14.0 million was paid in 2007 as an advance payment and the remaining $7.8 million was paid during the first quarter of 2008. The Company and its consolidated subsidiaries are currently under examination by the U.S. Internal Revenue Service for tax years 2005 and 2006. The Company believes the additional tax liability, if any, for such years, will not have a material effect on the financial position of the Company. In April 2008, the Company formally withdrew from the U.S. Internal Revenue Service's Compliance Assurance Program for tax year 2007. The Company's acquired subsidiary, Inamed, is currently under examination by the U.S. Internal Revenue Service for the pre-acquisition years 2003 through 2006. Up through and until the end of the Company's 2008 fiscal year, any estimated additional tax liability for such pre-acquisition years was treated as an adjustment to the Inamed purchased goodwill.

At December 31, 2008, the Company has net operating loss carryforwards in certain non-U.S. subsidiaries, with various expiration dates, of approximately $47.3 million. The Company has U.S. net operating loss carryforwards of approximately $165.7 million which are subject to limitation under section 382 of the Internal Revenue Code. If not utilized, the U.S. federal net operating loss carryforwards will begin to expire in 2026. The Company's subsidiary, Inamed, has a U.S. federal net operating loss carryback of approximately $46.6 million generated in the pre-acquisition year 2006.

The Company has a subsidiary in Costa Rica under a tax incentive grant. The current tax incentive grant will expire at the end of 2015.

Temporary differences and carryforwards/carrybacks which give rise to a significant portion of deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007
	(in millions)	
Deferred tax assets		
Net operating loss carryforwards/carrybacks	$ 88.0	$107.7
Accrued expenses	74.0	74.7
Manufacturing/warranty reserves	0.7	3.5
Capitalized expenses	48.9	37.7
Deferred compensation	27.1	29.4
Medicare, Medicaid and other accrued healthcare rebates	28.6	24.1
Postretirement medical benefits	16.1	14.3
Capitalized intangible assets	65.3	32.0
Deferred revenue	15.9	16.7
Inventory reserves and adjustments	68.6	47.8
Share-based compensation awards	49.2	32.0
Manufacturing, AMT and research credit carryforwards/carrybacks	3.1	7.8
Capital loss carryforwards	0.2	11.7
Unbilled costs	21.0	18.7
Pension plans	54.3	7.4
Transaction costs	3.8	3.9
State taxes	12.9	7.5
All other	15.1	9.9
	592.8	486.8
Less: valuation allowance	(8.4)	(99.9)
Total deferred tax assets	584.4	386.9
Deferred tax liabilities		
Interest rate swap	3.8	4.3
Depreciation	20.8	23.5
Developed and core technology intangible assets	365.8	421.0
All other	(0.1)	—
Total deferred tax liabilities	390.3	448.8
Net deferred tax assets (liabilities)	$194.1	$ (61.9)

The balances of net current deferred tax assets and net non-current deferred tax liabilities at December 31, 2008 were $238.2 million and $44.1 million, respectively. The balances of net current deferred tax assets and net non-current deferred tax liabilities at December 31, 2007 were $158.7 million and $220.6 million, respectively. Net current deferred tax assets are included in "Other current assets" in the Company's consolidated balance sheets. The decrease in the amount of the valuation allowance at December 31, 2008 compared to December 31, 2007 is primarily due to an $85.1 million adjustment related to an increase in the expected utilization of net operating losses of Esprit, which the Company acquired in October 2007, and is treated as a reduction of Esprit purchased goodwill.

In connection with the final stage of the Inamed and Esprit legal entity integration, the Company realigned its U.S. operations during the second quarter of 2008. The state and federal deferred tax assets and deferred tax liabilities have been re-determined to reflect a true-up to the resulting tax rate. The impact of the true-up was a decrease to the provision for income taxes by $2.4 million.

Based on the Company's historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing total deferred tax assets at December 31, 2008. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement income from operations to fully realize recorded tax benefits.

Adoption of FIN 48, Accounting for Uncertainties in Income Taxes — An Interpretation of FASB Statement No. 109

In the first fiscal quarter of 2007, the Company adopted FIN 48, which resulted in an increase in total income taxes payable of $2.8 million, an increase in interest payable of $0.5 million and a decrease in total deferred tax assets of $1.0 million. In addition, the Company reclassified $27.0 million of net unrecognized tax benefit liabilities from current to non-current liabilities. The Company's total unrecognized tax benefit liabilities recorded under FIN 48 as of the date of adoption were $61.7 million, including $37.1 million that was previously recognized as income tax expense and $18.7 million of unrecognized tax benefit liabilities of acquired subsidiaries that existed at the time of acquisition. Total interest accrued on income taxes payable was $7.6 million as of the date of adoption and no income tax penalties were recorded.

FIN 48 Disclosures

The Company classifies interest expense related to uncertainty in income taxes in the consolidated statements of operations as interest expense. Income tax penalties are recorded in income tax expense, and are not material.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of 2008 and 2007 is as follows:

	2008	2007
	(in millions)	
Balance, beginning of year	$ 59.6	$ 61.7
Gross increase as a result of positions taken in a prior year	24.0	11.7
Gross decrease as a result of positions taken in a prior year	(14.2)	(20.0)
Gross increase as a result of positions taken in current year	1.2	7.4
Decreases related to settlements	(23.1)	(1.2)
Balance, end of year	$ 47.5	$ 59.6

The total amount of unrecognized tax benefits at December 31, 2008 that, if recognized, would affect the effective tax rate is $42.0 million.

In 2008, the total amount of interest expense related to uncertainty in income taxes recognized in the Company's consolidated statement of operations is $6.3 million. The total amount of accrued interest expense related to uncertainty in income taxes included in the Company's consolidated balance sheet is $12.8 million and $10.9 million at December 31, 2008 and 2007, respectively. The change to the accrued interest expense balance between December 31, 2008 and December 31, 2007 is primarily due to the increase for the current year interest expense, partially offset by a decrease for payments made during the year in connection with the settlement of the 2003 and 2004 U.S. Internal Revenue Service income tax audit.

The Company expects that during the next 12 months it is reasonably possible that unrecognized tax benefit liabilities related to research credits, executive compensation limitations, inventory capitalization and transfer pricing will decrease by approximately $25.4 million due to the settlement of a U.S. Internal Revenue Service income tax audit.

During the year ended December 31, 2006, the Company reduced its estimated income taxes payable for uncertain tax positions and related provision for income taxes by $14.5 million, primarily due to a change in estimate resulting from the resolution of several significant and previously uncertain income tax audit issues associated with the completion of an audit by the U.S. Internal Revenue Service for tax years 2000 to 2002. This reduction was partially offset by an increase in estimated income taxes payable of $3.9 million for a previously filed income tax return that was under examination. During 2006, the Company also increased its estimate by $1.2 million for the expected income tax benefit for previously paid state income taxes, which became recoverable due to a favorable state court decision that became final during 2004, and incurred income tax expenses of $1.6 million related to intercompany transfers of trade businesses and net assets associated with the Inamed acquisition.

The following tax years remain subject to examination:

Major Jurisdictions	Open Years
U.S. Federal	2005 - 2007
California	2003 - 2007
Brazil	2004 - 2007
Canada	2004 - 2007
France	2006 - 2007
Germany	2003 - 2007
Italy	2004 - 2007
Ireland	2002 - 2007
Spain	2004 - 2007
United Kingdom	2006 - 2007

Note 10: Employee Retirement and Other Benefit Plans

Pension and Postretirement Benefit Plans

The Company sponsors various qualified defined benefit pension plans covering a substantial portion of its employees. In addition, the Company sponsors two supplemental nonqualified plans, covering certain management employees and officers. U.S. pension benefits are based on years of service and compensation during the five highest consecutive earnings years. Foreign pension benefits are based on various formulas that consider years of service, average or highest earnings during specified periods of employment and other criteria.

The Company also has one retiree health plan that covers U.S. retirees and dependents. Retiree contributions are required depending on the year of retirement and the number of years of service at the time of retirement. Disbursements exceed retiree contributions and the plan currently has no assets. The accounting for the retiree health care plan anticipates future cost-sharing changes to the written plan that are consistent with the Company's past practice and management's intent to manage plan costs. The Company's history of retiree medical plan modifications indicates a consistent approach to increasing the cost sharing provisions of the plan.

Accounting for Defined Benefit Pension and Other Postretirement Plans

In the fourth quarter of 2006, the Company adopted the balance sheet recognition and reporting provisions of SFAS No. 158, which requires the Company to recognize on its balance sheet an asset or liability equal to the over- or under-funded benefit obligation of each defined benefit pension and other postretirement plan. In the first quarter of 2008, the Company adopted the measurement date provision of SFAS No. 158, which requires the Company to change the measurement date for defined benefit pension and other postretirement plans from September 30 to December 31. As a result, the Company recognized an increase of $5.2 million in its net pension liability, an increase of $1.6 million in related deferred income tax assets, a reduction of $4.6 million in its beginning retained earnings and an increase of $1.0 million in accumulated other comprehensive income.

Actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost are recognized, net of tax, as a component of other comprehensive income. Included in accumulated other comprehensive loss as of December 31, 2008 and 2007 are unrecognized actuarial losses of $282.1 million and $100.5 million, respectively, related to the Company's pension plans. Of the December 31, 2008 amount, the Company expects to recognize approximately $12.6 million in net periodic benefit cost during 2009. Also included in accumulated other comprehensive loss at December 31, 2008 and

2007 are unrecognized prior service credits of $1.9 million and $2.3 million, respectively, and unrecognized actuarial losses of $5.0 million and $4.3 million, respectively, related to the Company's retiree health plan that have not yet been recognized in net periodic benefit cost. Of the December 31, 2008 amounts, the Company expects to recognize $0.3 million of the unrecognized prior service credits and $0.1 million of the unrecognized actuarial losses in net periodic benefit cost during 2009.

Components of net periodic benefit cost, assumptions used to determine net periodic benefit cost and projected benefit obligation, change in projected benefit obligation, change in plan assets, funded status, funding and estimated future payments are summarized below for the Company's U.S. and major non-U.S. pension plans and retiree health plan.

Net Periodic Benefit Cost

Components of net periodic benefit cost for the years ended 2008, 2007 and 2006 were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
	(in millions)					
Service cost	$ 24.8	$ 24.9	$ 23.1	$ 1.5	$ 1.8	$ 1.8
Interest cost	34.4	30.8	27.4	2.2	2.1	2.0
Expected return on plan assets	(41.9)	(36.8)	(32.3)	—	—	—
Gain on settlement	—	—	(0.8)	—	—	—
Amortization of prior service costs (credits)	—	—	—	(0.3)	(0.2)	(0.2)
Recognized net actuarial losses	6.5	11.4	13.0	0.1	0.3	0.5
Net periodic benefit cost	$ 23.8	$ 30.3	$ 30.4	$ 3.5	$ 4.0	$ 4.1

The Company terminated and settled one of its non-U.S. pension plans as part of its restructuring and streamlining of operations in Japan. As a result, the Company recognized a gain of $0.8 million upon plan settlement that was recorded as a restructuring charge reversal in the consolidated statement of operations for the year ended December 31, 2006.

Assumptions

The weighted-average assumptions used to determine net periodic benefit cost and projected benefit obligation were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2008	2007	2006	2008	2007	2006
For Determining Net Periodic Benefit Cost						
U.S. Plans:						
Discount rate	6.25%	5.90%	5.60%	6.25%	5.90%	5.60%
Expected return on plan assets	8.25%	8.25%	8.25%	—	—	—
Rate of compensation increase	4.25%	4.25%	4.25%	—	—	—
Non-U.S. Pension Plans:						
Discount rate	5.50%	4.65%	4.24%			
Expected return on plan assets	6.82%	6.43%	6.19%			
Rate of compensation increase	4.13%	4.24%	4.00%			
For Determining Projected Benefit Obligation						
U.S. Plans:						
Discount rate	6.19%	6.25%		6.05%	6.25%	
Rate of compensation increase	4.25%	4.25%		—	—	
Non-U.S. Pension Plans:						
Discount rate	5.71%	5.50%				
Rate of compensation increase	4.01%	4.13%				

For the U.S. qualified pension plan, the expected return on plan assets was determined using a building block approach that considers diversification and rebalancing for a long-term portfolio of invested assets. Historical market returns are studied and long-term historical relationships between equities and fixed income are preserved in a manner consistent with the widely-accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are also evaluated before long-term capital market assumptions are determined.

For non-U.S. funded pension plans, the expected rate of return was determined based on asset distribution and assumed long-term rates of returns on fixed income instruments and equities.

Assumed health care cost trend rates have a significant effect on the amounts reported as other postretirement benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(in millions)	
Effect on total service and interest cost components	$0.8	$(0.6)
Effect on postretirement benefit obligation	7.5	(6.0)

The assumed annual health care cost trend rate for the retiree health plan was 9% for 2008, gradually decreasing to 5% in 2016 and remaining at that level thereafter.

Benefit Obligation, Plan Assets and Funded Status

The table below presents components of the change in projected benefit obligation, change in plan assets and funded status at December 31, 2008 and 2007.

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007
	(in millions)			
Change in Projected Benefit Obligation				
Projected benefit obligation, beginning of year	$ 578.6	$554.3	$ 35.9	$ 36.7
Adjustments due to adoption of SFAS No. 158 measurement date provision	13.0	—	0.9	—
Service cost	24.8	24.9	1.5	1.8
Interest cost	34.4	30.8	2.2	2.1
Participant contributions	1.7	1.5	—	—
Actuarial (gains) losses	(2.1)	(35.4)	0.8	(3.5)
Benefits paid	(12.7)	(10.0)	(1.4)	(1.2)
Plan amendment in 2008	1.3	—	—	—
Plan combination in 2007	—	1.5	—	—
Impact of foreign currency translation	(19.0)	11.0	—	—
Projected benefit obligation, end of year	620.0	578.6	39.9	35.9
Change in Plan Assets				
Fair value of plan assets, beginning of year	547.5	478.5	—	—
Adjustments due to adoption of SFAS No. 158 measurement date provision	(2.0)	—	—	—
Actual return on plan assets	(141.7)	50.3	—	—
Company contributions	84.5	17.0	1.4	1.2
Participant contributions	1.7	1.5	—	—
Benefits paid	(12.7)	(10.0)	(1.4)	(1.2)
Plan combination in 2007	—	0.9	—	—
Impact of foreign currency translation	(14.6)	9.3	—	—
Fair value of plan assets, end of year	462.7	547.5	—	—
Funded status of plans	(157.3)	(31.1)	(39.9)	(35.9)
Fourth quarter contributions in 2007	—	10.4	—	—
Accrued benefit costs, net	$(157.3)	$ (20.7)	$(39.9)	$(35.9)

Accrued benefit costs, net for pension plans and other postretirement benefits is reported in the following components of the Company's consolidated balance sheet at December 31, 2008 and 2007:

	Pension Benefits		Other Postretirement Benefits	
	2008	2007	2008	2007
	(in millions)			
Investments and other assets	$ 0.9	$ 35.8	$ —	$ —
Accrued compensation	(2.0)	(1.6)	(0.9)	(0.9)
Other liabilities	(156.2)	(54.9)	(39.0)	(35.0)
Accrued benefit costs, net	$(157.3)	$(20.7)	$(39.9)	$(35.9)

The accumulated benefit obligation for the Company's U.S. and major non-U.S. pension plans was $543.4 million and $492.3 million at December 31, 2008 and 2007, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets and pension plans with accumulated benefit obligations in excess of the fair value of plan assets at December 31, 2008 and 2007 were as follows:

	Projected Benefit Obligation Exceeds the Fair Value of Plan Assets		Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets	
	2008	2007	2008	2007
	(in millions)			
Projected benefit obligation	$606.1	$57.9	$519.1	$57.9
Accumulated benefit obligation	530.5	46.3	455.7	46.3
Fair value of plan assets	448.0	1.0	372.6	1.0

Funding

The Company's funding policy for its funded pension plans is based upon the greater of: (i) annual service cost, administrative expenses and a seven year amortization of any funded deficit or surplus relative to the projected pension benefit obligations or (ii) local statutory requirements. The Company's funding policy is subject to certain statutory regulations with respect to annual minimum and maximum company contributions. Plan benefits for the nonqualified plans are paid as they come due.

The table below presents the asset allocations for the Company's U.S. and non-U.S. funded pension plans.

	2009 Target Allocation	Percent of Plan Assets	
		2008	2007
U.S. Pension Plans:			
Equity securities	60.0%	47.7%	65.0%
Debt securities	40.0%	52.3%	35.0%
Total	100.0%	100.0%	100.0%
Non-U.S. Pension Plans:			
Equity securities	52.0%	48.0%	60.8%
Debt securities	48.0%	52.0%	39.2%
Total	100.0%	100.0%	100.0%

The Company's U.S. pension plan assets are managed by outside investment managers using a total return investment approach whereby a mix of equities and debt securities investments are used to maximize the long-term rate of return on plan assets. The intent of this strategy is to minimize plan expenses by outperforming plan liabilities over the long run. The Company's overall expected long-term rate of return on assets for 2009 is 8.25% for its U.S. funded pension plan. Risk tolerance is established through careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolio contains a diversified blend of equity and debt securities investments. Furthermore, equity investments are diversified across geography and market capitalization through investments in U.S. large cap stocks, U.S. small cap stocks and international securities. Investment risk is measured and monitored on an ongoing basis through annual liability measures, periodic asset/liability studies and quarterly investment portfolio reviews.

The Company's non-U.S. pension plans' assets are also managed by outside investment managers using a total return investment approach using a mix of equities and debt securities investments to maximize the long-term rate of return on the plans' assets. The Company's overall expected long-term rate of return on assets for 2009 is 6.03% for its non-U.S. funded pension plans.

In 2009, the Company expects to pay contributions of between $35.0 million and $45.0 million for its U.S. and non-U.S. pension plans and between $1.0 million and $2.0 million for its other postretirement plan (unaudited).

Estimated Future Benefit Payments

Estimated benefit payments over the next 10 years for the Company's U.S. and major non-U.S. pension plans and retiree health plan are as follows:

	Pension Benefits	Other Postretirement Benefits
	(in millions)	
2009	$ 15.4	$ 0.9
2010	17.2	1.1
2011	19.0	1.2
2012	21.2	1.3
2013	23.7	1.5
2014 – 2018	163.1	10.7
	$259.6	$16.7

Savings and Investment Plan

The Company has a Savings and Investment Plan, which allows all U.S. employees to become participants upon employment. In 2008, 2007 and 2006, participants' contributions, up to 4% of compensation, generally qualified for a 100% Company match. Company contributions are generally used to purchase Allergan common stock, although such amounts may be immediately transferred by the participants to other investment fund alternatives. The Company's cost of the plan was $16.9 million in 2008, $13.8 million in 2007 and $10.3 million in 2006. Effective February 13, 2009, the Company reduced the 100% Company match to up to 2% of compensation.

In addition, the Company has a Company sponsored retirement contribution program under the Savings and Investment Plan, which provides all U.S. employees hired after September 30, 2002 with at least six months of service and certain other employees who previously elected to participate in the Company sponsored retirement contribution program under the Savings and Investment Plan, a Company provided retirement contribution of 5% of annual pay if they are employed on the last day of each calendar year. Participating employees who receive the 5% Company retirement contribution do not accrue benefits under the Company's defined benefit pension plan. The Company's cost of the retirement contribution program under the Savings and Investment Plan was $17.7 million, $10.4 million and $7.1 million in 2008, 2007 and 2006, respectively.

Note 11: Employee Stock Plans

In 2008, the Company adopted the Allergan, Inc. 2008 Incentive Award Plan (the incentive award plan) that provides for the granting of non-qualified stock options, incentive stock options, stock appreciation rights, performance shares, restricted stock and restricted stock units to officers, key employees and non-employee directors. The incentive award plan succeeds and replaces Allergan's 1989 Incentive Compensation Plan, 2001 Premium Priced Stock Option Plan and 2003 Non-employee Director Plan. The terms of share-based awards provided under the incentive award plan are consistent with the terms of awards under the prior plans.

Stock option grants to officers and key employees under the incentive award plan are generally granted at an exercise price equal to the fair market value at the date of grant, generally expire ten years after their original date of grant and generally become vested and exercisable at a rate of 25% per year beginning twelve months after the date of grant. Restricted share awards to officers and key employees generally become fully vested and free of restrictions four years from the date of grant, except for restricted stock grants pursuant to the Company's management bonus plan, which generally become fully vested and free of restrictions two years from the date of grant.

Under the terms of the incentive award plan, each eligible non-employee director is granted non-qualified stock options on the date of each regular annual meeting of stockholders at which the directors are to be elected. Non-qualified stock options to non-employee directors become fully vested and exercisable one year from the date of grant. In addition, each eligible non-employee director receives a restricted share award upon election, reelection or appointment to the Board of Directors. Restricted share awards to non-employee directors generally vest and become free of restrictions at the rate of 33 1/3% per year beginning twelve months after the date of grant.

At December 31, 2008, the aggregate amount of shares available for future grant under the incentive award plan for stock options and restricted share awards was approximately 22.4 million shares.

Share-Based Award Activity and Balances

The following table summarizes the Company's stock option activity:

	2008		2007		2006	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
	(in thousands, except option exercise price and fair value data)					
Outstanding, beginning of year	18,695	$44.50	20,241	$41.03	21,564	$36.43
Options granted	4,643	63.33	4,067	59.07	4,518	55.52
Options exercised	(1,511)	34.35	(3,920)	35.08	(5,324)	34.30
Options cancelled	(589)	57.41	(1,693)	59.88	(517)	45.02
Outstanding, end of year	21,238	48.96	18,695	44.50	20,241	41.03
Exercisable, end of year	11,481	40.90	9,434	36.76	10,904	37.24
Weighted average per share fair value of options granted during the year	$19.82		$17.27		$17.84	

The aggregate intrinsic value of stock options exercised in 2008, 2007 and 2006 was $39.2 million, $106.2 million and $114.1 million, respectively.

As of December 31, 2008, the weighted average remaining contractual life of options outstanding and options exercisable are 6.5 years and 5.0 years, respectively, and based on the Company's closing year-end stock price of $40.32 at December 31, 2008, the aggregate intrinsic value of options outstanding and options exercisable are $43.4 million and $40.3 million, respectively. Upon exercise of stock options, the Company generally issues shares from treasury.

The following table summarizes the Company's restricted share activity:

	2008		2007		2006	
	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value	Number of Shares	Weighted Average Grant-Date Fair Value
	(in thousands, except fair value data)					
Restricted share awards, beginning of year	559	$49.56	525	$43.27	378	$37.12
Shares granted	362	57.38	201	59.22	220	54.64
Shares vested	(210)	53.71	(131)	39.25	(53)	45.40
Shares cancelled	(33)	56.34	(36)	49.19	(20)	46.63
Restricted share awards, end of year	678	52.12	559	49.56	525	43.27

The total fair value of restricted shares that vested in 2008, 2007 and 2006 was $12.7 million, $7.7 million and $2.8 million, respectively.

Valuation and Expense Recognition of Share-Based Awards

The Company accounts for the measurement and recognition of compensation expense for all share-based awards made to the Company's employees and directors based on the estimated fair value of the awards in accordance with the provisions of Statement of Financial Accounting Standards No. 123 (revised), *Share-Based Payment* (SFAS No. 123R).

The following table summarizes share-based compensation expense by award type for the years ended December 31, 2008, 2007 and 2006, respectively:

	2008	2007	2006
		(in millions)	
Employee and director stock options	$ 62.2	$ 54.5	$ 48.6
Employee and director restricted share awards	11.0	11.3	9.2
Stock contributed to employee benefit plans	19.9	15.9	11.8
Pre-tax share-based compensation expense	93.1	81.7	69.6
Income tax benefit	(31.8)	(29.0)	(25.3)
Net share-based compensation expense	$ 61.3	$ 52.7	$ 44.3

The following table summarizes pre-tax share-based compensation expense by expense category for the years ended December 31, 2008, 2007 and 2006, respectively:

	2008	2007	2006
		(in millions)	
Cost of sales	$ 8.9	$ 7.4	$ 6.2
Selling, general and administrative	61.4	55.0	47.5
Research and development	22.8	19.3	15.9
Pre-tax share-based compensation expense	$93.1	$81.7	$69.6

The Company uses the Black-Scholes option-pricing model to estimate the fair value of share-based awards on the grant date. The determination of fair value using the Black-Scholes option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of highly complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. Stock options granted during 2008, 2007 and 2006 were valued using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2008	2007	2006
Expected volatility	26.89%	26.17%	30.00%
Risk-free interest rate	3.49%	4.52%	4.48%
Expected dividend yield	0.40%	0.49%	0.50%
Expected option life (in years)	5.71	4.95	4.75

The Company estimates its stock price volatility based on an equal weighting of the Company's historical stock price volatility and the average implied volatility of at-the-money options traded in the open market. The risk-free interest rate assumption is based on observed interest rates for the appropriate term of the Company's stock options. The Company does not target a specific dividend yield for its dividend payments but is required to assume a dividend yield as an input to the Black-Scholes option-pricing model. The dividend yield assumption is based on the Company's history and an expectation of future dividend amounts. The expected option life assumption is estimated based on actual historical exercise activity and assumptions regarding future exercise activity of unexercised, outstanding options.

The Company recognizes shared-based compensation cost over the vesting period using the straight-line single option method. Share-based compensation expense under SFAS No. 123R is recognized only for those awards that are ultimately expected to vest. An estimated forfeiture rate has been applied to unvested awards for the purpose of calculating compensation cost. Forfeitures were estimated based on historical experience. SFAS No. 123R requires these estimates to be revised, if necessary, in future periods if actual forfeitures differ from the estimates. Changes in forfeiture estimates impact compensation cost in the period in which the change in estimate occurs.

As of December 31, 2008, total compensation cost related to non-vested stock options and restricted stock not yet recognized was approximately $140.9 million, which is expected to be recognized over the next 48 months (31 months on a weighted-average basis). The Company has not capitalized as part of inventory any share-based compensation costs because such costs were negligible as of December 31, 2008, 2007 and 2006.

Note 12: Financial Instruments

In the normal course of business, operations of the Company are exposed to risks associated with fluctuations in interest rates and foreign currency exchange rates. The Company addresses these risks through controlled risk management that includes the use of derivative financial instruments to economically hedge or reduce these exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes.

The Company has not experienced any losses on its derivative financial instruments to date due to counterparty credit risk.

Interest Rate Risk Management

The Company's interest income and expense is more sensitive to fluctuations in the general level of U.S. interest rates than to changes in rates in other markets. Changes in U.S. interest rates affect the interest earned on cash and equivalents, interest expense on debt as well as costs associated with foreign currency contracts. For a discussion of the Company's interest rate swap activities, see Note 7, "Notes Payable and Long-Term Debt."

Foreign Exchange Risk Management

Overall, the Company is a net recipient of currencies other than the U.S. dollar and, as such, benefits from a weaker dollar and is adversely affected by a stronger dollar relative to major currencies worldwide. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, may negatively affect the Company's consolidated revenues or operating costs and expenses as expressed in U.S. dollars.

From time to time, the Company enters into foreign currency option and forward contracts to reduce earnings and cash flow volatility associated with foreign exchange rate changes to allow management to focus its attention on its core business issues. Accordingly, the Company enters into various contracts which change in value as foreign exchange rates change to economically offset the effect of changes in the value of foreign currency assets and liabilities, commitments and anticipated foreign currency denominated sales and operating expenses. The Company enters into foreign currency option and forward contracts in amounts between minimum and maximum anticipated foreign exchange exposures, generally for periods not to exceed one year. The Company does not designate these derivative instruments as accounting hedges.

The Company uses foreign currency option contracts, which provide for the sale or purchase of foreign currencies to offset foreign currency exposures expected to arise in the normal course of the Company's business. While these instruments are subject to fluctuations in value, such fluctuations are anticipated to offset changes in the value of the underlying exposures.

Probable but not firmly committed transactions are comprised of sales of products and purchases of raw material in currencies other than the U.S. dollar. A majority of these sales are made through the Company's subsidiaries in Europe, Asia, Canada and Brazil. The Company purchases foreign exchange option contracts to economically hedge the currency exchange risks associated with these probable but not firmly committed transactions. The duration of foreign exchange hedging instruments, whether for firmly committed transactions or for probable but not firmly committed transactions, currently does not exceed one year.

All of the Company's outstanding foreign currency option contracts are entered into to reduce the volatility of earnings generated in currencies other than the U.S. dollar, primarily earnings denominated in the Canadian dollar, Mexican peso, Australian dollar, Brazilian real, euro, Japanese yen, Swedish krona, Swiss franc and U.K. pound. Current changes in the fair value of open foreign currency option contracts are recorded through earnings as "Unrealized gain (loss) on derivative instruments, net" while any realized gains (losses) on settled contracts are recorded through earnings as "Other, net" in the accompanying consolidated statements of operations. The premium costs of purchased foreign exchange option contracts are recorded in "Other current assets" and amortized to "Other, net" over the life of the options.

All of the Company's outstanding foreign exchange forward contracts are entered into to protect the value of certain intercompany receivables or payables that are subject to fluctuations in foreign currency exchange rates. The realized and unrealized gains and losses from foreign currency forward contracts and the revaluation of the foreign denominated intercompany receivables or payables are recorded through "Other, net" in the accompanying consolidated statements of operations.

At December 31, 2008 and 2007, the notional principal and fair value of the Company's outstanding foreign currency derivative financial instruments were as follows:

	2008		2007	
	Notional Principal	Fair Value	Notional Principal	Fair Value
	(in millions)			
Foreign currency forward exchange contracts (Receive U.S. dollar/pay foreign currency)	$112.2	$ (3.6)	$129.9	$(2.0)
Foreign currency forward exchange contracts (Pay U.S. dollar/receive foreign currency)	63.3	2.7	58.3	0.9
Foreign currency sold — put options	216.5	24.3	279.8	7.3
Foreign currency purchased — call options	—	—	16.0	0.1

The notional principal amounts provide one measure of the transaction volume outstanding as of year end, and do not represent the amount of the Company's exposure to market loss. The estimates of fair value are based on applicable and commonly used pricing models using prevailing financial market information as of December 31, 2008 and 2007. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

Other Financial Instruments

At December 31, 2008 and 2007, the Company's other financial instruments included cash and equivalents, trade receivables, equity investments, accounts payable and borrowings. The carrying amount of cash and equivalents, trade receivables and accounts payable approximates fair value due to the short-term maturities of these instruments. The fair value of marketable equity investments, notes payable and long-term debt were estimated based on quoted market prices at year-end. The fair value of non-marketable equity investments which represent investments in start-up technology companies or partnerships that invest in start-up technology companies, are estimated based on the fair value and other information provided by these ventures.

The carrying amount and estimated fair value of the Company's other financial instruments at December 31, 2008 and 2007 were as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)			
Cash and equivalents	$1,110.4	$1,110.4	$1,157.9	$1,157.9
Non-current investments:				
Marketable equity	0.6	0.6	6.4	6.4
Non-marketable equity	5.3	5.3	1.6	1.6
Notes payable	4.4	4.4	39.7	39.9
Long-term debt	885.3	860.9	840.2	872.3
Long-term convertible notes	750.0	750.0	750.0	878.4

Marketable equity investments include unrealized holding (losses) gains, net of tax of $(1.4) million and $1.7 million at December 31, 2008 and 2007, respectively.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk principally consist of trade receivables. Wholesale distributors, major retail chains and managed care organizations account for a substantial portion of trade receivables. This risk is limited due to the number of customers comprising the Company's customer base, and their geographic dispersion. At December 31, 2008, no single customer represented more than 10% of trade receivables, net. Ongoing credit evaluations of customers' financial condition are performed and, generally, no collateral is required. The Company has purchased an insurance policy intended to reduce the Company's exposure to potential credit risks associated with certain U.S. customers. To date, no claims have been made against the insurance policy. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates.

Note 13: Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 159, which allows an entity to voluntarily choose to measure certain financial assets and liabilities at fair value. The Company did not elect the fair value option as allowed by SFAS No. 159 for its financial assets and liabilities that were not previously carried at fair value. Therefore, material financial assets and liabilities that are not carried at fair value, such as short-term and long-term debt obligations and trade accounts receivable and payable, are still reported at their historical carrying values.

Effective January 1, 2008, the Company adopted the methods of measuring fair value described in SFAS No. 157. As defined in SFAS No. 157, fair value is based on the prices that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a three-tier fair value hierarchy that prioritizes the inputs used to measure fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

As of December 31, 2008, the Company has certain assets and liabilities that are required to be measured at fair value on a recurring basis. These include commercial paper and foreign time deposits classified as cash equivalents, other cash equivalents, available-for-sale securities, foreign exchange derivatives and the interest rate swap with a $300.0 million notional amount. These assets and liabilities are classified in the table below in one of the three categories of the fair value hierarchy described above.

	Total	Level 1	Level 2	Level 3
		(in millions)		
Assets				
Commercial paper	$ 414.1	$ 414.1	$ —	$ —
Foreign time deposits	88.2	88.2	—	—
Other cash equivalents	506.9	506.9	—	—
Available-for-sale securities	0.6	0.6	—	—
Foreign exchange derivative assets	27.0	—	27.0	—
Interest rate swap derivative asset	61.9	—	61.9	—
	$1,098.7	$1,009.8	$ 88.9	$ —
Liabilities				
Foreign exchange derivative liabilities	$ 3.6	$ —	$ 3.6	$ —
Interest rate swap derivative liability	61.9	—	61.9	—
	$ 65.5	$ —	$ 65.5	$ —

Commercial paper, foreign time deposits and other cash equivalents are valued at cost, which approximates fair value due to the short-term maturities of these instruments. Available-for-sale securities are valued using quoted stock prices from the National Association of Securities Dealers Automated Quotation System at the reporting date. Foreign exchange derivative assets and liabilities are valued using quoted forward foreign exchange prices and option volatility at the reporting date. The interest rate swap derivative asset and liability are valued using LIBOR yield curves at the reporting date. The Company believes the fair values assigned to its available-for-sale securities and derivative instruments as of December 31, 2008 and 2007 are based upon reasonable estimates and assumptions.

Note 14: Legal Proceedings

The Company is involved in various lawsuits and claims arising in the ordinary course of business.

In August 2004, James Clayworth, R.Ph., doing business as Clayworth Pharmacy, filed a complaint entitled "Clayworth v. Allergan, et al." in the Superior Court of the State of California for the County of Alameda. The complaint, as amended, named the Company and 12 other defendants and alleged unfair business practices, including a price fixing conspiracy relating to the reimportation of pharmaceuticals from Canada. The complaint sought damages, equitable relief, attorneys' fees and costs. On January 8, 2007, the court entered a notice of entry of judgment of dismissal against the plaintiffs dismissing the plaintiffs' complaint. On the same date, the plaintiffs filed a notice of appeal with the Court of Appeal of the State of California, First Appellate District. On April 14, 2007, the plaintiffs filed an opening brief with the Court of Appeal of the State of California. The defendants filed their joint opposition on July 5, 2007, and the plaintiffs filed their reply on August 24, 2007. On May 14, 2008, the court heard oral arguments and took the matter under submission. On July 25, 2008, the Court of Appeal of the State of California affirmed the Superior Court of the State of California for the County of

Alameda's ruling granting the Company's motion for summary judgment. On August 11, 2008, the plaintiffs filed a petition for rehearing with the Court of Appeal of the State of California. On August 19, 2008, the court denied the plaintiffs' petition for rehearing. On September 3, 2008, the plaintiffs filed a petition for review with the Supreme Court of the State of California. On November 19, 2008, the Supreme Court of the State of California granted the plaintiffs' petition for review. On February 17, 2009, the plaintiffs filed their opening brief on the merits with the Supreme Court of the State of California.

In March 2008, the Company received service of a Subpoena Duces Tecum from the U.S. Attorney, U.S. Department of Justice, Northern District of Georgia ("DOJ"). The subpoena requests the production of documents relating to the Company's sales and marketing practices in connection with *Botox®*.

In July 2008, a complaint entitled "Kramer, Bryant, Spears, Doolittle, Clark, Whidden, Powell, Moore, Hennessy, Sody, Breeding, Downey, Underwood-Boswell, Reed-Momot, Purdon & Hahn v. Allergan, Inc." was filed in the Superior Court for the State of California for the County of Orange. The complaint makes allegations against the Company relating to *Botox®* and *Botox®* Cosmetic including failure to warn, manufacturing defects, negligence, breach of implied and express warranties, deceit by concealment and negligent misrepresentation and seeks damages, attorneys' fees and costs. On July 17, 2008, the plaintiffs filed a first amended complaint. On September 29, 2008, the Company filed an answer to the first amended complaint. On February 2, 2009, the plaintiffs filed a request for dismissal without prejudice as to plaintiffs Hennessey, Hahn and Underwood-Boswell. A status conference was held on February 17, 2009. The court scheduled a further status conference for June 22, 2009.

The Company is involved in various other lawsuits and claims arising in the ordinary course of business. These other matters are, in the opinion of management, immaterial both individually and in the aggregate with respect to the Company's consolidated financial position, liquidity or results of operations.

Because of the uncertainties related to the incurrence, amount and range of loss on any pending litigation, investigation, inquiry or claim, management is currently unable to predict the ultimate outcome of any litigation, investigation, inquiry or claim, determine whether a liability has been incurred or make an estimate of the reasonably possible liability that could result from an unfavorable outcome. The Company believes, however, that the liability, if any, resulting from the aggregate amount of uninsured damages for any outstanding litigation, investigation or claim, other than the inquiry being conducted by the DOJ discussed in Note 15, "Commitments and Contingencies," will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations. However, an adverse ruling in a patent infringement lawsuit involving the Company could materially affect its ability to sell one or more of its products or could result in additional competition. In view of the unpredictable nature of such matters, the Company cannot provide any assurances regarding the outcome of any litigation, investigation, inquiry or claim to which the Company is a party or the impact on the Company of an adverse ruling in such matters. As additional information becomes available, the Company will assess its potential liability and revise its estimates.

Note 15: Commitments and Contingencies

Operating Lease Obligations

The Company leases certain facilities, office equipment and automobiles and provides for payment of taxes, insurance and other charges on certain of these leases. Rental expense was $50.9 million in 2008, $41.9 million in 2007 and $30.6 million in 2006.

Future minimum rental payments under non-cancelable operating lease commitments with a term of more than one year as of December 31, 2008 are as follows: $47.3 million in 2009, $38.9 million in 2010, $25.0 million in 2011, $16.0 million in 2012, $11.5 million in 2013 and $52.8 million thereafter.

Contingencies

On March 3, 2008, the Company received service of a Subpoena Duces Tecum from the DOJ. The subpoena requests the production of documents relating to the Company's sales and marketing practices in connection with *Botox*®. During fiscal year 2008, the Company incurred approximately $25.7 million of costs associated with the DOJ's inquiry. The Company expects to incur additional costs associated with responding to the DOJ investigation of approximately $30.0 million to $34.0 million during fiscal year 2009. Estimated costs include attorneys' fees and costs associated with document production, imaging and information services support. Because of the uncertainties related to the incurrence, amount and range of loss, if any, that might be incurred related to this inquiry, management is currently unable to predict the ultimate outcome or determine whether a liability has been incurred or make an estimate of the reasonably possible liability that could result from an unfavorable outcome associated with this inquiry.

Note 16: Guarantees

The Company's Restated Certificate of Incorporation, as amended, provides that the Company will indemnify, to the fullest extent permitted by the Delaware General Corporation Law, each person that is involved in or is, or is threatened to be, made a party to any action, suit or proceeding by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Company or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. The Company has also entered into contractual indemnity agreements with each of its directors and executive officers pursuant to which, among other things, the Company has agreed to indemnify such directors and executive officers against any payments they are required to make as a result of a claim brought against such executive officer or director in such capacity, excluding claims (i) relating to the action or inaction of a director or executive officer that resulted in such director or executive officer gaining illegal personal profit or advantage, (ii) for an accounting of profits made from the purchase or sale of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of any state law or (iii) that are based upon or arise out of such director's or executive officer's knowingly fraudulent, deliberately dishonest or willful misconduct. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is unlimited. However, the Company has purchased directors' and officers' liability insurance policies intended to reduce the Company's monetary exposure and to enable the Company to recover a portion of any future amounts paid. The Company has not previously paid any material amounts to defend lawsuits or settle claims as a result of these indemnification provisions. As a result, the Company believes the estimated fair value of these indemnification arrangements is minimal.

The Company customarily agrees in the ordinary course of its business to indemnification provisions in agreements with clinical trials investigators in its drug, biologics and medical device development programs, in sponsored research agreements with academic and not-for-profit institutions, in various comparable agreements involving parties performing services for the Company in the ordinary course of business, and in its real estate leases. The Company also customarily agrees to certain indemnification provisions in its discovery and development collaboration agreements. With respect to the Company's clinical trials and sponsored research agreements, these indemnification provisions typically apply to any claim asserted against the investigator or the investigator's institution relating to personal injury or property damage, violations of law or certain breaches of the Company's contractual obligations arising out of the research or clinical testing of the Company's products, compounds or drug candidates. With respect to real estate lease agreements, the indemnification provisions typically apply to claims asserted against the landlord relating to personal injury or property damage caused by the Company, to violations of law by the Company or to certain breaches of the Company's contractual obligations. The indemnification provisions appearing in the Company's collaboration agreements are similar, but in addition provide some limited indemnification for the collaborator in the event of third party claims alleging infringement of intellectual property rights. In each of the above cases, the terms of these indemnification provisions generally survive the termination of the agreement. The maximum potential amount of future payments that the Company could be required to make under these provisions is generally unlimited. The Company has purchased insurance policies covering personal injury, property damage and general liability intended to reduce the Company's exposure for indemnification and to enable the Company to recover a portion of any future amounts paid. The Company has not previously paid any material amounts to defend lawsuits or settle claims as a result of these indemnification provisions. As a result, the Company believes the estimated fair value of these indemnification arrangements is minimal.

Note 17: Product Warranties

The Company provides warranty programs for breast implant sales primarily in the United States, Europe and certain other countries. Management estimates the amount of potential future claims from these warranty programs based on actuarial analyses. Expected future obligations are determined based on the history of product shipments and claims and are discounted to a current value. The liability is included in both current and long-term liabilities in the Company's consolidated balance sheets. The U.S. programs include the *ConfidencePlus®* and *ConfidencePlus®* Premier warranty programs. The *ConfidencePlus®* program currently provides lifetime product replacement and $1,200 of financial assistance for surgical procedures within ten years of implantation. The *ConfidencePlus®* Premier program, which generally requires a low additional enrollment fee, currently provides lifetime product replacement, $2,400 of financial assistance for surgical procedures within ten years of implantation and contralateral implant replacement. The enrollment fee is deferred and recognized as income over the ten year warranty period for financial assistance. The warranty programs in non-U.S. markets have similar terms and conditions to the U.S. programs. The Company does not warrant any level of aesthetic result and, as required by government regulation, makes extensive disclosures concerning the risks of the use of its products and breast implant surgery. Changes to actual warranty claims incurred and interest rates could have a material impact on the actuarial analysis and the Company's estimated liabilities. A large majority of the product warranty liability arises from the U.S. warranty programs. The Company does not currently offer any similar warranty program on any other product.

The following table provides a reconciliation of the change in estimated product warranty liabilities for the years ended December 31, 2008 and 2007:

	2008	2007
	(in millions)	
Balance, beginning of year	$28.0	$24.8
Provision for warranties issued during the year	6.5	8.0
Settlements made during the year	(5.8)	(4.8)
Increases in warranty estimates	0.8	—
Balance, end of year	$29.5	$28.0
Current portion	$ 6.3	$ 6.5
Non-current portion	23.2	21.5
Total	$29.5	$28.0

Note 18: Business Segment Information

The Company operates its business on the basis of two reportable segments — specialty pharmaceuticals and medical devices. The specialty pharmaceuticals segment produces a broad range of pharmaceutical products, including: ophthalmic products for glaucoma therapy, ocular inflammation, infection, allergy and chronic dry eye; *Botox*® for certain therapeutic and aesthetic indications; skin care products for acne, psoriasis and other prescription and over-the-counter dermatological products; and, beginning in the fourth quarter of 2007, urologics products. The medical devices segment produces a broad range of medical devices, including: breast implants for augmentation, revision and reconstructive surgery; obesity intervention products, including the *Lap-Band*® System and the *Orbera*™ Intragastric Balloon System; and facial aesthetics products. The Company provides global marketing strategy teams to ensure development and execution of a consistent marketing strategy for its products in all geographic regions that share similar distribution channels and customers.

The Company evaluates segment performance on a revenue and operating income basis exclusive of general and administrative expenses and other indirect costs, restructuring charges, in-process research and development expenses, amortization of identifiable intangible assets related to business combinations and asset acquisitions and certain other adjustments, which are not allocated to the Company's segments for performance assessment by the Company's chief operating decision maker. Other adjustments excluded from the Company's segments for performance assessment represent income or expenses that do not reflect, according to established Company-defined criteria, operating income or expenses associated with the Company's core business activities. Because operating segments are generally defined by the products they design and sell, they do not make sales to each other. The Company does not discretely allocate assets to its operating segments, nor does the Company's chief operating decision maker evaluate operating segments using discrete asset information.

Operating Segments

	2008	2007	2006
		(in millions)	
Product net sales:			
Specialty pharmaceuticals	$3,502.3	$3,105.0	$2,638.5
Medical devices	837.4	774.0	371.6
Total product net sales	4,339.7	3,879.0	3,010.1
Other corporate and indirect revenues	63.7	59.9	53.2
Total revenues	$4,403.4	$3,938.9	$3,063.3
Operating income (loss):			
Specialty pharmaceuticals	$1,220.1	$1,047.9	$ 888.8
Medical devices	222.0	207.1	119.9
Total segments	1,442.1	1,255.0	1,008.7
General and administrative expenses, other indirect costs and other adjustments	475.1	336.9	351.7
In-process research and development	—	72.0	579.3
Amortization of acquired intangible assets (a)	129.6	99.9	58.6
Restructuring charges	41.3	26.8	22.3
Total operating income (loss)	$ 796.1	$ 719.4	$ (3.2)

(a) Represents amortization of identifiable intangible assets related to business combinations and asset acquisitions and related capitalized licensing costs, as applicable.

Product net sales for the Company's various global product portfolios are presented below. The Company's principal markets are the United States, Europe, Latin America and Asia Pacific. The U.S. information is presented separately as it is the Company's headquarters country. U.S. sales, including manufacturing operations, represented 64.6%, 65.7% and 67.4% of the Company's total consolidated product net sales in 2008, 2007 and 2006, respectively.

Sales to two customers in the Company's specialty pharmaceuticals segment each generated over 10% of the Company's total consolidated product net sales. Sales to Cardinal Health for the years ended December 31, 2008, 2007 and 2006 were 12.0%, 11.2% and 13.0%, respectively, of the Company's total consolidated product net sales. Sales to McKesson Drug Company for the years ended December 31, 2008, 2007 and 2006 were 12.3%, 11.1% and 13.0%, respectively, of the Company's total consolidated product net sales. No other country or single customer generates over 10% of the Company's total consolidated product net sales. Other medical devices product net sales consist of sales of ophthalmic surgical devices pursuant to a manufacturing and supply agreement entered into as part of the July 2007 sale of the former Cornéal ophthalmic surgical device business, which was substantially concluded in December 2007. Net sales for the Europe region also include sales to customers in Africa and the Middle East, and net sales in the Asia Pacific region include sales to customers in Australia and New Zealand.

Long-lived assets, depreciation and amortization and capital expenditures are assigned to geographic regions based upon management responsibility for such items. The Company estimates that total long-lived assets located in the United States, including manufacturing operations and general corporate assets, are approximately $3,779.7 million and $3,702.0 million as of December 31, 2008 and 2007, respectively.

Product Net Sales by Product Line

	2008	2007	2006
		(in millions)	
Specialty Pharmaceuticals:			
Eye Care Pharmaceuticals	$2,009.1	$1,776.5	$1,530.6
Botox®/Neuromodulators	1,310.9	1,211.8	982.2
Skin Care	113.7	110.7	125.7
Urologics	68.6	6.0	—
Total Specialty Pharmaceuticals	3,502.3	3,105.0	2,638.5
Medical Devices:			
Breast Aesthetics	310.0	298.4	177.2
Obesity Intervention	296.0	270.1	142.3
Facial Aesthetics	231.4	202.8	52.1
Core Medical Devices	837.4	771.3	371.6
Other	—	2.7	—
Total Medical Devices	837.4	774.0	371.6
Total product net sales	$4,339.7	$3,879.0	$3,010.1

Geographic Information

	Product Net Sales		
	2008	2007	2006
		(in millions)	
United States	$2,793.2	$2,541.3	$2,023.6
Europe	881.9	762.5	548.5
Latin America	262.5	224.2	172.5
Asia Pacific	222.3	196.7	145.7
Other	168.8	147.5	114.5
	4,328.7	3,872.2	3,004.8
Manufacturing operations	11.0	6.8	5.3
Total product net sales	$4,339.7	$3,879.0	$3,010.1

	Long-lived Assets		Depreciation and Amortization			Capital Expenditures		
	2008	2007	2008	2007	2006	2008	2007	2006
				(in millions)				
United States	$3,389.2	$3,379.5	$181.8	$147.8	$111.0	$ 72.3	$ 48.5	$ 44.8
Europe	252.0	278.2	20.9	18.4	2.2	5.0	5.0	6.2
Latin America	19.9	22.9	3.6	4.2	3.8	5.3	5.1	2.6
Asia Pacific	8.1	7.1	1.7	1.3	0.9	3.3	1.2	0.3
Other	2.5	0.1	0.1	0.1	0.1	2.5	—	—
	3,671.7	3,687.8	208.1	171.8	118.0	88.4	59.8	53.9
Manufacturing operations	410.9	348.7	34.8	23.8	16.9	56.5	56.6	35.7
General corporate	250.9	223.0	21.4	19.8	17.5	45.3	25.4	41.8
Total	$4,333.5	$4,259.5	$264.3	$215.4	$152.4	$190.2	$141.8	$131.4

The increase in long-lived assets at December 31, 2008 compared to December 31, 2007 is primarily due to the Company's 2008 *Aczone®* asset acquisition and an increase in intangible licensing assets related to *Sanctura®*, *Restasis®* and *Latisse™* products, all of which are reflected in the United States balance above, partially offset by a decrease in goodwill related to the Esprit acquisition. Long-lived assets related to the Esprit acquisition, including goodwill and intangible assets, are reflected in the United States balance above. Long-lived assets related to the EndoArt acquisition, including goodwill and intangible assets, are reflected in the Europe balance above. Goodwill and intangible assets related to the Cornéal acquisition are reflected in the Europe balance above. All other long-lived assets related to the Cornéal acquisition are reflected in the manufacturing operations balance above.

The increase in United States depreciation and amortization for the year ended December 31, 2008 compared to the year ended December 31, 2007 primarily relates to amortization of acquired intangible assets associated with the *Aczone®* asset acquisition and Esprit acquisition. The increase in United States depreciation and amortization for the year ended December 31, 2007 compared to the year ended December 31, 2006 primarily relates to amortization of acquired intangible assets associated with the Esprit and Inamed acquisitions. The increase in Europe depreciation and amortization for the year ended December 31, 2007 compared to the year ended December 31, 2006 primarily relates to amortization of acquired intangible assets associated with the EndoArt and Cornéal acquisitions.

Note 19: Earnings Per Share

The table below presents the computation of basic and diluted earnings (loss) per share:

	Year Ended December 31,		
	2008	2007	2006
	(in millions, except per share amounts)		
Net earnings (loss):			
Earnings (loss) from continuing operations	$578.6	$501.0	$(127.4)
Loss from discontinued operations	—	(1.7)	—
Net earnings (loss)	$578.6	$499.3	$(127.4)
Weighted average number of shares issued	304.1	305.1	293.8
Net shares assumed issued using the treasury stock method for options and non-vested equity shares and share units outstanding during each period based on average market price	2.3	3.5	—
Dilutive effect of assumed conversion of convertible notes outstanding	—	0.1	—
Diluted shares	306.4	308.7	293.8
Basic earnings (loss) per share:			
Continuing operations	$ 1.90	$ 1.64	$ (0.43)
Discontinued operations	—	—	—
Net basic earnings (loss) per share	$ 1.90	$ 1.64	$ (0.43)
Diluted earnings (loss) per share:			
Continuing operations	$ 1.89	$ 1.62	$ (0.43)
Discontinued operations	—	—	—
Net diluted earnings (loss) per share	$ 1.89	$ 1.62	$ (0.43)

For the year ended December 31, 2008, options to purchase 11.4 million shares of common stock at exercise prices ranging from $47.32 to $65.63 per share were outstanding but were not included in the computation of diluted earnings per share because the effect from the assumed exercise of these options calculated under the treasury stock method would be anti-dilutive. There were no potentially diluted common shares related to the Company's 2026 Convertible Notes for the year ended December 31, 2008, as the Company's average stock price for the period was less than the conversion price of the notes.

For the year ended December 31, 2007, options to purchase 4.1 million shares of common stock at exercise prices ranging from $48.07 to $65.21 per share were outstanding but were not included in the computation of diluted earnings per share because the effect from the assumed exercise of these options calculated under the treasury stock method would be anti-dilutive.

For the year ended December 31, 2006, outstanding stock options to purchase approximately 20.2 million shares of common stock at exercise prices ranging from $6.50 to $63.76 per share were not included in the computation of diluted earnings per share because the Company incurred a loss from continuing operations and, as a result, the impact would be anti-dilutive. Additionally, for the year ended December 31, 2006, the effect of approximately 1.7 million common shares related to the Company's Zero Coupon Convertible Senior Notes due 2022, which were fully converted or redeemed in 2006, was not included in the computation of diluted earnings per share because the Company incurred a loss from continuing operations and, as a result, the impact would be anti-dilutive. There were no potentially diluted common shares related to the Company's 2026 Convertible Notes for the year ended December 31, 2006, as the Company's average stock price for the period was less than the conversion price of the notes.

Note 20: Comprehensive Income (Loss)

The following table summarizes the components of comprehensive income (loss) for the years ended December 31:

	2008			2007			2006		
	Before Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount	Before Tax Amount	Tax (Expense) or Benefit	Net-of-Tax Amount
	(in millions)								
Foreign currency translation adjustments	$ (39.1)	$ —	$ (39.1)	$ 46.9	$ —	$ 46.9	$24.9	$ —	$ 24.9
Deferred holding gains on derivatives designated as cash flow hedges	—	—	—	—	—	—	13.0	(5.1)	7.9
Amortization of deferred holding gains on derivatives designated as cash flow hedges	(1.3)	0.5	(0.8)	(1.3)	0.5	(0.8)	(0.9)	0.3	(0.6)
Pension and postretirement benefit plan adjustments:									
Net (loss) gain	(190.3)	64.5	(125.8)	53.7	(15.2)	38.5	—	—	—
Amortization	6.5	(2.6)	3.9	11.4	(3.9)	7.5	—	—	—
Minimum pension liability adjustment	—	—	—	—	—	—	2.3	(1.0)	1.3
Unrealized holding (loss) gain on available-for-sale securities	(5.8)	2.7	(3.1)	0.8	(0.3)	0.5	(0.9)	0.3	(0.6)
Other comprehensive (loss) income	$(230.0)	$65.1	(164.9)	$111.5	$(18.9)	92.6	$38.4	$(5.5)	32.9
Net earnings (loss)			578.6			499.3			(127.4)
Total comprehensive income (loss)			$ 413.7			$591.9			$ (94.5)

Note 21: Subsequent Event

On February 4, 2009, the Company announced a restructuring plan that involves a workforce reduction of approximately 460 employees, primarily in the United States and Europe. The majority of the employees affected by the restructuring plan are U.S. urology sales and marketing personnel as a result of the Company's decision to focus on the urology specialty and to seek a partner to promote *Sanctura XR*® to general practitioners, and marketing personnel in the United States and Europe as the Company adjusts its back-office structures to a reduced short-term sales outlook for some businesses. Modest reductions are being made in other functions as the Company re-engineers its processes and increases productivity.

In addition, the Company has reviewed its stock option-related cost structure. The Company's 2008 full-round employee stock option grant took place in February 2008 with a strike price of $64.47 versus a stock price of approximately $40 on the date of the announced restructuring. The Company's Board of Directors has decided to accelerate the vesting and remove certain stock option expiration features for all employees holding the 2008 full-round employee stock options and to modify certain stock option expiration features for other stock options held by employees impacted by the restructuring plan.

The Company currently estimates that the total pre-tax charges resulting from the restructuring plan will be between $110 million and $117 million, of which $40 million to $45 million are expected to be cash expenditures. The remainder will be a non-cash charge associated with the acceleration of previously unrecognized share-based compensation costs and any additional estimated costs associated with the modification of stock option grants as described above and certain other non-cash asset-related charges. These charges will be incurred beginning in the first quarter of 2009 and are expected to continue up through and including the fourth quarter of 2009. The Company expects the restructuring plan to be substantially completed by the end of the second quarter of 2009.

ALLERGAN, INC.

QUARTERLY RESULTS (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Year
	(in millions, except per share data)				
2008(a)					
Product net sales	$1,061.0	$1,155.8	$1,081.9	$1,041.0	$4,339.7
Total revenues	1,076.6	1,172.0	1,098.2	1,056.6	4,403.4
Operating income	166.0	209.0	237.4	183.7	796.1
Earnings from continuing operations before income taxes and minority interest(c)	155.6	196.1	239.3	196.2	787.2
Net earnings	111.4	147.3	169.3	150.6	578.6
Basic earnings per share	0.37	0.48	0.56	0.50	1.90
Diluted earnings per share	0.36	0.48	0.55	0.50	1.89
2007(b)					
Product net sales	$ 862.6	$ 962.6	$ 978.7	$1,075.1	$3,879.0
Total revenues	876.7	977.9	993.7	1,090.6	3,938.9
Operating income	96.9	183.6	220.5	218.4	719.4
Earnings from continuing operations before income taxes and minority interest(d)	91.4	176.2	211.3	208.8	687.7
Earnings from continuing operations	44.8	139.0	156.0	161.2	501.0
(Loss) earnings from discontinued operations	(1.0)	(1.2)	1.4	(0.9)	(1.7)
Net earnings	43.8	137.8	157.4	160.3	499.3
Basic earnings (loss) per share:					
Continuing operations	0.15	0.46	0.51	0.53	1.64
Discontinued operations	(0.01)	(0.01)	—	(0.01)	—
Net basic earnings per share	0.14	0.45	0.51	0.52	1.64
Diluted earnings (loss) per share:					
Continuing operations	0.15	0.45	0.50	0.52	1.62
Discontinued operations	(0.01)	—	0.01	—	—
Net diluted earnings per share	0.14	0.45	0.51	0.52	1.62

(a) Fiscal quarters in 2008 ended on March 31, June 30, September 30 and December 31.

(b) Fiscal quarters in 2007 ended on March 30, June 29, September 28 and December 31.

(c) Includes 2008 pre-tax charges for the following items:

	Quarter				
	First	Second	Third	Fourth	Total
	(in millions)				
Amortization of acquired intangible assets	$34.9	$35.8	$39.3	$40.9	$150.9
Restructuring charges (reversal)	28.4	9.4	(0.2)	3.7	41.3
Integration and transition costs	0.6	1.3	0.1	0.2	2.2
Termination benefits, asset impairments and accelerated depreciation costs related to the phased closure of the Arklow manufacturing facility	0.7	0.3	4.8	4.2	10.0
Esprit fair market value inventory adjustment rollout	6.7	5.0	—	—	11.7
External costs associated with responding to the U.S. Department of Justice subpoena	—	9.0	6.7	10.0	25.7
Upfront payments for technologies that have not achieved regulatory approval	—	13.9	6.3	48.5	68.7
Settlement of a distribution agreement in Korea	—	—	—	13.2	13.2
Impairment of intangible asset	—	—	—	5.6	5.6

(d) Includes 2007 pre-tax charges for the following items:

	Quarter				
	First	Second	Third	Fourth	Total
	(in millions)				
In-process research and development charge	$72.0	$ —	$ —	$ —	$ 72.0
Amortization of acquired intangible assets	28.4	29.0	28.7	35.2	121.3
Restructuring charges	3.2	10.1	11.0	2.5	26.8
Integration and transition costs	5.4	3.8	2.1	3.4	14.7
Cornéal fair market value inventory adjustment rollout	—	—	0.5	—	0.5
Esprit fair market value inventory adjustment rollout	—	—	—	2.8	2.8
Legal settlement of a patent dispute	—	6.4	—	—	6.4
Settlement of pre-existing Cornéal distribution contract	2.3	—	—	—	2.3

SCHEDULE II

ALLERGAN, INC.

VALUATION AND QUALIFYING ACCOUNTS
Years Ended December 31, 2008, 2007 and 2006

Allowance for Doubtful Accounts Deducted from Trade Receivables	Balance at Beginning of Year	Additions(a)	Deductions(b)	Other(c)	Balance at End of Year
			(in millions)		
2008	$21.4	$12.6	$(2.6)	$ —	$31.4
2007	15.8	5.3	(3.4)	3.7	21.4
2006	4.4	7.6	(2.6)	6.4	15.8

(a) Provision charged to earnings.

(b) Accounts written off, net of recoveries.

(c) Allowance for doubtful accounts acquired as part of the Esprit, Cornéal and Inamed acquisitions, net of amounts disposed as part of discontinued operations, as applicable.



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Corporate Overview and Stockholders' Information

CORPORATE HEADQUARTERS

Allergan, Inc.
2525 Dupont Drive
Irvine, CA 92612-1599
(714) 246-4500

E-mail: corpinfo@allergan.com
Internet: www.allergan.com

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
(800) 468-9716

Hearing Impaired # TDD:
(651) 450-4144

ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of Stockholders of Allergan, Inc. will be held at the Hyatt Regency Irvine, 17900 Jamboree Road, Irvine, CA 92614, on April 30, 2009, at 10:00 a.m. Pacific Time.

FORM 10-K

A copy of Allergan, Inc.'s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through our Web site at www.allergan.com or without charge by contacting:

INVESTOR RELATIONS

James M. Hindman
Allergan, Inc.
P.O. Box 19534
Irvine, CA 92623-9534
Phone: (714) 246-4636
Fax: (714) 246-4800
E-mail: corpinfo@allergan.com

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The plan allows Allergan stockholders to reinvest their dividends or invest cash in Allergan stock without brokerage commissions or service charges. If you are interested in joining the plan or would like more information, you may request a prospectus from:

Wells Fargo Shareowner Services
Dividend Reinvestment Plan
Allergan, Inc.
P.O. Box 64856
St. Paul, MN 55164-0856

MARKET PRICES OF COMMON STOCK AND DIVIDENDS

The following table shows the quarterly price range of the common stock and the cash dividends declared per share during the period listed.

	2008			2007		
Calendar Quarter	Low	High	Div	Low	High	Div
First	$53.51	$70.40	$0.05	$52.50	$60.61	$0.05
Second	51.00	60.29	0.05	55.15	62.50	0.05
Third	50.01	61.72	0.05	56.96	66.15	0.05
Fourth	28.95	52.78	0.05	60.79	69.15	0.05

Allergan common stock is listed on the New York Stock Exchange and is traded under the symbol "AGN." The approximate number of stockholders of record was 5,623 as of February 17, 2009.

TRADEMARKS

Except as set forth below, all product names appearing in capital letters are trademarks or service marks that are owned by, licensed to, and promoted by Allergan, Inc., its subsidiaries or affiliates. The following Allergan trademarks appear in this report: ACZONE, ALPHAGAN, ALPHAGAN P, BOTOX, BOTOX Cosmetic, BOTOX VISTA, COMBIGAN, GANFORT, INSPIRA, JUVÉDERM, JUVÉDERM Ultra and Ultra Plus, LAP-BAND, LAP-BAND AP, LATISSE, LUMIGAN, M.D. FORTÉ, NATRELLE, ORBERA, OPTIVE, POSURDEX, PRED FORTE, PREVAGE MD, REFRESH, RESTASIS, SANCTURA XR, TAZORAC, TRIVARIS, VISTABEL, VISTABEX, VIVITÉ, VOLUMA, ZORAC, and ZYMAR.

ACULAR and ACULAR LS are registered trademarks of Roche Palo Alto LLC.

CLINIQUE is a registered trademark of Clinique Laboratories, LLC.

Dysport is a registered trademark of Ipsen.

GLX Technology is a trademark of Pharma Cosmetix Research, LLC.

JUVÉDERM is a registered trademark of Allergan Industrie SAS.

Reloxin is a registered trademark of Medicis.

Vitrase is a registered trademark of Ista Pharmaceuticals.

Allergan, for the year ending December 31, 2008, continued its proud tradition of placement in the top quartile for environmental health and safety performance within its pharmaceutical company peer group. More information on its 2008 performance worldwide can be found by visiting the "Responsibility" section on Allergan's corporate Web site at www.allergan.com and selecting the "Environmental Health and Safety Information" page.



Cover and editorial sections of this annual report are printed on recycled paper.

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